As confidentially submitted to the Securities and Exchange Commission on November 16, 2012

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11

FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

ZAIS Financial Corp.
(Exact name of registrant as specified in its governing instruments)

ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701-1106
(732) 978-7518
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Copies to:
Jay L. Bernstein, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878-8000 Fax (212) 878-8375	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel (212) 735-3000 Fax (212) 735-2000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (1)

Common Stock, $0.0001 par value per share	$	$

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of common stock that may be purchased by the underwriters upon the exercise of their overallotment option.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 16, 2012

ZAIS Financial Corp.

(LOGO)

                   Shares

Common Stock

ZAIS Financial Corp. is a Maryland corporation that invests in, finances and manages a diversified portfolio of residential mortgage assets, other real estate-related securities and financial assets, which we refer to as our target assets. We are externally managed and advised by ZAIS REIT Management, LLC (or our Advisor), a subsidiary of ZAIS Group, LLC (or ZAIS), a privately-held, investment advisor registered with the U.S. Securities and Exchange Commission with approximately $5.5 billion of assets under management as of September 30, 2012.

This is the initial public offering of common stock of ZAIS Financial Corp. We are offering             shares of our common stock, $0.0001 par value per share. We anticipate that the initial public offering price will be between $       and $       per share. We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol          .

We have elected to be taxed as a real estate investment trust (or REIT) for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2011. To assist us in qualifying as a REIT, among other purposes, no person may own, with certain exceptions, more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common or capital stock. In addition, our charter contains various other restrictions relating to the ownership and transfer of our capital stock. See "Description of Capital Stock—Restrictions on Ownership and Transfer."

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 27 of this prospectus for a discussion of the following and other material risks of investing in our common stock:

•
The lack of liquidity in our assets may adversely affect our business.

•
We have not yet identified any specific investments we may make with the net proceeds of this offering.

•
We are dependent on our Advisor, a subsidiary of ZAIS, and its key personnel for our success, and we may not find a suitable replacement for our Advisor if our investment advisory agreement is terminated, or if key personnel leave the employment of ZAIS or otherwise become unavailable to us.

•
There are conflicts of interest in our relationship with ZAIS and its affiliates, which could result in decisions that are not in the best interests of our stockholders.

•
We may change any of our strategies, guidelines, policies or procedures without stockholder consent, which could result in our making acquisitions that are different from, and possibly riskier than, those described in this prospectus.

•
We use leverage in executing our business strategy, which may adversely affect the return on our assets and may reduce cash available for distribution to our stockholders, as well as increase losses when economic conditions are unfavorable.

•
Our failure to qualify as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)
Our Advisor will pay to the underwriters the total underwriting discount of $       per share for shares sold in the offering. See "Underwriting."

We have granted the underwriters the right to purchase up to an additional         shares of our common stock from us at the initial public offering price, less the underwriting discount, within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares of common stock on or about                  , 2012.

Deutsche Bank Securities

The date of this prospectus is                  , 2012

PROSPECTUS SUMMARY

        This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read carefully the detailed information set forth under "Risk Factors" and the other information included in this prospectus. Except where the context suggests otherwise, the terms "company," "we," "us" and "our" refer to ZAIS Financial Corp., a Maryland corporation, together with its consolidated subsidiaries; references in this prospectus to "our Operating Partnership" refer to ZAIS Financial Partners, L.P., a Delaware limited partnership; and references to "risk-adjusted returns" refer to the profile of expected asset returns across a range of potential macroeconomic scenarios. Unless indicated otherwise, the information in this prospectus assumes (1) the common stock to be sold in this offering is to be sold at $             per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus, (2) no exercise by the underwriters of their overallotment option to purchase up to an additional             shares of our common stock and (3) the redemption of the 133 shares of 12.5% Series A Cumulative Non-Voting Preferred Stock outstanding for an aggregate redemption price of $146,300.

Overview

        We are a Maryland corporation that invests in, finances and manages a diversified portfolio of residential mortgage assets, other real estate-related securities and financial assets, which we refer to as our target assets. We primarily invest in, finance and manage residential mortgage-backed securities (or RMBS), including RMBS that are not issued or guaranteed by a federally chartered corporation, such as the Federal National Mortgage Association (or Fannie Mae), or the Federal Home Loan Mortgage Corporation (or Freddie Mac), or an agency of the U.S. Government, such as the Government National Mortgage Association (or Ginnie Mae) (or non-Agency RMBS), as well as RMBS that are issued or guaranteed by a federally chartered corporation or a U.S. Government agency (or Agency RMBS). Our strategy is to focus on non-Agency RMBS with an emphasis on securities that, when originally issued, were rated in the highest rating category by one or more of the nationally recognized statistical rating organizations, as well as Agency RMBS. We expect over time primarily to purchase performing and re-performing residential whole loans and eventually to evolve our whole loan strategy to include newly originated loans, which will also become a core component of our strategy and a key differentiator of our performance. We will also have the discretion to invest in other real estate-related and financial assets, including mortgage servicing rights (or MSRs), interest only strips created from RMBS (or IOs), commercial mortgage-backed securities (or CMBS) and asset-backed securities (or ABS).

        Our income is generated primarily by the net spread between the income we earn on our assets and the cost of our financing and hedging activities. Our objective is to provide attractive risk-adjusted returns to our stockholders, primarily through quarterly distributions and secondarily through capital appreciation.

        We are externally managed and advised by ZAIS REIT Management, LLC (or our Advisor), a subsidiary of ZAIS Group, LLC (or ZAIS). ZAIS was established in 1997 and is an investment adviser registered with the U.S. Securities and Exchange Commission (or SEC) and specializing in structured credit, including residential whole loans, RMBS and ABS. As of September 30, 2012, ZAIS estimates that it had approximately $5.5 billion of assets under management (comprised of the net asset value of managed funds, and the aggregate principal balance of collateralized debt obligation (or CDO) vehicles and other entities, which do not mark their securities to fair market value under U.S. generally accepted accounting principles (or U.S. GAAP) and has built long-term relationships with a global investor base, including public and private pension funds, endowment/foundations, insurance companies, family offices, fund of funds, sovereign wealth funds and investment advisors. ZAIS possesses a comprehensive analytics and technology infrastructure, credit modeling, loan and securities valuation, loan data management and servicing oversight capabilities and significant structuring and securitization experience. As of September 30, 2012, ZAIS's team included 123 professionals in the United States, Europe and Asia. ZAIS is the managing member of our Advisor and ZAIS and its employees support our Advisor in providing services to us pursuant to the terms of a shared facilities and services agreement between ZAIS and our Advisor. We rely on our Advisor and ZAIS to provide or obtain on our behalf the personnel and services necessary for us to conduct our business, and we have no employees of our own.

        We completed our formation transaction and commenced operations on July 29, 2011. The formation transaction involved the exchange by investors in two ZAIS-managed funds of cash and RMBS assets for an aggregate of 3,022,617 shares of our common stock. We received $60.5 million in this transaction, including $8.65 million from certain current and former employees of ZAIS and relatives of such persons as well as members and owners of ZAIS (or, collectively, the ZAIS Parties) and deployed the cash together with additional borrowings to build a diversified portfolio of RMBS assets. As part of the initial formation transactions, we anticipated completing our initial public offering on or prior to August 3, 2012 and viewed our initial public offering as a means for our stockholders to achieve liquidity in their investments. We determined, due to our assessment of market conditions, to delay the initial public offering beyond August 3, 2012. In connection with our delay of the initial public offering, we offered to repurchase shares from our stockholders who desired to achieve liquidity around the time of the original August 3, 2012 time frame. Accordingly, on October 11, 2012, we repurchased 668,525 shares of common stock from our existing stockholders at the per share book value as of July 31, 2012. We have also agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. In October of 2012, we also completed a private placement in which we sold 195,457 shares of common stock and 22,492 Operating Partnership units (or OP units) at a price per share equal to the per share book value as of August 31, 2012. From the date of the commencement of our operations through September 30, 2012, we have delivered total returns to stockholders that have held our common stock from inception, taking into account both distributions and capital appreciation (measured by increases in our estimated net asset value per share), of 26.9%. For more information on our history, see "The History and Formation of our Company."

        As of September 30, 2012, we held a diversified portfolio of RMBS assets with an estimated fair market value of $163.4 million, consisting primarily of senior tranches of non-Agency RMBS that were originally highly rated but subsequently downgraded, and Agency RMBS collateralized by either fixed rate loans or adjustable rate mortgages (or ARMs). The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity.

        We have elected to be taxed as a real estate investment trust (or REIT) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011. We are organized in a traditional umbrella partnership real estate investment trust (or UpREIT) format pursuant to which we serve as the general partner of, and conduct substantially all of our business through, our Operating Partnership subsidiary, ZAIS Financial Partners, L.P., a Delaware limited partnership. We also expect to operate our business so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended (or the 1940 Act).

Current Market Opportunities

        Residential Mortgage Market Opportunities.    While U.S. financial markets have recovered significantly since the financial crisis that began in 2007, much of the residential mortgage market remains under a great deal of distress. The unprecedented liquidity injections into the U.S. financial system have restored stability in the financial sector and supported the flow of capital and credit into the broader economy. At the same time, the U.S. housing market recovery remains tepid, and bank holdings of delinquent mortgage loans remain high. We believe that the slow resolution of mortgage foreclosures has constrained the volume of distressed home sales and may have provided a floor to home prices. Continued high levels of "shadow inventory" will likely increase the volume of distressed sales in the future and slow the pace of recovery. While yield levels in the RMBS market have recovered from the depths of the financial crisis, we believe the volatility of expected credit performance across the RMBS market presents many opportunities based on individual sector and security selection. In addition, we expect the opportunity to acquire mortgage loans from legacy portfolios to continue for some time as economic weakness persists and a recovery in the housing sector is slow to emerge.

        Reduced Exposure of Banks and Traditional Lenders.    Despite generally higher capital levels, many financial institutions continue to reduce their exposure to residential mortgage-related assets including whole loans and MSRs. This is, in part, because the servicing of legacy loan portfolios has become a significant operational risk and resource drain for banks and regulatory changes related to capital requirements have made it more costly for traditional lenders, such as banks, to hold MSRs on their balance sheets. Additionally, we believe that the state of the housing market along with subsequent legislative and regulatory initiatives have permanently altered the mortgage landscape. Banks and traditional lenders face ongoing uncertainties related to the Dodd Frank Wall Street Reform and Consumer Protection Act (or the Dodd-Frank Act) and other such legislative initiatives. In particular, the Dodd-Frank Act seeks to reform the mortgage-backed securities market by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and it also imposes significant regulatory restrictions on the origination and securitization of residential mortgage loans. We believe that the requirements imposed by the Dodd-Frank Act and other such legislative initiatives have had an effect on the willingness of some banks and traditional lenders to participate in mortgage loan origination on terms attractive to borrowers, which should lead to attractive risk-adjusted return opportunities for us.

        Opportunities Created by Housing Finance Reform.    We believe the U.S. housing finance system will evolve at an increasingly rapid pace in the coming years. Currently, the primary mortgage market is being supported by the government's deep involvement through its receivership relationship with Fannie Mae and Freddie Mac, and an indirect subsidization of the Federal Housing Authority (or the FHA). The housing finance reform report issued by the U.S. Department of Treasury and the Department of Housing and Urban Development in February 2011 indicates an intent to reduce the government's role in the residential mortgage market from current levels. The options outlined in the report all share a common objective of significantly increasing the role of private sector capital in bearing credit risk in the residential mortgage market. The October 2011 proposal by the Obama administration to have Fannie Mae and Freddie Mac sell tranches of RMBS that would not carry such entities' guaranty is another example of this trend. It is not yet possible to determine whether or when any of such proposals may be enacted, what form any final legislation or policies might take and how proposals, legislation or policies emanating from this report may impact our business, operations and financial condition. We expect this process of privatizing mortgage credit risk will create attractive investment opportunities consistent with our investment objectives. We believe ZAIS's capabilities in evaluating, acquiring and risk managing residential mortgage whole loans will provide us with an important advantage as this new market opportunity evolves.

        Credit Constraints and Mortgage Gap.    Since 2008, credit availability in the residential mortgage market has been highly constrained, despite the Federal Reserve's monetary policies and other efforts to maintain short term interest rates at relatively low levels. Large segments of potential borrowers have limited access to credit due to tightening credit standards for loans eligible for Fannie Mae, Freddie Mac, or FHA programs. As a result, the average FICO credit scores of borrowers obtaining mortgages eligible for Agency RMBS or for the FHA pools significantly increased since the onset of the financial crisis in 2007. Additionally, non-agency origination programs have contracted significantly, with mortgages eligible for Agency RMBS or FHA pools representing the vast majority of new originations. Many of these changes may be warranted. For example, "low documentation loans," which refer to loans in which the underlying documentation or application process requires little information with respect to the employment, income or assets of the proposed borrower, as a percentage of all mortgage loans originated, fell sharply beginning in 2008 and these types of mortgages are, for the most part, no longer being originated. However, the impact of the mortgage crisis has gone beyond just increasing the requisite credit standards of lenders, as it has, in our view, created a mortgage gap for many qualified borrowers. We believe that credit availability in the residential mortgage market will remain highly constrained over the next several years, which will present an opportunity for new providers of mortgage credit to emerge as the government's share of mortgage origination declines.

        ZAIS's Investment Platform.    We believe that ZAIS's investment platform is well positioned to take advantage of the current investment environment. ZAIS currently invests in both residential mortgage loans and RMBS, which allows it to seek risk-adjusted returns regardless of the investment form. We believe that ZAIS's capability to model, analyze, diligence, acquire, structure and manage risk across both residential mortgage loans and RMBS is an important part of our value proposition. Furthermore, the robustness of ZAIS's credit modeling and analytics framework is enhanced by its access to various loan level data. ZAIS's existing loan platform has servicing oversight and asset management capabilities at the individual loan level that we believe will enable us to acquire and manage loan risk prudently. ZAIS's existing loan platform, and corresponding relationships, also provides a sourcing advantage for acquiring risk in unsecuritized assets such as mortgage loans and MSRs.

Our Competitive Advantages

        We believe that our competitive advantages include the following:

        Significant Experience of ZAIS.    Founded in 1997, ZAIS focuses on alternative investment strategies in the credit markets. ZAIS has been an active investor in residential mortgage loans, non-Agency RMBS and ABS. Additionally, ZAIS's senior management team has previous experience investing in a wide array of other asset classes, including Agency RMBS and MSRs. As the mortgage market deteriorated in 2007, ZAIS began to raise capital to invest in distressed residential mortgage securities and loans. Since September 2007, ZAIS attracted approximately $2.6 billion (as of September 30, 2012) in capital commitments from investors for distressed mortgage investment mandates. ZAIS has built long-term relationships with a global investor base, including public and private pension funds, endowment/foundations, insurance companies, family offices, fund of funds, sovereign wealth funds and investment advisors. ZAIS manages assets using a range of strategies and investment vehicles, including private equity-style funds, hedge funds and separately managed accounts. Most recently, ZAIS has established managed accounts on behalf of individual investors that focus on opportunities in the RMBS sector and, in some instances, utilize derivative financial instruments to hedge against changes in the fair value of RMBS in periods of general market risk aversion. We believe that ZAIS's senior management team, which has a long track record and broad experience in managing mortgage loan and RMBS assets through a variety of credit and interest rate environments, will provide us with a competitive advantage. For a description of ZAIS's historical performance, see "Our Advisor and the Investment Advisory Agreement—Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS."

        Whole Loan Investment Platform.    We believe ZAIS's capabilities in managing residential whole loan investments will provide us with a competitive advantage in acquiring loans that offer relative value advantages to non-Agency RMBS assets backed by similar loan collateral. In addition, ZAIS's whole loan investment capabilities will provide us with the capability to invest in newly originated loans as the mortgage market is restructured to significantly increase the role of private sector capital in bearing mortgage credit risk. See "Business—Current Market Opportunities."

        Access to ZAIS Infrastructure.    ZAIS maintains a proprietary database, analytics and modeling infrastructure. This infrastructure is focused on loan level data aggregation, evaluation and modeling, allowing ZAIS to apply a common analytics platform across the residential mortgage loan and securities markets. It integrates the analysis of borrower credit, collateral (property) value and economic variables to forecast loan prepayment, delinquency, default, and recovery rates. Utilizing a common analytics platform for both securities and loans enables ZAIS to make relative value allocations across these sectors. We expect that ZAIS will benefit from these systems and tools, as well as an established qualitative approach to originator, issuer and servicer due diligence, for our benefit in evaluating, acquiring and managing our investment portfolio. We believe that ZAIS's rigorous approach will support us in a variety of market conditions.

        Extensive Strategic Relationships.    ZAIS maintains extensive long-term relationships with other financial intermediaries, including primary dealers, leading investment banks, brokerage firms, leading mortgage originators, mortgage servicers and commercial banks. ZAIS-managed funds actively source investments, finance positions, hedge exposures, and securitize assets with these counterparties currently. We believe these relationships enhance our ability to source, finance and hedge investment opportunities and, thus, enable us to grow in various credit and interest rate environments.

        Alignment of Interests.    We have taken steps to structure our relationship with ZAIS and our Advisor so that our interests and those of ZAIS and our Advisor are closely aligned. Upon completion of this offering, the ZAIS Parties will beneficially own                    shares, or         %, of our outstanding common stock (or         % if the underwriters fully exercise their overallotment option). These shares will be subject to a 270-day lock-up following this offering. We believe that the investment in us by the ZAIS Parties has aligned ZAIS and our Advisor's interests with our interests and creates an incentive to maximize returns, while prudently managing risks, for our stockholders.

Our Investment Strategy

        Our objective is to provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through quarterly distributions and secondarily through capital appreciation. We intend to achieve this objective by selectively constructing a portfolio of our target assets. We may utilize ZAIS's existing whole loan investment platform to purchase loans originated prior to the financial crisis that began in 2007 at prices below the par amount of unpaid principal. We believe that our target assets currently present attractive risk-adjusted return profiles and that current market conditions present opportunities for us to selectively acquire our target assets at attractive trading prices. As market conditions change over time, we intend to adjust our strategy by shifting our asset allocations across our target asset classes to take advantage of changes in interest rates and credit spreads as well as economic and credit conditions. We believe that the diversification of our portfolio of assets, our expertise among mortgage loans and securities and the flexibility of our strategy will position us to generate attractive risk-adjusted returns for our stockholders over the long-term.

        We rely on our Advisor's investment expertise in identifying assets within our target assets and efficiently financing those assets. Our Advisor makes investment decisions based on a variety of factors, including expected risk-adjusted returns, credit fundamentals, liquidity, availability of adequate financing, borrowing costs and macroeconomic conditions, as well as maintaining our REIT qualification and our exemption from registration under the 1940 Act. We intend to follow a predominantly long-term buy and hold strategy with respect to the assets that we acquire. For more information, see "Business—Our Investment Strategy."

     Our Portfolio

        The following diagrams and tables illustrate our asset types and set out certain information with respect to our RMBS assets as of September 30, 2012.

				Gross Unrealized (1)			Weighted Average
	Current Principal Balance	Premium (Discount)	Amortized Cost
(unaudited) (dollars in thousands)				Gains	Losses	Fair Value	Coupon	Yield (2)
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$3,200	$282	$3,482	$—	$(124)	$3,358	2.83%	2.28%
30-year fixed rate mortgage	55,608	2,904	58,512	2,730	—	61,242	3.85	3.53
Non-Agency RMBS
Alternative-A	33,441	(8,240)	25,201	2,342	(55)	27,488	5.60	7.70
Pay option adjustable rate	1,626	(478)	1,148	69	(7)	1,210	1.05	7.84
Prime	70,289	(8,815)	61,474	4,864	—	66,338	5.74	6.57
Subprime	4,582	(934)	3,648	150	(57)	3,741	1.00	7.99

Total assets	$168,746	$(15,281)	$153,465	$10,155	$(243)	$163,377	4.80%	5.57%

(1)
We have elected the fair value option pursuant to ASC 825 for our RMBS. Net change in unrealized gain/loss of $15.9 million are recognized in current period earnings as change in unrealized gain/loss on real estate securities in the consolidated statement of operations.

(2)
Unlevered yield.

        The following diagrams illustrate the seniority and vintage of our non-Agency RMBS as of September 30, 2012.

Target Assets

        Our target assets are as follows:

        Non-Agency RMBS.    RMBS that are not issued or guaranteed by a U.S. Government agency or federally chartered corporation, with an emphasis on securities that, when originally issued, were rated in the highest rating category by one or more of the nationally recognized statistical rating organizations.

        The mortgage loan collateral for non-Agency RMBS consists of residential mortgage loans that do not generally conform to underwriting guidelines issued by Fannie Mae, Freddie Mac or Ginnie Mae, due to certain factors, including mortgage balances in excess of agency underwriting guidelines, borrower characteristics, loan characteristics and level of documentation, and therefore are not issued or guaranteed by an agency. The mortgage loan collateral may be classified as prime, subprime and alternative-A and alternative-B mortgage loans, which may be adjustable-rate, hybrid and/or fixed-rate residential mortgage loans, and pay option ARMs.

        Agency RMBS.    RMBS that are issued or guaranteed by a federally chartered corporation or a U.S. Government agency. The Agency RMBS we target can be collateralized by either fixed rate loans or ARMs.

        Residential Mortgage Loans.    Prime, subprime and alternative-A and alternative-B mortgage loans, which may be adjustable-rate, hybrid and/or fixed-rate residential mortgage loans, and pay option ARMs. We expect that the residential mortgage loans that we may acquire will be primarily, but not exclusively, performing and re-performing loans at the time of acquisition.

        MSRs and Other Real Estate-Related and Financial Assets.    An MSR provides a mortgage servicer with the right to service a pool of mortgages in exchange for a portion of the interest payments made on the underlying mortgages. "Interest only" securities are mortgage-backed securities structured with two or more classes that receive different distributions of principal or interest on a pool of Agency RMBS or non-Agency RMBS or whole loans. IOs receive only interest. CMBS are securities backed by obligations (including certificates of participation in obligations) that are principally secured by commercial mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, apartments, nursing homes and senior living facilities. Subject to maintaining our qualification as a REIT, we may acquire debt and equity tranches of securitizations backed by various asset classes, including small balance commercial mortgages, manufactured housing, aircraft, automobiles, credit cards, equipment, manufactured housing, franchises, recreational vehicles and student loans.

        Asset Allocations.    Based on current market conditions, we plan initially to allocate an estimated 70% to 80% of our equity to non-Agency RMBS and 5% to 15% of our equity to Agency RMBS. We may also initially allocate between 5% to 20% of our equity to residential mortgage loans. Following this initial allocation, we expect to evolve our whole loan strategy to include newly originated loans, which we anticipate becoming a core component of our strategy. As market conditions change, we intend to adjust our strategy by shifting our asset allocations across our target asset classes and eventually to add, subject to maintaining our qualification as a REIT, MSRs and other real estate-related and financial asset investments to our mix of assets. We believe that the diversification of our portfolio of assets, our expertise among our target assets and the flexibility of our strategy will position us to generate attractive risk-adjusted returns for our stockholders in a variety of assets and market conditions. We will rely on our Advisor's expertise in identifying assets within the target assets described above and, to the extent that leverage is employed, efficiently financing those assets. We expect allocation decisions will be based on a variety of factors, including expected risk-adjusted returns, credit fundamentals, and liquidity.

Investment Guidelines

        Our Board, which includes our Chief Executive Officer and President, Michael Szymanski, has adopted a set of investment guidelines that sets forth our target assets and other criteria used to evaluate specific assets as well as the overall portfolio composition. Our Advisor makes determinations as to the percentage of assets that will be invested in each of the target asset classes, consistent with the investment guidelines adopted by our Board. Our Advisor's investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of assets that will be invested in any of the target asset classes at any given time, and such allocations may differ from the allocations provided above. In addition, our investment guidelines may be changed from time to time by our Board without the approval of our stockholders. Changes to our investment guidelines may include, without limitation, modification or expansion of the types of assets in which we may invest. For more information, see "Business—Guidelines."

Our Financing and Hedging Strategy

        We fund the acquisition of our target assets through the use of prudent amounts of leverage. The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity. We may also, in the future, finance investments in our target assets through other private funding sources, including borrowings structured as securitizations and term financings.

        Our income is generated primarily by the net spread between the income we earn on our assets and the cost of our financing and hedging activities. Although we are not required to maintain any particular leverage ratio, the amount of leverage we deploy for particular investments in our target assets depends upon our Advisor's assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the assets in our investment portfolio, the gap between the duration of our assets and liabilities, including hedges, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and residential and commercial mortgage-related markets, our outlook for the level, slope, and volatility of interest rates, the credit quality of collateral underlying our non-Agency RMBS, Agency RMBS, residential mortgage loans and other target assets, our outlook for asset spreads relative to the London Interbank Offered Rate (or LIBOR) curve and regulatory requirements limiting the permissible amount of leverage to be utilized. Based on current market conditions, we expect that we may deploy, on a debt-to-equity basis, up to 10 to one leverage on our Agency RMBS assets. In addition, we expect that we may deploy, on a debt-to-equity basis, up to three to one leverage on our non-Agency RMBS assets and up to four to one leverage on our residential whole loans. To the extent we securitize any residential mortgage loans in the future, we expect that the leverage obtained through such structures will vary considerably depending on the characteristics of the underlying loans.

        We intend to use leverage for the primary purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. We are, however, limited or restricted in the amount of leverage we may employ by the terms and provisions of our existing repurchase agreement borrowings as well as other financing agreements that we may enter into in the future. We may also be subject to margin calls as a result of our financing activity. In addition, we intend to rely on short-term financing such as repurchase transactions under master repurchase agreements, the duration of which is typically 30 to 90 days but in some cases may be longer.

        We utilize derivative financial instruments to hedge the interest rate risk associated with our borrowings. Subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, we may also engage in a variety of interest rate management techniques that seek on one hand to mitigate the influence of interest rate changes on the values of some of our assets and on the other hand help us achieve our risk management objectives. Our interest rate management techniques may include:

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  interest rate swap agreements, interest rate cap agreements, exchange-traded derivatives and swaptions;

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  puts and calls on securities or indices of securities;

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  U.S. Department of the Treasury securities and options on U.S. Department of the Treasury securities;

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  IOs and MSRs; and

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  other similar transactions and financial instruments.

        For more information, see "Business—Our Financing Strategy" and "Business—Our Hedging Strategy."

Risk Management

        To the extent consistent with maintaining our REIT qualification, we may seek to manage our risk to protect our stockholders' equity from adverse changes in the fair market value of our investment portfolio and our net interest income from the impact of changing interest rates and prepayment rates. When our Advisor deems appropriate, we may incorporate a variety of risk management techniques, including the following:

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  asset selection focused on target assets with superior value relative to the risks as determined by the investment team, monitoring and adjusting, if necessary, the duration and cash flows of our assets relative to our liabilities using interest rate derivatives, including swaps, caps, options, and forward sales to adjust the interest rate sensitivity of our target assets and our borrowings; and

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  attempting to structure our financing agreements to have a range of different counterparties, maturities, terms, and interest rate adjustment periods.

Summary Risk Factors

        An investment in shares of our common stock involves various risks. You should consider carefully the risks discussed below and under the heading "Risk Factors" beginning on page 27 of this prospectus before purchasing our common stock. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock could decline and you may lose some or all of your investment.

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  The lack of liquidity in our assets may adversely affect our business.

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  We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these securities.

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  We have not yet identified any specific investments we may make with the net proceeds of this offering.

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  Our Advisor will utilize analytical models and data in connection with the valuation of our loans and securities, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

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  Difficult conditions in the mortgage, residential and commercial real estate markets may cause us to experience market losses related to our holdings, and there is no assurance that these conditions will improve in the near future.

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  Standard & Poor's downgrade of the U.S. Government's credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain companies, institutions, agencies and instrumentalities, or a further downgrade of the U.S. Government's credit rating by Standard & Poor's or the other credit ratings agencies could result in economic uncertainty and a significant rise in interest rates, either of which could have a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

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  The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. Government, may adversely affect our business.

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  Actions of the U.S. Government, including the U.S. Congress, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, including the SEC, to stabilize or reform the financial markets may not achieve the intended effect and may adversely affect our business.

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  Mortgage loan modification and refinance programs as well as future legislative action may adversely affect the value of, and the returns on, the target assets in which we intend to invest.

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  We are dependent on our Advisor and its key personnel for our success, and we may not find a suitable replacement for our Advisor if our Investment Advisory Agreement is terminated, or if key personnel leave the employment of ZAIS or otherwise become unavailable to us.

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  There are conflicts of interest in our relationship with ZAIS and its affiliates, which could result in decisions that are not in the best interests of our stockholders.

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  We and certain of our affiliates and ZAIS's Other Clients (as defined herein) and their affiliates may compete to acquire our targeted assets.

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  The Investment Advisory Agreement with our Advisor was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

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  Termination by us of our Investment Advisory Agreement with our Advisor without cause is difficult and costly.

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  Our Advisor may have difficulty in complying with regulatory requirements applicable to REITs, including the REIT provisions of the Internal Revenue Code, which may hinder its ability to achieve our objectives or result in loss of our qualification as a REIT.

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  Our Board has approved broad guidelines for our Advisor and will not approve each acquisition decision made by our Advisor.

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  We may change any of our strategies, guidelines, policies or procedures without stockholder consent, which could result in our making acquisitions that are different from, and possibly riskier than, those described in this prospectus.

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  Our Advisor's advisory fee may reduce its incentive to devote its time and effort to seeking attractive assets for our portfolio because the fee is payable regardless of the performance of our portfolio and there is no incentive fee associated with the management of our assets.

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  We use leverage in executing our business strategy, which may adversely affect the return on our assets and may reduce cash available for distribution to our stockholders, as well as increase losses when economic conditions are unfavorable.

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  Our inability to access funding could have a material adverse effect on our results of operations, financial condition and business.

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  An increase in our borrowing costs relative to the interest we receive on our leveraged assets may adversely affect our profitability and our cash available for distribution to our stockholders.

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  Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

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  We hold and may acquire additional non-Agency RMBS collateralized by subprime mortgage loans, which are subject to increased risks.

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  The residential mortgage loans and the mortgage loans underlying the RMBS that we hold and intend to acquire may be subject to defaults, foreclosure timeline extension, fraud and residential price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal, which could result in losses to us.

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  The commercial mortgage loans underlying the CMBS we may hold and acquire may be subject to defaults, foreclosure timeline extension, fraud and commercial price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal, which could result in losses to us.

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  We may purchase interests in mortgage servicing rights, which will expose us to significant risks.

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  Interest rate fluctuations may adversely affect the level of our net income and the value of our assets and common stock.

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  We may experience a decline in the fair market value of our assets.

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  Many of the assets in our portfolio will be recorded at fair value and, as a result, there will be uncertainty as to the value of these assets.

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  Prepayment rates may adversely affect the value of our portfolio of assets.

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  There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

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  Common stock and preferred stock eligible for future sale may have adverse effects on our share price.

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  For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

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  Certain provisions of Maryland law could inhibit changes in control and prevent our stockholders from realizing a premium over the then-prevailing market price of our common stock.

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  Maintenance of our 1940 Act exemption imposes limits on our operations.

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  Our failure to qualify as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

Our Structure

        The following chart shows our structure after giving effect to this offering:

(1)
Our existing stockholders are the non-managing members of our Advisor. In addition, our existing stockholders were granted Class B interests in our Advisor as part our formation transaction or as part of a private placement of our shares of common stock. See "The History and Formation of our Company."

Investment Advisory Agreement

        We and our Operating Partnership are externally managed and advised by ZAIS REIT Management, LLC pursuant to an amended and restated investment advisory agreement (or the Investment Advisory Agreement).

        Pursuant to the Investment Advisory Agreement, our Advisor implements our business strategy and performs certain services for us, subject to oversight by our Board. Our Advisor is responsible for, among other duties, (i) performing all of our day-to-day functions, (ii) determining investment criteria in conjunction with our Board, (iii) sourcing, analyzing and executing investments, asset sales and financings, (iv) performing asset management duties and (v) performing financial and accounting management, and tax services.

        The Investment Advisory Agreement may be amended or modified by agreement between us and our Advisor. The initial term of our Investment Advisory Agreement with our Advisor only extends until the third anniversary of our listing, with automatic one-year renewal terms on each anniversary date thereafter unless previously terminated as described below. Our Board will review our Advisor's performance and the management fees annually and, following the three-year initial term, the Investment Advisory Agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors or by a vote of the holders of at least two-thirds of the outstanding shares of our common stock (other than those shares held by the ZAIS Parties), based upon (i) unsatisfactory performance that is materially detrimental to us or (ii) our determination that the advisory fees payable to our Advisor are not fair, subject to our Advisor's right to prevent such termination due to unfair fees by accepting a reduction of advisory fees agreed to by at least two-thirds of our independent directors. We must provide 180 days' prior notice of any such termination. Unless terminated for cause, our Advisor will be paid a termination fee as described in the table below. We may also terminate the Investment Advisory Agreement at any time, including during the initial term, with 30 days' prior notice from our Board, without payment of a termination fee, for cause, as defined in the Investment Advisory Agreement. Our Advisor may terminate the Investment Advisory Agreement if we become required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee. Our Advisor may also decline to renew the Investment Advisory Agreement by providing us with 180 days written notice, in which case we would not be required to pay a termination fee. Our Advisor may, without our consent, assign the Investment Advisory Agreement to a majority-owned and controlled affiliate of ZAIS. It is expected that, in the event of such an assignment, ZAIS employees will support the affiliate in providing services to us.

        The following table summarizes the fees and expense reimbursements that we will pay to our Advisor:

Type	Description	Payment
Advisory fee	Our Operating Partnership will pay to our Advisor an advisory fee, calculated and payable quarterly in arrears, equal to 1.5% per annum, calculated and paid (in cash) quarterly in arrears, of our Stockholders' Equity (as defined below). This fee totaled $0.7 million for the nine-month period ended September 30, 2012.	Quarterly in cash.

"Stockholders' Equity" means our net asset value of our Operating Partnership at completion of this offering, plus the sum of the net proceeds from all issuances of our capital stock and our Operating Partnership's equity securities (exclusive of Operating Partnership equity securities

Type	Description	Payment
held by us or our controlled subsidiaries) following the completion of this offering (allocated on a pro rata basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we pay to repurchase common stock following the closing of this offering, and excluding any unrealized gains, losses or other items that do not affect realized net income (regardless of whether such items are included in other comprehensive income or loss, or in net income). This amount is adjusted to exclude one-time events pursuant to changes in U.S. GAAP and certain other non-cash items after discussions between our Advisor and our independent directors and approved by a majority of our independent directors. For purposes of calculating Stockholders' Equity, outstanding OP units (other than OP units held by us) are treated as outstanding shares of our capital stock. The definition of Stockholders' Equity for purposes of determining the advisory fee that we will pay our Advisor is different than the determination of stockholders' equity under U.S. GAAP.
Expense reimbursement	Reimbursement of operating expenses related to us incurred by our Advisor, including legal, accounting, due diligence and other services. We will not reimburse our Advisor or its affiliates for the salaries and other compensation of their personnel.	Quarterly in cash.
Incentive plans
	We plan to adopt an equity incentive plan whereby the compensation committee of our Board will be authorized to approve grants of equity-based awards to our officers and directors and officers and employees of our Advisor or its affiliates. Our equity incentive plan will provide for grants (following the completion of this offering) of % of the shares of common stock issued and outstanding from time to time following the completion of this	Administered by the compensation committee of our Board.

Type	Description	Payment
offering. See "Management—Equity Incentive Plan."
Termination fee	Termination fee equal to three times the average annual advisory fee earned by our Advisor during the prior 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter prior to such termination. See "Our Advisor and the Investment Advisory Agreement—Investment Advisory Agreement—Advisory Fees, Expense Reimbursements and Termination Fee."	Upon termination of the Investment Advisory Agreement by us without cause or by our Advisor if we materially breach the Investment Advisory Agreement.

Conflicts of Interest

    Asset Allocations

        We are dependent on our Advisor for our day-to-day management, and we do not have any independent officers or employees. Each of our officers and directors is also an employee of our Advisor or its affiliates. Our Investment Advisory Agreement with our Advisor was negotiated between related parties and its terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated on an arm's-length basis with unaffiliated third parties. In addition, the ability of our Advisor and its officers and personnel to engage in other business activities, including the management of other entities and separate accounts, may reduce the time our Advisor and its officers and personnel spend managing us.

        Various potential and actual conflicts of interest may arise from the overall investment activities of our Advisor, its affiliates, investment management clients or investment funds managed by it. ZAIS serves as the investment adviser to a series of funds and certain dedicated funds, which also invest in our target assets. In 2006, ZAIS formed the Matrix V series of funds (or the Matrix V Funds), which are private investment vehicles with finite investment periods that primarily focus on investing in collateral loan obligations, CDO securities and RMBS assets, primarily subordinate and distressed credits. Beginning in late 2007, ZAIS formed the Matrix VI series of funds (or the Matrix VI Funds, and, together with the Matrix V Funds, the Matrix Funds), which are private investment vehicles with finite investment periods that deploy a long-only, unlevered strategy that sought to capitalize on the market dislocation and leverage unwind in the mortgage securities sector. ZAIS also formed various managed accounts (or the Managed Accounts) which are accounts for certain institutional investors seeking to capitalize on a strategy similar to the Matrix VI Funds through a separate managed account format.

        In August 2008, ZAIS formed the SerVertis Master Fund I, LP (or the SerVertis Fund). The SerVertis Fund is a private investment vehicle with an investment strategy focused on acquiring distressed residential loan portfolios (whether through loan acquisitions or structured securities backed by residential loans), consisting primarily of current loans as opposed to delinquent loans, and controlling the loans by utilizing the mortgage servicing and collections platform of a mortgage servicer with which ZAIS has formed a strategic relationship. While the reinvestment periods have ended for the Matrix Funds and the SerVertis Fund has only limited reinvestment capacity since it has exited its commitment period, certain conflicts of interest may still exist with respect to these funds, including, circumstances where we may purchase assets being disposed of by the Matrix Funds and the SerVertis Fund as they begin to liquidate various assets.

        In 2012, ZAIS formed ZAIS Mortgage Securities Master Fund, L.P. (or the ZAIS Mortgage Securities Fund) and the Specialized Investment Management SICAV-SIF—Inari Fund (or the Inari Fund). Additionally, in 2012, ZAIS entered into an investment advisory agreement to serve as the investment advisor to a Cayman Islands segregated portfolio company (or the Cayman Portfolio Fund). ZAIS serves as the investment advisor to each of these funds formed in 2012, which deploy predominantly long strategies focused on opportunities in the RMBS sector and, in some instances, utilize explicit leverage and utilize derivative financial instruments to mitigate mark-to-market risk on the predominantly long positions held by each fund.

        In addition to RMBS and residential mortgage loan focused funds, in 2003, ZAIS established the ZAIS Opportunity Master Fund Ltd. (or the ZAIS Opportunity Fund, and collectively with the Matrix Funds, the SerVertis Fund, the ZAIS Mortgage Securities Fund, the Inari Fund and the Cayman Portfolio Fund, the ZAIS Funds) with a focus on investing in various structured finance securities, including a permitted investment in certain of our target assets. Unlike the Matrix Funds and the SerVertis Fund, the ZAIS Opportunity Fund has no defined reinvestment period and the ability to accept new subscriptions of capital. Accordingly, we may compete with the ZAIS Opportunity Fund for both our target assets and for ZAIS's resources. ZAIS has also served as the collateral manager of a number of CDO vehicles, some of which encountered events of default as a result of ratings downgrades during the recent financial crisis.

        Further, ZAIS and its affiliates may also invest for their own respective accounts (such accounts, together with the ZAIS Funds and the Managed Accounts, are collectively referred to herein as the Other Clients). Certain of the Other Clients have significant uninvested capital and will likely compete with us. Accordingly, we and the Other Clients may co-invest in many of the same securities and issues. The Other Clients may also invest in target assets that would be appropriate investments for us. Our Advisor intends to allocate investment opportunities to us and the Other Clients in a fair and equitable manner, consistent with our and the Other Clients' investment objectives and approaches. However, this policy does not require our Advisor to act in a way that is favorable to us, and such investments made on our behalf may be different from those made on behalf of the Other Clients.

        Our Advisor, its affiliates and/or the Other Clients may have economic interests in or other relationships with issuers in whose obligations or securities we may invest. In particular, such persons may make and/or hold an investment in an issuer's securities that may be pari passu, senior or junior in ranking to an investment in such issuer's securities made and/or held by us. In particular, we and the Other Clients may also hold different tranches of the same RMBS or CDO securities where the tranche of an RMBS or CDO security held by us may be subordinate or senior to the tranche held by the Other Clients. We may also invest in an issuer's securities in which our Advisor, its affiliates and/or the Other Clients serve on boards of directors, or own an equity interest, have a financial interest or otherwise have ongoing relationships. Each of such ownership and other relationships may result in securities laws restrictions on transactions in such securities by us and otherwise create conflicts of interest for us. In such instances, our Advisor and its affiliates may in their discretion make investment recommendations and decisions that may be the same as or different from those made with respect to us. Additionally, we and the Other Clients may take adverse positions in the same securities and issues and we and the Other Clients may choose to liquidate positions at different times.

        In addition to the existing funds for which ZAIS acts as investment advisor, ZAIS may, in the future, establish new funds or enter into new managed account arrangements with investment strategies that are substantially similar to our strategy, including funds and accounts investing primarily in our target assets, including RMBS and residential mortgage loans. Our Advisor will allocate investments between us and such other funds in a fair and equitable manner, taking into account any capacity or liquidity constraints.

        Although the officers and employees of our Advisor and its affiliates will devote as much time to us as each of them deems appropriate, they may have conflicts in allocating their time and services among us, their affiliates, and the Other Clients. In the course of performing its duties to us, our Advisor may consider its relationships with its affiliates and their respective clients. Our Advisor may decline to pursue a particular investment opportunity on our behalf in view of such relationships. In providing services to Other Clients, our Advisor and its affiliates may recommend activities that would compete with or otherwise adversely affect us.

        In addition, our Advisor, its affiliates, its investment management clients and investment funds managed by it in connection with their other business activities, may acquire material non-public confidential information that may restrict them from purchasing securities or selling securities (or recommending purchases or sales) for itself or its clients or otherwise using such information for the benefit of their clients or themselves. Accordingly, during certain periods or in certain circumstances, our Advisor may be unable as a result of such restrictions to buy or sell securities or to take other actions that it might consider to be in our best interests.

        ZAIS and one or more of its affiliates may hold equity or other interests in the collateral managers of issuers in whose securities we have invested or may invest, or any reference entities referred to in credit default swap (or CDS) or ABS indices, and receives and may continue to receive such equity interests or distributions in respect thereof from such collateral managers as a result of our investment or other funds or issuers for which ZAIS acts as investment advisor. Receipt of any such interests or amounts will be solely the property of ZAIS or such affiliate(s), as the case may be, without any credit to us or any reduction in the fees payable by us to our Advisor. In addition, ZAIS may take a long (or short) position for one or more Other Clients in an investment in which we are short (or long). More particularly, ZAIS or its affiliates may serve as collateral manager or investment adviser for an Other Client (including a CDO) whose reference portfolio contains long positions in the same reference obligation that we are short, or, alternatively, an Other Client (including a CDO) whose reference portfolio contains short positions in the same reference obligation that we are long.

        Additionally, some of the target assets purchased by us may be purchased from portfolios of investments held for the account(s) of one or more of the Other Clients. We may purchase target assets from our Advisor, its affiliates or any such Other Client only to the extent (i) such purchases are made at fair market value (as determined in good faith by our Advisor) and otherwise on arm's-length terms and (ii) our Advisor determines that such purchases are consistent with our investment guidelines and objectives, the restrictions contained in our Investment Advisory Agreement and applicable law. We may also invest in other companies or pooled investment vehicles focused on investing in Agency RMBS and/or any class of our targeted assets. We may make investments in such vehicles which are managed by our Advisor or one of its affiliates. Our Advisor and its affiliates also may sell target assets initially purchased for us to Other Clients.

        We will not, however, purchase any assets from, or issued by, any Other Client or any entity managed by our Advisor or its affiliates, or sell any asset to any Other Client or any such other entity without the consent of a majority of our independent directors. A majority of our independent directors may amend this affiliated investment policy at any time without stockholder consent.

        Further, our Advisor may purchase on our behalf securities in one or more ZAIS Funds so long as the underlying investments of such ZAIS Funds primarily consist of our target assets. Our investments in such ZAIS Funds may include debt or equity interests that are subordinate in right of payment to other securities or interests issued by such ZAIS Funds and generally will not be readily marketable. In certain cases, we may sell assets to a ZAIS Fund but repurchase a portion of the credit risk of the assets through ownership of a subordinated debt or equity interest in the ZAIS Fund. ZAIS, or its affiliates, as applicable, shall either cause the documentation for any such ZAIS Fund to, or shall itself, waive or rebate any applicable senior management fees, subordinated management fees, incentive fees or residual interests of such ZAIS Fund that would otherwise payable by us. Instances may arise wherein funds sponsored or managed by ZAIS and from which ZAIS receives substantial compensation could not have been formed without our participation as a seller of assets to or a purchaser of securities issued by such ZAIS Fund. Our Advisor may have a conflict of interest in causing us to participate in, as well as in using our assets to help form, such funds.

    Advisory Fee

        We have agreed to pay our Advisor an advisory fee that is not tied to our performance. Because of this, the advisory fee may not sufficiently incentivize our Advisor to generate attractive risk adjusted returns for us.

    Code of Business Conduct and Ethics

        We do not have a policy that expressly prohibits our directors, officers, security holders and affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors, officers and employees, to the extent we have employees in the future, from engaging in any transaction that involves an actual conflict of interest with us as determined by a majority of our directors.

Operating and Regulatory Structure

    REIT Qualification

        We have elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 2011. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code. In addition, we believe that our intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT, provided that we are able to satisfy the REIT requirements relating to the diversity of ownership of our shares following certain share repurchases that are expected to occur in January 2013. To qualify as a REIT, we must meet on a continuing basis, through organizational and actual investment and operating results, various requirements under the Internal Revenue Code relating to, among other items, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property.

    1940 Act Exemption

        We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

        We intend to conduct our operations so that we do not come within the definition of an investment company because fewer than 40% of our total assets on an unconsolidated basis will consist of "investment securities." The securities issued to us by any wholly-owned or majority-owned subsidiary that we may form in the future that is exempted from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. However, qualification for exemption from registration under the 1940 Act will limit our ability to make certain investments. See "Risk Factors—Risks Related to Our Organization and Structure—Maintenance of our 1940 Act exemption imposes limits on our operations" and "Business—Operating and Regulatory Structure—1940 Act Exemption."

Dividend Reinvestment Plan

        In the future, we intend to adopt a dividend reinvestment plan that will permit stockholders who elect to participate in the plan to have their cash dividends reinvested in additional shares of our common stock. As a result, if our Board authorizes, and we declare, a cash dividend or other distribution, then our stockholders who have elected to participate in our dividend reinvestment plan will have their cash distribution reinvested in additional shares of common stock, rather than receiving the cash distribution.

Restrictions on Ownership of Our Common Stock

        To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, among other purposes, our certificate of incorporation prohibits, with certain exceptions, any stockholder from beneficially or constructively owning, applying certain attribution rules under the Internal Revenue Code, more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value or number of shares, whichever is more restrictive, of our outstanding capital stock. Our Board may, in its sole discretion, waive the 9.8% ownership limit with respect to a particular stockholder; provided, however, that our Board may only waive the 9.8% ownership limit after it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize our qualification as a REIT. Our Board has granted waivers of these ownership limits to certain persons, which have allowed certain individuals to be attributed more than 9.8% of our common stock for purposes of the REIT concentration of ownership requirements. As a result, if we do not raise capital in this offering to sufficiently dilute the ownership of these persons, our Board may be required to reduce our common stock and capital stock ownership limitations below 9.8% in order for these ownership limitations to adequately safeguard our REIT qualification.

        Our certificate of incorporation also prohibits any person from, among other things:

  •
  beneficially or constructively owning shares of our capital stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code, or otherwise cause us to fail to qualify as a REIT; and

  •
  transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons.

        In addition, our certificate of incorporation provides that any ownership or purported transfer of our capital stock in violation of the foregoing restrictions will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will be void from the time of such purported transfer.

Implications of being an Emerging Growth Company

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (or the JOBS Act) and we intend to take advantage of certain exemptions from various disclosure and reporting requirements that are otherwise generally applicable to public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (or the Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an "emerging growth company." We will cease to be an "emerging growth company" on the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (or the Exchange Act) which would occur if the fair market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period, or (iv) the end of the fiscal year following the fifth anniversary of our initial public offering. We have irrevocably opted-out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (or the Securities Act) for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not "emerging growth companies." If we take advantage of one or more of these exemptions, we do not know if investors will find our common stock less attractive as a result. If they do, there would likely be a less active trading market for our securities than would otherwise be the case.

Our Corporate Information

        Our principal executive offices are located at Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701-1106. Our telephone number is (732) 978-7518.

SUMMARY HISTORICAL FINANCIAL DATA

        The table below sets forth certain of our historical financial data as of and for the periods indicated. We derived our summary consolidated financial data (i) as of December 31, 2011 and for the period from July 29, 2011 (the date of our inception) to December 31, 2011, from our audited consolidated financial statements appearing in this prospectus and (ii) as of September 30, 2012 and for the nine-month period ended September 30, 2012, from our unaudited consolidated financial statements appearing in this prospectus. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in this prospectus.

	For the period from July 29, 2011 (the date of our inception) to December 31, 2011	Nine-month period ended September 30, 2012
		(unaudited)
	(dollars in thousands, except share and per share data)
Operating Data:
Interest income	$3,617	$7,100
Interest expense	295	1,044

Net interest income	3,322	6,056
Operating expense	(779)	(2,007)
Change in unrealized (loss)/gain on real estate securities	(5,960)	15,872
Realized loss on real estate securities	(1,482)	(1,097)
Loss on derivative instruments	(235)	(1,216)

Net (loss)/income applicable to common stockholders	$(5,134)	$17,608

Net (loss)/income per share applicable to common stockholders—basic and diluted; based on 3,022,617 weighted average shares outstanding for the year ended December 31, 2011 and 2,930,421 weighted average shares outstanding for the nine-month period ended September 30, 2012.	$(1.70)	$6.01
Dividends declared per share of common stock; based on 3,022,617 shares on record on December 31, 2011 and 3,022,617 shares on record on September 30, 2012.	$—	$1.08 (1)

	As of December 31, 2011	As of September 30, 2012
		(unaudited)
	(dollars in thousands, except per share data)
Balance Sheet Data (at period end):
Total assets	$154,105	$182,333
Total liabilities	$98,787	$137,660	(2)
Total stockholders' equity	$55,318	$44,674
Stockholders' equity per share of common stock	$18.30	24.29	(3)

(1)
Our dividends declared per share of common stock includes the following dividends: (1) on May 1, 2012, we declared a dividend in respect of the period from July 29, 2011

  (the date of our inception) to December 31, 2011 of $0.51 per share of common stock, payable to stockholders of record on May 1, 2012, which was paid on May 15, 2012, and (2) on June 5, 2012, we declared a dividend in respect of the first quarter of 2012 of $0.57 per share of common stock, payable to stockholders of record on June 5, 2012, which was paid on June 21, 2012. Subsequently, on October 22, 2012, we declared a dividend in respect of the second quarter of 2012 of $0.89 per share of common stock, payable to stockholders of record on October 22, 2012, which was paid on October 29, 2012.

(2)
Includes approximately $14.2 million that was used by us on October 11, 2012 to repurchase 668,525 shares of common stock from our existing stockholders and $10.9 million for the repurchase 515,035 shares of our common stock from one of our other existing institutional stockholders in January 2013. See "The History and Formation of our Company."

(3)
The shares of common stock outstanding for purposes of this stockholders' equity per share calculation do not include 668,525 shares of common stock that were repurchased by us on October 11, 2012 and an additional 515,035 shares of our common stock that we have agreed to repurchase from one of our other existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. See "The History and Formation of our Company."

THE OFFERING

Shares of common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option).
Common stock to be outstanding after this offering	shares (1)
Use of proceeds

We estimate that our net proceeds from this offering, after deducting estimated offering expenses of $             , will be $              million (based on an offering price of $             per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus). Our Advisor has agreed to reimburse us for offering expenses in excess of $1.2 million. We plan to use the net proceeds from this offering, together with additional borrowings, to purchase our target assets. We anticipate allocating the net proceeds from this offering among our principal target asset classes within the following ranges: non-Agency RMBS (       % to       %), Agency RMBS (       % to       %), residential mortgage loans and our other target assets classes (       % to       %). Until appropriate investments can be identified, our Advisor may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts and/or funds, that are consistent with our intention to qualify as a REIT and maintain our exemption from registration under the 1940 Act, or may elect to pay-down outstanding repurchase agreements. These initial investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in non-Agency RMBS, Agency RMBS, residential mortgage loans and our other target assets. In addition, we will use the net proceeds from this offering to redeem 133 shares of our 12.5% Series A Cumulative Non-Voting Preferred Stock outstanding for an aggregate redemption price of $146,300. Prior to the time we have fully used the net proceeds of this offering to acquire non-Agency RMBS, Agency RMBS, residential mortgage loans and our other target assets, we may fund our quarterly distributions out of such net proceeds. See "Use of Proceeds."

(1)
Excludes             shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option in full.

Distribution policy

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions to holders of common stock out of legally available funds.

Our current policy is to pay quarterly distributions which, on an annual basis, will equal all or substantially all of our net taxable income. In certain cases, due to differences in timing between the inclusion of income and the receipt of cash with respect to certain assets, we may be required to borrow or make a taxable stock distribution to our stockholders in order to satisfy the distribution requirement. We intend to declare dividends within 45 days of the end of each quarter. We expect that the first dividend following this offering will be declared on             , 2013 in respect of the             quarter of             . Any distributions we make will be at the discretion of our Board and will depend upon our earnings and financial condition, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and such other factors as our Board deems relevant. See "Distribution Policy."

We cannot assure you that we will make any distributions to our stockholders. Any distribution that we make will be at the discretion of our Board and will depend, among other thing, on our results of operations and financial condition.

Proposed listing	The New York Stock Exchange (or the NYSE)
Proposed symbol

Ownership and transfer restrictions

To assist us in complying with limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, our charter generally prohibits, among other prohibitions, any stockholder from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock. Our Board has granted waivers of these ownership limits to certain of our stockholders, which allow (1) one individual to beneficially or constructively own 723,969 shares of our common stock, or 28.4% of our outstanding common stock; (2) a second individual to beneficially or constructively own 321,830 shares of our common stock, or 12.6% of our outstanding common stock; and (3) an institutional investor to beneficially or constructively own 515,035 shares of our common stock, or 20.2% of our outstanding common stock. As a result, if we do not raise capital in this offering to sufficiently dilute the ownership of these persons, our Board may be required to reduce our common stock and capital stock ownership limitations below 9.8% in order for these ownership limitations to adequately safeguard our REIT qualification. See "Description of Capital Stock—Restrictions on Ownership and Transfer."

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before acquiring our common stock. If any of the following risks occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. In that case, the value of our common stock could decline, and you may lose some or all of your investment. Some statements in this section constitute forward-looking statements. Please refer to the section entitled "Forward-Looking Statements."

 Risks Relating to Our Business

The lack of liquidity in our assets may adversely affect our business.

        A portion of the securities we own or acquire may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these securities.

        We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. In acquiring our target assets, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds (including other funds managed by ZAIS), commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in our target assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

We have not yet identified any specific investments we may make with the net proceeds of this offering.

        We have not yet identified any specific investments we may make with the net proceeds of this offering and as a result, you will not be able to evaluate any proposed investments before purchasing shares of our common stock. Additionally, our investments will be selected by our Advisor and our stockholders will not have input into such investment decisions. Both of these factors will increase the uncertainty, and thus the risk, of investing in shares of our common stock.

        Until appropriate investments can be identified, our Advisor may invest the net proceeds of this offering in interest-bearing, short-term investments, including money market accounts and/or funds, that are consistent with our intention to maintain our qualification as a REIT. These initial investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in non-Agency RMBS, Agency RMBS, residential mortgage loans and our other target assets. Our Advisor intends to conduct due diligence with respect to each investment and suitable investment opportunities may not be immediately available. Even if opportunities are available, there can be no assurance that our Advisor's due diligence processes will uncover all relevant facts or that any investment will be successful.

        Furthermore, you will be unable to evaluate the manner in which the net proceeds of this offering will be invested or the economic merit of our expected investments and, as a result, we may use the proceeds from this offering to make investments with which you may not agree. The failure of our management to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns, could cause a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders, and could cause the value of our common stock to decline.

We are highly dependent on information systems and communication systems; systems failures and other operational disruptions could significantly affect our business, which may, in turn, negatively affect our operating results and our ability to pay dividends to our stockholders.

        Our business is highly dependent on the communications and information systems of ZAIS which may interface with or depend on systems operated by third parties, including market counterparties and other service providers. Any failure or interruption of these systems could cause delays or other problems in our activities, including in our target asset acquisition activities, which could have a material adverse effect on our operating results and negatively affect the value of our common stock and our ability to pay dividends to our stockholders.

        Additionally, we rely heavily on financial, accounting and other data processing systems and operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial loss, the disruption of our business, liability to third parties, regulatory intervention or reputational damage.

Our Advisor will utilize analytical models and data in connection with the valuation of our loans and securities, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

        Given the complexity of our investment strategies, our Advisor must rely heavily on analytical models (both proprietary models developed by ZAIS and those supplied by third parties) and information and data supplied by third parties. Models and data will be used to value potential target assets and also in connection with hedging our acquisitions. In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation models, our Advisor may be induced to buy certain target assets at prices that are too high, to sell certain other assets at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful.

Difficult conditions in the mortgage, residential and commercial real estate markets may cause us to experience market losses related to our holdings, and there is no assurance that these conditions will improve in the near future.

        Our results of operations are materially affected by conditions in the mortgage market, the residential and commercial real estate markets, the financial markets and the economy generally. The mortgage market has been severely affected by changes in the lending landscape and there is no assurance that these conditions have stabilized or that they will not worsen. Disruption in the mortgage market negatively impacts new demand for homes and home price performance. There is a strong inverse correlation between home price growth rates and mortgage loan delinquencies. A deterioration of the RMBS market may cause us to experience losses related to our assets and to sell assets at a loss. Declines in the fair market values of our investments may adversely affect our results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

        Dramatic declines in the residential and commercial real estate markets have resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. Institutions from which we may seek to obtain financing may have owned or financed residential or commercial mortgage loans, real estate-related securities and real estate loans, which have declined in value and caused them to suffer losses as a result of the financial crisis that began in 2007. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions. If these conditions persist, these institutions may become insolvent or tighten their lending standards, which could make it more difficult for us to obtain financing on favorable terms or at all. Our profitability may be adversely affected if we are unable to obtain cost-effective financing for our assets.

Standard & Poor's downgrade of the U.S. Government's credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain companies, institutions, agencies and instrumentalities, or a further downgrade of the U.S. Government's credit rating by Standard & Poor's or the other credit ratings agencies could result in economic uncertainty and a significant rise in interest rates, either of which could have a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

        On August 2, 2011, legislation was enacted to increase the federal debt ceiling and to reduce future U.S. Government spending levels by as much as $2.4 trillion over the next decade. Notwithstanding the passage of this legislation, there remains uncertainty about whether the U.S. Government could default on its obligations in the future. On August 5, 2011, Standard and Poor's Ratings Services (or Standard & Poor's) downgraded the long-term debt rating of the United States from AAA to AA+ for the first time in history due to its belief that legislative solutions have been inadequate to address the country's growing debt burden.

Standard & Poor's decision to further downgrade the U.S. Government's credit rating could create broader financial and global banking turmoil and uncertainty and could lead to a significant rise in interest rates. On August 8, 2011, Standard & Poor's downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. Government agencies linked to long-term U.S. debt. These downgrades could adversely affect the fair market value of such instruments, and could adversely impact the value of instruments that are collateralized by affected instruments, thus impacting our investment portfolio. Moreover, these events could cause the interest rates on our borrowings and our cost of capital to increase significantly. As a result, these events could materially and adversely affect our interest expense and other costs of borrowing and our ability to continue to acquire our target assets on attractive terms. These consequences could be exacerbated if other statistical rating agencies, decide to downgrade the U.S. Government's credit rating in the future. Each of Moody's Investors Service, Inc. (or Moody's) and Fitch, Inc. (or Fitch) has maintained its rating of U.S. debt at AAA, but has warned of potential future downgrades if legislative solutions to address the rising levels of U.S. Government debt are not found. Any of these outcomes could have a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

The current debt crisis in Europe, the recent downgrades of the credit ratings of certain European countries and the risk that certain countries may default on their sovereign debt, and the resulting impact on the financial markets, could have a material adverse impact on our business, financial condition, results of operations and ability to make distributions to our stockholders.

        The current financial crisis in Europe has created economic uncertainty with respect to the ability of certain European countries to continue to service their sovereign debt obligations. These conditions have adversely impacted financial markets and have created substantial volatility and uncertainty, and will likely continue to do so. The downgrades of the credit ratings of certain European countries have created broader financial turmoil and uncertainty, which has recently weighed heavily on the global banking system. Risks related to the current debt crisis in Europe have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets. There can be no assurance that governmental or other measures to aid economic recovery, including economic stimulus legislation, will be effective. As these conditions persist, our business, financial condition, results of operations and ability to make distributions to our stockholders could be materially adversely affected.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. Government, may adversely affect our business.

        The payments of principal and interest we receive on our Agency RMBS, which depend directly upon payments on the mortgages underlying such securities, are guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. Fannie Mae and Freddie Mac are government-sponsored entities (or GSEs), but their guarantees are not backed by the full faith and credit of the United States. Ginnie Mae is part of a U.S. Government agency and its guarantees are backed by the full faith and credit of the United States.

        In September 2008, the U.S. Treasury, the U.S. Federal Housing Finance Agency (or the FHFA) and the Board of Governors of the Federal Reserve System announced a comprehensive action plan to help stabilize the financial markets, support the availability of mortgage financing and protect taxpayers. Under this plan, among other things, the FHFA was appointed as conservator of both Fannie Mae and Freddie Mac, allowing the FHFA to control the actions of the two GSEs, without forcing them to liquidate, which would be the case under receivership. Importantly, the primary focus of the plan was to increase the availability of mortgage financing by allowing these GSEs to continue to grow their guarantee business without limit, while limiting the size of their retained mortgage and agency security portfolios and requiring that these portfolios be reduced over time.

        In an effort to further stabilize the U.S. mortgage market, the U.S. Treasury pursued three additional initiatives beginning in 2008. First, it entered into preferred stock purchase agreements, which have been subsequently amended, with each of the GSEs to ensure that they maintain a positive net worth. Second, it established a new secured short-term credit facility, which was available to Fannie Mae and Freddie Mac (as well as Federal Home Loan Banks) when other funding sources were unavailable. Third, it established an agency security purchase program under which the U.S. Treasury purchased Agency mortgage-backed securities (or MBS) in the open market. The U.S. Federal Reserve also established a program of purchasing Agency MBS.

        Those efforts resulted in significant U.S. Government financial support and increased control of the GSEs. In December 2010, the FHFA reported that, from the time of execution of the preferred stock purchase agreements through November 30, 2010, funding provided to Fannie Mae and Freddie Mac under the preferred stock purchase agreements amounted to $88.0 billion and $63.0 billion, respectively. The U.S. Treasury has committed to support the positive net worth of Fannie Mae and Freddie Mac, through preferred stock purchases as necessary, through 2012. Those agreements, as amended, also require the reduction of Fannie Mae's and Freddie Mac's mortgage and agency security portfolios (they were limited to $900.0 billion as of December 31, 2009, and to $810.0 billion as of December 31, 2010, and must be reduced each year until their respective mortgage assets reach $250.0 billion).

        Both the secured short-term credit facility and the agency security program initiated by the U.S. Treasury expired on December 31, 2009. However, through that securities purchase program (from September 2008 through December 2009), the U.S. Treasury acquired $220.0 billion of Agency MBS. In addition, while the U.S. Federal Reserve's program of agency security purchases terminated in 2010, the FHFA reported that through January 2010, the U.S. Federal Reserve had purchased $1.03 trillion net of Agency MBS. Subject to specified investment guidelines, the portfolios of Agency MBS purchased through the programs established by the U.S. Treasury and the U.S. Federal Reserve may be held to maturity and, based on mortgage market conditions, adjustments may be made to these portfolios. This flexibility may adversely affect the pricing and availability of Agency MBS that we own or seek to acquire during the remaining term of these portfolios.

        Although the U.S. Government has committed to support the positive net worth of Fannie Mae and Freddie Mac through 2012, there can be no assurance that these actions will be adequate for their needs. These uncertainties lead to questions about the availability of, and trading market for, Agency MBS. Despite the steps taken by the U.S. Government, Fannie Mae and Freddie Mac could default on their guarantee obligations which would materially and adversely affect the value of our Agency MBS. Accordingly, if these government actions are inadequate and the GSEs continue to suffer losses or cease to exist, our business, operations and financial condition could be materially and adversely affected.

        In addition, the problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship and receiving significant U.S. Government support have sparked serious debate among federal policy makers regarding the continued role of the U.S. Government in providing liquidity for mortgage loans. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantee obligations could be considerably limited relative to historical measurements. Any such changes to the nature of their guarantee obligations could redefine what constitutes an agency security and could have broad adverse implications for the market and our business, operations and financial condition.

        Alternatively, Fannie Mae and Freddie Mac could be dissolved or privatized, and the U.S. Government could determine to stop providing liquidity support of any kind to the mortgage market. In February 2011, the U.S. Treasury and the Department of Housing and Urban Development released a report to Congress entitled Reforming America's Housing Finance Market in which they proposed to reduce or eliminate the role of GSEs in mortgage financing. The report calls for phasing in increased pricing of Fannie Mae and Freddie Mac guarantees to help level the playing field for the private sector to take back market share, reducing conforming loan limits by allowing the temporary increase in Fannie Mae's and Freddie Mac's conforming loan limits to reset as scheduled on October 1, 2011 to the lower levels set in the Housing and Economic Recovery Act of 2008 (or HERA) and continuing to wind down Fannie Mae's and Freddie Mac's investment portfolio at an annual rate of no less than 10% per year. It is not yet possible to determine whether or when any of such proposals may be enacted, what form any final legislation or policies might take and how proposals, legislation or policies emanating from this report may impact our business, operations and financial condition. On August 17, 2012, the U.S. Treasury announced further steps to expedite the wind-down of Fannie Mae and Freddie Mac to an annual rate of 15% per year.

        If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically (i.e., limitation or removal of the guarantee obligation), or their market share reduced because of required price increases or lower limits on the loans they can guarantee, we could be unable to acquire additional Agency MBS and our existing Agency MBS could be materially and adversely impacted.

        We could be negatively affected in a number of ways depending on the manner in which related events unfold for Fannie Mae and Freddie Mac. We rely on our Agency RMBS (as well as non-Agency RMBS) as collateral for our financings under repurchase agreements. Any decline in their value, or perceived market uncertainty about their value, would make it more difficult for us to obtain financing on our Agency RMBS on acceptable terms or at all, or to maintain our compliance with the terms of any financing transactions. Further, the current support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional support it may provide in the future, could have the effect of lowering the interest rates we expect to receive from Agency RMBS, thereby tightening the spread between the interest we earn on our Agency RMBS and the cost of financing those assets. A reduction in the supply of Agency RMBS could also negatively affect the pricing of Agency RMBS by reducing the spread between the interest we earn on our investment portfolio of Agency RMBS and our cost of financing that portfolio.

        As indicated above, recent legislation has changed the relationship between Fannie Mae and Freddie Mac and the U.S. Government. Future legislation could further change the relationship between Fannie Mae and Freddie Mac and the U.S. Government, and could also nationalize, privatize, or eliminate such entities entirely. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, such laws could increase the risk of loss on our investments in Agency RMBS guaranteed by Fannie Mae and/or Freddie Mac. It also is possible that such laws could adversely impact the market for such securities and spreads at which they trade. All of the foregoing could materially and adversely affect our financial condition and results of operations.

Actions of the U.S. Government, including the U.S. Congress, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, including the SEC, to stabilize or reform the financial markets may not achieve the intended effect and may adversely affect our business.

        In response to the financial issues affecting the banking system and financial markets and going concern threats to commercial banks, investment banks and other financial institutions, the Emergency Economic Stabilization Act (or EESA), was enacted by the U.S. Congress in 2008. There can be no assurance that the EESA or any other U.S. Government actions will have a beneficial impact on the financial markets. To the extent the markets do not respond favorably to any such actions by the U.S. Government or such actions do not function as intended, our business may not receive the anticipated positive impact from the legislation and such result may have broad adverse market implications.

        In July 2010, the U.S. Congress enacted the Dodd-Frank Act in part to impose significant investment restrictions and capital requirements on banking entities and other organizations that are significant to U.S. financial markets. For instance, the Dodd-Frank Act has imposed significant restrictions on the proprietary trading activities of certain banking entities and subject other systemically significant organizations regulated by the U.S. Federal Reserve to increase capital requirements and quantitative limits for engaging in such activities. The Dodd-Frank Act also seeks to reform the asset-backed securitization market (including the mortgage-backed securities market) by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and by imposing additional registration and disclosure requirements. Certain of the new requirements and restrictions exempt Agency RMBS, other government issued or guaranteed securities, or other securities. Nonetheless, the Dodd-Frank Act also imposes significant regulatory restrictions on the origination and securitization of residential mortgage loans. The Dodd-Frank Act also created a new regulator, the Consumer Financial Protection Bureau (or the CFPB), which oversees many of the core laws which regulate the mortgage industry, including among others the Real Estate Settlement Procedures Act and the Truth in Lending Act. While the full impact of the Dodd-Frank Act and the role of the CFPB cannot be assessed until all implementing regulations are released, the Dodd-Frank Act's extensive requirements may have a significant effect on the financial markets, and may affect the availability or terms of financing from our lender counterparties and the availability or terms of mortgage-backed securities, both of which may have an adverse effect on our financial condition and results of operations.

        On September 13, 2012, the Federal Reserve announced a third round of quantitative easing (or QE3), which is an open-ended program designed to expand the U.S. Federal Reserve's holdings of long-term securities by purchasing an additional $40 billion of Agency RMBS per month until key economic indicators, such as the unemployment rate, show signs of improvement. When combined with existing programs to extend the average maturity of the U.S. Federal Reserve's holdings of securities, and reinvest principal and interest payments from the Federal Reserve's holdings of agency debt and Agency RMBS into newly acquired Agency RMBS through the end of 2012, QE3 is expected to increase the Federal Reserve's holdings of long-term securities by $85 billion each month through the end of 2012. The Federal Reserve also announced that it will keep the target range for the Federal Funds Rate between zero and 0.25% through at least mid-2015, which is six months longer than previously expected. The Federal Reserve expects these measures to put downward pressure on long-term interest rates. While the Federal Reserve hopes that QE3 will expedite an economic recovery, stabilize prices, reduce unemployment and accelerate business and household spending, we cannot predict the impact of this program or any future actions by the Federal Reserve on the prices and liquidity of Agency RMBS or other assets in which we invest, although the Federal Reserve's action could increase the prices of our target assets and reduce the spread that we earn on our investments.

        In addition, the U.S. Government, Federal Reserve, U.S. Treasury, the SEC and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis that began in 2007. We cannot predict whether or when such actions may occur or what effect, if any, such actions could have on our business, results of operations and financial condition.

Mortgage loan modification and refinance programs as well as future legislative action may adversely affect the value of, and the returns on, the target assets in which we intend to invest.

        The U.S. Government, through the Federal Reserve, the FHA and the Federal Deposit Insurance Corporation (or the FDIC), commenced implementation of programs designed to provide homeowners with assistance in avoiding residential or commercial mortgage loan foreclosures, including the Home Affordable Modification Program (or HAMP), which provides homeowners with assistance in avoiding residential mortgage loan foreclosures, the Hope for Homeowners Program (or H4H Program), which allows certain distressed borrowers to refinance their mortgages into FHA-insured loans in order to avoid residential mortgage loan foreclosures, and the Home Affordable Refinance Program (or HARP), which allows borrowers who are current on their mortgage payments to refinance and reduce their monthly mortgage payments at loan-to-value ratios up to 125% without new mortgage insurance. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.

        Loan modification and refinance programs may adversely affect the performance of Agency RMBS and non-Agency RMBS. Especially with non-Agency RMBS, a significant number of loan modifications with respect to a given security, including those related to principal forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such security. These loan modification programs, future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans, as well as changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac or Ginnie Mae, may adversely affect the value of, and the returns on, Agency RMBS and our other target assets that we may purchase.

The increasing number of proposed U.S. federal, state and local laws may increase our risk of liability with respect to certain mortgage loans and could increase our cost of doing business.

        The U.S. Congress and various state and local legislatures are considering, and in the future may consider, legislation which, among other provisions, would permit limited assignee liability for certain violations in the mortgage loan origination process. We cannot predict whether or in what form the U.S. Congress or the various state and local legislatures may enact legislation affecting our business. We will evaluate the potential impact of any initiatives which, if enacted, could affect our practices and results of operations. We are unable to predict whether federal, state or local authorities will require changes in our practices in the future. These changes, if required, could adversely affect our profitability, particularly if we make such changes in response to new or amended laws, rules, regulations or ordinances in any state where we acquire a significant portion of our mortgage loans, or if such changes result in us being held responsible for any violations in the mortgage loan origination process.

Risks Associated With Our Management and Our Relationship With Our Advisor

We are dependent on our Advisor and its key personnel for our success, and we may not find a suitable replacement for our Advisor if our Investment Advisory Agreement is terminated, or if key personnel leave the employment of ZAIS or otherwise become unavailable to us.

        We are dependent on our Advisor for our day-to-day management, as we do not have any independent officers or any employees. Our Advisor has significant discretion as to the implementation of our asset acquisition and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the executive officers and key personnel of our Advisor. The executive officers and key personnel of our Advisor will evaluate, negotiate, structure, close and monitor our asset acquisitions, and our success will depend on their continued service. The departure of any of the executive officers or key personnel of our Advisor could have a material adverse effect on our performance.

        In addition, we offer no assurance that our Advisor will remain our advisor or that we will continue to have access to our Advisor's principals and professionals, including those of ZAIS. The initial term of our Investment Advisory Agreement with our Advisor only extends until the third anniversary of our listing, with automatic one-year renewal terms on each anniversary date thereafter unless previously terminated. If the Investment Advisory Agreement is terminated and no suitable replacement is found to advise us, we may not be able to execute our business plan.

We have no recourse to ZAIS if it does not fulfill its obligations under the shared facilities and services agreement.

        Neither we nor our Advisor have any employees or separate facilities. Our day-to-day operations will be conducted by employees of ZAIS, the parent company of our Advisor, pursuant to a shared facilities and services agreement between our Advisor and ZAIS. Under the shared facilities and services agreement, our Advisor will also be provided with the services and other resources necessary for our Advisor to perform its obligations and responsibilities under the Investment Advisory Agreement in exchange for certain fees payable by our Advisor. ZAIS may assign its rights and obligations thereunder to any of its majority-owned and controlled affiliates. In addition, because we will not be a party to the shared facilities and services agreement, we do not have any recourse to ZAIS if it does not fulfill its obligations under the shared facilities and services agreement or if it elects to assign the agreement to one of its affiliates. Also, our Advisor only has nominal assets and we will have limited recourse against our Advisor under the Investment Advisory Agreement to remedy any liability to us from a breach of contract or fiduciary duties.

There are conflicts of interest in our relationship with ZAIS and its affiliates, which could result in decisions that are not in the best interests of our stockholders.

        We are subject to conflicts of interest arising out of our relationship with ZAIS and its affiliates, including our Advisor. Specifically, each of our officers and directors is also an employee of ZAIS or its affiliates. ZAIS and our officers may have conflicts between their duties to us and their duties to, and interests in, our Advisor or its affiliates. Our Advisor is not required to devote a specific amount of time or the services of any particular individual to our operations. ZAIS manages or provides services to Other Clients, and we will compete with these Other Clients for ZAIS's resources and support through our Advisor. During turbulent conditions in the mortgage industry, distress in the credit markets or other times when we will need focused support and assistance from ZAIS through our Advisor, entities for which ZAIS also acts as an investment advisor will likewise require greater focus and attention, placing ZAIS's resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if ZAIS did not act as an advisor for other entities. The ability of ZAIS and its officers and personnel to engage in other business activities may reduce the time they spend assisting our Advisor advising us.

We and certain of our affiliates and ZAIS's Other Clients and their affiliates may compete to acquire our targeted assets.

        There may also be conflicts in allocating assets that are suitable for us and Other Clients of ZAIS and its affiliates. Other Clients of ZAIS and its affiliates may compete with us with respect to certain assets which we may want to acquire and, as a result, we may either not be presented with the opportunity or have to compete with such Other Clients to acquire these assets. For example, we may compete directly with other entities managed by ZAIS or one of its affiliates with respect to our target assets. Certain of these Other Clients have significant uninvested capital and will likely compete with us. Additionally, certain conflicts of interest may exist with respect to funds that have only limited reinvestment capacity including, circumstances where we may purchase assets being disposed of by these funds as they begin to liquidate various assets. In addition to the ZAIS Funds and Managed Accounts for which ZAIS acts as investment advisor, ZAIS may, in the future, establish new funds or enter into new managed account arrangements with investment strategies that are substantially similar to our strategy, including funds and accounts investing primarily in our target assets, including RMBS and residential mortgage loans. Such Other Clients may compete with us for our target assets. We may also make investments in other entities which are managed by ZAIS or one of its affiliates. We will not, however, purchase any assets from, or issued by, any Other Client or any entity managed by our Advisor or its affiliates, or sell any asset to any Other Client or any such other entity without the consent of a majority of our independent directors. A majority of our independent directors may amend this affiliated investment policy at any time without stockholder consent. See "Management—Conflicts of Interest." There may be certain situations where ZAIS allocates assets that may be suitable for us to Other Clients managed by ZAIS or its affiliates instead of to us. See "Management—Conflicts of Interest—Asset Allocations." Further, we may liquidate our investments at different times than Other Clients due to, among other things, differences in investment strategies.

        We will pay our Advisor substantial advisory fees regardless of the performance of our portfolio. Our Advisor's entitlement to an advisory fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking assets that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our stockholders and the value of our common stock.

The Investment Advisory Agreement with our Advisor was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

        Because each of our officers and directors is also an employee of our Advisor or its affiliates, the Investment Advisory Agreement was not negotiated on an arm's-length basis, and we did not have the benefit of arm's-length negotiations of the type normally conducted with an unaffiliated third party. As a result, the terms, including the fees payable, may not be as favorable to us as an arm's-length agreement. Furthermore, because each of our officers and directors is also an employee of our Advisor or its affiliates, we may choose not to enforce, or to enforce less vigorously, our rights under the Investment Advisory Agreement because of our desire to maintain our ongoing relationship with our Advisor.

Termination by us of our Investment Advisory Agreement with our Advisor without cause is difficult and costly.

        Termination of the Investment Advisory Agreement with our Advisor without cause is difficult and costly. Our Board will review our Advisor's performance and the advisory fees annually and, following the three-year initial term, the Investment Advisory Agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors, or by a vote of the holders of at least two-thirds of the outstanding shares of our common stock (other than shares held by the ZAIS Parties), based upon: (i) unsatisfactory performance by our Advisor that is materially detrimental to us; or (ii) a determination that the advisory fees payable to our Advisor are not fair, subject to our Advisor's right to prevent termination based on unfair fees by accepting a reduction of advisory fees agreed to by at least two-thirds of our independent directors. We must provide our Advisor with 180 days' prior notice of any such termination. Additionally, upon such a termination without cause, the Investment Advisory Agreement provides that we will pay our Advisor a termination fee equal to three times the average annual advisory fee earned by our Advisor during the prior 24-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal year before the date of termination. These provisions may increase the cost to us of terminating the Investment Advisory Agreement and adversely affect our ability to terminate our Advisor without cause.

        Our Advisor is only contractually committed to serve us until the third anniversary of our listing. Thereafter, the Investment Advisory Agreement is automatically renewable on an annual basis; provided, however, that our Advisor may terminate the Investment Advisory Agreement annually upon 180 days' prior notice. If the Investment Advisory Agreement is terminated and no suitable replacement is found to advise us, we may not be able to execute our business plan.

Our Advisor's liability is limited under the management agreement, and we have agreed to indemnify our Advisor against certain liabilities.

        Pursuant to the Investment Advisory Agreement, our Advisor will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our Board in following or declining to follow its advice or recommendations. Under the terms of the Investment Advisory Agreement, our Advisor, its principals, stockholders, members, managers, partners, directors and personnel, any person controlling or controlled by our Advisor, including ZAIS, and any person providing sub-advisory services to our Advisor will not be liable to us, any subsidiary of ours, our directors, our stockholders or any of our subsidiary's stockholders, members or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the Investment Advisory Agreement, as determined by a final non-appealable order of a court of competent jurisdiction. In addition, we have agreed to indemnify our Advisor, its principals, stockholders, members, managers, partners, directors and personnel, any person controlling or controlled by our Advisor and any person providing sub-advisory services to our Advisor with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Advisor not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Investment Advisory Agreement.

Our Advisor may have difficulty in complying with regulatory requirements applicable to REITs, including the REIT provisions of the Internal Revenue Code, which may hinder its ability to achieve our objectives or result in loss of our qualification as a REIT.

        Our Advisor's management team has limited experience managing a REIT. The REIT rules and regulations are highly technical and complex, and the failure to comply with the income, asset, and other limitations imposed by these rules and regulations could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. Failure to comply with the income, asset and other limitations imposed by the REIT rules and regulations may hinder our ability to achieve our objectives or result in loss of our qualification as a REIT or payment of taxes and penalties. As a result, we cannot assure you that we will be able to successfully operate as a REIT or comply with regulatory requirements applicable to REITs.

Our Board has approved broad guidelines for our Advisor and will not approve each acquisition decision made by our Advisor.

        Our Advisor is authorized to follow broad guidelines in pursuing our asset acquisition strategy. Our Board will periodically review our guidelines and our portfolio of assets but will not, and will not be required to, review all of our proposed acquisitions or any type or category of asset, except that an acquisition of any security from, or issued by, an entity managed by our Advisor or its affiliates, must be approved by a majority of the independent members of our Board. In addition, in conducting periodic reviews, the directors will rely primarily on information provided to them by our Advisor. Furthermore, our Advisor may use complex strategies, and transactions entered into by our Advisor may be costly, difficult or impossible to unwind by the time they are reviewed by our Board. Our Advisor will have great latitude within the broad parameters of our guidelines in determining the types of assets it may decide are proper for us, which could result in returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Further, decisions and acquisitions made by our Advisor may not fully reflect the best interests of our stockholders.

We may change any of our strategies, guidelines, policies or procedures without stockholder consent, which could result in our making acquisitions that are different from, and possibly riskier than, those described in this prospectus.

        We may change any of our strategies, guidelines, policies or procedures with respect to acquisitions, asset allocation, growth, operations, indebtedness, financing strategy, hedging strategy and distributions at any time without the consent of our stockholders, which could result in our strategies becoming different from, and possibly riskier than, strategies described in this prospectus. A change in our strategy may increase our exposure to interest rate risk, prepayment risk, financing risk, credit risk, default risk and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making acquisitions in asset categories different from those described in this prospectus. In addition, our charter provides that our Board may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to qualify as a REIT.

These changes could adversely affect our financial condition, results of operations, the value of our common stock and our ability to make distributions to our stockholders.

Our Advisor's advisory fee may reduce its incentive to devote its time and effort to seeking attractive assets for our portfolio because the fee is payable regardless of the performance of our portfolio and there is no incentive fee associated with the management of our assets.

        Our Operating Partnership will pay to our Advisor an advisory fee, calculated and payable (in cash) quarterly in arrears, equal to 1.5% per annum of our Stockholders' Equity (as defined in "Our Advisor and the Investment Advisory Agreement—Advisory Fees, Expense Reimbursements and Termination Fee—Advisory Fee"). We will pay our Advisor an advisory fee regardless of the performance of our portfolio and there is no incentive fee associated with the management of our assets. Our Advisor's entitlement to nonperformance-based compensation might reduce its incentive to devote sufficient time and effort to seeking assets that provide attractive risk-adjusted returns for our portfolio. This in turn could negatively affect our ability to make distributions to our stockholders and the value of our common stock.

Risks Related to Financing and Hedging

We use leverage in executing our business strategy, which may adversely affect the return on our assets and may reduce cash available for distribution to our stockholders, as well as increase losses when economic conditions are unfavorable.

        We leverage the acquisition of our target assets through private funding sources, including borrowings structured as repurchase agreements, securitizations, term financings and derivative contracts. Leverage can enhance our potential returns but can also exacerbate losses. Although we are not required to maintain any particular assets-to-equity leverage ratio, the amount of leverage we deploy for particular assets depends upon our Advisor's assessment of short-term interest rates, overall market conditions and the particular risks of the assets being financed. Our percentage of leverage varies over time depending on our ability to enter into repurchase agreements, term financings and derivative contracts, financing rates, type and/or amount of collateral required to be pledged, our assessment of the appropriate amount of leverage for the particular assets we are funding and regulatory requirements limiting the permissible amount of leverage to be utilized.

        The return on our assets and cash available for distribution to our stockholders may be reduced to the extent that market conditions prevent us from leveraging our assets or cause the cost of our financing to increase relative to the income that can be derived from the assets acquired. Our financing costs will reduce cash available for distribution to stockholders. We may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. A decrease in the value of our assets that are subject to repurchase agreement financing may lead to margin calls which we will have to satisfy. We may not have the funds available to satisfy any such margin calls and may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses. The satisfaction of any such margin calls may reduce cash flow available for distribution to our stockholders. Any reduction in distributions to our stockholders may cause the value of our common stock to decline.

Our inability to access funding could have a material adverse effect on our results of operations, financial condition and business.

        The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. Our ability to fund our target asset acquisitions may be impacted by our ability to secure borrowings structured as repurchase agreements, securitizations, term financings and derivative contracts on acceptable terms. Because repurchase agreements are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew our then existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under our repurchase agreements, we may have to curtail our asset acquisition activities and/or dispose of assets.

        It is possible that the lenders that will provide us with financing could experience changes in their ability to advance funds to us, independent of our performance or the performance of our portfolio of assets. Furthermore, if many of our potential lenders are unwilling or unable to provide us with financing, we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability. Moreover, the amount of financing we receive under our repurchase agreements will be directly related to the lenders' valuation of our target assets that cover the outstanding borrowings. Typically repurchase agreements grant the lender the absolute right to reevaluate the fair market value of the assets that cover outstanding borrowings at any time. If a lender determines in its sole discretion that the value of the assets has decreased, it has the right to initiate a margin call. A margin call would require us to transfer additional assets to such lender without any advance of funds from the lender for such transfer or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our results of operations, financial condition, business, liquidity and ability to make distributions to our stockholders, and could cause the value of our common stock to decline. We may be forced to sell assets at significantly depressed prices to meet such margin calls and to maintain adequate liquidity, which could cause us to incur losses.

        The dislocations in the residential mortgage sector in the financial crisis that began in 2007 have caused many lenders to tighten their lending standards, reduce their lending capacity or exit the market altogether. Further contraction among lenders, insolvency of lenders or other general market disruptions could adversely affect one or more of our potential lenders and could cause one or more of our potential lenders to be unwilling or unable to provide us with financing on attractive terms or at all. This could increase our financing costs and reduce our access to liquidity.

The repurchase agreements that we use to finance our assets may require us to provide additional collateral and may restrict us from leveraging our assets as fully as desired.

        We use borrowings structured as repurchase agreements to finance our assets. If the fair market value of the assets pledged or sold by us to a financing institution declines, we may be required by the financing institution to provide additional collateral or pay down a portion of the funds advanced, but we may not have the funds available to do so, which could result in defaults. Posting additional collateral to support our credit will reduce our liquidity and limit our ability to leverage our assets, which could adversely affect our business. In the event we do not have sufficient liquidity to meet such requirements, financing institutions can accelerate repayment of our indebtedness, increase interest rates, liquidate our collateral or terminate our ability to borrow. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for bankruptcy protection.

        Further, financial institutions providing the repurchase facilities may require us to maintain a certain amount of cash that is not invested or to set aside non-leveraged assets sufficient to maintain a specified liquidity position which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security back to us at the end of the transaction term, or if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will lose money on our repurchase transactions.

        Under our repurchase transactions, we generally sell securities to lenders (that is, repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same securities back to us at the end of the term of the transaction, which typically ranges from 30 to 90 days, but which may have terms of up to 364 days or longer. Because the cash we will receive from the lender when we initially sell the securities to the lender is less than the value of those securities (this is referred to as the haircut), if the lender defaults on its obligation to resell the same securities back to us we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). We would also lose money on a repurchase transaction if the value of the underlying securities has declined as of the end of the transaction term, as we would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender will be able to terminate the transaction and cease entering into any other repurchase transactions with us. Our repurchase agreements may contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. If a default occurs under any of our repurchase agreements and the lenders terminate one or more of our repurchase agreements, we may need to enter into replacement repurchase agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement repurchase agreements on the same terms as the repurchase agreements that were terminated or at all. Any losses we incur on our repurchase transactions could adversely affect our earnings and thus our cash available for distribution to our stockholders.

An increase in our borrowing costs relative to the interest we receive on our leveraged assets may adversely affect our profitability and our cash available for distribution to our stockholders.

        As our repurchase agreements and other short-term borrowings mature, we will be required either to enter into new borrowings or to sell certain of our assets. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between the returns on our assets and the cost of our borrowings. This would adversely affect the returns on our assets, which might reduce earnings and, in turn, cash available for distribution to our stockholders.

Our rights under our repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the repurchase agreements, which may allow our lenders to repudiate our repurchase agreements.

        In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

We enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

        Subject to maintaining our qualification as a REIT, part of our strategy involves entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of a hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations. Our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. The need to fund these obligations could adversely impact our financial condition.

Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

        Subject to maintaining our qualification as a REIT, we pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity varies in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

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  interest rate hedging can be expensive, particularly during periods of volatile interest rates;

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  available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

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  the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value. Downward adjustments or "mark to market" losses would reduce earnings or stockholders' equity;

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  the amount of income that a REIT may earn from non-qualifying hedging transactions (other than through taxable REIT subsidiaries (or TRSs)) to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

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  the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

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  the hedging counterparty owing money in the hedging transaction may default on its obligation to pay; and

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  the duration of the hedge may not match the duration of the related liability.

        In general, when we acquire a fixed-rate mortgage or hybrid ARM security, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates, because the borrowing costs are fixed for the duration of the fixed-rate portion of the related RMBS.

        However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results of operations, as borrowing costs would no longer be fixed after the end of the hedging instrument while the income earned on the hybrid ARM security would remain fixed. This situation may also cause the fair market value of our hybrid ARM security to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

        In addition, the use of this swap hedging strategy effectively limits increases in our book value in a declining rate environment, due to the effectively fixed nature of our hedged borrowing costs. In an extreme rate decline, prepayment rates on our assets might actually result in certain of our assets being fully paid off while the corresponding swap or other hedge instrument remains outstanding. In such a situation, we may be forced to liquidate the swap or other hedge instrument at a level that causes us to incur a loss.

        Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Our use of derivatives may expose us to counterparty and other risks.

        We have entered into over-the-counter interest rate swap agreements to hedge risks associated with movements in interest rates. Because such interest rate swaps are not cleared through a central counterparty, the counterparty's performance is not guaranteed by an exchange or its clearing house. As a result, if a swap counterparty cannot perform under the terms of an interest rate swap, we would not receive payments due under that agreement, we may lose any unrealized gain associated with the interest rate swap and the hedged liability would cease to be hedged by the interest rate swap. We may also be at risk for any collateral we have pledged to secure our obligations under the interest rate swap if the counterparty becomes insolvent or files for bankruptcy.

        Derivative instruments are also subject to liquidity risk and may be difficult or impossible to sell, close out or replace quickly and at the price that reflects the fundamental value of the instrument. Although both over-the-counter and exchange-traded markets may experience the lack of liquidity, over-the-counter non-standardized derivative transactions are generally less liquid than exchange-traded instruments. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Recently, new regulation has been promulgated by U.S. and foreign regulators attempting to strengthen oversight of derivative contracts. Any actions taken by regulators could constrain our strategy and could increase our costs either of which could materially and adversely impact our results of operations. In particular, the Dodd-Frank Act requires most derivatives to be executed on a regulated market and cleared through a central counterparty, which may result in increased margin requirements and costs.

        The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Regulation as a commodity pool operator could subject us to additional regulation and compliance requirements which could materially adversely affect our business and financial condition.

        The Dodd-Frank Act extended the reach of commodity regulations for the first time to include not just traditional futures contracts but also derivative contracts referred to as "swaps." As a consequence of this change, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its operator to be regulated as a "commodity pool operator" (or CPO). Under the new requirements, which become effective on December 31, 2012 for those who become CPOs solely because of use of swaps by the relevant commodity pool, CPOs must register with the National Futures Association (or the NFA), comply with the NFA's rules, and become subject to regulation by the U.S. Commodity Futures Trading Commission (or the CFTC), including with respect to disclosure and reporting.

        Based on previous interpretations issued by the CFTC staff relating to entities that used traditional futures contracts in a limited manner and as an incidental part of their business, we intend to seek a no-action relief from the staff of the CFTC stating that neither our Advisor nor its directors should be required to register as CPOs and should not be subject to CPO regulation and compliance. In the event that we are unable to obtain the no-action relief or if appropriate alternative guidance is not provided, including by the CFTC or its staff, we may be required to reduce or eliminate our use of interest rate swaps or vary the manner we deploy interest rate swaps in our business. Alternatively, our Advisor or directors may be required to register with the NFA as CPOs which will require compliance with NFA rules and subject our Advisor or directors to regulation by the CFTC. In the event registration for our Advisor or directors is required but is not obtained, our Advisor or directors may be subject to fines, penalties and other civil or governmental actions or proceedings, any of which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, the no-action request to be submitted by us will include factual representations relating to the conduct of our business, including that the amount of income we receive from swap transactions during any year will not exceed five percent of our gross income for that year, and that the initial margin and option premiums from such swaps will not exceed one percent of the fair market value of our total assets. The need to operate within these parameters could limit the use of interest rate swaps by us below the level that our Advisor would otherwise consider optimal or may lead to the registration of our Advisor or directors as commodity pool operators, which will subject us to additional regulatory oversight, compliance and costs.

If we attempt to qualify for hedge accounting treatment for our derivative instruments, but we fail to so qualify we may suffer because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction.

        If we attempt to qualify for hedge accounting treatment for our derivative instruments, but we fail to so qualify for a number of reasons, including if we use instruments that do not meet the definition of a derivative (such as short sales), we fail to satisfy hedge documentation and hedge effectiveness assessment requirements or our instruments are not highly effective, we may suffer because losses on the derivatives we hold may not be offset by a change in the fair value of the related hedged transaction.

Declines in the fair market values of our assets may adversely affect periodic reported results and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

        A portion of our assets may be classified for accounting purposes as "available-for-sale." Other than in the instances of other-than-temporary impairment, changes in the fair market values of most of these assets will be directly charged or credited to stockholders' equity. As a result, a decline in values may reduce the book value of our company. Moreover, if the decline in value of an available-for-sale security is other than temporary, such decline will reduce earnings.

        A decline in the fair market value of our assets may adversely affect us, particularly in instances where we have borrowed money based on the fair market value of those assets. If the fair market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we would have to sell the assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Risks Related to Our Assets and Our Target Assets

We may not realize gains or income from our assets, which could cause the value of our common stock to decline.

        We seek to generate both current income and capital appreciation for our stockholders. However, our assets or the assets we acquire may not appreciate in value and, in fact, may decline in value, and the debt securities we own or acquire may default on interest and/or principal payments. Accordingly, we may not be able to realize gains or income from our assets. Any gains that we do realize may not be sufficient to offset any other losses we experience. Any income that we realize may not be sufficient to offset our expenses.

Our portfolio of assets may be concentrated and will be subject to risk of default.

        While we intend to diversify our portfolio of assets in the manner described in this prospectus, we are not required to observe specific diversification criteria, except as may be set forth in the guidelines adopted by our Board. Therefore, our portfolio of assets may at times be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. If we raise less money in this offering than anticipated, we will have fewer assets and less diversification. To the extent that our portfolio is concentrated in any one region or type of security, downturns relating generally to such region or type of security may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders.

The spread between swap rates and residential mortgage loans and non-Agency RMBS may widen due to difficult market conditions, which may adversely affect lending terms for these assets and have a negative impact on our stated book value.

        Since the onset of the financial crisis that began in 2007, the spread between swap rates and residential mortgage loans and non-Agency RMBS has been volatile. Spreads on these assets initially moved wider due to the difficult credit conditions and have only recovered a portion of that widening. As the prices of securitized assets declined, a number of investors and a number of structured investment vehicles faced margin calls from dealers and were forced to sell assets in order to reduce leverage. The price volatility of these assets also impacted lending terms in the repurchase market, as counterparties raised margin requirements to reflect the more difficult environment. The spread between the yield on our assets and our funding costs is an important factor in the performance of this aspect of our business. Wider spreads imply greater income on new asset purchases but may have a negative impact on our stated book value. Wider spreads generally negatively impact asset prices. In an environment where spreads are widening, counterparties may require additional collateral to secure borrowings which may require us to reduce leverage by selling assets.

We hold and may acquire additional non-Agency RMBS collateralized by subprime mortgage loans, which are subject to increased risks.

        We hold and may acquire additional non-Agency RMBS backed by collateral pools of mortgage loans that have been originated using underwriting standards that are less restrictive than those used in underwriting "prime mortgage loans" and "alternative-A mortgage loans." These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories, mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Due to recent economic conditions, including lower home prices, as well as aggressive lending practices, subprime mortgage loans have in recent years experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, the performance of non-Agency RMBS backed by subprime mortgage loans that we hold and may acquire could be correspondingly adversely affected, which could adversely impact our results of operations, financial condition and business.

The residential mortgage loans and the mortgage loans underlying the RMBS that we hold and intend to acquire may be subject to defaults, foreclosure timeline extension, fraud and residential price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal, which could result in losses to us.

        The residential mortgage loans and the mortgage loans underlying the RMBS that we hold and intend to acquire may be subject to the risks of defaults, foreclosure timeline extension, fraud and home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal. The ability of a borrower to repay a mortgage loan secured by a residential property is dependent upon the income or assets of the borrower.

        A number of factors may impair borrowers' abilities to repay their loans, including:

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  adverse changes in national and local economic and market conditions;

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  changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

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  costs of remediation and liabilities associated with environmental conditions such as indoor mold;

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  the potential for uninsured or under-insured property losses;

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  acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses; and

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  acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001.

        In the event of defaults on the residential mortgage loans that we hold or acquire or that underlie our investments in RMBS and the exhaustion of any underlying or any additional credit support, we may not realize our anticipated return on our investments and we may incur a loss on these investments. In addition, our investments in non-Agency RMBS will be backed by residential real property but, in contrast to Agency RMBS, their principal and interest will not be guaranteed by federally chartered entities such as Fannie Mae and Freddie Mac and, in the case of Ginnie Mae, the U.S. Government. The ability of a borrower to repay these loans or other financial assets is dependent upon the income or assets of these borrowers.

We may be affected by alleged or actual deficiencies in foreclosure practices of third parties, as well as related delays in the foreclosure process.

        Allegations of deficiencies in servicing and foreclosure practices among several large sellers and servicers of residential mortgage loans that surfaced in 2010 raised various concerns relating to such practices, including the improper execution of the documents used in foreclosure proceedings (or robo signing), inadequate documentation of transfers and registrations of mortgages and assignments of loans, improper modifications of loans, violations of representations and warranties at the date of securitization and failure to enforce put-backs.

        As a result of alleged deficiencies in foreclosure practices, a number of servicers temporarily suspended foreclosure proceedings beginning in the second half of 2010 while they evaluated their foreclosure practices. In late 2010, a group of state attorneys general and state bank and mortgage regulators representing nearly all 50 states and the District of Columbia, along with the U.S. Justice Department and the Department of Housing and Urban Development, began an investigation into foreclosure practices of banks and servicers. The investigations and lawsuits by several state attorneys general led to a settlement agreement in March 2012 with five of the nation's largest banks, pursuant to which the banks agreed to pay more than $25 billion to settle claims relating to improper foreclosure practices. The settlement does not prohibit the states, the federal government, individuals or investors in RMBS from pursuing additional actions against the banks and servicers in the future.

        The integrity of the servicing and foreclosure processes are critical to the value of the mortgage loan portfolios underlying the RMBS in which we invest, and our financial results could be adversely affected by deficiencies in the conduct of those processes. For example, delays in the foreclosure process that have resulted from investigations into improper servicing practices may adversely affect the values of, and our losses on, the non-Agency RMBS we may acquire. Foreclosure delays may also increase the administrative expenses of any securitization trusts that we may sponsor for non-Agency RMBS that we own or in which we may invest, thereby reducing the amount of funds available for distribution to our stockholders. In addition, the subordinate classes of securities issued by any such securitization trusts may continue to receive interest payments while the defaulted loans remain in the trusts, rather than absorbing the default losses. This may reduce the amount of credit support available for the senior classes we may own, thus possibly adversely affecting these securities.

        While we believe that the sellers and servicers would be in violation of their servicing contracts to the extent that they have improperly serviced mortgage loans or improperly executed documents in foreclosure or bankruptcy proceedings, or do not comply with the terms of servicing contracts when deciding whether to apply principal reductions, it may be difficult, expensive, and time consuming for us to enforce our contractual rights. We continue to monitor and review the issues raised by the alleged improper foreclosure practices. While we cannot predict exactly how the servicing and foreclosure matters or the resulting litigation or settlement agreements will affect our business, there can be no assurance that these matters will not have an adverse impact on our results of operations and financial condition.

The commercial mortgage loans underlying the CMBS we may hold and acquire may be subject to defaults, foreclosure timeline extension, fraud and commercial price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal, which could result in losses to us.

        CMBS are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Commercial mortgage loans are secured by multifamily or commercial property and may be subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things,

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  tenant mix;

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  success of tenant businesses;

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  property management decisions;

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  property location and condition;

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  competition from comparable types of properties;

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  changes in laws that increase operating expenses or limit rents that may be charged;

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  any need to address environmental contamination at the property or the occurrence of any uninsured casualty at the property;

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  changes in national, regional or local economic conditions and/or specific industry segments;

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  declines in regional or local real estate values;

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  declines in regional or local rental or occupancy rates;

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  increases in interest rates;

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  real estate tax rates and other operating expenses;

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  changes in governmental rules, regulations and fiscal policies, including environmental legislation; and

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  acts of God, terrorist attacks, social unrest and civil disturbances.

Our investments may include subordinated tranches of RMBS or CMBS, which are subordinate in right of payment to more senior securities.

        Our investments may include subordinated tranches of RMBS or CMBS, which are subordinated classes of securities in a structure of securities collateralized by a pool of mortgage loans and, accordingly, are the first or among the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Additionally, estimated fair values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior securities. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquid investments.

If our Advisor underestimates the loss-adjusted yields of our CMBS investments, we may experience losses.

        Our Advisor expects to value our CMBS investments based on loss-adjusted yields, taking into account estimated future losses on the mortgage loans included in the securitization's pool of loans, and the estimated impact of these losses on expected future cash flows. Our Advisor's loss estimates may not prove accurate, as actual results may vary from estimates. In the event that our Advisor underestimates the pool level losses relative to the price we pay for a particular CMBS investment, we may experience losses with respect to such investment.

We may not control the special servicing of the mortgage loans included in the CMBS in which we may invest and, in such cases, the special servicer may take actions that could adversely affect our interests.

        With respect to CMBS in which we may invest, overall control over the special servicing of the related underlying mortgage loans will be held by a "directing certificateholder" or a "controlling class representative," which is appointed by the holders of the most subordinate class of CMBS in such series. We may not have the right to appoint the directing certificateholder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificateholder, take actions with respect to the specially serviced mortgage loans that could adversely affect our interests.

We may purchase interests in mortgage servicing rights, which will expose us to significant risks.

        MSRs, are among our target assets. GSEs, such as Fannie Mae and Freddie Mac, generally require mortgage servicers to be paid a minimum servicing fee, that significantly exceeds the amount a servicer would charge in an arm's-length transaction. The minimum servicing fee required by GSEs is therefore made up of the normal arm's-length servicing fee and the excess mortgage servicing amount.

        Any MSRs we acquire will be recorded at fair value on our balance sheet based upon significant estimates and assumptions, with changes in fair value included in our consolidated results of operations. The determination of the fair value of MSRs will require our management to make numerous estimates and assumptions. Such estimates and assumptions would include, without limitation, estimates of future cash flows associated with MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies and foreclosure rates of the underlying serviced mortgage loans.

        The ultimate realization of the value of MSRs, which are measured at fair value on a recurring basis, may be materially different than the fair values of such MSRs as may be reflected in our consolidated statement of financial position as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows. Accordingly, there may be material uncertainty about the fair value of any MSRs we acquire.

        Changes in interest rates are a key driver of the performance of MSRs, since the values of MSRs are highly sensitive to the impact of changes in interest rates on mortgage prepayment rates. Historically, the value of MSRs has increased when interest rates rise and decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. We may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. See "Business—Our Hedging Strategy." Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us. To the extent we do not utilize derivatives to hedge against changes in fair value of MSRs, our balance sheet, results of operations and cash flows would be susceptible to significant volatility due to changes in the fair value of, or cash flows from, MSRs as interest rates change.

        Prepayment speeds significantly affect excess mortgage servicing fees. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. We will base the price we pay for MSRs and the rate of amortization of those assets on, among other things, our projection of the cash flows from the related pool of mortgage loans. Our expectation of prepayment speeds will be a significant assumption underlying those cash flow projections. If prepayment speeds are significantly greater than expected, the carrying value of MSRs could exceed their estimated fair value. If the fair value of MSRs decreases, we would be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from MSRs, and we could ultimately receive substantially less than what we paid for such assets.

        Moreover, delinquency rates have a significant impact on the valuation of any excess mortgage servicing fees. An increase in delinquencies will generally result in lower revenue because typically we will only collect servicing fees from GSEs or mortgage owners for performing loans. We will base the price we pay for MSRs on, among other things, our projections of the cash flows from related pools of mortgage loans. Our expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies are significantly greater than we expect, the estimated fair value of the MSRs could be diminished. When the estimated fair value of MSRs are reduced, we could suffer a loss, which could have a negative impact on our financial results.

        Furthermore, MSRs are subject to numerous U.S. federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. Our failure to comply, or the failure of the servicer to comply, with the laws, rules or regulations to which we or they are subjected due by virtue of ownership of MSRs, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The receivables underlying the ABS we may acquire are subject to credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks and legal risks, which could result in losses to us.

        ABS are securities backed by various asset classes, including auto loans, student loans, credit card loans, equipment loans, floor plan loans and small business loans fully guaranteed as to principal and interest by the U.S. Small Business Administration. A portion of our target assets may be ABS. The structure of an ABS, and the terms of the investors' interest in the underlying collateral, can vary widely depending on the type of collateral, the desires of investors and the use of credit enhancements. Individual transactions can differ markedly in both structure and execution. Important determinants of the risk associated with issuing or holding ABS include (i) the relative seniority or subordination of the class of ABS held by an investor, (ii) the relative allocation of principal, and interest payments in the priorities by which such payments are made under the governing documents, (iii) the effect of credit losses on both the issuing vehicle and investors' returns, (iv) whether the underlying collateral represents a fixed set of specific assets or accounts, (v) whether the underlying collateral assets are revolving or closed-end, (vi) the terms (including maturity of the ABS) under which any remaining balance in the accounts may revert to the issuing vehicle and (vii) the extent to which the entity that sold the underlying collateral to the issuing vehicle is obligated to provide support to the issuing vehicle or to investors. With respect to some types of ABS, the foregoing risks are more closely correlated with similar risks on corporate bonds of similar terms and maturities than with the performance of a pool of similar assets.

        In addition, certain ABS (particularly subordinated ABS) provide that the non-payment of interest thereon in cash will not constitute an event of default in certain circumstances, and the holders of such ABS will not have available to them any associated default remedies. Interest not paid in cash will generally be capitalized and added to the outstanding principal balance of the related security. Deferral of interest through such capitalization will reduce the yield on such ABS.

        Holders of ABS bear various risks, including credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks and legal risks. Credit risk arises from (i) losses due to defaults by obligors under the underlying collateral and (ii) the issuing vehicle's or servicer's failure to perform their respective obligations under the transaction documents governing the ABS. These two risks may be related, as, for example, in the case of a servicer that does not provide adequate credit-review scrutiny to the underlying collateral, leading to a higher incidence of defaults.

        Market risk arises from the cash flow characteristics of the ABS, which for most ABS tend to be predictable. The greatest variability in cash flows come from credit performance, including the presence of wind-down or acceleration features designed to protect the investor in the event that credit losses in the portfolio rise well above expected levels.

        Interest rate risk arises for the issuer from (i) the pricing terms on the underlying collateral, (ii) the terms of the interest rate paid to holders of the ABS and (iii) the need to mark to market the excess servicing or spread account proceeds carried on the issuing vehicle's balance sheet. For the holder of the security, interest rate risk depends on the expected life of the ABS, which may depend on prepayments on the underlying assets or the occurrence of wind-down or termination events. If the servicer becomes subject to financial difficulty or otherwise ceases to be able to carry out its functions, it may be difficult to find other acceptable substitute servicers and cash flow disruptions or losses may occur, particularly with underlying collateral comprised of non-standard receivables or receivables originated by private retailers who collect many of the payments at their stores.

        Structural and legal risks include the possibility that, in a bankruptcy or similar proceeding involving the originator or the servicer (often the same entity or affiliates), a court having jurisdiction over the proceeding could determine that, because of the degree to which cash flows on the assets of the issuing vehicle may have been commingled with cash flows on the originator's other assets (or similar reasons), (i) the assets of the issuing vehicle could be treated as never having been truly sold by the originator to the issuing vehicle and could be substantively consolidated with those of the originator, or (ii) the transfer of such assets to the issuer could be voided as a fraudulent transfer. The time and expense related to a challenge of such a determination also could result in losses and/or delayed cash flows.

An increase in interest rates may cause a decrease in the volume of certain of our target assets, which could adversely affect our ability to acquire target assets that satisfy our investment objectives and to generate income and make distributions.

        Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of our target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. Rising interest rates may also cause our target assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and make distributions may be materially and adversely affected.

        The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect our investments, on average, generally will bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the fair market value of our net assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

        We seek to invest in non-Agency RMBS, Agency RMBS, residential mortgage loans and other real estate-related and financial assets, including MSRs, IOs, CMBS and ABS. In a normal yield curve environment, an investment in such assets will generally decline in value if long-term interest rates increase. Declines in fair market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders.

        A significant risk associated with our target assets is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increased significantly, the fair market value of these investments would decline, and the duration and weighted average life of the investments would increase. We could realize a loss if the securities were sold. At the same time, an increase in short-term interest rates would increase the amount of interest owed on our repurchase agreements.

        Fair market values of our investments may decline without any general increase in interest rates for a number of reasons, such as increases or expected increases in defaults, or increases or expected increases in voluntary prepayments for those investments that are subject to prepayment risk or widening of credit spreads.

        In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets and our financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and fair market value of our assets.

Interest rate mismatches between our RMBS backed by ARMs or hybrid ARMs and our borrowings used to fund our purchases of these assets may cause us to suffer losses.

        We fund our RMBS with borrowings that have interest rates that adjust more frequently than the interest rate indices and repricing terms of RMBS backed by ARMs, or hybrid ARMs. Accordingly, if short-term interest rates increase, our borrowing costs may increase faster than the interest rates on RMBS backed by ARMs or hybrid ARMs adjust. As a result, in a period of rising interest rates, we could experience a decrease in net income or a net loss.

        In most cases, the interest rate indices and repricing terms of RMBS backed by ARMs or hybrid ARMs and our borrowings are not identical, thereby potentially creating an interest rate mismatch between our investments and our borrowings. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. During periods of changing interest rates, these interest rate index mismatches could reduce our net income or produce a net loss, and adversely affect the level of our dividends and the market price of our common stock.

        In addition, RMBS backed by ARMs or hybrid ARMs are typically subject to lifetime interest rate caps that limit the amount an interest rate can increase through the maturity of the RMBS. However, our borrowings under repurchase agreements typically are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps could limit the interest rates on these types of RMBS. This problem is magnified for RMBS backed by ARMs or hybrid ARMs that are not fully indexed. Further, some RMBS backed by ARMs or hybrid ARMs may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we may receive less cash income on these types of RMBS than we need to pay interest on our related borrowings. These factors could reduce our net interest income and cause us to suffer a loss during periods of rising interest rates.

Interest rate fluctuations may adversely affect the level of our net income and the value of our assets and common stock.

        Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations present a variety of risks, including the risk of a narrowing of the difference between asset yields and borrowing rates, flattening or inversion of the yield curve and fluctuating prepayment rates, and may adversely affect our income and the value of our assets and common stock.

Because we hold and may acquire additional fixed-rate securities, an increase in interest rates on our borrowings may adversely affect our book value.

        Increases in interest rates may negatively affect the fair market value of our assets. Any fixed-rate securities we hold or acquire generally will be more negatively affected by these increases than adjustable-rate securities. In accordance with accounting rules, in most cases, we will be required to reduce our earnings by the amount of any decrease in the fair market value of our assets that are accounted for under the fair value option. We will be required to evaluate our assets on a quarterly basis to determine their fair value by using third-party bid price indications provided by dealers who make markets in these securities or by third-party pricing services. If the fair value of a security is not available from a dealer or third-party pricing service, we will estimate the fair value of the security using a variety of methods, including discounted cash flow analysis, matrix pricing, option-adjusted spread models and fundamental analysis. Aggregate characteristics taken into consideration include type of collateral, index, margin, periodic cap, lifetime cap, underwriting standards, age and delinquency experience. However, the fair value reflects estimates and may not be indicative of the amounts we would receive in a current market exchange. If we determine that an agency security is other-than-temporarily impaired, we would be required to reduce the value of such agency security on our balance sheet by recording an impairment charge in our income statement and our stockholders' equity would be correspondingly reduced. Reductions in stockholders' equity decrease the amounts we may borrow to purchase additional target assets, which could restrict our ability to increase our net income.

Because the assets we hold and expect to acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell mortgage-related assets at an opportune time.

        We bear the risk of being unable to dispose of our assets at advantageous times or in a timely manner because mortgage-related assets generally experience periods of illiquidity, including the recent period of delinquencies and defaults with respect to residential mortgage loans. The lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale or the unavailability of financing for these assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which may cause us to incur losses.

We may experience a decline in the fair market value of our assets.

        A decline in the fair market value of our assets and the assets which we intend to acquire may require us to recognize an "other-than-temporary" impairment against such assets under U.S. GAAP, if we were to determine that, with respect to any debt security in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair market value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale.

Many of the assets in our portfolio will be recorded at fair value and, as a result, there will be uncertainty as to the value of these assets.

        Many of the assets in our portfolio are and will likely be in the form of securities that are not publicly traded. The fair value of securities and other assets that are not publicly traded may not be readily determinable. We value these assets quarterly at fair value, as determined in accordance with applicable accounting standards, which may include unobservable inputs.

Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these assets were materially higher than the values that we ultimately realize upon their disposal.

Prepayment rates may adversely affect the value of our portfolio of assets.

        Pools of residential mortgage loans underlie the RMBS that we hold and will acquire. In the case of residential mortgage loans, there are seldom any restrictions on borrowers' abilities to prepay their loans. Declines in interest rates may cause an increase in prepayment rates of mortgage loans. In addition, both HARP and QE3 may also cause an increase in prepayment rates. We generally receive distributions from principal payments that are made on these underlying mortgage loans. When borrowers prepay their mortgage loans faster than expected, this results in prepayments that are faster than expected on the RMBS. Faster than expected prepayments could adversely affect our profitability, including in the following ways:

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  We may purchase RMBS that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, we may pay a premium over the par value to acquire the security. In accordance with U.S. GAAP, we may amortize this premium over the estimated term of the RMBS. If the RMBS is prepaid in whole or in part prior to its maturity date, however, we may be required to expense the premium that was prepaid at the time of the prepayment.

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  We also may acquire RMBS at a lower interest rate than the market interest rate at the time. This would adversely affect our profitability. Slower than expected prepayments may also adversely affect the fair market value of discounted RMBS.

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  We anticipate that a substantial portion of our adjustable-rate RMBS may bear interest rates that are lower than their fully indexed rates, which are equivalent to the applicable index rate plus a margin. If an adjustable-rate RMBS is prepaid prior to or soon after the time of adjustment to a fully-indexed rate, we will have held that RMBS while it was least profitable and lost the opportunity to receive interest at the fully indexed rate over the remainder of its expected life.

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  If we are unable to acquire new RMBS similar to the prepaid RMBS, our financial condition, results of operation and cash flow would suffer. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions, the relative interest rates on fixed-rate mortgages and ARMs, the credit rating of the borrower, the rate of home price appreciation or depreciation, and foreclosures and lender competition.

        While we will seek to minimize prepayment risk to the extent practical, in selecting assets we must balance prepayment risk against other risks and the potential returns of each asset. No strategy can completely insulate us from prepayment risk.

Recent market conditions may upset the historical relationship between interest rate changes and prepayment trends, which would make it more difficult for us to analyze our portfolio of assets. We are vulnerable to loss from prepayments if we purchase assets above par, especially in the event of additional mortgage loan modification and refinance programs or similar future legislative action.

        Our success depends in part on our ability to analyze the relationship of changing interest rates on prepayments of the mortgage loans that underlie our RMBS. Changes in interest rates and prepayments affect the market price of the RMBS that we intend to purchase and any RMBS that we hold at a given time. As part of our overall portfolio risk management, we will analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our portfolio of assets. In conducting our analysis, we will depend on certain assumptions based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. If dislocations in the residential mortgage market or other developments change the way that prepayment trends have historically responded to interest rate changes, our ability to (i) assess the fair market value of our portfolio of assets, (ii) implement our hedging strategies and (iii) implement techniques to reduce our prepayment rate volatility would be significantly affected, which could materially adversely affect our financial position and results of operations. In particular, despite the historically low interest rates, recent dislocations, including home price depreciation resulting in many borrowers owing more on their mortgage than the values of their homes have prevented many such borrowers from refinancing their mortgage loans which has impacted prepayment rates and the value of RMBS assets. However, mortgage loan modification and refinance programs or future legislative action may make refinancing mortgage loans more accessible or attractive to such borrowers which could cause the rate of prepayments on RMBS assets to accelerate. For RMBS assets, including some of our RMBS assets, that were purchased or are trading at premium to their par value, higher prepayment rates would adversely affect the value of such assets or cause the holder to incur losses with respect to such assets.

Risks Related to Owning Our Common Stock

There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

        Prior to the offering, there has been no established trading market for our common stock, and there can be no assurance that an active trading market for our common stock will develop, or if one develops, be maintained. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock.

        Some of the factors that could negatively affect the market price of our common stock include:

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  actual or anticipated variations in our quarterly operating results;

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  changes in our earnings estimates or publication of research reports about us or the real estate industry;

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  changes in market valuations of similar companies;

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  adverse market reaction to any increased indebtedness we incur in the future;

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  changes in credit markets;

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  changes in government policies;

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  changes impacting Fannie Mae, Freddie Mac or Ginnie Mae;

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  additions to or departures of our Advisor's key personnel;

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  actions by stockholders;

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  speculation in the press or investment community;

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  general market and economic conditions;

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  our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts; and

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  price and volume fluctuations in the stock market generally.

        Market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the fair market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase.

Common stock and preferred stock eligible for future sale may have adverse effects on our share price.

        Subject to applicable law, our Board has the authority, without further stockholder approval, to authorize us to issue additional authorized shares of common stock and preferred stock on the terms and for the consideration it deems appropriate. We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse or a registration statement is filed pursuant to a registration rights agreement in respect of shares of our common stock that were purchased in unregistered transactions. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock. Prior to this offering, we had outstanding 2,549,549 shares of our common stock and 22,492 OP units, which are exchangeable on a one-for-one basis into shares of our common stock and we have agreed with these stockholders and OP unitholders to file a registration statement in respect of these shares of common stock, including the shares of common stock issuable upon exchange of the OP units. See "History and Formation of Our Company—Registration Rights Agreement." Holders of 90.3% of our outstanding shares of common stock and OP units have agreed with ZAIS, as the managing member of our Advisor, not to, directly or indirectly, sell, transfer, assign, mortgage, hypothecate, pledge or otherwise dispose of or encumber or permit or suffer any encumbrance of all or any part of the shares of our common stock or OP units acquired as part of the above formation transactions or subsequent purchases of such shares of common stock or OP units, until 270 days following the completion of our listing without the prior written consent of ZAIS, subject to certain exceptions relating to private resales where the transferee continues to be bound by the lock-up agreement. See "The History and Formation of our Company—Lock-up." In addition, our directors and executive officers and the ZAIS Parties who collectively own an aggregate of 488,384 shares of our common stock and 22,492 OP units have entered into lock-up agreements with the underwriters restricting resales, of shares of common stock with limited exceptions, for a period of 270 days after the date of this prospectus. See "Underwriting—No Sales of Similar Securities."

        The market price of our common stock may decline, perhaps significantly, when these restrictions on resale by certain of our stockholders or OP unitholders lapse. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        Upon the completion of this offering, we will become subject to reporting and other obligations under the Exchange Act. In April 2012, the JOBS Act was enacted into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for "emerging growth companies," including certain requirements relating to accounting standards and compensation disclosure. We are an "emerging growth company" as defined in the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (iii) comply with any new requirements adopted by the Public Company Accounting Oversight Board (or the PCAOB) requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iv) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (v) provide certain disclosure regarding executive compensation required of larger public companies or (vi) hold shareholder advisory votes on executive compensation. We cannot predict if investors will find our shares of common stock less attractive if we choose to rely on these exemptions.

        As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

        If we decide to issue debt securities in the future, which would rank senior to our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

        To maintain our qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions to holders of common stock out of legally available funds. Our current policy is to pay quarterly distributions which, on an annual basis, will equal all or substantially all of our net taxable income. We have not, however, established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus. All distributions will be made at the discretion of our Board and will depend on our earnings, our financial condition, any debt covenants, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and other factors as our Board may deem relevant from time to time. We may not be able to make distributions in the future and our Board may change our distribution policy in the future. We believe that a change in any one of the following factors, among others, could adversely affect our results of operations and impair our ability to pay distributions to our stockholders:

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  the profitability of the assets we hold or acquire;

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  our ability to make profitable acquisitions;

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  margin calls or other expenses that reduce our cash flow;

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  defaults in our asset portfolio or decreases in the value of our portfolio; and

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  the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

        We cannot assure you that we will achieve results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future. In addition, some of our distributions may include a return of capital.

Investing in our common stock may involve a high degree of risk and may result in loss of principal.

        The acquisitions we make in accordance with our objectives and strategies may result in a high amount of risk when compared to alternative strategies and volatility or loss of principal. Our acquisitions may be highly speculative and aggressive, and therefore an investment in our shares of common stock may not be suitable for someone with lower risk tolerance.

Risks Related to Our Organization and Structure

Conflicts of interest could arise as a result of our UpREIT structure.

        Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, through our Operating Partnership subsidiary, have fiduciary duties, as a general partner, to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties, through our Operating Partnership subsidiary, as a general partner to our Operating Partnership and its partners may come into conflict with the duties of our directors and officers. The partnership agreement of our Operating Partnership does not require us to resolve such conflicts in favor of either our stockholders or the limited partners in our Operating Partnership.

Certain provisions of Maryland law could inhibit changes in control and prevent our stockholders from realizing a premium over the then-prevailing market price of our common stock.

        Certain provisions of the Maryland General Corporation Law (or the MGCL) may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares.

        We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including generally, a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our outstanding stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our Board and approved by the affirmative vote of at least (i) eighty percent of the votes entitled to be cast by holders of outstanding shares of our voting stock; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the stockholder would otherwise have become an interested stockholder. Pursuant to the statute, our Board will by resolution exempt business combinations (i) between us and ZAIS or its affiliates and (ii) between us and any person, provided that such business combination is first approved by our Board (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any of them. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.

        The "control share" provisions of the MGCL provide that "control shares" of a Maryland corporation (defined as voting shares of stock which, when aggregated with all other shares of stock owned by the stockholder or in respect of which the stockholder is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership of or the power to direct the exercise of voting power with respect to "control shares," subject to certain exceptions) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our employees who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Our ability to issue additional shares of common and preferred stock may prevent a change in our control.

        Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our Board may, without stockholder approval, amend our charter to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have the authority to issue. As a result, our board may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Our rights and your rights to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

        As permitted by Maryland law, our charter limits the liability of our directors and officers to us and you for money damages, except for liability resulting from:

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  actual receipt of an improper benefit or profit in money, property or services; or

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  a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

        In addition, our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company. See "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors' and Officers' Liability."

Maintenance of our 1940 Act exemption imposes limits on our operations.

        We conduct, and intend to continue to conduct, our operations so as not to become regulated as an investment company under the 1940 Act. Because we are a holding company and conduct our businesses primarily through wholly-owned or majority-owned subsidiaries, the securities issued by these subsidiaries that are excepted from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. This requirement limits the types of businesses in which we may engage through our subsidiaries.

        The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

        We believe that certain of our subsidiaries qualify for an exemption from registration under the 1940 Act as an investment company pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of such subsidiaries' assets must be comprised of qualifying assets and at least 80% of their total assets must be comprised of qualifying assets and real estate-related assets under the 1940 Act. We will treat as qualifying assets for this purpose mortgage loans, including mortgage loans that we hold through securitizations where we control the foreclosure decisions relating to such mortgage loans, Agency RMBS in which we hold all the certificates issued by the pool and other interests in real estate, in each case meeting certain other qualifications based upon SEC staff no-action letters. Although SEC staff no-action letters have not specifically addressed the categorization of these types of assets, we will also treat as qualifying assets for this purpose bridge loans wholly secured by first priority liens on real estate that provide interim financing to borrowers seeking short-term capital (with terms of generally up to three years), certain CMBS, non-Agency RMBS representing ownership of an entire pool of mortgage loans, and real estate owned properties. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to invest an additional 25% of its assets in other types of mortgages, MBS, CMBS, securities of REITs and other real estate-related assets. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C). To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. Although we intend to monitor our portfolio periodically and prior to each investment acquisition, there can be no assurance that we will be able to maintain an exemption from registration for these subsidiaries. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

        In 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the 1940 Act, including the nature of the assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to registered investment companies. There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, will not change in a manner that adversely affects our operations. If we or our subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either to (i) change the manner in which we conduct our operations to avoid being required to register as an investment company, (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (iii) register as an investment company, any of which would negatively affect the value of our shares of common stock, the sustainability of our business model, and our ability to make distributions which would have an adverse effect on our business and the value of our shares of common stock.

        Qualification for exemption from registration under the 1940 Act will limit our ability to make certain investments. For example, these restrictions will limit the ability of our subsidiaries to invest directly in MBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and ABS, and real estate companies or in assets not related to real estate.

        Certain of our subsidiaries may rely on the exemption provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority-owned subsidiaries that rely on Section 3(c)(5)(C). The SEC has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

        No assurance can be given that the SEC staff will concur with our classification of our or our subsidiaries' assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion from regulation under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. If the SEC or its staff takes a position contrary to our analysis with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets which may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us. Further, if the SEC determined that we were an unregistered investment company, we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, we would potentially be unable to enforce contracts with third parties and third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us. See "Business—Operating and Regulatory Structure—1940 Act Exemption."

        Since we will not be subject to the 1940 Act, we will not be subject to its substantive provisions, including provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

Rapid changes in the values of our target assets may make it more difficult for us to maintain our qualification as a REIT or our exemption from the 1940 Act.

        If the fair market value or income potential of our target assets declines as a result of increased interest rates, prepayment rates, general market conditions, government actions or other factors, we may need to increase our real estate assets and income or liquidate our non-qualifying assets to maintain our REIT qualification or our exemption from the 1940 Act. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. We may have to make decisions that we otherwise would not make absent the REIT and 1940 Act considerations.

Our taxable income is calculated differently than net income based on U.S. GAAP.

        Our taxable income may substantially differ from our net income based on U.S. GAAP. For example, interest income on our mortgage related securities does not necessarily accrue under an identical schedule for U.S. federal income tax purposes as for accounting purposes.

        For U.S. GAAP purposes, interest income on our mortgage related securities is accrued based on the actual coupon rate and the outstanding principal amount of the underlying mortgages. Premiums and discounts are amortized or accreted into interest income over the estimated lives of the securities using the effective yield method adjusted for the effects of estimated prepayments. Adjustments are made using the retrospective method to the effective interest computation each reporting period based on the actual prepayment experiences to date, and the present expectation of future prepayments of the underlying mortgages. If our estimate of prepayments is incorrect, we are required to make an adjustment to the amortization or accretion of premiums and discounts that would have an impact on future income.

        Management will estimate, at the time of purchase, the future expected cash flows and determine the effective interest rate based on these estimated cash flows and our purchase price. As needed, these estimated cash flows will be updated and a revised yield computed based on the current amortized cost of the investment. In estimating these cash flows, we will have to make assumptions regarding the rate and timing of principal payments and coupon rates. These uncertainties and contingencies are difficult to predict and are subject to future events that may impact management's estimates and our interest income.

        In particular, interest income on mortgage related securities that were purchased at a discount to par value will be recognized based on the security's effective interest rate. The effective interest rate on these securities will be based on the projected cash flows from each security, which will be estimated based on our observation of current information and events and include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. Based on the projected cash flows from our mortgage related securities purchased at a discount to par value, a portion of the purchase discount may be designated as credit protection against future credit losses and, therefore, may not be accreted into interest income. The amount designated as credit discount may be adjusted over time, based on the actual performance of the security, its underlying collateral, actual and projected cash flow from such collateral, economic conditions and other factors. If the performance of a security with a credit discount is more favorable than forecasted, a portion of the amount designated as credit discount may be accreted into interest income over time.

Conversely, if the performance of a security with a credit discount is less favorable than forecasted, additional amounts of the purchase discount may be designated as credit discount, or impairment charges and write-downs of such securities to a new cost basis could result.

        For U.S. federal income tax purposes, if a debt instrument pays interest currently, we are generally required to treat all such interest as interest income. In addition, if we acquire RMBS or other debt instruments at a discount in the secondary market, the discount at which such debt instruments are acquired will generally be treated as "market discount" for U.S. federal income tax purposes and will accrue over the term of the debt instrument. Accrued market discount is reported as income when, and to the extent that, we receive any payment of principal on the debt instrument, unless we elect to include accrued market discount in incomes as it accrues. As a result, we will be required to treat principal payments on such a debt instrument as ordinary income for U.S. federal income tax purposes to the extent of any accrued market discount regardless of our expected return on our investment in the debt instrument. Similarly, if we acquire a debt instrument that is issued with original issue discount (or OID), we will generally be required to accrue such OID regardless of whether we expect to receive the full face amount of the debt instrument on its maturity. If we collect less on a debt instrument than our purchase price plus any market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions in subsequent years. In certain cases, we may be able to cease accruing interest income with respect to a debt instrument, to the extent there is reasonable doubt as to our ability to collect such interest income. However, if we recognize insufficient interest income with respect to certain debt instruments that we acquire, and the Internal Revenue Service (or the IRS) were to successfully assert that we did not accrue the appropriate amount of income with respect to such a debt instrument in a given taxable year, we may be required to increase our taxable income with respect to such year, which could cause us to be required to pay a deficiency dividend or a tax on undistributed income, or fail to qualify as a REIT. See "U.S. Federal Income Tax Considerations—Taxation of Our Company—Gross Income Tests—Phantom Income."

Tax Risks

Your investment in our common stock has various tax risks.

        This summary of certain tax risks is limited to the U.S. federal income tax risks addressed below. Additional risks or issues may exist that are not addressed in this prospectus and that could affect the U.S. federal income tax treatment of our Company, our Operating Partnership or our stockholders.

        We strongly urge you to review carefully the discussion under "U.S. Federal Income Tax Considerations" and to seek advice based on your particular circumstances from an independent tax advisor concerning the effects of U.S. federal, state, local and foreign tax law on an investment in our common stock and on your individual tax situation.

Our failure to qualify as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

        We believe that we have been organized and have operated in a manner that has enabled us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011. In addition, we believe that our intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT, provided that we are able to satisfy the REIT requirements relating to the diversity of ownership of our shares following the share repurchases in January 2013, as further discussed below. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT. The U.S. federal income tax laws governing REITs are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through a partnership. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we may not obtain independent appraisals. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we believe that we have operated and intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we have qualified or will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

        In order to qualify as a REIT, during the last half of each taxable year following our taxable year ended December 31, 2011 (the first year that we elected to qualify as a REIT), not more than 50% in value of our outstanding stock can be owned by five or fewer "individuals" as defined in the Internal Revenue Code to include certain entities (or the five or fewer rule). We believe that we currently satisfy the five or fewer rule and, following this offering, we believe that we will continue to satisfy the five or fewer rule. However, as described elsewhere in this prospectus, we have agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. We retain the right to repurchase such shares at an earlier date if such repurchase would not cause us to fail to qualify as a REIT for the 2012 taxable year. If on or prior to June 30, 2013 we are not able to raise additional capital from sufficiently diverse sources to satisfy the five or fewer rule, we would fail to qualify as a REIT for the 2013 taxable year and would likely proceed with an early orderly liquidation of our business. As of October 31, 2012, five individuals owned in excess of 49% by value of our outstanding common stock, and one of these individuals owned in excess of 28% by value of our outstanding common stock, under the attribution rules applicable for purposes of applying the five or fewer rule. While our charter contains restrictions on transfers of our shares to assist us in meeting the five or fewer rule, our charter does generally permit an individual to acquire up to 9.8% of our common stock subject to us continuing to meet the five or fewer rule. We intend to monitor all purchases and transfers of our common stock to ensure that we continue to meet the five or fewer rule. However, the attribution rules that apply for purposes of determining the ownership of shares for purposes of applying the five or fewer rule are complex and in some cases dependent on facts that are not always easy to determine. Accordingly, no assurance can be given that we currently satisfy or will at all times continue to satisfy the five or fewer rule. In the event we failed to satisfy the five or fewer rule we could fail to qualify as a REIT. In addition, if we do not raise capital in this offering to sufficiently dilute the ownership of our current stockholders such that no individual will own in excess of 9.8% of our common stock under such attribution rules, our Board may be required to reduce our common stock and capital stock ownership limitations below 9.8% in order for these ownership limitations to prevent us from failing to satisfy the five or fewer rule.

        If we fail to qualify as a REIT in any taxable year, and do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay our taxes. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, which could reduce returns on our assets and adversely affect returns to our stockholders.

        To qualify as a REIT, we generally must ensure that at the end of each calendar quarter at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and RMBS. The remainder of our investment in securities (other than government securities and qualifying real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualifying real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by stock and securities of one or more TRSs. See "U.S. Federal Income Tax Considerations—Taxation of Our Company—Asset Tests." If we fail to comply with these requirements at the end of any quarter, we must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. In addition, if we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT. Furthermore, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT.

Distributions from us or gain on the sale of our common stock may be treated as an unrelated business taxable income (or UBTI) to U.S. tax exempt holders of common stock.

        If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) a tax exempt U.S. person has incurred debt to purchase or hold our common stock, (iii) we purchase residual real estate mortgage investment conduit (or REMIC) interests that generate "excess inclusion income," or (iv) we are a "pension held REIT," then a portion of the distributions with respect to our common stock and, in the case of a U.S. person described in (2), gains realized on the sale of such common stock by such U.S. person may be subject to U.S. federal income tax as UBTI under the Internal Revenue Code.

We may lose our REIT qualification or be subject to a penalty tax if we earn and the IRS successfully challenges our characterization of income from foreign TRSs or other non-U.S. corporations in which we hold an equity interest.

        We may make investments in non-U.S. corporations some of which may, together with us, make a TRS election. We likely will be required to include in our income, even without the receipt of actual distributions, earnings from any such foreign TRSs or other non-U.S. corporations in which we hold an equity interest. Income inclusions from equity investments in certain foreign corporations are technically neither dividends nor any of the other enumerated categories of income specified in the 95% gross income test for U.S. federal income tax purposes. However, in recent private letter rulings, the IRS exercised its authority under Internal Revenue Code section 856(c)(5)(J)(ii) to treat such income as qualifying income for purposes of the 95% gross income test notwithstanding the fact that the income is not included in the enumerated categories of income qualifying for the 95% gross income test. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. Consistent with the position adopted by the IRS in those private letter rulings and based on advice of counsel concerning the classification of such income inclusions for purposes of the REIT income tests, we intend to treat such income inclusions that meet certain requirements as qualifying income for purposes of the 95% gross income test. Notwithstanding the IRS's determination in the private letter ruling described above, it is possible that the IRS could successfully assert that such income does not qualify for purposes of the 95% gross income test, which, if such income together with other income we earn that does not qualify for the 95% gross income test exceeded 5% of our gross income, could cause us to be subject to a penalty tax and could impact our ability to qualify as a REIT. See "U.S. Federal Income Tax Considerations—Taxation of Our Company—Gross Income Tests—Failure to Satisfy the Gross Income Tests" and "U.S. Federal Income Tax Considerations—Taxation of Our Company—Failure to Qualify."

The REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt, sell assets or take other actions to make such distributions.

        To qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax.

        Our taxable income may substantially exceed our net income as determined based on U.S. GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, it is likely that we will acquire assets, including RMBS requiring us to accrue OID or recognize market discount income, that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets referred to as "phantom income." Finally, we may be required under the terms of the indebtedness that we incur to use cash received from interest payments to make principal payment on that indebtedness, with the effect that we will recognize income but will not have a corresponding amount of cash available for distribution to our stockholders.

        As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, we may be required to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be used for future investment or used to repay debt, or (iv) make a taxable distribution of shares of common stock as part of a distribution in which stockholders may elect to receive shares of common stock or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

We may be required to report taxable income with respect to certain of our investments in excess of the economic income we ultimately realize from them.

        We may acquire mortgage backed securities or debt instruments in the secondary market for less than their face amount. The discount at which such securities are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Market discount accrues on the basis of the constant yield to maturity of the debt instrument based generally on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made. If we collect less on a debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deduction in a subsequent taxable year. In addition, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under applicable Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

        Similarly, some of the RMBS that we purchase will likely have been issued with OID. We will be required to report such OID based on a constant yield method and income will accrue based on the assumption that all future projected payments due on such mortgage backed securities will be made. If such mortgage backed securities turn out not to be fully collectible, an offsetting loss deduction will become available only in the later year in which uncollectability is provable. Finally, in the event that any debt instruments or RMBS acquired by us are delinquent as to mandatory principal and interest payments, or in the event a borrower with respect to a particular debt instrument acquired by us encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate RMBS at their stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the loss would likely be treated as a capital loss, and the utility of that loss would therefore depend on our having capital gain in that later year or thereafter.

        We may acquire excess MSRs, which means the portion of an MSR that exceeds the arm's-length fee for services performed by the mortgage servicer. Based on IRS guidance concerning the classification of MSRs, we intend to treat any excess MSRs we acquire as ownership interests in the interest payments made on the underlying mortgage loans, akin to an "interest only" strip. Under this treatment, for purposes of determining the amount and timing of taxable income, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed, based on a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given that we will be entitled to a deduction for such excess, meaning that we may be required to recognize phantom income over the life of an excess MSR.

The interest apportionment rules may affect our ability to comply with the REIT asset and gross income tests.

        The interest apportionment rules under Treasury Regulation Section 1.856-5(c) provide that, if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest "principal amount" of the loan during the year. IRS Revenue Procedure 2011-16 interprets the "principal amount" of the loan to be the face amount of the loan, despite the Code's requirement that taxpayers treat any market discount, which is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal.

        The interest apportionment regulations apply only if the mortgage loan in question is secured by both real property and other property. We expect that all or most of the mortgage loans that we acquire will be secured only by real property and no other property value is taken into account in our underwriting process. Accordingly, it is not contemplated that we will regularly invest in mortgage loans to which the interest apportionment rules described above would apply. Nevertheless, if the IRS were to assert successfully that our mortgage loans were secured by property other than real estate, that the interest apportionment rules applied for purposes of our REIT testing, and that the position taken in IRS Revenue Procedure 2011-16 should be applied to certain mortgage loans in our portfolio, then depending upon the value of the real property securing our mortgage loans and their face amount, and the other sources of our gross income generally, we may fail to meet the 75% REIT gross income test. If we do not meet this test, we could potentially lose our REIT qualification or be required to pay a penalty to the IRS.

        In addition, the Code provides that a regular or a residual interest in a REMIC is generally treated as a real estate asset for the purposes of the REIT asset tests, and any amount includible in our gross income with respect to such an interest is generally treated as interest on an obligation secured by a mortgage on real property for the purposes of the REIT gross income tests. If, however, less than 95% of the assets of a REMIC in which we hold an interest consist of real estate assets (determined as if we held such assets), we will be treated as holding our proportionate share of the assets of the REMIC for the purpose of the REIT asset tests and receiving directly our proportionate share of the income of the REMIC for the purpose of determining the amount of income from the REMIC that is treated as interest on an obligation secured by a mortgage on real property. In connection with the recently expanded HARP program, the IRS recently issued guidance providing that, among other things, if a REIT holds a regular interest in an "eligible REMIC," or a residual interest in an "eligible REMIC" that informs the REIT that at least 80% of the REMIC's assets constitute real estate assets, then (i) the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests and (ii) the REIT may treat 80% of the gross income received with respect to the interest in the REMIC as interest on an obligation secured by a mortgage on real property for the purpose of the 75% REIT gross income test. For this purpose, a REMIC is an "eligible REMIC" if (i) the REMIC has received a guarantee from Fannie Mae or Freddie Mac that will allow the REMIC to make any principal and interest payments on its regular and residual interests and (ii) all of the REMIC's mortgages and pass-through certificates are secured by interests in single-family dwellings. If we were to acquire an interest in an eligible REMIC less than 95% of the assets of which constitute real estate assets, the IRS guidance described above may generally allow us to treat 80% of our interest in such a REMIC as a qualifying real estate asset for the purpose of the REIT asset tests and 80% of the gross income derived from the interest as qualifying income for the purpose of the 75% REIT gross income test. Although the portion of the income from such a REMIC interest that does not qualify for the 75% REIT gross income test would likely be qualifying income for the purpose of the 95% REIT gross income test, the remaining 20% of the REMIC interest generally would not qualify as a real estate asset, which could adversely affect our ability to satisfy the REIT asset tests. Accordingly, owning such a REMIC interest could adversely affect our ability to qualify as a REIT.

Our ownership of and relationship with any TRS which we may form or acquire will be limited, and a failure to comply with the limits would jeopardize our REIT qualification and our transactions with our TRSs may result in the application of a 100% excise tax if such transitions are not conducted on arm's-length terms.

        A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 25% of the value of a REIT's assets may consist of stock and securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

        We have elected, together with ZAIS I TRS, Inc. (or ZAIS I TRS), for ZAIS I TRS to be treated as a TRS. ZAIS I TRS and any other domestic TRS that we may form would pay U.S. federal, state and local income tax on its taxable income, and its after tax net income would be available for distribution to us but would not be required to be distributed to us by such domestic TRS. We anticipate that the aggregate value of the TRS stock and securities owned by us will be less than 25% of the value of our total assets (including the TRS stock and securities). Furthermore, we will monitor the value of our investments in our TRSs to ensure compliance with the rule that no more than 25% of the value of our assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS limitations or to avoid application of the 100% excise tax discussed above.

The ownership limits that apply to REITs, as prescribed by the Internal Revenue Code and by our charter, may inhibit market activity in shares of our common stock and restrict our business combination opportunities.

        In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year after the first year for which we elect to qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Our charter also provides that, unless exempted by our Board, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of our capital stock. Our Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limit would not result in us being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT. Our Board of Directors has granted waivers to six of our stockholders covering an aggregate of 1,560,834 shares of our common stock. As a result, if we do not raise capital in this offering to sufficiently dilute the ownership of our current stockholders so that no individual will own in excess of 9.8% of our common stock under the attribution rules applicable for purposes of applying the five or fewer rule, our Board may be required to reduce our common stock and capital stock ownership limitations below 9.8% in order for these ownership limitations to prevent us from failing to satisfy the five or fewer rule. These ownership limits could delay or prevent a transaction or a change in control of our Company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Certain financing activities may subject us to U.S. federal income tax and increase the tax liability of our stockholders.

        We may enter into transactions that could result in us, our Operating Partnership or a portion of our Operating Partnership's assets being treated as a "taxable mortgage pool" for U.S. federal income tax purposes. Specifically, we may securitize residential or commercial real estate loans that we acquire and such securitizations, to the extent structured as other than a REMIC, would likely result in us owning interests in a taxable mortgage pool. We would be precluded from holding equity interests in such a taxable mortgage pool securitization through our Operating Partnership. Accordingly, we would likely enter into such transactions through a qualified REIT subsidiary of one or more subsidiary REITs formed by our Operating Partnership, and will be precluded from selling to outside investors equity interests in such securitizations or from selling any debt securities issued in connection with such securitizations that might be considered equity for U.S. federal income tax purposes. We will be taxed at the highest U.S. federal corporate income tax rate on any "excess inclusion income" arising from a taxable mortgage pool that is allocable to the percentage of our shares held in record name by "disqualified organizations," which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. To the extent that common stock owned by "disqualified organizations" is held in record name by a broker/dealer or other nominee, the broker/dealer or other nominee would be liable for the U.S. federal corporate income tax on the portion of our excess inclusion income allocable to the common stock held by the broker/dealer or other nominee on behalf of the disqualified organizations. Disqualified organizations may own our stock. Because this tax would be imposed on us, all of our investors, including investors that are not disqualified organizations, will bear a portion of the tax cost associated with the classification of us or a portion of our assets as a taxable mortgage pool. A regulated investment company (or RIC) or other pass-through entity owning our common stock in record name will be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations.

        In addition, if we realize excess inclusion income and allocate it to our stockholders, this income cannot be offset by net operating losses of our stockholders. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as unrelated business taxable income under Section 512 of the Internal Revenue Code. If the stockholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the stockholder is a REIT, a RIC, common trust fund or other pass-through entity, our allocable share of our excess inclusion income could be considered excess inclusion income of such entity. Accordingly, such investors should be aware that a portion of our income may be considered excess inclusion income. Finally, if a subsidiary REIT of our Operating Partnership through which we held taxable mortgage pool securitizations were to fail to qualify as a REIT, our taxable mortgage pool securitizations will be treated as separate taxable corporations for U.S. federal income tax purposes that could not be included in any consolidated U.S. federal corporate income tax return and that could prevent us from meeting the REIT asset tests.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as prohibited transactions for U.S. federal income tax purposes.

        Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (including mortgage loans, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We might be subject to this tax if we were to dispose of or securitize loans, directly or through a subsidiary REIT, in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes. We intend to conduct our operations so that no asset that we or a subsidiary REIT owns (or is treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business or the business of a subsidiary REIT. As a result, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Characterization of our repurchase agreements we entered into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

        We have entered into repurchase agreements with counterparties to achieve our desired amount of leverage for the assets in which we intend to invest. Under our repurchase agreements, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for U.S. federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT.

If we were to make a taxable distribution of shares of our stock, stockholders may be required to sell such shares or sell other assets owned by them in order to pay any tax imposed on such distribution.

        We may be able to distribute taxable dividends that are payable in shares of our stock. If we were to make such a taxable distribution of shares of our stock, stockholders would be required to include the full amount of such distribution as income. As a result, a stockholder may be required to pay tax with respect to such dividends in excess of cash received. Accordingly, stockholders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a stockholder sells the shares it receives as a dividend in order to pay such tax, the sale proceeds may be less than the amount included in income with respect to the dividend. Moreover, in the case of a taxable distribution of shares of our stock with respect to which any withholding tax is imposed on a non-U.S. stockholder, we may have to withhold or dispose of part of the shares in such distribution and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.

        While the IRS in certain private letter rulings has ruled that a distribution of cash or shares at the election of a REIT's stockholders may qualify as a taxable stock dividend if certain requirements are met, it is unclear whether and to what extent we will be able to pay taxable dividends in cash and shares of common stock during periods that our stock is not publicly traded or in any future period.

Complying with REIT requirements may limit our ability to hedge effectively.

        The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate and currency risks will generally be excluded from gross income for purposes of the 75% and 95% gross income tests if (i) the instrument hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate assets or hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests, and (ii) such instrument is properly identified under applicable regulations promulgated by the U.S. Department of the Treasury (or the Treasury Regulations). In addition, any income from other hedges would generally constitute non-qualifying income for purposes of both the 75% and 95% gross income tests. See "U.S. Federal Income Tax Considerations—Taxation of Our

Company—Gross Income Tests—Hedging Transactions." As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS, which could increase the cost of our hedging activities or result in greater risks associated with interest rate or other changes than we would otherwise incur.

Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

        Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage related taxes. See "U.S. Federal Income Tax Considerations—Taxation of Our Company—Taxation of REITs in General." In addition, ZAIS I TRS and any other domestic TRSs we own will be subject to U.S. federal, state, and local corporate taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we may hold some of our assets through taxable subsidiary corporations, including domestic TRSs. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders. Furthermore, if we acquire appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, and if we subsequently dispose of any such assets during the 10 year period following the acquisition of the assets from the C corporation, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to us over the basis of such assets on such date, which we refer to as built-in gains. A portion of the assets contributed to us in connection with our formation may be subject to the built-in gains tax. Although we expect that the built-in gains tax liability arising from any such assets should be de minimis, there is no assurance that this will be the case.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that we acquire, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

        When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% REIT gross income test. In addition, when purchasing the equity tranche of a securitization, we may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

We may be subject to adverse legislative or regulatory tax changes that could reduce the value of our common stock.

        At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended, possibly with retroactive effect. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective, and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs have not qualified for the reduced tax rates applicable to dividend income from regular corporations in taxable years beginning before January 1, 2013, which could adversely affect the value of our common stock if these tax rates are extended.

        For taxable years beginning prior to January 1, 2013, the maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 15%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 35% maximum U.S. federal income tax rate on ordinary income during this period. Absent legislative action, for taxable years beginning after December 31, 2012, all dividends payable to U.S. stockholders that are individuals, trusts and estates will be subject to a maximum U.S. federal income tax rate of 39.6%, regardless of whether the dividend is payable by a REIT. However, if legislation is passed extending the reduced tax rates in effect prior to 2013, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends even though the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs. This could adversely affect the value of the shares of REITs, including our common stock.

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

        Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

FORWARD-LOOKING STATEMENTS

        Some of the statements under "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "The History and Formation of our Company," "Distribution Policy" and elsewhere in this prospectus constitute forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. In some cases, you can identify forward looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should" and "would" or the negative of these terms or other comparable terminology. Statements regarding the following subjects, among others, are forward-looking by their nature:

  •
  use of proceeds of this offering;

  •
  our investment objectives and business strategy;

  •
  our ability to obtain future financing arrangements;

  •
  our expected leverage;

  •
  our expected investments;

  •
  estimates or statements relating to, and our ability to make, future distributions;

  •
  our ability to compete in the marketplace;

  •
  market, industry and economic trends;

  •
  recent market developments and actions taken and to be taken by the U.S. Government, the U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System, the Federal Depositary Insurance Corporation, Fannie Mae, Freddie Mac, Ginnie Mae and the SEC;

  •
  the upcoming U.S. "fiscal cliff" and its impact on the U.S. economy and mortgage-backed securities;

  •
  mortgage loan modification programs and future legislative actions;

  •
  our ability to maintain our qualification as a REIT;

  •
  our ability to maintain our exemption from qualification under the 1940 Act;

  •
  projected capital and operating expenditures;

  •
  availability of investment opportunities in mortgage-related, real estate-related and other securities;

  •
  availability of qualified personnel;

  •
  prepayment rates; and

  •
  projected default rates.

        Our beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If any such change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in, or implied by, our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

  •
  the factors referenced in this prospectus, including those set forth under "Risk Factors" and "Business;"

  •
  our limited operating history;

  •
  general volatility of the capital markets;

  •
  changes in our investment objectives and business strategy;

  •
  availability, terms and deployment of capital;

  •
  availability of suitable investment opportunities;

  •
  our dependence on our Advisor and our ability to find a suitable replacement if we or our Advisor were to terminate the Investment Advisory Agreement we have entered into with our Advisor;

  •
  changes in our assets, assets which we acquire, interest rates or the general economy;

  •
  increased rates of default and/or decreased recovery rates on our investments;

  •
  changes in interest rates, interest rate spreads, the yield curve or prepayment rates;

  •
  changes in prepayments of our assets;

  •
  limitations on our business by the REIT requirements; and

  •
  the degree and nature of our competition, including competition for Agency RMBS from the Federal Reserve.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not rely on these forward-looking statements, which apply only as of the date of this prospectus. We are not obligated, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We estimate that our net proceeds from this offering, after deducting estimated offering expenses of $             , will be $              million (based on the offering price of $             per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus). Our Advisor has agreed to reimburse us for offering expenses in excess of $1.2 million. We estimate that our net proceeds will be $              million if the underwriters exercise their overallotment option in full.

        We plan to use the net proceeds from this offering, together with additional borrowings, to purchase our target assets. We anticipate allocating the net proceeds from this offering among our principal target asset classes within the following ranges: non-Agency RMBS (         % to         %), Agency RMBS (         % to         %), residential mortgage loans and our other target assets classes (         % to         %). Until appropriate investments can be identified, our Advisor may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts and/or funds, that are consistent with our intention to qualify as a REIT and maintain our exemption from registration under the 1940 Act, or may elect to pay-down outstanding repurchase agreements. These initial investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in non-Agency RMBS, Agency RMBS, residential mortgage loans and our other target assets. In addition, we will use the net proceeds from this offering to redeem 133 shares of our 12.5% Series A Cumulative Non-Voting Preferred Stock outstanding for an aggregate redemption price of $146,300.

        Prior to the time we have fully used the proceeds of this offering to acquire non-Agency RMBS, Agency RMBS, residential mortgage loans and our other target assets, we may fund our quarterly distributions out of such proceeds.

 DISTRIBUTION POLICY

        We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income.

        To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions to holders of common stock out of legally available funds.

        On May 1, 2012, we declared a dividend in respect of the period from July 29, 2011 (the date of our inception) to December 31, 2011 of $0.51 per share of common stock, payable to stockholders of record on May 1, 2012, which was paid on May 15, 2012.

        On June 5, 2012, we declared a dividend in respect of the first quarter of 2012 of $0.57 per share of common stock, payable to stockholders of record on June 5, 2012, which was paid on June 12, 2012.

        On October 22, 2012, we declared a dividend in respect of the second quarter of 2012 of $0.89 per share of common stock, payable to stockholders of record on October 22, 2012, which was paid on October 29, 2012.

        Our current policy is to pay quarterly distributions which, on an annual basis, will equal all or substantially all of our net taxable income. In certain cases, due to differences in timing between the inclusion of income and the receipt of cash with respect to certain assets, we may be required to borrow or make a taxable stock distribution to our stockholders in order to satisfy the distribution requirement. We intend to declare dividends within 45 days of the end of each quarter. We expect that the first dividend following this offering will be declared on                            , 2013 in respect of the             quarter of         . Any distributions we make will be at the discretion of our Board and will depend upon our earnings and financial condition, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and such other factors as our Board deems relevant. Our earnings and financial condition will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. For more information regarding risk factors that could materially adversely affect our earnings and financial condition, see "Risk Factors."

        We anticipate that REIT distributions generally will be taxable as ordinary income to our stockholders. A portion of such distributions may be designated by us as capital gains or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. For more information, see "U.S. Federal Income Tax Considerations."

        Our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Internal Revenue Code, and we may be required to sell assets or borrow funds to make cash distributions, make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, prior to the time we have fully used the proceeds of this offering to acquire our target assets, we may fund our quarterly distributions out of such proceeds. We will generally not be required to make distributions with respect to activities conducted through ZAIS I TRS and any other domestic TRS that we form following the completion of this offering. For more information, see "U.S. Federal Income Tax Considerations—Taxation of Our Company—Taxation of Taxable U.S. Stockholders."

 CAPITALIZATION

        The following table sets forth (1) our actual capitalization at September 30, 2012, (2) our pro forma as adjusted capitalization to reflect the issuance of 195,457 shares of common stock and 22,492 OP units on October 11, 2012 and (3) our pro forma capitalization as further adjusted to reflect the effects of the sale of our common stock in this offering at an offering price of $             per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus, after deducting the estimated offering expenses payable by us. You should read this table together with "Use of Proceeds" included elsewhere in this prospectus.

	As of September 30, 2012
	Actual	Pro Forma As Adjusted (1)	Pro Forma As Further Adjusted (1) (2) (3)
	(unaudited) (dollars in thousands, except share and per share data)
Cash	$15,265	$19,710	$

Total debt	$110,129	$110,129	$
Stockholders' equity:
12.5% Series A Cumulative Non-Voting Preferred Stock, par value $0.0001 per share; 140 shares authorized; 133 shares outstanding, actual, 133 shares outstanding, pro forma as adjusted, and no shares outstanding, pro forma as further adjusted (4)	$—	$—	$
Common stock, par value $0.0001 per share; 500,000,000 shares authorized; 1,839,057 shares outstanding, actual, 2,034,514 shares outstanding, pro forma as adjusted, and shares outstanding, pro forma as further adjusted	—	—
Capital in excess of par value	35,465	39,451
Retained earnings/(accumulated deficit)	9,209	9,209

Total ZAIS Financial Corp. equity	$44,674	$48,660	$
Non-controlling interests	—	459

Total equity	$44,674	$49,119	$

Total capitalization	$154,803	$159,248	$

(1)
Adjusted to reflect the October 11, 2012 issuance of 195,457 shares of common stock and 22,492 OP units, but does not reflect the conversion of the 22,492 of outstanding OP units to common stock. See "The History and Formation of our Company."

(2)
Assumes             shares will be sold in this offering at an initial public offering price of $             per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus, resulting in proceeds of $              million after deducting the estimated offering expenses of $              million. See "Use of Proceeds."

(3)
Does not include             shares that we may issue and sell upon exercise of the underwriters' overallotment option in full.

(4)
As of September 30, 2012, we had 133 shares of 12.5% Series A Cumulative Non-Voting Preferred Stock outstanding. We intend to redeem all shares of such preferred stock shortly after the completion of this offering for an aggregate redemption price of $146,300. See "Description of Capital Stock—Preferred Stock—Series A Preferred Stock."

 SELECTED FINANCIAL DATA

        The table below sets forth certain of our historical financial data as of and for the periods indicated. We derived our selected consolidated financial data (i) as of December 31, 2011 and for the period from July 29, 2011 (the date of our inception) to December 31, 2011, from our audited consolidated financial statements appearing in this prospectus and (ii) as of September 30, 2012 and for the nine-month period ended September 30, 2012, from our unaudited consolidated financial statements appearing in this prospectus. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in this prospectus.

	For the period from July 29, 2011 (the date of our inception) to December 31, 2011	Nine-month period ended September 30, 2012
		(unaudited)
	(dollars in thousands, except share and per share data)
Operating Data:
Interest income	$3,617	$7,100
Interest expense	295	1,044

Net interest income	3,322	6,056
Operating expense	(779)	(2,007)
Change in unrealized (loss)/gain on real estate securities	(5,960)	15,872
Realized loss on real estate securities	(1,482)	(1,097)
Loss on derivative instruments	(235)	(1,216)

Net (loss)/income applicable to common stockholders	$(5,134)	$17,608

Net (loss)/income per share applicable to common stockholders—basic and diluted; based on 3,022,617 weighted average shares outstanding for the year ended December 31, 2011 and 2,930,421 weighted average shares outstanding for the nine-month period ended September 30, 2012.	$(1.70)	$6.01
Dividends declared per share of common stock; based on 3,022,617 shares on record on December 31, 2011 and 3,022,617 shares on record on September 30, 2012.	$—	$1.08 (1)

	As of December 31, 2011	As of September 30, 2012
		(unaudited)
	(dollars in thousands, except per share data)
Balance Sheet Data (at period end):
Total assets	$154,105	$182,333
Total liabilities	$98,787	$137,660	(2)
Total stockholders' equity	$55,318	$44,674
Stockholders' equity per share of common stock	$18.30	$24.29	(3)

(1)
Our dividends declared per share of common stock includes the following dividends: (1) on May 1, 2012, we declared a dividend in respect of the period from July 29, 2011 (the date of our inception) to December 31, 2011 of $0.51 per share of common stock, payable to stockholders of record on May 1, 2012, which was paid on May 15, 2012, and

  (2) on June 5, 2012, we declared a dividend in respect of the first quarter of 2012 of $0.57 per share of common stock, payable to stockholders of record on June 5, 2012, which was paid on June 21, 2012. Subsequently, on October 22, 2012, we declared a dividend in respect of the second quarter of 2012 of $0.89 per share of common stock, payable to stockholders of record on October 22, 2012, which was paid on October 29, 2012.

(2)
Includes approximately $14.2 million that was used by us on October 11, 2012 to repurchase 668,525 shares of common stock from our existing stockholders and $10.9 million for the repurchase 515,035 shares of our common stock from one of our other existing institutional stockholders in January 2013. See "The History and Formation of our Company."

(3)
The shares of common stock outstanding for purposes of this stockholders' equity per share calculation do not include 668,525 shares of common stock that were repurchased by us on October 11, 2012 and an additional 515,035 shares of our common stock that we have agreed to repurchase from one of our other existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. See "The History and Formation of our Company."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We are a Maryland corporation that invests in, finances and manages a diversified portfolio of residential mortgage assets, other real estate-related securities and financial assets. We primarily invest in, finance and manage non-Agency RMBS and Agency RMBS. Our strategy is to focus on non-Agency RMBS with an emphasis on securities that, when originally issued, were rated in the highest rating category by one or more of the nationally recognized statistical rating organizations, as well as Agency RMBS. We expect over time primarily to purchase performing and re-performing residential whole loans and eventually to evolve our whole loan strategy to include newly originated loans, which will also become a core component of our strategy and a key differentiator of our performance. We will also have the discretion to invest in other real estate-related and financial assets, MSRs, IOs, CMBS and ABS.

        Our income is generated primarily by the net spread between the income we earn on our assets and the cost of our financing and hedging activities. Our objective is to provide attractive risk-adjusted returns to our stockholders, primarily through quarterly distributions and secondarily through capital appreciation.

        We completed our formation transaction and commenced operations on July 29, 2011. The formation transaction involved the exchange by investors in two ZAIS-managed funds of cash and RMBS assets for an aggregate of 3,022,617 shares of our common stock. We received $60.5 million in this transaction, including $8.65 million from the ZAIS Parties and deployed the cash together with additional borrowings to build a diversified portfolio of RMBS assets. As part of the initial formation transactions, we anticipated completing our initial public offering on or prior to August 3, 2012 and viewed our initial public offering as a means for our stockholders to achieve liquidity in their investments. We determined, due to our assessment of market conditions, to delay the initial public offering beyond August 3, 2012. In connection with our delay of the initial public offering, we offered to repurchase shares from our stockholders who desired to achieve liquidity around the time of the original August 3, 2012 time frame. Accordingly, on October 11, 2012, we repurchased 668,525 shares of common stock from our existing stockholders at the per share book value as of July 31, 2012. We have also agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. In October of 2012, we also completed a private placement in which we sold 195,457 shares of common stock and 22,492 OP units at a price per share equal to the per share book value as of August 31, 2012. From the date of the commencement of our operations through September 30, 2012, we have delivered total returns to stockholders that have held our common stock from inception, taking into account both distributions and capital appreciation (measured by increases in our estimated net asset value per share), of 26.9%. For more information on our history, see "The History and Formation of our Company."

        As of September 30, 2012, we held a diversified portfolio of RMBS assets with an estimated fair market value of $163.4 million, consisting primarily of senior tranches of non-Agency RMBS that were originally highly rated but subsequently downgraded, and Agency RMBS collateralized by either fixed rate loans or ARMs. The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity.

        We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011. We are organized in a format pursuant to which we serve as the general partner of, and conduct substantially all of our business through, our Operating Partnership subsidiary, ZAIS Financial Partners, L.P., a Delaware limited partnership. We also expect to operate our business so that we are not required to register as an investment company under the 1940 Act.

Results of Operations

Nine Month Period Ended September 30, 2012

        The following table sets forth certain information regarding our assets at September 30, 2012:

				Gross Unrealized (1)			Weighted Average
	Current Principal Balance	Premium (Discount)	Amortized Cost
(unaudited) (dollars in thousands)				Gains	Losses	Fair Value	Coupon	Yield (2)
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$3,200	$282	$3,482	$—	$(124)	$3,358	2.83%	2.28%
30-year fixed rate mortgage	55,608	2,904	58,512	2,730	—	61,242	3.85	3.53
Non-Agency RMBS
Alternative—A	33,441	(8,240)	25,201	2,342	(55)	27,488	5.60	7.70
Pay option adjustable rate	1,626	(478)	1,148	69	(7)	1,210	1.05	7.84
Prime	70,289	(8,815)	61,474	4,864	—	66,338	5.74	6.57
Subprime	4,582	(934)	3,648	150	(57)	3,741	1.00	7.99

Total assets	$168,746	$(15,281)	$153,465	$10,155	$(243)	$163,377	4.80%	5.57%

(1)
We have elected the fair value option pursuant to ASC 825 for our RMBS. Net change in unrealized gain/loss of $15.9 million are recognized in current period earnings as change in unrealized gain/loss on real estate securities in the consolidated statement of operations.

(2)
Unlevered yield.

     Investment Activity

        RMBS.    During the nine-month period ended September 30, 2012, we acquired Agency RMBS with a principal balance of $21.7 million for $22.5 million and non-Agency RMBS with principal balance of $69.2 million for $60.6 million. During the same period, we sold non-Agency RMBS for $39.6 million in net proceeds and Agency RMBS for $25.2 million in net proceeds, and recognized a net realized loss of $1.1 million. The fair market values of our Agency RMBS and non-Agency RMBS at September 30, 2012 were $64.6 million and $98.8 million, respectively.

        Financing and Other Liabilities.    The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. These agreements are secured by a portion of our Agency RMBS and non-Agency RMBS and bear interest at rates that have historically moved in close relationship to LIBOR. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity.

        The following table presents certain information regarding our repurchase agreements as of September 30, 2012 by remaining maturity and collateral type:

	Agency Securities		Non-Agency Securities
(unaudited) (dollars in thousands)		Weighted Average Rate		Weighted Average Rate
	Balance		Balance
Repurchase agreements maturing within
30 days or less	$61,174	0.45%	$48,955	2.15%
31 - 60 days	—	—	—	—
61 - 90 days	—	—	—	—
Greater than 90 days	—	—	—	—

Total/Weighted average	$61,174	0.45%	$48,955	2.15%

        Derivative Instruments.    As of September 30, 2012, we had outstanding interest rate swap agreements designed to mitigate the effects of increases in interest rates under a portion of our repurchase agreements. These swap agreements provide for us to pay fixed interest rates and receive floating interest rates indexed off of LIBOR, effectively fixing the floating interest rates on $32.6 million of borrowings under our repurchase agreements as of September 30, 2012.

        The following table presents certain information about our interest rate swaps as of September 30, 2012:

(unaudited) (dollars in thousands)	Notional Amount	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Years to Maturity
Swap agreements maturing in
2016	$12,102	1.21%	0.48%	4.0
2017	11,050	1.28	0.48%	4.5
2021	9,448	2.16	0.48%	9.0

Total/Weighted average	$32,600	1.51%	0.48%	5.6

Net Interest Income

        We earned interest income of $7.1 million for the nine-month period ended September 30, 2012, representing interest earned on our assets. We incurred interest expense of $1.0 million for this period related to borrowings from repurchase agreements.

        Interest income is subject to interest rate risk. See "—Quantitative and Qualitative Disclosures about Market Risk," for more information relating to interest rate risk and its impact on our operating results.

Expenses

        Advisory Fee Expense (Related Party).    Pursuant to the terms of the Investment Advisory Agreement, during this period our Advisor was paid an advisory fee equal to 1.5% per annum of our Net Asset Value (as defined in the Investment Advisory Agreement), calculated and payable (in cash) quarterly in arrears. This fee (which was recorded as an advisory fee expense to a related party) totaled $0.7 million for the nine-month period ended September 30, 2012.

        Professional Fees.    We incurred professional fees of $1.2 million for the nine-month period ended September 30, 2012, which are primarily related to legal fees, audit fees, consulting fees and insurance.

     Realized and Unrealized Gain/(Loss)

        During the nine-month period ended September 30, 2012, we sold certain of our RMBS and recognized net loss of $1.1 million. During this period, our change in unrealized gain/loss on our RMBS was $15.9 million primarily due to changes in the fair value of our RMBS.

        We have not designated our interest rate swaps as hedging instruments. As a result, we recorded the change in estimated fair value related to interest rate swaps held during the period in earnings as gain or loss on derivative instruments. Included in gain or loss on derivative instruments are the net swap payments for the derivative instruments.

        We have elected to record the change in estimated fair value related to our RMBS in earnings by electing the fair value option.

        The following amounts related to realized gains and losses as well as changes in estimated fair value of our RMBS portfolio and derivative instruments are included in our unaudited consolidated statement of operations for the nine-month period ended September 30, 2012:

(unaudited)
Other gain/(loss) (dollars in thousands)
Change in unrealized gain/loss on real estate securities	$15,872
Realized loss on real estate securities	(1,097)
Loss on derivative instruments	(1,217)

Total other gain	$13,558

     Series A Preferred Stock

        On January 18, 2012, we completed a private placement of 133 shares of $0.0001 par value 12.5% Series A Cumulative Non-Voting Preferred Stock (or Series A Preferred Stock). The Series A Preferred Stock carries a liquidation preference of $1,000 per share. The holders of the Series A Preferred Stock are entitled to receive cumulative cash dividends at the rate of 12.5% per annum of the liquidation preference. Upon completion of this offering, we plan to redeem the 133 outstanding shares of Series A Preferred Stock for an aggregate redemption price of $146,300, plus any accrued and unpaid dividends. The Series A Preferred Stock is not convertible into shares of any other class or series of stock.

     Subsequent Events

        On October 11, 2012, we completed the closing of a private offering. We sold 195,457 shares of common stock and 22,492 OP Units in reliance on exemptions from the registration requirements of the Securities Act pursuant to Section 4(2) or Regulation S thereof at an offering price of $22.23 per common share or OP Unit, as applicable. Net proceeds from the closing of this offering, after deducting offering expenses, were $4.4 million, which we used to repurchase shares of common stock.

        On October 11, 2012, we repurchased 668,525 shares of common stock for a gross purchase price of $14.2 million and cancelled the shares of common stock. In addition, we agreed to repurchase an additional 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to the per share book value per share as of December 31, 2012. We retain the right to repurchase such shares at an earlier date if such repurchase would not cause us to fail to qualify as a REIT for the 2012 taxable year.

        On October 22, 2012, we declared a dividend in respect of the second quarter of 2012 of $0.89 per share of common stock and OP units, payable to stockholders and OP unit holders of record on October 22, 2012, which was paid on October 29, 2012.

Period from July 29, 2011 (the Date of our Inception) to December 31, 2011

        The following table sets forth certain information regarding our assets at December 31, 2011:

				Gross Unrealized (1)			Weighted Average
	Current Principal Balance	Premium (Discount)	Amortized Cost			Fair Value
(unaudited) (dollars in thousands)				Gains	Losses		Coupon	Yield
Real estate securities:
Agency RMBS
30-year adjustable rate mortgage	$12,904	$551	$13,455	$22	$(1)	$13,476	3.16%	2.34%
30-year fixed rate mortgage	52,681	3,116	55,798	384	(159)	56,022	4.20%	3.80%
Non-agency RMBS
Alternative—A/B	51,686	(14,541)	37,145	71	(2,149)	35,067	4.92%	7.88%
Pay option adjustable rate	24,665	(9,993)	14,672	34	(1,915)	12,791	0.84%	7.68%
Prime	24,633	(4,361)	20,271	244	(856)	19,660	4.55%	7.22%
Subprime	20,624	(10,034)	10,590	—	(1,635)	8,955	0.87%	15.04%

Total assets	$187,193	$(35,262)	$151,931	$755	$(6,715)	$145,971	3.76%	6.14%

(1)
We have elected the fair value option pursuant to ASC 825 for its real estate securities.

     Investment Activity

        RMBS.    During the period from July 29, 2011 (the date of our inception) to December 31, 2011, we acquired Agency RMBS with a principal balance of $66.6 million for $70.4 million. During the same period, we acquired non-Agency RMBS with principal balance of $120.1 million for $101.5 million, which includes the non-Agency RMBS we received in connection with our formation transactions. During the same period, we sold non-Agency RMBS for $7.2 million in net proceeds, and recognized a net realized loss of $1.5 million. We did not sell any Agency RMBS during the period from July 29, 2011 (the date of our inception) to December 31, 2011. The fair market values of our Agency RMBS and non-Agency RMBS at December 31, 2011 were $69.5 million and $76.5 million, respectively.

        Financing and Other Liabilities.    As of December 31, 2011, we had 65 repurchase agreements outstanding with one counterparty totaling $97.6 million, which was used to finance Agency RMBS and non-Agency RMBS. This agreement is secured by a portion of our Agency RMBS and non-Agency RMBS and bears interest at rates that have historically moved in close relationship to LIBOR.

        The following table presents certain information regarding our repurchase agreements as of December 31, 2011 by remaining maturity and collateral type:

	Agency Securities		Non-Agency Securities
		Weighted Average Rate		Weighted Average Rate
(dollars in thousands)	Balance		Balance
Repurchase agreements maturing within
30 days or less	$25,733	0.60%	$30,958	2.28%
31 - 60 days	37,475	0.50	—	—
61 - 90 days	3,431	0.50	—	—
Greater than 90 days	—	—	—	—

Total/Weighted average	$66,639	0.54%	$30,958	2.28%

        Derivative Instruments.    As of December 31, 2011, we had outstanding interest rate swap agreements designed to mitigate the effects of increases in interest rates under a portion of our repurchase agreements. These swap agreements provide for us to pay fixed interest rates and receive floating interest rates indexed off of LIBOR, effectively fixing the floating interest rates on $21.6 million of borrowings under our repurchase agreements as of December 31, 2011.

        The following table presents certain information about our interest rate swaps as of December 31, 2011:

			Weighted Average Receive Rate	Weighted Average Years to Maturity
	Notional Amount	Weighted Average Pay Rate
(dollars in thousands)
Swap agreements maturing in
2016	$12,102	1.21%	0.38%	4.7
2021	9,448	2.16	0.38	9.7

Total/Weighted average	$21,550	1.62%	0.38%	6.9

Net Interest Income

        We earned interest income of $3.6 million from July 29, 2011 (the date of our inception) to December 31, 2011, representing interest earned on our assets. We incurred interest expense of $0.3 million for this period related to borrowings from our repurchase agreement.

        Interest income is subject to interest rate risk. See "—Quantitative and Qualitative Disclosures about Market Risk," for more information relating to interest rate risk and its impact on our operating results.

Expenses

        Advisory Fee Expense (Related Party).    Pursuant to the terms of the Investment Advisory Agreement, our Advisor is paid an advisory fee equal to 1.5% per annum of our Net Asset Value (as defined in the Investment Advisory Agreement), calculated and payable (in cash) quarterly in arrears. This fee (which was recorded as an advisory fee expense to a related party) totaled $0.4 million for the period from July 29, 2011 (the date of our inception) to December 31, 2011.

        Professional Fees.    We incurred professional fees of $0.4 million for the period from July 29, 2011 (the date of our inception) to December 31, 2011, which primarily represents consulting fees and insurance.

        General and Administrative Expenses.    We incurred general and administrative expenses of $0.1 million for the period from July 29, 2011 (the date of our inception) to December 31, 2011, which represents accrued excise taxes.

     Realized and Unrealized Gain/(Loss)

        During the period from July 29, 2011 (the date of our inception) to December 31, 2011, we sold certain of our RMBS and recognized net loss of $1.5 million. During this period, our change in unrealized loss on our RMBS was $6.0 million primarily due to changes in the fair value of our RMBS.

        We have not designated our interest rate swaps as hedging instruments. As a result, we recorded the change in estimated fair value related to interest rate swaps held during the period in earnings as gain or loss on derivative instruments. Included in gain or loss on derivative instruments are the net swap payments for the derivative instruments.

        We have elected to record the change in estimated fair value related to our RMBS in earnings by electing the fair value option.

        The following amounts related to realized gains and losses as well as changes in estimated fair value of our RMBS portfolio and derivative instruments are included in our consolidated statement of operations for the period from July 29, 2011 (the date of our inception) to December 31, 2011:

Other gain/(loss) (dollars in thousands)
Change in unrealized loss on real estate securities	$(5,960)
Realized loss on real estate securities	(1,482)
Loss on derivative instruments	(236)

Total other loss	$(7,678)

Factors Impacting Our Operating Results

        We held a diversified portfolio of RMBS assets with a fair market value of $163.4 million as of September 30, 2012, and $146.0 million as of December 31, 2011. For more information about our mix of assets, see "Business—Our Investment Strategy—Our Portfolio." In addition, we anticipate having substantial available borrowing capacity from which we expect to be able to acquire additional assets. Our operating results will be impacted by our actual available borrowing capacity.

        We expect that the results of our operations will also be affected by a number of other factors, including the level of our net interest income, the fair market value of our assets and the supply of, and demand for, the target assets in which we may invest. Our net interest income, which includes the amortization of purchase premiums and accretion of purchase discounts, varies primarily as a result of changes in market interest rates and prepayment speeds, as measured by the Constant Prepayment Rate (or the CPR) on our target assets. Interest rates and prepayment speeds vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results may also be impacted by credit losses in excess of initial anticipations or unanticipated credit events experienced by borrowers whose mortgage loans are held directly by us or included in our non-Agency RMBS or in other assets we may acquire in the future.

     Changes in Fair Value of Our Assets

        Our RMBS are carried at fair value and future mortgage related assets may also be carried at fair value. Accordingly, changes in the fair value of our assets may impact the results of our operations for the period in which such change in value occurs. The expectation of changes in real estate prices is a major determinant of the value of mortgage loans and, therefore, of RMBS. This factor is beyond our control. For additional information relating to the determination of fair value, see "—Determination of Fair Value and Market Value Measurement."

     Changes in Market Interest Rates

        With respect to our business operations, increases in interest rates, in general, may over time cause: (i) the interest expense associated with our borrowings to increase; (ii) the value of our investment portfolio to decline; (iii) coupons on our ARMs and hybrid ARMs (including RMBS secured by such collateral) and on our other floating rate securities to reset, although on a delayed basis, to higher interest rates; (iv) prepayments on our RMBS to slow, thereby slowing the amortization of our purchase premiums and the accretion of our purchase discounts; and (v) the value of our interest rate swap agreements to increase. Conversely, decreases in interest rates, in general, may over time cause: (i) prepayments on our RMBS to increase, thereby accelerating the amortization of our purchase premiums and the accretion of our purchase discounts; (ii) the interest expense associated with our borrowings to decrease; (iii) the value of our investment portfolio to increase; (iv) the value of our interest rate swap agreements to decrease; and (v) coupons on our ARMs and hybrid ARMs (including RMBS secured by such collateral) and on our other floating rate securities to reset, although on a delayed basis, to lower interest rates. As of September 30, 2012 and December 31, 2011, 21.5% and 40.2% of our assets, respectively, as measured by fair market value, consisted of RMBS assets with a variable interest rate component, including ARMs and hybrid ARMs. For more information relating to the composition of our assets, including our variable interest rate assets, see "Business—Our Investment Strategy—Our Portfolio."

     Prepayment Speeds

        Prepayment speeds on residential mortgage loans, and therefore, RMBS vary according to interest rates, the type of investment, conditions in the financial markets, competition, foreclosures and other factors that cannot be predicted with any certainty. In general, when interest rates rise, it is relatively less attractive for borrowers to refinance their mortgage loans and, as a result, prepayment speeds tend to decrease. This can extend the period over which we earn interest income. When interest rates fall, prepayment speeds on residential mortgage loans, and therefore, RMBS tend to increase, thereby decreasing the period over which we earn interest income. Additionally, other factors such as the credit rating of the borrower, the rate of home price appreciation or depreciation, financial market conditions, foreclosures and lender competition, none of which can be predicted with any certainty, may affect prepayment speeds on RMBS. In particular, despite the historically low interest rates, recent severe dislocations in the housing market, including home price depreciation resulting in many borrowers owing more on their mortgage loans than the values of their homes have prevented many such borrowers from refinancing their mortgage loans, which has impacted prepayment rates and the value of RMBS assets. However, mortgage loan modification and refinance programs or future legislative action may make refinancing mortgage loans more accessible or attractive to such borrowers, which could cause the rate of prepayments on RMBS assets to accelerate. For RMBS assets, including some of our RMBS assets, that were purchased or are trading at premium to their par value, higher prepayment rates would adversely affect the value of such assets or cause the holder to incur losses with respect to such assets. For more information related to our assets trading at a premium to their par value as of September 30, 2012, see our asset table set out under "Business—Our Investment Strategy—Our Portfolio."

     Spreads on Non-Guaranteed Mortgage Loans and Securities

        Since the financial crisis that began in 2007, the spread between swap rates and residential mortgage loans and non-Agency RMBS has been volatile. Spreads on these assets initially moved wider due to the difficult credit conditions and have only recovered a portion of that widening. As the prices of securitized assets declined, a number of investors and a number of structured investment vehicles faced margin calls from dealers and were forced to sell assets in order to reduce leverage. The price volatility of these assets also impacted lending terms in the repurchase market, as counterparties raised margin requirements to reflect the more difficult environment. The spread between the yield on our assets and our funding costs is an important factor in the performance of this aspect of our business. Wider spreads imply greater income on new asset purchases but may have a negative impact on our stated book value. Wider spreads generally negatively impact asset prices. In an environment where spreads are widening, counterparties may require additional collateral to secure borrowings which may require us to reduce leverage by selling assets. Conversely, tighter spreads imply lower income on new asset purchases but may have a positive impact on our stated book value. Tighter spreads generally have a positive impact on asset prices. In this case, we may be able to reduce the amount of collateral required to secure borrowings.

     Mortgage Extension Risk

        Our Advisor computes the projected weighted-average life of our investments based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgages. In general, when we acquire a fixed-rate mortgage or hybrid ARM security, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates, because the borrowing costs are fixed for the duration of the fixed-rate portion of the related RMBS.

        However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results of operations, as borrowing costs would no longer be fixed after the end of the hedging instrument while the income earned on the hybrid ARM security would remain fixed. This situation may also cause the fair market value of our hybrid ARM security to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

        In addition, the use of this swap hedging strategy effectively limits increases in our book value in a declining rate environment, due to the effectively fixed nature of our hedged borrowing costs. In an extreme rate decline, prepayment rates on our assets might actually result in certain of our assets being fully paid off while the corresponding swap or other hedge instrument remains outstanding. In such a situation, we may be forced to liquidate the swap or other hedge instrument at a level that causes us to incur a loss.

     Credit Risk

        We are subject to credit risk in connection with our investments. Although we do not expect to encounter credit risk in our Agency RMBS, we do expect to encounter credit risk related to our non-Agency RMBS, whole loans and other target assets we may acquire in the future. Increases in defaults and delinquencies will adversely impact our operating results, while declines in rates of default and delinquencies will improve our operating results from this aspect of our business.

     Size of Investment Portfolio

        The size of our investment portfolio, as measured by the aggregate principal balance of our mortgage related securities and the other assets we own, is also a key revenue driver. Generally, as the size of our investment portfolio grows, the amount of interest income we receive increases. A larger investment portfolio, however, drives increased expenses, as we incur additional interest expense to finance the purchase of our assets.

Critical Accounting Policies and Use of Estimates

        Our financial statements are prepared in accordance with U.S. GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. Our most critical accounting policies involve decisions and assessments that affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements will be based will be reasonable at the time made and based upon information available to us at that time. Our critical accounting policies and accounting estimates may be expanded over time as we fully implement our strategy. Those accounting policies and estimates that we expect to be most critical to an investor's understanding of our financial results and condition are discussed below:

     Real Estate Securities—Fair Value Election

        U.S. GAAP permits entities to choose to measure many financial instruments and certain other items at fair value. We have elected the fair value option for each of our RMBS at the date of purchase, including those contributed in connection with our formation, which permits us to measure these securities at estimated fair value with the change in estimated fair value included as changes in unrealized gain/loss on real estate securities. We believe that the election of the fair value option for our RMBS portfolio more appropriately reflects the results of our operations for a particular reporting period as all securities activities are recorded in a similar manner.

     Determination of Fair Value and Market Value Measurement

        The "Fair Value Measurements and Disclosures" Topic of the Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements under U.S. GAAP. Specifically, this guidance defines fair value based on exit price, or the price that would be received upon the sale of an asset or the transfer of a liability in an orderly transaction between market participants at the measurement date.

        Fair value under U.S. GAAP represents an exit price in the normal course of business, not a forced liquidation price. If we were forced to sell assets in a short period to meet liquidity needs, the prices we receive could be substantially less than their recorded fair values. Furthermore, the analysis of whether it is more likely than not that we will be required to sell securities in an unrealized loss position prior to an expected recovery in value (if any), the amount of such expected required sales, and the projected identification of which securities would be sold is also subject to significant judgment.

        Changes to the valuation methodology will be reviewed by our Advisor to ensure the changes are appropriate. The fair value methodology may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, we anticipate the valuation methods will be appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        We categorize our financial instruments in accordance with U.S. GAAP, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

        Financial assets and liabilities recorded on our consolidated balance sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1	Quoted prices for identical assets or liabilities in an active market.
Level 2	Financial assets and liabilities whose values are based on the following:
• Quoted prices for similar assets or liabilities in active markets.
• Quoted prices for identical or similar assets or liabilities in nonactive markets.
• Pricing models whose inputs are observable for substantially the full term of the asset or liability.
• Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.
Level 3	Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

        We may use valuation techniques consistent with the market and income approaches to measure the fair value of our assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, we maximize the use of observable inputs and minimize the use of unobservable inputs. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires significant judgment and considers factors specific to the investment. We utilize proprietary modeling analysis to support the independent third party broker quotes selected to determine the fair value of investments and derivative instruments.

        The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

     Real Estate Securities

        The fair value of our RMBS considers the underlying characteristics of each security including coupon, maturity date and collateral. We estimate the fair value of our Agency RMBS and non-Agency RMBS based upon a combination of observable prices in active markets, multiple indicative quotes from brokers, and executable bids. In evaluating broker quotes we also consider additional observable market data points including recent observed trading activity for identical and similar securities, back-testing, broker challenges and other interactions with market participants, as well as yield levels generated by model-based valuation techniques. In absence of observable quotes, we utilize model-based valuation techniques that may contain unobservable valuation inputs.

        When available, the fair value of RMBS is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from either broker quotes, observed traded levels or model-based valuation techniques using observable inputs such as benchmark yields or issuer spreads. Our Agency RMBS are valued using the market data described above, which includes inputs determined to be observable or whose significant value drivers are observable. Accordingly, Agency RMBS securities are classified as Level 2 in the fair value hierarchy.

        While our non-Agency RMBS are valued using the same process with similar inputs as the Agency RMBS, a significant amount of inputs are unobservable due to relatively low levels of market activity. The fair value of these securities is typically based on broker quotes or our model-based valuation. Accordingly, our non-Agency RMBS are classified as Level 3 in the fair value hierarchy. Model-based valuation consists primarily of discounted cash flow and yield analyses. Significant model inputs and assumptions include market-implied discount rates, default rates, expected loss severity, weighted average life, collateral composition, borrower characteristics and prepayment rates, and may also include general economic conditions, home price index forecasts, servicing data and other relevant information. Where possible, collateral-related assumptions are determined on an individual loan level.

     Derivative Instruments

        Derivative instruments are valued using counterparty valuations. These valuations are generally based on models with market observable inputs such as interest rates and contractual cash flows, and as such, are classified as Level 2 of the fair value hierarchy. We review these valuations, including consideration of counterparty risk and collateral provisions.

     Interest Income Recognition and Impairment

        Interest income on Agency RMBS is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts associated with Agency RMBS at the time of purchase are amortized into interest income over the life of such securities using the effective yield method and adjusted for actual prepayments in accordance with ASC 310-20 "Nonrefundable Fees and Other Costs" or ASC 325-40 "Beneficial Interests in Securitized Financial Assets," as applicable. Total interest income is recorded as Interest income—real estate securities in the consolidated statement of operations.

        Interest income on the non-Agency RMBS that were purchased at a discount to par value and/or were rated below AA at the time of purchase is recognized based on the effective yield method. The effective yield on these securities is based on the projected cash flows from each security, which are estimated based on our observation of current information and events and include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. On at least a quarterly basis, we review and, if appropriate, make adjustments to our cash flow projections based on input and analysis received from external sources, internal models, and our judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of principal, and prepayments of principal. Therefore, actual maturities of the securities are generally shorter than stated contractual maturities.

        Based on the projected cash flows from our non-Agency RMBS purchased at a discount to par value, a portion of the purchase discount may be designated as credit protection against future credit losses and, therefore, not accreted into interest income. The amount designated as credit discount is determined and may be adjusted over time, based on the actual performance of the security, its underlying collateral, actual and projected cash flow from such collateral, economic conditions and other factors. If the performance of a security with a credit discount is more favorable than forecasted, a portion of the amount designated as credit discount may be accreted into interest income prospectively.

        RMBS are periodically evaluated for other-than-temporary impairment (or OTTI). A security where the fair value is less than amortized cost is considered impaired. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a security has been deemed to be other-than-temporarily impaired, the amount of OTTI is bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statement of operations as a realized loss. The remaining OTTI related to the valuation adjustment is recognized as a component of unrealized loss in the consolidated statement of operations. Realized gains and losses on sale of RMBS are determined using the specific identification method. RMBS transactions are recorded on the trade date.

     Repurchase Agreements

        The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity. Repurchase agreements are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Repurchase agreements are recorded on trade date at the contract amount.

        We pledge cash and certain of our securities as collateral under these repurchase arrangements. The amounts available to be borrowed are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance and real estate industries. In response to declines in fair value of pledged securities, the lenders may require us to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as margin calls. As of September 30, 2012, we met all margin call requirements.

     Derivatives and Hedging Activities

        We account for our derivative financial instruments in accordance with derivative accounting guidance, which requires an entity to recognize all derivatives as either assets or liabilities on its balance sheet and to measure those instruments at fair value. We have not designated any of our derivative contracts as hedging instruments for accounting purposes. As a result, changes in the fair value of derivatives are recorded through current period earnings.

        Our derivative contracts contain provisions that allow for netting or setting off of all individual swap receivables and payables with the counterparty and, therefore, the fair value of those swap contracts are netted. The credit support annex provisions of our interest rate swap contracts allow the parties to mitigate their credit risk by requiring the party which is out of the money to post collateral. At September 30, 2012, all collateral provided under these contracts consists of cash collateral.

     Loans Held-for-Investment

        Loans, which we may acquire, may be classified as held-for-investment based upon management's intent and ability to hold the loans for the foreseeable future or may be elected to be accounted for under the fair value option of accounting. Loans held-for-investment will be recorded at amortized cost, or the outstanding unpaid principal balance of the loan, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. Net deferred loan fees and origination and acquisition costs will be recognized in interest income over the loan term as a yield adjustment using the interest method or a method that approximates a level rate of return over the loan term. The accounting guidance provides for the recognition of an allowance for loan losses for groups of homogeneous loans. We will record a reserve for loan losses reflecting management's estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan losses will be management's best estimate of probable credit losses inherent in the loan portfolio at the balance sheet date. We will record a reserve for performing loans when (i) available information as of each balance sheet date indicates that it is probable a loss has occurred in the portfolio and (ii) the amount of the loss can be reasonably estimated. The reserve will be decreased by charge offs when losses are confirmed.

        We may also purchase loans held-for-investment at a discount to face value where there has been a deterioration in credit quality since origination and, at the acquisition date, we expect to collect less than the contractual amounts due under the terms of the loan based, at least in part, on our assessment of the credit quality of the borrower. Loans acquired in a transfer will be initially measured at fair value (in the aggregate, presumptively the price paid or advanced to the borrower if originated by us).

     Interest Income—Loans Held-For-Investment

        We expect that interest income on performing held-for-investment mortgage loans, which we may acquire, will be accrued based on the actual coupon rate and the outstanding principal balance of such assets without estimating prepayments. Premiums and discounts will be amortized or accreted into interest income over the lives of the assets using the effective yield method, as adjusted for actual prepayments. Actual prepayments accelerate the rate at which premiums and discounts are amortized or accreted into interest income in order to maintain the original effective interest rate, based on contractual cash flows.

        We will place mortgage loans on nonaccrual status when any portion of principal or interest is more than 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a mortgage loan is placed on nonaccrual status, we will reverse the accrual for unpaid interest and will not recognize interest income until the cash is received or the mortgage loan returns to accrual status. A mortgage loan may be returned to accrual status when all delinquent principal and interest payments are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met by the borrower.

     Interest Income—Loans Held-For-Investment with Deteriorated Credit Quality

        For whole loans purchased that show evidence of a deterioration in credit quality since origination where it is probable we will not collect all contractual cash flows, we will apply the guidance which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from our initial investment in loans or debt securities (loans) acquired in a transfer. The yield that may be accreted (accretable yield) will be limited to the excess of our initial estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over our initial investment in the loan. Interest income will be recognized using the accretable yield on a level-yield basis over the life of the loan as long as cash flows can be reasonably estimated. On a quarterly basis, we update our estimate of the cash flows expected to be collected. The excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) will not be recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent significant increases in cash flows expected to be collected generally will be recognized first to reduce any previously recorded allowance and any remaining increase will be recognized prospectively through adjustment of the loan's accretable yield over its remaining life. The amount of interest income to be recognized cannot result in a carrying amount that exceeds the payoff amount of the loan. Decreases in cash flows expected to be collected will be recognized as an impairment when it is probable that we will no longer be able to collect all amounts estimated to be collected at the time of acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition and recognized in prior periods.

     Loan Impairment

        Loans classified as held-for-investment will be evaluated for impairment on a quarterly basis. Loans held-for-investment will be considered impaired when (i) it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan or, (ii) for loans acquired at a discount to face value, when it is probable that we will no longer be able to collect all amounts estimated to be collected at the time of acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition and recognized in prior periods. Impairment will be measured by comparing the recorded amount of the loan to the present value of expected future cash flows discounted at the loan's effective rate, or at the loan's market price or the fair value of the collateral, if the loan is collateral dependent. Upon measurement of impairment, we will record an allowance to reduce the carrying value of the loan and record a corresponding charge to net income. Significant judgments will be required in determining impairment, including estimating future cash flows, making assumptions regarding the value of the loan, the value of the underlying collateral and other provisions such as guarantees.

        A loan is also considered impaired if its terms are modified in a troubled debt restructuring (or TDR). A TDR occurs when a company grants a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

     Loans Held-for-Sale

        Loans classified as held-for-sale will be recorded at the lower of amortized cost and fair value. We will determine fair value of loans held-for-sale by using current secondary market information for loans with similar terms and credit quality. If current secondary market information is not available, we will consider other factors in estimating fair value, including modeled valuations using assumptions management believes a reasonable market participant would use in valuing similar assets (assumptions may include loss rates, prepayment rates, interest rates and credit spreads). If fair value is lower than the amortized cost basis of a loan classified as held-for-sale, we will record a valuation allowance to write the loan down to fair value, with a corresponding charge to net income.

     Interest Income—Loans Held-For-Sale

        Interest income on loans held-for-sale is accrued and recognized based on the contractual rate of interest. Purchase price discounts or premiums are an adjustment to the basis of the loan and are deferred until the related loan is sold. We do not apply reserves to these loans as they are recognized at the lower of cost or fair value.

     Securitizations

        We may periodically enter into transactions in which we sell financial assets, such as RMBS, CMBS, residential mortgage loans and other assets or we may securitize mortgage loans we hold if such financing is available. These transactions will be accounted for as either a sale and the assets will be removed from our balance sheet or as a financing and will be classified as securitized assets on our balance sheet, depending upon the structure of the securitization transaction. The accounting guidance is complex and may require us to exercise significant judgment in determining whether a transaction should be recorded as a sale or a financing.

        To the extent such transfers qualify as sales to non-consolidated entities, gains and losses on such transactions will be recognized based on a financial components approach that focuses on control. Under this approach, after a transfer of financial assets that meets the criteria for treatment as a sale to a non-consolidated entity—legal isolation, ability of transferee to pledge or exchange the transferred assets without constraint, and transferred control—an entity recognizes the financial and servicing assets it acquired or retained and the liabilities it has incurred, derecognizes financial assets it has sold, and derecognizes liabilities when extinguished. We will determine the gain or loss by allocating the carrying value between securities or loans sold and the interests retained based on their fair values. The gain or loss on sale is the difference between the cash proceeds from the sale and the amount allocated to the securities or loans sold.

        Upon a transfer of financial assets, we will sometimes retain or acquire senior or subordinated interests in securitization entities created in connection with the sale. Such securitization entities will be evaluated to determine whether they should be consolidated. Generally, a securitization entity will be consolidated by the party that has the power to direct matters that most significantly impact the activities of the entity and has an obligation to absorb losses or a right to receive benefits of the entity that could potentially be significant to the entity. This overall consolidation assessment includes a review of, among other factors, which interests create or absorb variability, contractual terms, key decision making powers, their impact on the vehicle's economic performance, and related party relationships both at inception and on an ongoing basis.

     Income Taxes

        We have elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2011. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, we will not be subject to federal income tax on our taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

     Accounting Standards Applicable To Emerging Growth Companies

        The JOBS Act contains provisions that relax certain requirements for "emerging growth companies," which includes us. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (i) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (ii) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (iii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, or (iv) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise. We have irrevocably opted-out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not "emerging growth companies."

Recent Accounting Pronouncements

        In December 2011, FASB issued ASU No. 2011-11: Disclosures about Offsetting Assets and Liabilities (or ASU 2011-11) which requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendment requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods and is to be applied retrospectively for all comparative periods presented. We do not believe the adoption of ASU 2011-11 will have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

        Liquidity is a measure of our ability to turn non-cash assets into cash and to meet potential cash requirements. We use significant cash to purchase securities, pay dividends, repay principal and interest on our borrowings, fund our operations and meet other general business needs. Our primary sources of liquidity of our existing cash balances, borrowings under our repurchase agreements, the net proceeds of this offering (as well as future offerings of equity and debt securities) and net cash provided by operating activities, private funding sources, including other borrowings structured as repurchase agreements, securitizations, term financings and derivative contracts, and future issuances of common equity, preferred equity, convertible securities, trust preferred and/or debt securities. We do not currently have any committed borrowing capacity, other than pursuant to the repurchase agreements discussed below.

        The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity.

        As of September 30, 2012, we had a total of $137.5 million in fair market value of RMBS pledged against our repurchase agreement borrowings.

        Under repurchase agreements, we may be required to pledge additional assets to our repurchase agreement counterparties (lenders) in the event that the estimated fair value of the existing pledged collateral under such agreements declines and such lenders demand additional collateral which may take the form of additional securities or cash. Generally, our repurchase agreements contain a LIBOR-based financing rate, term and haircuts depending on the types of collateral and the counterparties involved. If the estimated fair value of the investment securities increases due to changes in market interest rates or market factors, lenders may release collateral back to us. Specifically, margin calls may result from a decline in the value of the investments securing our repurchase agreements, prepayments on the mortgages securing such investments and from changes in the estimated fair value of such investments generally due to principal reduction of such investments from scheduled amortization and resulting from changes in market interest rates and other market factors. Counterparties also may choose to increase haircuts based on credit evaluations of our company and/or the performance of the bonds in question. The recent disruptions in the financial and credit markets have resulted in increased volatility in these levels, and this volatility could persist as market conditions continue to change rapidly. Should prepayment speeds on the mortgages underlying our investments or market interest rates suddenly increase, margin calls on our repurchase agreements could result, causing an adverse change in our liquidity position. To date, we have satisfied all of our margin calls and have never sold assets in response to any margin call under our repurchase agreement borrowings.

        Our borrowings under repurchase agreements are renewable at the discretion of our lenders and, as such, our ability to roll-over such borrowings is not guaranteed. The terms of the repurchase transaction borrowings under our repurchase agreements generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association, or SIFMA, as to repayment, margin requirements and the segregation of all securities we have initially sold under the repurchase transaction. In addition, each lender typically requires that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions, which differ by lender, may include changes to the margin maintenance requirements, required haircuts, and purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default and setoff provisions.

        We maintain cash, unpledged Agency RMBS and non-Agency RMBS (which may be subject to various haircuts if pledged as collateral to meet margin requirements) and collateral in excess of margin requirements held by our counterparties (or, collectively, our Cushion) to meet routine margin calls and protect against unforeseen reductions in our borrowing capabilities. Our ability to meet future margin calls will be impacted by our Cushion, which varies based on the fair market value of our securities, our cash position and margin requirements. Our cash position fluctuates based on the timing of our operating, investing and financing activities and is managed based on our anticipated cash needs. As of September 30, 2012, we had a Cushion of $26.5 million.

        As of September 30, 2012, we had a total of $3.1 million of restricted cash pledged against our swaps and repurchase agreements. We have agreed to repurchase 515,035 shares of our common stock held by one of our institutional stockholders in January 2013 at a purchase price per share equal to our book value as of December 31, 2012, which, in the absence of an additional private placement of shares of our common stock or OP units that will offset this repurchase, will reduce our book value and our available liquidity by an estimated $                           (based on an assumed purchase price of $          per share which is our book value per share as of October 31, 2012).

        We believe these identified sources of liquidity will be adequate for purposes of meeting our short-term (within one year) liquidity and long-term liquidity needs. However, our ability to meet our long-term liquidity and capital resource requirements may require additional financing. Our short-term and long-term liquidity needs include funding future investments, operating costs and distributions to our stockholders and OP unit holders.

        To qualify as a REIT, we must distribute annually at least 90% of our net taxable income. These distribution requirements limit our ability to retain earnings and thereby replenish or increase capital for operations. For more information, see "Distribution Policy."

     Cash Generated from Operating Activities

        Our operating activities provided net cash of $2.9 million for the nine-month period ended September 30, 2012. The cash provided by operating activities is primarily a result of income earned on our assets.

        Our operating activities provided net cash of $1.5 million for the period from July 29, 2011 (the date of our inception) to December 31, 2011. The cash provided by operating activities is primarily a result of income earned on our assets.

     Cash Used in Investing Activities

        Our investing activities used net cash of $3.3 million for the nine-month period ended September 30, 2012. During the nine-month period ended September 30, 2012, we utilized cash to purchase $83.1 million in RMBS and increased restricted cash by $1.4 million in connection with swap agreements, which was offset by proceeds from the sale of real estate securities of $64.8 million and principal repayments on real estate securities of $16.5 million.

        Our investing activities used net cash of $95.8 million for the period from July 29, 2011 (the date of our inception) to December 31, 2011. During the period from July 29, 2011 (the date of our inception) to December 31, 2011, we utilized cash to purchase $107.2 million in RMBS, and $1.7 million became restricted cash in connection with swap agreements, which was offset by proceeds from the sale of real estate securities of $7.2 million and principal repayments of $5.7 million.

     Cash Generated from Financing Activities

        Our financing activities provided cash of $9.4 million for the nine-month period ended September 30, 2012, which was primarily a result of borrowings from repurchase agreements of $61.9 million, partially offset by repayments of repurchase agreements of $49.4 million and dividend payments of $3.3 million.

        Our financing activities provided cash of $100.6 million from the period from July 29, 2011 (the date of our inception) to December 31, 2011, which was primarily a result of borrowings from repurchase agreements of $108.0 million and cash received pursuant to our formation transactions of $3.0 million, which were partially offset by repayments of purchase agreements of $10.4 million.

Contractual Obligations

        We have entered into an Investment Advisory Agreement with our Advisor. Our Advisor is entitled to receive a quarterly advisory fee and the reimbursement of certain expenses;

however, those obligations do not have fixed and determinable payments. See "Our Advisor and the Investment Advisory Agreement—Advisory Fees, Expense Reimbursements and Termination Fee." Additionally, as discussed above under "—Liquidity and Capital Resources," the borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity. These borrowings were all due within one year. For more information relating to our borrowings, see "Business—Our Financing Strategy."

        On October 11, 2012, we repurchased 668,525 shares of common stock from our existing stockholders for $14.2 million at a purchase price per share of $21.21 per share which was equal to the per share book value as of July 31, 2012.

        We have agreed to repurchase 515,035 shares of our common stock held by one of our institutional stockholders in January 2013 at a purchase price per share equal to the per share book value as of December 31, 2012, which, in the absence of an additional private placement of shares of our common stock or OP units that will offset this repurchase, will reduce our book value and our available liquidity by an estimated $                           (based on an assumed purchase price of $          per share which is equal to the per share book value as of October 31, 2012).

Off-Balance Sheet Arrangements

        As of the date of this prospectus, we had no off-balance sheet arrangements.

Inflation

        Virtually all of our assets and liabilities are and will be interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with U.S. GAAP and our activities and balance sheet shall be measured with reference to historical cost and/or fair market value without considering inflation.

Quantitative and Qualitative Disclosures about Market Risk

        The primary components of our market risk are related to interest rate risk, prepayment risk, credit risk and fair market value risk. While we do not seek to avoid risk completely, we believe that risk can be quantified from historical experience and we will seek to actively manage that risk, to earn sufficient compensation to justify taking risk and to maintain capital levels consistent with the risks we undertake.

     Interest Rate Risk

        Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

        We are subject to interest rate risk in connection with any floating or inverse floating rate investments and our repurchase agreements. Our repurchase agreements may be of limited duration and are periodically refinanced at current market rates. We intend to manage this risk using interest rate derivative contracts. These instruments are intended to serve as a hedge against future interest rate increases on our borrowings.

        We primarily assess our interest rate risk by estimating and managing the duration of our assets relative to the duration of our liabilities. Duration measures the change in the fair market value of an asset based on a change in an interest rate. We generally calculate duration using various financial models and empirical data. Different models and methodologies can produce different duration numbers for the same securities.

        The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity. At September 30, 2012, we also had interest rate swaps with an outstanding notional amount of $32.6 million, resulting in variable rate debt of $77.5 million. A 50 basis point increase in LIBOR would increase the quarterly interest expense related to the $77.5 million in variable rate debt by $0.1 million. Such hypothetical impact of interest rates on our variable rate debt does not consider the effect of any change in overall economic activity that could occur in a rising interest rate environment. Further, in the event of such a change in interest rates, we may take actions to further mitigate our exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

     Net Interest Income

        Our operating results will depend in large part on differences between the income from our investments and our borrowing costs. Most of our repurchase agreements provide financing based on a floating rate of interest calculated on a fixed spread over LIBOR. During periods of rising interest rates, the borrowing costs associated with our investments tend to increase while the income earned on our fixed interest rate investments may remain substantially unchanged. This will result in a narrowing of the net interest spread between the related assets and borrowings and may result in losses.

        Hedging techniques are partly based on assumed levels of prepayments of our RMBS. If prepayments are slower or faster than assumed the effectiveness of any hedging strategies we use will be reduced and may cause losses on such transactions. Hedging strategies involving the use of derivative securities are complex and may produce volatile returns. For more information, see "Business—Our Hedging Strategy."

     Fair Value

        Changes in interest rates may also have an impact on the fair market value of the assets we acquire. For more information, see "—Factors Impacting Our Operating Results—Changes in Fair Value of Our Assets."

     Prepayment Risk

        As we receive prepayments of principal on our investments, premiums paid on such investments will be amortized against interest income. In general, an increase in prepayment rates will accelerate the amortization of purchase premiums, thereby reducing the interest income earned on the investments. Conversely, discounts on such investments are accreted into interest income. In general, an increase in prepayment rates will accelerate the accretion of purchase discounts, thereby increasing the interest income earned on the investments.

     Credit Risk

        We are subject to credit risk in connection with our investments. Although we do not expect to encounter credit risk in our Agency RMBS, we do expect to encounter credit risk related to our non-Agency RMBS and other target assets we may acquire in the future. We anticipate that a portion of our assets will be comprised of residential mortgage loans that are unrated. The credit risk related to these investments pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is granted or renewed and periodically reviewed throughout the loan or security term. We believe that residual loan credit quality is primarily determined by the borrowers' credit profiles and loan characteristics.

     Extension Risk

        If prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results from operations, as borrowing costs would no longer be fixed after the end of the hedging instrument, while the income earned on the hybrid adjustable-rate assets would remain fixed. This situation may also cause the fair market value of our hybrid adjustable-rate assets to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

     Fair Market Value Risk

        We intend to elect the fair value option of accounting on most of our securities investments and account for them at their estimated fair value with unrealized gains and losses included in earnings pursuant to accounting guidance. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase.

     Risk Management

        To the extent consistent with maintaining our REIT qualification, we may seek to manage our risk to protect our stockholders' equity from adverse changes in the fair market value of our investment portfolio and our net interest income from the impact of changing interest rates and prepayment rates. When our Advisor deems appropriate we may incorporate a variety of risk management techniques, including the following:

  •
  asset selection focused on target assets with superior value relative to the risks as determined by the investment team, monitoring and adjusting, if necessary, the duration and cash flows of our assets relative to our liabilities using interest rate derivatives, including swaps, caps, options, and forward sales to adjust the interest rate sensitivity of our target assets and our borrowings; and

  •
  attempting to structure our financing agreements to have a range of different counterparties, maturities, terms, and interest rate adjustment periods.

BUSINESS

General

        We are a Maryland corporation that invests in, finances and manages a diversified portfolio of residential mortgage assets, other real estate-related securities and financial assets. We primarily invest in, finance and manage non-Agency RMBS and Agency RMBS. Our strategy is to focus on non-Agency RMBS with an emphasis on securities that, when originally issued, were rated in the highest rating category by one or more of the nationally recognized statistical rating organizations, as well as Agency RMBS. We expect over time primarily to purchase performing and re-performing residential whole loans and eventually to evolve our whole loan strategy to include newly originated loans, which will also become a core component of our strategy and a key differentiator of our performance. We will also have the discretion to invest in other real estate-related and financial assets, MSRs, IOs, CMBS and ABS.

        Our income is generated primarily by the net spread between the income we earn on our assets and the cost of our financing and hedging activities. Our objective is to provide attractive risk-adjusted returns to our stockholders, primarily through quarterly distributions and secondarily through capital appreciation.

        We completed our formation transaction and commenced operations on July 29, 2011. The formation transaction involved the exchange by investors in two ZAIS-managed funds of cash and RMBS assets for an aggregate of 3,022,617 shares of our common stock. We received $60.5 million in this transaction, including $8.65 million from the ZAIS Parties and deployed the cash together with additional borrowings to build a diversified portfolio of RMBS assets. As part of the initial formation transactions, we anticipated completing our initial public offering on or prior to August 3, 2012 and viewed our initial public offering as a means for our stockholders to achieve liquidity in their investments. We determined, due to our assessment of market conditions, to delay the initial public offering beyond August 3, 2012. In connection with our delay of the initial public offering, we offered to repurchase shares from our stockholders who desired to achieve liquidity around the time of the original August 3, 2012 time frame. Accordingly, on October 11, 2012, we repurchased 668,525 shares of common stock from our existing stockholders at the per share book value as of July 31, 2012. We have also agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to the per share book value as of December 31, 2012. In October of 2012, we also completed a private placement in which we sold 195,457 shares of common stock and 22,492 OP units at a price per share equal to the per share book value as of August 31, 2012. From the date of the commencement of our operations through September 30, 2012, we have delivered total returns to stockholders that have held our common stock from inception, taking into account both distributions and capital appreciation (measured by increases in our estimated net asset value per share), of 26.9%. For more information on our history, see "The History and Formation of our Company."

        As of September 30, 2012, we held a diversified portfolio of RMBS assets with an estimated fair market value of $163.4 million, consisting primarily of senior tranches of non-Agency RMBS that were originally highly rated but subsequently downgraded, and Agency RMBS collateralized by either fixed rate loans ARMs. The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity.

        We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011. We are organized in an UpREIT format pursuant to which we serve as the general partner of, and conduct substantially all of our business through, our Operating Partnership subsidiary, ZAIS Financial Partners, L.P., a Delaware limited partnership. We also expect to operate our business so that we are not required to register as an investment company under the 1940 Act.

Current Market Opportunities

     Residential Mortgage Market Opportunities

        While U.S. financial markets have recovered significantly since the financial crisis that began in 2007, much of the residential mortgage market remains under a great deal of distress. The unprecedented liquidity injections into the U.S. financial system have restored stability in the financial sector and supported the flow of capital and credit into the broader economy. At the same time, the U.S. housing market recovery remains tepid, and bank holdings of delinquent mortgage loans remain high. We believe that the slow resolution of mortgage foreclosures has constrained the volume of distressed home sales and may have provided a floor to home prices. Continued high levels of "shadow inventory" will likely increase the volume of distressed sales in the future and slow the pace of recovery. While yield levels in the RMBS market have recovered from the depths of the financial crisis, we believe the volatility of expected credit performance across the RMBS market presents many opportunities based on individual sector and security selection. In addition, we expect the opportunity to acquire mortgage loans from legacy portfolios to continue for some time as economic weakness persists and a recovery in the housing sector is slow to emerge.

     Reduced Exposure of Banks and Traditional Lenders

        Despite generally higher capital levels, many financial institutions continue to reduce their exposure to residential mortgage-related assets including whole loans and MSRs. This is, in part, because the servicing of legacy loan portfolios has become a significant operational risk and resource drain for banks and regulatory changes related to capital requirements have made it more costly for traditional lenders, such as banks, to hold MSRs on their balance sheets. Additionally, we believe that the state of the housing market along with subsequent legislative and regulatory initiatives have permanently altered the mortgage landscape. Banks and traditional lenders face ongoing uncertainties related to the Dodd-Frank Act and other such legislative initiatives. In particular, the Dodd-Frank Act seeks to reform the mortgage-backed securities market by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and it also imposes significant regulatory restrictions on the origination and securitization of residential mortgage loans. We believe that the requirements imposed by the Dodd-Frank Act and other such legislative initiatives have had an effect on the willingness of some banks and traditional lenders to participate in mortgage loan origination on terms attractive to borrowers, which should lead to attractive risk-adjusted return opportunities for us.

     Opportunities Created by Housing Finance Reform

        We believe the U.S. housing finance system will evolve at an increasingly rapid pace in the coming years. Currently, the primary mortgage market is being supported by the government's deep involvement through its receivership relationship with Fannie Mae and

Freddie Mac, and an indirect subsidization of the FHA. The housing finance reform report issued by the U.S. Department of Treasury and the Department of Housing and Urban Development in February 2011 indicates an intent to reduce the government's role in the residential mortgage market from current levels. The options outlined in the report all share a common objective of significantly increasing the role of private sector capital in bearing credit risk in the residential mortgage market. The October 2011 proposal by the Obama administration to have Fannie Mae and Freddie Mac sell tranches of RMBS that would not carry such entities' guaranty is another example of this trend. It is not yet possible to determine whether or when any of such proposals may be enacted, what form any final legislation or policies might take and how proposals, legislation or policies emanating from this report may impact our business, operations and financial condition. We expect this process of privatizing mortgage credit risk will create attractive investment opportunities consistent with our investment objectives. We believe ZAIS's capabilities in evaluating, acquiring and risk managing residential mortgage whole loans will provide us with an important advantage as this new market opportunity evolves.

     Credit Constraints and Mortgage Gap

        Since 2008, credit availability in the residential mortgage market has been highly constrained, despite the Federal Reserve's monetary policies and other efforts to maintain short term interest rates at relatively low levels. Large segments of potential borrowers have limited access to credit due to tightening credit standards for loans eligible for Fannie Mae, Freddie Mac, or FHA programs. As a result, the average FICO credit scores of borrowers obtaining mortgages eligible for Agency RMBS or for the FHA pools significantly increased since the onset of the financial crisis in 2007. Additionally, non-agency origination programs have contracted significantly, with mortgages eligible for Agency RMBS or FHA pools representing the vast majority of new originations. Many of these changes may be warranted. For example, "low documentation loans," which refer to loans in which the underlying documentation or application process requires little information with respect to the employment, income or assets of the proposed borrower, as a percentage of all mortgage loans originated, fell sharply beginning in 2008 and these types of mortgages are, for the most part, no longer being originated. However, the impact of the mortgage crisis has gone beyond just increasing the requisite credit standards of lenders, as it has, in our view, created a mortgage gap for many qualified borrowers. We believe that credit availability in the residential mortgage market will remain highly constrained over the next several years, which will present an opportunity for new providers of mortgage credit to emerge as the government's share of mortgage origination declines.

     ZAIS's Investment Platform

        We believe that ZAIS's investment platform is well positioned to take advantage of the current investment environment. ZAIS currently invests in both residential mortgage loans and RMBS, which allows it to seek risk-adjusted returns regardless of the investment form. We believe that ZAIS's capability to model, analyze, diligence, acquire, structure and manage risk across both residential mortgage loans and RMBS is an important part of our value proposition. As market conditions change over time, ZAIS intends to adjust its strategy by shifting its asset allocations across our target asset classes to take advantage of changes in interest rates and credit spreads as well as economic and credit conditions. Furthermore, the robustness of ZAIS's credit modeling and analytics framework is enhanced by its access to various loan level data. ZAIS's existing loan platform has servicing oversight and asset management capabilities at the individual loan level that we believe will enable us to acquire and manage loan risk prudently. ZAIS's existing loan platform, and corresponding relationships, also provides a sourcing advantage for acquiring risk in unsecuritized assets such as mortgage loans and MSRs. For more information, see "—General."

Our Advisor

        We are externally managed and advised by our Advisor, a subsidiary of ZAIS, pursuant to an Investment Advisory Agreement. Our Advisor has entered into a shared facilities and services agreement with ZAIS, pursuant to which ZAIS provides our Advisor with the personnel, systems and services needed to run our business. Our Advisor may, without our consent, assign the Investment Advisory Agreement to a majority-owned and controlled affiliate of ZAIS. It is expected that, in the event of such an assignment, ZAIS employees will support the affiliate in providing services to us.

        ZAIS was established in 1997 as a Delaware limited liability company and is an SEC registered investment adviser specializing in structured credit, including residential whole loans, RMBS and ABS. As of September 30, 2012, ZAIS estimates that it had approximately $5.5 billion of assets under management (comprised of the net asset value of ZAIS-managed funds, and the aggregate principal balance of CDO vehicles and other entities, which do not mark their securities to fair market value under U.S. GAAP) and has built long-term relationships with a global investor base, including public and private pension funds, endowment/foundations, insurance companies, family offices, fund of funds, sovereign wealth funds and investment advisors. As of September 30, 2012, ZAIS's team included 123 professionals in the United States, Europe and Asia.

        ZAIS has been an active investor across the structured finance and credit markets since 1997. ZAIS established its first strategy dedicated exclusively to the mortgage sector in 2006 with the formation of the Scepticus Funds. The Scepticus Funds consisted of predominantly short investments and sought to capitalize by selectively shorting credits that were structurally inferior based on certain collateral. In 2006, ZAIS formed the Matrix V Funds, which are primarily focused on investing in collateral loan obligations, CDOs and RMBS assets, including subordinate and distressed credits. Beginning in late 2007, ZAIS formed the Matrix VI Funds and certain dedicated Managed Accounts, which deployed a long only, unlevered strategy seeking to capitalize on the market dislocation and leverage unwind in the mortgage securities sector. In August 2008, ZAIS formed the SerVertis Fund which is focused on acquiring distressed residential loan portfolios (whether through loan acquisitions or structured securities backed by residential loans) and controlling the loans by utilizing the mortgage servicing and collections platform of a mortgage servicer with which ZAIS has formed a strategic relationship. In 2012, ZAIS formed the ZAIS Mortgage Securities Fund and the Inari Fund. Additionally, in 2012, ZAIS entered into an investment advisory agreement to serve as the investment advisor to the Cayman Portfolio Fund. ZAIS serves as the investment advisor to each of these funds, which deploy predominantly long strategies focused on opportunities in the RMBS sector and, in some instances, utilize explicit leverage and utilize derivative financial instruments to mitigate mark-to-market risk on the predominantly long positions held by each fund.

        In addition to RMBS and residential mortgage loan focused funds, in 2003, ZAIS established the ZAIS Opportunity Fund with a focus on investing in various structured finance securities, including a permitted investment in certain of our target assets. Unlike the Matrix Funds and the SerVertis Fund, the ZAIS Opportunity Fund has no defined reinvestment period and the ability to accept new subscriptions of capital. Accordingly, we may compete with the ZAIS Opportunity Fund for both our target assets and for ZAIS's resources. ZAIS has also served as the collateral manager of a number of CDO vehicles, some of which encountered events of default as a result of ratings downgrades during the recent financial crisis.

        Our Advisor provides us with valuable market insights, through ZAIS's research and surveillance capabilities. ZAIS possesses a comprehensive analytics and data infrastructure, credit modeling, loan and securities valuation, loan data management and servicing oversight capabilities, as well as significant structuring and securitization experience. We also benefit from ZAIS's operational support in areas such as finance and accounting, administration, compliance, investor relations, trade execution, securities valuation, risk management and information technology in connection with the performance of its duties.

        Pursuant to the terms of its Investment Advisory Agreement with us, and its shared facilities and services agreement with ZAIS, our Advisor and its affiliates provide us with our management team, including our chief executive officer and chief financial officer, along with appropriate support personnel. Each of our officers and directors is also an employee of ZAIS or its affiliates. We do not have any employees. Our Advisor and its affiliates are not obligated to dedicate any of their respective employees exclusively to us, nor are our Advisor, its affiliates or any of their employees obligated to dedicate any specific portion of its or their time to our business. Our Advisor is at all times subject to the supervision and oversight of our Board.

Our Competitive Advantages

     Significant Experience of ZAIS

        Founded in 1997, ZAIS focuses on alternative investment strategies in the credit markets. ZAIS has been an active investor in residential mortgage loans, non-Agency RMBS and ABS. Additionally, ZAIS's senior management team has previous experience investing in a wide array of other asset classes, including Agency RMBS and MSRs. As the mortgage market deteriorated in 2007, ZAIS began to raise capital to invest in distressed residential mortgage securities and loans. Since September 2007, ZAIS attracted approximately $2.6 billion (through September 30, 2012) in capital commitments from investors for distressed mortgage investment mandates. ZAIS has built long-term relationships with a global investor base, including public and private pension funds, endowment/foundations, insurance companies, family offices, fund of funds, sovereign wealth funds and investment advisors. ZAIS manages assets using a range of strategies and investment vehicles, including private equity-style funds, hedge funds and separately managed accounts. Most recently, ZAIS has established managed accounts on behalf of individual investors that focus on opportunities in the RMBS sector and, in some instances, utilize derivative financial instruments to hedge against changes in the fair value of RMBS in periods of general market risk aversion. We believe that ZAIS's senior management team, which has a long track record and broad experience in managing mortgage loan and RMBS assets through a variety of credit and interest rate environments, will provide us with a competitive advantage. For a description of ZAIS's historical performance, see "Our Advisor And The Investment Advisory Agreement—Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS."

     Whole Loan Investment Platform

        We believe ZAIS's capabilities in managing residential whole loan investments will provide us with a competitive advantage in acquiring loans that offer relative value advantages to non-Agency RMBS assets backed by similar loan collateral. In addition, ZAIS's whole loan investment capabilities will provide us with the capability to invest in newly originated loans as the mortgage market is restructured to significantly increase the role of private sector capital in bearing mortgage credit risk. See "—Current Market Opportunities." Since inception through September 30, 2012, the SerVertis Fund, which is managed by ZAIS, has purchased 9,374 loans, totaling $2.2 billion in unpaid principal balance. Over the same period, the SerVertis Fund has liquidated 1,560 loans, totaling $384.4 million in unpaid principal balance, and modified 776 loans, totaling $198.1 million in unpaid principal balance. Over the last two years, ZAIS, working with investment banking intermediaries, has securitized performing, re-performing and non-performing loans totaling $1.2 billion in unpaid principal balance in both rated and unrated transactions. ZAIS's modelling, analytics and risk management platforms have been developed and are currently utilized across the whole loan and RMBS sectors, providing a disciplined, consistent investment approach across markets. Proprietary database and analytics applications provide the infrastructure for fully developed loan level due diligence, servicing oversight and loss mitigation capabilities. We believe ZAIS's servicing relationships and its ability to provide loan level loss mitigation decisions can enhance the performance of a distressed mortgage loan portfolio. Core to the ZAIS asset management framework is an integrated process for managing asset selection, due diligence, securitization and servicing strategy in order to achieve our targeted returns. We believe these well-developed capabilities and the scalable technology on which they are built, will provide us with the ability to move and adapt quickly as the mortgage whole loan market evolves.

     Access to ZAIS Infrastructure

        ZAIS maintains a proprietary database, analytics and modeling infrastructure. This infrastructure is focused on loan level data aggregation, evaluation and modeling, allowing ZAIS to apply a common analytics platform across the residential mortgage loan and securities markets. It integrates the analysis of borrower credit, collateral (property) value and economic variables to forecast loan prepayment, delinquency, default, and recovery rates. Utilizing a common analytics platform for both securities and loans enables ZAIS to make relative value allocations across these sectors. We expect to benefit from these systems and tools, as well as an established qualitative approach to originator, issuer and servicer due diligence, for our benefit in evaluating, acquiring and managing our investment portfolio. We believe that ZAIS's rigorous approach will support us in a variety of market conditions.

     Extensive Strategic Relationships

        ZAIS maintains extensive long-term relationships with other financial intermediaries, including primary dealers, leading investment banks, brokerage firms, leading mortgage originators, mortgage servicers and commercial banks. ZAIS-managed funds actively source investments, finance positions, hedge exposures, and securitize assets with these counterparties currently. We believe these relationships enhance our ability to source, finance and hedge investment opportunities and, thus, enable us to grow in various credit and interest rate environments.

     Alignment of Interests

        We have taken steps to structure our relationship with ZAIS and our Advisor so that our interests and those of ZAIS and our Advisor are closely aligned. Upon completion of this offering, the ZAIS Parties will beneficially own                           shares, or            %, of our outstanding common stock (or         % if the underwriters fully exercise their overallotment option). These shares will be subject to a 270-day lock-up following this offering. We believe that the investment in us by the ZAIS Parties has aligned ZAIS and our Advisor's interests with our interests and creates an incentive to maximize returns, while prudently managing risks, for our stockholders.

Our Investment Strategy

        Our objective is to provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through quarterly distributions and secondarily through capital appreciation. We intend to achieve this objective by selectively constructing a portfolio of our target assets. We may utilize ZAIS's existing whole loan investment platform to purchase loans originated prior to the financial crisis that began in 2007 at prices below the par amount of unpaid principal. We believe that our target assets currently present attractive risk-adjusted return profiles and that current market conditions present opportunities for us to selectively acquire our target assets at attractive trading prices. As market conditions change over time, we intend to adjust our strategy by shifting our asset allocations across our target asset classes to take advantage of changes in interest rates and credit spreads as well as economic and credit conditions. We believe that the diversification of our portfolio of assets, our expertise among mortgage loans and securities and the flexibility of our strategy will position us to generate attractive risk-adjusted returns for our stockholders over the long-term.

        We rely on our Advisor's investment expertise in identifying assets within our target assets and efficiently financing those assets. Our Advisor makes investment decisions based on a variety of factors, including expected risk-adjusted returns, credit fundamentals, liquidity, availability of adequate financing, borrowing costs and macroeconomic conditions, as well as maintaining our REIT qualification and our exemption from registration under the 1940 Act. We intend to follow a predominantly long-term buy and hold strategy with respect to the assets that we acquire.

        We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011 and to operate our business so as to be exempt from registration under the 1940 Act. See "—Operating and Regulatory Structure." Subject to maintaining our REIT qualification and our 1940 Act exemption, we do not have any limitations on the amounts we may acquire of our targeted asset class.

     Our Portfolio

        The following diagram and table illustrate our asset types and set out certain information with respect to our RMBS assets as of September 30, 2012.

				Gross Unrealized (1)			Weighted Average
	Current Principal Balance	Premium (Discount)	Amortized Cost			Fair Value
(unaudited)				Gains	Losses		Coupon	Yield (2)
(dollars in thousands)
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$3,200	$282	$3,482	$—	$(124)	$3,358	2.83%	2.28%
30-year fixed rate mortgage	55,608	2,904	58,512	2,730	—	61,242	3.85	3.53
Non-Agency RMBS
Alternative-A	33,441	(8,240)	25,201	2,342	(55)	27,488	5.60	7.70
Pay option adjustable rate	1,626	(478)	1,148	69	(7)	1,210	1.05	7.84
Prime	70,289	(8,815)	61,474	4,864	—	66,338	5.74	6.57
Subprime	4,582	(934)	3,648	150	(57)	3,741	1.00	7.99

Total assets	$168,746	$(15,281)	$153,465	$10,155	$(243)	$163,377	4.80%	5.57%

(1)
We have elected the fair value option pursuant to ASC 825 for our RMBS. Net change in unrealized gain/loss of $15.9 million are recognized in current period earnings as change in unrealized gain/loss on real estate securities in the consolidated statement of operations.

(2)
Unlevered yield.

        The following diagrams illustrate the seniority and vintage of our non-Agency RMBS as of September 30, 2012.

     Non-Agency RMBS Additions

        Our strategy includes a focus on non-Agency RMBS assets. We rely on ZAIS's capabilities to select non-Agency RMBS that meet our investment objectives and offer attractive return characteristics, and monitor their performance on an ongoing basis. The above diagrams illustrate the underlying collateral, seniority and vintage of our non-Agency RMBS assets as of September 30, 2012.

     Agency RMBS Additions

        Our strategy includes the acquisition of Agency RMBS which represent attractive investment opportunities and will help us to manage liquidity risk within our investment portfolio. We rely on ZAIS's capabilities to evaluate and manage our exposure to product sectors within Agency RMBS, evaluate and execute hedging strategies, and efficiently finance these positions. As prepayment rates have been increasingly dependent upon borrowers' credit characteristics and performance, we believe ZAIS's extensive experience in analyzing and forecasting mortgage credit performance will provide strong insight into the Agency RMBS market.

     Legacy Loan Acquisitions

        We may utilize ZAIS's existing whole loan investment platform to purchase loans originated prior to the financial crisis that began in 2007 at prices below the par amount of unpaid principal. We expect these loans will be primarily, but not exclusively, performing and re-performing loans at the time of acquisition. Generally, these loans are deemed by the seller to carry an elevated risk of default, and are sold in an effort to manage portfolio credit risk at the institution. ZAIS's whole loan investment platform, principally through the SerVertis Fund, has been active in sourcing, evaluating, purchasing, financing, securitizing and risk managing loans of similar characteristics. We believe ZAIS's capabilities in forecasting credit performance, pricing mortgage loan risk and performing collateral due diligence will enable ZAIS and us to identify and invest in loans that offer relative value advantages to non-Agency RMBS securities backed by similar loan collateral. Importantly, we also believe ZAIS's loan level asset management skills and experience, including servicing and loan modification oversight, and loss mitigation efforts will enable us to achieve our expected returns while minimizing the operational risk of investing in mortgage whole loans.

     Newly Originated Mortgage Loans

        Over time, we expect to evolve our whole loan investment strategy to one that may be focused primarily on newly originated loans. The timing and pace of this shift will be dictated by a number of factors including the restructuring of the government's role in the mortgage market, the stability and recovery of the housing market, overall economic conditions and transparency of regulatory changes affecting the mortgage origination market. See "—Current Market Opportunities—Opportunities Created by Housing Finance Reform." Over the long-term, we expect investments in newly originated loans to be a core component of our investment strategy and a key differentiator of our performance. We believe ZAIS's existing whole loan investment platform will enable us to transition into this phase of our investment strategy in a timely, yet controlled, manner. We believe ZAIS's mortgage credit expertise will provide us with important insight into the selection and pricing of newly originated loans. In addition, we believe ZAIS's whole loan asset management capabilities, including its ability to perform due diligence, risk management and servicing oversight, will enable us to grow the new origination investment strategy quickly, without taking on the undue operational risk often associated with such growth.

Our Target Assets

        Our target assets are as follows:

     Non-Agency RMBS

        Non-Agency RMBS are RMBS that are not issued or guaranteed by a U.S. Government agency or federally chartered corporation. Non-Agency RMBS represent securitized interests in "pools" of mortgage loans secured by residential real property. Non-Agency RMBS may be rated as high as AAA through unrated, although we expect to acquire primarily senior tranches that were originally highly rated but may have been subsequently downgraded. The rating, as determined by one or more of the rating agencies, including Fitch, Moody's and Standard & Poor's, indicates the creditworthiness of the investment (which is the obligor's ability to meet its financial commitment on the obligation). The mortgage loan collateral for non-Agency RMBS consists of residential mortgage loans that do not generally conform to underwriting guidelines issued by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as Ginnie Mae, due to certain factors, including mortgage balances in excess of agency underwriting guidelines, borrower characteristics, loan characteristics and level of documentation, and therefore are not issued or guaranteed by an agency. The mortgage loan collateral may be classified as prime, subprime and alternative-A and alternative-B mortgage loans, which may be adjustable-rate, hybrid and/or fixed-rate residential mortgage loans and pay option adjustable-rate mortgage loans.

     Agency RMBS

        Agency RMBS are RMBS that are issued or guaranteed by a U.S. Government agency, such as Ginnie Mae, or federally chartered corporation, such as Fannie Mae or Freddie Mac. Payments of principal and interest on Agency RMBS, not the fair market value of the securities themselves, are guaranteed. Agency RMBS are collateralized by either fixed rate loans, ARMs or hybrid ARMs.

     Residential Mortgage Loans

        Residential mortgage loans are prime, subprime and alternative-A and alternative-B mortgage loans, which may be adjustable-rate, hybrid and/or fixed-rate residential mortgage loans and pay option adjustable-rate mortgage loans. We expect that the residential mortgage loans that we may acquire will be primarily, but not exclusively, performing and re-performing loans at the time of acquisition. We will acquire residential mortgage loans primarily through direct purchases from selected sellers. We intend to enter into mortgage loan purchase agreements with a number of sellers, including investment banks, commercial banks, savings and loan associations, loan originators, home builders, credit unions and mortgage conduits. We may purchase mortgage loans on both the primary and secondary markets. We expect these loans to be secured primarily by residential properties in the United States.

        We will seek to obtain various representations and warranties from each seller although such representations and warranties may be limited, or in some cases, non-existent. A seller who breaches these representations and warranties may be obligated to repurchase the loan from us. As added security, we will use the services of a third-party document custodian to insure the quality and accuracy of all individual mortgage loan closing documents and to hold the documents in safekeeping. As a result, to the extent available, all of the original loan collateral documents that are signed by the borrower, other than the original credit verification documents, are examined, verified and held by the third-party document custodian.

        In the future we may purchase newly originated (or originate) mortgage loans or provide other types of financing to the owners of real estate. We initially expect to retain rated servicers to service our mortgage loan portfolio. We may also purchase certain residential mortgage loans on a servicing-retained basis.

        We may acquire residential mortgage loans for our portfolio with the intention of either holding them in our residential mortgage loan portfolio or securitizing and retaining them in our portfolio as securitized mortgage loans. RMBS are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust's income to make specified interest and principal payments on such tranches. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most junior classes, which receive principal payments only after the more senior classes have received all principal payments to which they are entitled. We may sell the most senior notes or certificates and retain the junior notes or certificates associated with a securitization. We may also finance our residential mortgage loan portfolio through the use of repurchase agreements.

        Once a potential residential loan pool has been identified for purchase, our Advisor and the third parties it engages will analyze the loan pool and conduct due diligence as part of the underwriting process. As part of this process, the key factors which underwriters or our Advisor will consider include documentation, borrower credit, debt-to-income ratio, property valuation and loan-to-value ratios. This diligence may be done by an affiliated entity, or an unrelated third party. The diligence findings are then measured along with other key factors such as price of the pool, geographic concentrations and type of product to determine the pool's relative attractiveness. Our Advisor will refine its asset selection criteria based upon actual loan portfolio experience and as market conditions and investor requirements evolve.

     Agency CMOs

        Our Agency RMBS assets may include collateralized mortgage obligations (or CMOs) which are securities that are structured from U.S. Government agency or federally chartered corporation-backed mortgage pass-through certificates. CMOs divide the cash flows which come from the underlying mortgage pass-through certificates into different classes of securities, and can have different maturities and different weighted average lives than the underlying mortgage pass-through certificates. CMOs can re-distribute the risk characteristics of mortgage pass-through certificates to better satisfy the demands of various investor types. These risk characteristics would include average life variability, prepayments, volatility, floating versus fixed interest rate and payment and interest rate risk.

     Other Real Estate-Related and Financial Assets

        Subject to maintaining our qualification as a REIT, over time, we may acquire securities, including MSRs, IOs, CMBS, ABS, as well as common stock, preferred stock and debt, of other real estate-related entities.

     MSRs

        An MSR provides a mortgage servicer with the right to service a pool of mortgages in exchange for a portion of the interest payments made on the underlying mortgages. As MSRs are a combination of rate-sensitive, rate insensitive and intangible assets, they are difficult to hedge and introduce substantial amounts of volatility to financial reporting. GSE reform, the Dodd-Frank Act, and most importantly, Basel III, developed by the Basel Committee on Banking Regulations and Supervisory Practices, are expected to increase the costs for banks to hold MSRs. Moreover, we expect that Basel III, in particular, will likely impact the largest bank servicers, as they have the largest MSRs as a percentage of Tier 1 Capital (as defined in Basel III). Basel III will require banks to hold 100% capital against MSRs in excess of 10% of Tier 1 Capital. The banking regulators have not yet adopted Basel III or issued the new capital rules required by the Dodd-Frank Act, and as such it is not possible to predict the extent to which it will be more costly for banks to hold MSRs.

     IOs

        "Interest only" securities are mortgage-backed securities structured with two or more classes that receive different distributions of principal or interest on a pool of Agency RMBS or non-Agency RMBS or whole loans. IOs receive only interest. The yield to maturity on IOs is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying assets.

     CMBS

        CMBS are securities backed by obligations (including certificates of participation in obligations) that are principally secured by commercial mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, apartments, nursing homes and senior living facilities. The underlying mortgage collateral may be fixed or floating-rate mortgage loans.

        CMBS are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust's income to make specified interest and principal payments on such tranches. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive principal payments only after the more senior classes have received all principal payments to which they are entitled. The credit quality of CMBS depends on the credit quality of the underlying mortgage loans, which is a function of factors such as the principal amount of loans relative to the value of the related properties; the cash flow produced by the property; the mortgage loan terms, such as amortization; market assessment and geographic location; construction quality of the property; and the creditworthiness of the borrowers.

     ABS

        Subject to maintaining our qualification as a REIT, we may acquire debt and equity tranches of securitizations backed by various asset classes, including small balance commercial mortgages, manufactured housing, aircraft, automobiles, credit cards, equipment, manufactured housing, franchises, recreational vehicles and student loans. To the extent such securities are treated as debt of the issuer of the securitization vehicle for U.S. federal income tax purposes, we will hold the securities directly, subject to the requirements of our continued qualification as a REIT as described in "U.S. Federal Income Tax Considerations—Taxation of Our Company—Asset Tests." To the extent the securities represent equity interests in the issuer of the securitization for U.S. federal income tax purposes, we may hold such securities through a TRS, which may cause the income recognized with respect to such securities to be subject to U.S. federal (and applicable state and local) corporate income tax. Investments in ABS generally are not qualifying assets for purposes of the 75% asset test applicable to REITs and generally do not generate qualifying income for purposes of the 75% gross income test applicable to REITs. As a result, we may be limited in our ability to invest in such assets. See "U.S. Federal Income Tax Considerations."

     Asset Allocations

        Based on current market conditions, we plan initially to allocate an estimated 70% to 80% of our equity to non-Agency RMBS and 5% to 15% of our equity to Agency RMBS. We may also initially allocate between 5% to 20% of our equity to residential mortgage loans. Following this initial allocation, we expect to evolve our whole loan strategy to include newly originated loans, which we anticipate becoming a core component of our strategy. As market conditions change, we intend to adjust our strategy by shifting our asset allocations across our target asset classes and eventually to add, subject to maintaining our qualification as a REIT, MSRs and other real estate-related and financial asset investments to our mix of assets. We believe that the diversification of our portfolio of assets, our expertise among our target assets and the flexibility of our strategy will position us to generate attractive risk-adjusted returns for our stockholders in a variety of assets and market conditions. We will rely on our Advisor's expertise in identifying assets within the target assets described above and, to the extent that leverage is employed, efficiently financing those assets. We expect allocation decisions will be based on a variety of factors, including expected risk-adjusted returns, credit fundamentals, and liquidity.

Investment Guidelines

        Our Board, which includes our Chief Executive Officer and President, Michael Szymanski, has adopted a set of investment guidelines that sets forth our target assets and other criteria used to evaluate specific assets as well as the overall portfolio composition. Our Advisor makes determinations as to the percentage of assets that will be invested in each of the target asset classes, consistent with the investment guidelines adopted by our Board. Our Advisor's investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of assets that will be invested in any of the target asset classes at any given time, and such allocations may differ from the allocations provided above. In addition, our investment guidelines may be changed from time to time by our Board without the approval of our stockholders. Changes to our investment guidelines may include, without limitation, modification or expansion of the types of assets in which we may invest.

        Our Advisor's investment committee reviews our compliance with our guidelines periodically and our Board will receive a report at each quarter end in conjunction with its review of our quarterly results. Our Board also will review our portfolio of assets and related compliance with our policies and procedures and guidelines at each regularly scheduled Board meeting.

        Our Board has adopted the following guidelines for our assets and borrowings:

  •
  No acquisition shall be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;

  •
  No acquisition shall be made that would cause us to be required to register as an investment company under the 1940 Act;

  •
  Our investments will be predominantly in our target assets; and

  •
  Until appropriate assets can be identified, our Advisor may deploy the proceeds of this and any future offerings in interest bearing, short term investments, including money market accounts and/or funds that are consistent with our intention to maintain our qualification as a REIT.

        These guidelines may be changed from time to time by a majority of our Board without the approval of our stockholders.

Asset Sourcing

        ZAIS and its affiliates have extensive long-term relationships with financial intermediaries, including primary dealers, investment banks, brokerage firms, repurchase agreement counterparties, leading mortgage originators and commercial banks. Funds currently managed by ZAIS actively utilize these relationships to source, finance and securitize both RMBS and whole loan assets. We expect our Advisor and its affiliates to take advantage of their broad network of relationships to identify opportunities for us to acquire our target assets.

        Acquiring, and sourcing financing for, our target assets is highly competitive. Our Advisor and its affiliates compete with many other investment managers for profitable acquisition opportunities in fixed income asset classes and related acquisition opportunities and sources of financing.

Asset Acquisition Process

        We expect that our asset acquisition process will benefit from the resources and professionals of our Advisor and its affiliates. Our Advisor's initial investment committee, which is comprised of Christian Zugel, Denise Crowley, Michael Szymanski, Rick Nicklas, Brian Hargrave and Glenn Boyd, oversees our asset acquisition and financing strategies as well as compliance with our guidelines and meets periodically to discuss our strategies. For biographical information of members of our Advisor's investment committee, please see "Our Advisor and the Investment Advisory Agreement—Biographical Information."

        Our asset acquisition process is an integrated approach that combines the work of experienced real estate professionals and dedicated analytical modeling teams. The process begins with the development of a broad based macro view which includes detailed analysis of fundamental housing, mortgage and fixed income market trends, and our Advisor's assessment of how prevailing conditions will impact general credit performance, prepayment rates and interest rates. Our Advisor then conducts a rigorous review of the market in order to determine which sectors offer relative value.

        ZAIS has maintained a philosophy that the key to successful risk management is proper asset selection and appropriate compensation for the risks inherent in its portfolio loans and securities. As such, ZAIS's analytical approach incorporates multiple scenario analysis, both in static and simulation based frameworks, to assess the risk component of assets. In particular, ZAIS's loan level default and loss severity models include (i) a roll rate model which incorporates over 30 collateral characteristics, (ii) credit bureau information which includes updated credit scores, lien analysis and fraud indicators, (iii) credit availability variables, (iv) separate models for legacy and newly originated loans, (v) servicing advance and geographic specific cost and timeline analysis and (vi) a proprietary based home price model. ZAIS emphasizes transparency in its modeling, in various ways, including: (i) monthly reconciliation of actual vs. projected performance and (ii) attribution tools that display incremental impacts of changes in variables.

        The analytics platform allows our Advisor's portfolio managers to benchmark the loans, or loans backing an RMBS security, against similar collateral cohorts across the non-Agency RMBS universe. This analysis, which is an integrated approach to both RMBS assets and whole loan packages, shows the risk profile of returns across a variety of macroeconomic environments. Portfolio managers can conduct this analysis across a broad range of assets available in the market, effectively creating an "efficient frontier" of available investments. Our

Advisor also has an extensive database of trading price history on loans and RMBS that enables portfolio managers to see where various assets have traded over time.

        Our Advisor monitors our RMBS assets, and expects to monitor our loans, through a variety of credit surveillance techniques and models which include severity attribution analysis detailing the impact of timeline extension and changes in home prices. Additionally, the models analyze the performance differentials between the securitized loans and whole loans, providing insight into servicer performance and other idiosyncratic measures.

Our Financing Strategy

        We fund the acquisition of our target assets through the use of prudent amounts of leverage. The borrowings we used to fund the purchase of our portfolio totaled approximately $110.1 million as of September 30, 2012 under master repurchase agreements with two counterparties. As of September 30, 2012, we had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties. We are also in discussions with other financial institutions in order to potentially provide us with additional repurchase agreement capacity. We may also, in the future, finance investments in our target assets through other private funding sources, including borrowings structured as securitizations and term financings.

        Our income is generated primarily by the net spread between the income we earn on our assets and the cost of our financing and hedging activities. Although we are not required to maintain any particular leverage ratio, the amount of leverage we deploy for particular investments in our target assets depends upon our Advisor's assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the assets in our investment portfolio, the gap between the duration of our assets and liabilities, including hedges, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and residential and commercial mortgage-related markets, our outlook for the level, slope, and volatility of interest rates, the credit quality of collateral underlying our non-Agency RMBS, Agency RMBS, residential mortgage loans and other target assets, our outlook for asset spreads relative to the LIBOR curve and regulatory requirements limiting the permissible amount of leverage to be utilized. Based on current market conditions, we expect that we may deploy, on a debt-to-equity basis, up to 10 to one leverage on our Agency RMBS assets. In addition, we expect that we may deploy, on a debt-to-equity basis, up to three to one leverage on our non-Agency RMBS assets and up to four to one leverage on our residential whole loans. To the extent we securitize any residential mortgage loans in the future, we expect that the leverage obtained through such structures will vary considerably depending on the characteristics of the underlying loans.

        We intend to use leverage for the primary purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. We are, however, limited or restricted in the amount of leverage we may employ by the terms and provisions of our existing repurchase agreement borrowings as well as other financing agreements that we may enter into in the future. We may also be subject to margin calls as a result of our financing activity. In addition, we intend to rely on short-term financing such as repurchase transactions under master repurchase agreements, the duration of which is typically 30 to 90 days but in some cases may be longer.

Our Hedging Strategy

        We utilize derivative financial instruments to hedge the interest rate risk associated with our borrowings. Under the U.S. federal income tax laws applicable to REITs, we generally will be able to enter into certain transactions to hedge indebtedness that we may incur, or plan to incur, to acquire or carry real estate assets, although our total gross income from interest rate hedges that do not meet this requirement and other non-qualifying sources generally must not exceed 5% of our gross income.

        Subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, we may also engage in a variety of interest rate management techniques that seek on the one hand to mitigate the influence of interest rate changes on the values of some of our assets and on the other hand help us achieve our risk management objectives. The U.S. federal income tax rules applicable to REITs may require us to implement certain of these techniques through ZAIS I TRS or another domestic TRS, either of which will be fully subject to federal corporate income taxation. Our interest rate management techniques may include:

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  interest rate swap agreements, interest rate cap agreements, exchange-traded derivatives and swaptions;

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  puts and calls on securities or indices of securities;

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  U.S. Department of the Treasury securities and options on U.S. Department of the Treasury securities;

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  IOs and MSRs; and

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  other similar transactions and financial instruments.

        We may attempt to reduce interest rate risks and to minimize exposure to interest rate fluctuations through the use of match funded financing structures, when appropriate, whereby we may seek (i) to match the maturities of our debt obligations with the maturities of our assets and (ii) to match the interest rates on our assets with like-kind debt (i.e., we may finance floating rate assets with floating rate debt and fixed-rate assets with fixed-rate debt), directly or through the use of interest rate swap agreements, interest rate cap agreements, or other financial instruments, or through a combination of these strategies. We expect these instruments will allow us to minimize, but not eliminate, the risk that we have to refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings. As of September 30, 2012, we had outstanding interest rate swap agreements designed to mitigate the effects of increases in interest rates under a portion of our repurchase agreements. These swap agreements provide for us to pay fixed interest rates and receive floating interest rates indexed off of LIBOR, effectively fixing the floating interest rates on $32.6 million of borrowings under our repurchase agreements as of September 30, 2012. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Derivative Instruments" for a further discussion of our hedging instruments as of September 30, 2012.

        Risk management is an important component of our strategy to deliver consistent risk-adjusted returns to our stockholders. Because we hold and intend to acquire primarily RMBS and mortgage loans, losses from credit defaults, interest rate volatility or other risks can meaningfully reduce or eliminate our distributions to stockholders. In addition, because we employ financial leverage in funding our portfolio, mismatches in the maturities of our assets and liabilities may create the need to renew or otherwise refinance our liabilities. Our net interest margins are dependent upon a positive spread between the returns on our asset portfolio and our overall cost of funding. In order to minimize the risks to us, we employ loan and security-specific risk measurement and management processes. Our risk management tools include proprietary systems and analytical methods developed by ZAIS, in addition to software and services licensed or purchased from third parties. There can be no guarantee that these tools and the other risk management techniques described above will protect us from market risks.

Our Policies with Respect to Certain Other Activities

        If our Board determines that additional funding is required, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to provisions in the Internal Revenue Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods. In the event that our Board determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time.

        We may offer equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares and may engage in such activities in the future. We may also make loans to third parties. We may also invest in the securities of other issuers for the purpose of exercising control.

        In addition, we finance the acquisition of assets with traditional forms of private funding, such as borrowings structured as repurchase agreements, term financings and derivative contracts. Our Board will receive a report and review our portfolio and related compliance with our guidelines on at least a quarterly basis.

        We intend to engage in the purchase and sale of assets.

        Our Board may change any of these policies without prior notice or a vote of our stockholders.

Operating and Regulatory Structure

     REIT Qualification

        We have elected to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 2011. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code. In addition, we believe that our intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. However, as described elsewhere in this prospectus, we have agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. We retain the right to repurchase such shares at an earlier date if such repurchase would not cause us to fail to qualify as a REIT for the 2012 taxable year. If on or prior to June 30, 2013 we are not able to raise additional capital from sufficiently diverse sources to satisfy the five or fewer rule, we would fail to qualify as a REIT for the 2013 taxable year and would likely proceed with an early orderly liquidation of our business. As of October 31, 2012, five individuals owned in excess of 49% by value of our outstanding common stock, and one of these individuals owned in excess of 28% by value of our outstanding common stock, under the attribution rules applicable for purposes of applying the five or fewer rule. To qualify as a REIT, we must meet on a continuing basis, through organizational and actual investment and operating results, various requirements under the Internal Revenue Code relating to, among other items, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property.

     1940 Act Exemption

        We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

        We are organized as a holding company and conduct our businesses primarily through our wholly-owned or majority-owned subsidiaries. We intend to conduct our operations so that we do not come within the definition of an investment company because fewer than 40% of our total assets on an unconsolidated basis will consist of "investment securities." The securities issued to us by any wholly-owned or majority-owned subsidiary that we may form in the future that is excepted from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned and majority-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of our subsidiaries.

        If the value of our investments in our subsidiaries that are excepted from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we own, exceeds 40% of our total assets on an unconsolidated basis, or if one or more of such subsidiaries fail to maintain their exceptions or exemptions from the 1940 Act, we may have to register under the 1940 Act and would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

        The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

        We believe that certain of our subsidiaries qualify for an exemption from registration under the 1940 Act as an investment company pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of such subsidiaries' assets must be comprised of qualifying assets and at least 80% of their total assets must be comprised of qualifying assets and real estate-related assets under the 1940 Act. We will treat as qualifying assets for this purpose mortgage loans, including mortgage loans that we hold through securitizations where we control the foreclosure decisions relating to such mortgage loans, Agency RMBS in which we hold all the certificates issued by the pool and other interests in real estate, in each case meeting certain other qualifications based upon SEC staff no-action letters. Although SEC staff no-action letters have not specifically addressed the categorization of these types of assets, we will also treat as qualifying assets for this purpose bridge loans wholly secured by first priority liens on real estate that provide interim financing to borrowers seeking short-term capital (with terms of generally up to three years), certain CMBS, non-Agency RMBS representing ownership of an entire pool of mortgage loans, and real estate owned properties. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to invest an additional 25% of its assets in other types of mortgages, MBS, CMBS, securities of REITs and other real estate-related assets. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C). To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. Although we intend to monitor our portfolio periodically and prior to each investment acquisition, there can be no assurance that we will be able to maintain an exemption from registration for these subsidiaries. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

        In 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the 1940 Act, including the nature of the assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to registered investment companies. There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, will not change in a manner that adversely affects our operations. If we or our subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either to (i) change the manner in which we conduct our operations to avoid being required to register as an investment company, (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (iii) register as an investment company, any of which would negatively affect the value of our shares of common stock, the sustainability of our business model, and our ability to make distributions which would have an adverse effect on our business and the value of our shares of common stock.

        We and our subsidiaries may also purchase ABS. If we purchase ABS directly, we will treat them as "investment securities" for purposes of the 1940 Act. If ABS are purchased by one of our subsidiaries relying on Rule 3(c)(5)(C), we will treat them as miscellaneous investments, which may not comprise more than 20% of such subsidiary's total assets. We may form subsidiaries to purchase ABS that rely on Rule 3a-7 (as discussed below) or that rely on Section 3(c)(5)(A) or 3(c)(5)(B) in accordance with SEC staff guidance published with respect to such sections.

        It is possible that some of these subsidiaries may seek to rely on the 1940 Act exemption provided to certain structured financing vehicles by Rule 3a-7. Any such subsidiary would need to be structured to comply with any guidance that may be issued by the Division of Investment Management of the SEC on the restrictions contained in Rule 3a-7. In certain circumstances, compliance with Rule 3a-7 may require, among other things, that the indenture governing the subsidiary include limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. We expect that the aggregate value of our interests in subsidiaries that may in the future seek to rely on Rule 3a-7, if any, will comprise less than 20% of our total assets on an unconsolidated basis.

        Qualification for exemption from registration under the 1940 Act will limit our ability to make certain investments. For example, these restrictions will limit the ability of our subsidiaries to invest directly in MBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and ABS, and real estate companies or in assets not related to real estate.

        We will treat Agency RMBS in which we hold all of the certificates issued by the pool as qualifying assets based on no-action letters issued by the SEC. While the SEC staff has issued a no-action letter that permits the treatment of such interests in Agency whole pool RMBS as qualifying assets, no such SEC staff guidance is available with respect to Non-Agency whole pool RMBS. Accordingly, we will rely on our own judgment and analysis in treating Non-Agency whole pool RMBS as qualifying assets by analogy to Agency whole pool RMBS. We may also treat whole mortgage loans that we acquire directly as qualifying real estate assets provided that 100% of the loan is secured by real estate when we acquire it and we have the unilateral right to foreclose on the mortgage. We may treat certain investments in the controlling classes of non-Agency RMBS pools as real-estate related assets.

        We may invest in CMBS. CMBS are securities backed by pools of loans secured by first or, less often, junior mortgages. The pool of mortgages generally is administered by a trustee, a master servicer and a special servicer. Although each plays an important role in administering the pool of mortgages, the trustee and the master servicer generally exercise ministerial functions, whereas the duties of the special servicer include, among other things, monitoring the mortgage loans in the CMBS pool, evaluating defaulted mortgage loans with a view toward developing a plan to maximize the recovery on such loans, foreclosing upon or working out defaulted mortgage loans and recommending and implementing a plan that details whether and how to sell, and negotiating the sale of, distressed mortgage loans and properties acquired through foreclosure or otherwise working out such loans. The most subordinate class of a CMBS issuance is in the first loss position and is referred to as the "controlling class" because the holder of a majority of that class has the right to hire and remove the special servicer and to provide instructions to the special servicer with respect to the foreclosure/workout of defaulted mortgage loans. In addition, if the special servicer for any reason does not follow the instructions of the holder of a majority of the controlling class with respect to the foreclosure or workout of a defaulted mortgage loan, the majority holder of such class has the unilateral right to acquire the mortgage out of the pool and foreclose upon the mortgage itself.

        On the date of issuance, the controlling class of a CMBS issuance generally is the "NR" or "not rated" class. After issuance, however, should the outstanding principal balance of the NR class erode by more than 75% of its initial face amount, the rights originally exercised by the NR class, as the controlling class, are automatically transferred to the holder of a majority of the next more senior class, and this process repeats with each class all the way up the capital structure. This self-executing mechanism is intended to ensure that the class of CMBS that is then most "at risk" for losses has the control and discretion necessary to protect its interest, including the rights of foreclosure on the underlying mortgages.

        The SEC has not published guidance with respect to the treatment of CMBS for purposes of the Section 3(c)(5)(C) exemption. Based solely on our analysis of published guidance with respect to other types of assets, we consider the controlling class of CMBS to be a qualifying real estate asset where we acquire 100% of the controlling class of a CMBS issuance, because it has the ability to cause foreclosure of the mortgages underlying the CMBS issuance. In addition, when we acquire 100% of the controlling class of a CMBS issuance and 100% of sequentially contiguous non-investment grade classes of the same CMBS issuance, we believe we have the same legal and economic experience as if we had purchased the pool of mortgages underlying the CMBS and partially capitalized such purchase by issuing the investment grade classes of CMBS. Consequently, in addition to the controlling class, we consider each non-investment grade class that we acquire that is senior to the controlling class to be a qualifying real estate asset, provided that (i) we acquire 100% of such a class and 100% of the respective controlling class, (ii) each such class is sequentially contiguous with the controlling class and (iii) each such class is entitled to exercise all rights of the initial controlling class, including foreclosure rights, if it becomes the controlling class. For example, if we acquire 100% of the NR class of a CMBS issuance and 100% of the B and BB classes of the CMBS issuance, we will treat each such class as a qualifying real estate asset. If we transfer part or all of any such class, we will no longer treat that class or any class senior to that class as a qualifying real estate asset.

        Some CMBS pools in which we may invest include loans secured by mortgages with respect to which the special servicer, and consequently we, do not have the unilateral right to foreclose. We refer to these loans as "real estate-related notes." With respect to real estate-related notes, the special servicer exercises many of the rights and duties described above, including monitoring the real estate-related notes, evaluating defaulted real estate-related notes with a view toward developing a plan to maximize the return on such notes, discussing such plans with other loan participants and, if collectively agreed, monitoring and exercising such foreclosure rights on behalf of the CMBS pool.

        The SEC's staff has expressed no view as to whether the controlling class and sequentially contiguous classes of a CMBS pool that contains some real estate-related notes are qualifying real estate assets or real estate-related assets. If we acquire the controlling class and sequentially contiguous classes of a CMBS pool as described above and the CMBS pool contains some real estate-related notes, we believe our investment is the functional equivalent of direct ownership of the mortgages and the real estate-related notes underlying the CMBS issuance, because we believe we have the same legal and economic experience as if we had purchased the mortgages and the real estate-related notes and partially capitalized such purchase by issuing the investment grade classes of CMBS.

        In the absence of SEC guidance with respect to CMBS pools that contain some real estate-related notes, we will treat a portion of our investment in such pools as qualifying real estate assets only when the real estate-related notes comprise a de minimis portion of the entire pool. Accordingly, if we acquire the controlling class and sequentially contiguous classes of a CMBS pool in which the outstanding principal balance of real estate-related notes is 15% or less of the outstanding principal balance of the entire pool, we will treat the mortgages over which we have the unilateral right to foreclose in the CMBS pool as qualifying real estate assets and the real estate-related notes in the pool as real estate-related assets. To reflect this treatment, we will pro rate our investment in such a CMBS pool and treat as a qualifying real estate asset only that portion of our investment in the CMBS pool equal to the value of our investment multiplied by a fraction, the numerator of which is the outstanding principal balance of the mortgages in the CMBS pool over which we have the unilateral right to foreclose and the denominator of which is the outstanding principal balance of all of the mortgages in the CMBS pool, including the real estate-related notes. If we acquire the controlling class and sequentially contiguous classes of a CMBS pool in which the outstanding principal balance of real estate-related notes is more than 15% of the outstanding principal balance of the entire pool, we will treat our entire investment in such a pool as a real estate-related asset.

        As noted, the SEC has not provided guidance with respect to CMBS and may in the future take a view different than or contrary to our analysis. To the extent that the SEC staff publishes guidance with respect to CMBS different than or contrary to our analysis, we may be required to adjust our strategy accordingly.

        Certain of our subsidiaries may rely on the exemption provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority-owned subsidiaries that rely on Section 3(c)(5)(C). The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that our subsidiaries may rely on Section 3(c)(6) if, among other things, 55% of the assets of such subsidiaries consist of, and at least 55% of the income of such subsidiaries are derived from, qualifying real estate investment assets owned by wholly-owned or majority-owned subsidiaries of such subsidiaries.

        The mortgage-related investments that we acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated thereunder. We also may be required at times to adopt less efficient methods of financing certain of our mortgage-related investments and we may be precluded from acquiring certain types of mortgage-related investments. This exemption also prohibits us from issuing redeemable securities. If we fail to qualify for an exemption from registration as an investment company under the 1940 Act or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described in this prospectus.

        No assurance can be given that the SEC staff will concur with our classification of our or our subsidiaries' assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion from regulation under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. If the SEC or its staff take a position contrary to our analysis with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets which may have lower returns than our expected portfolio, or we may need to modify our investment strategy to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our investment strategy could have a material adverse effect on us. Further, if the SEC determined that we were an unregistered investment company, we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, we would potentially be unable to enforce contracts with third parties and third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us.

        Since we will not be subject to the 1940 Act, we will not be subject to its substantive provisions, including provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

Dividend Reinvestment Plan

        In the future, we intend to adopt a dividend reinvestment plan that will permit stockholders who elect to participate in the plan to have their cash dividends reinvested in additional shares of our common stock. As a result, if our Board authorizes, and we declare, a cash dividend or other distribution, then our stockholders who have elected to participate in our dividend reinvestment plan will have their cash distribution reinvested in additional shares of common stock, rather than receiving the cash distribution.

Licensing

        We may be required to be licensed to purchase and sell previously originated residential mortgage loans in certain jurisdictions in which we will conduct our business. Our failure to obtain or maintain licenses will restrict our investment options with respect to residential mortgage loans. We may consummate this offering even if we have not yet obtained such licenses. Once we are fully licensed to purchase and sell mortgage loans in each of the states in which we become licensed, we may acquire previously originated residential loans in those states. The State of New Jersey, which is the jurisdiction in which our principal place of business is located, does not require us to be licensed to purchase and sell residential mortgage loans, and we believe that, in the jurisdictions that require us to be licensed, most of such licenses are generally easily and inexpensively obtainable within a few months following application for the license.

Implications of being an Emerging Growth Company

        We are an "emerging growth company" as defined in the JOBS Act and we intend to take advantage of certain exemptions from various disclosure and reporting requirements that are otherwise generally applicable to public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an "emerging growth company." We will cease to be an "emerging growth company" on the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act which would occur if the fair market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period, or (iv) the end of the fiscal year following the fifth anniversary of our initial public offering. We have irrevocably opted-out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not "emerging growth companies." If we take advantage of one or more of these exemptions, we do not know if investors will find our common stock less attractive as a result. If they do, there would likely be a less active trading market for our securities than would otherwise be the case.

Competition

        Our success depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs and our ability to efficiently manage our portfolio risks. In acquiring our target assets and establishing hedge positions, we compete with other existing mortgage REITs (both internally and externally managed), government sponsored enterprises, mortgage finance and specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, hedge funds (including those managed by ZAIS), mutual funds, institutional investors, investment banking firms, governmental bodies and other companies with similar asset acquisition objectives, and others which may be organized in the future. See "Management—Conflicts of Interest." Some of our competitors may have greater financial resources and access to lower cost of capital than we have, including the U.S. Department of the Treasury and the Federal Reserve both of which have recently become dominant players in the RMBS markets. These competitors may not be subject to the same regulatory constraints (such as REIT compliance or maintaining an exemption under the 1940 Act) as we are. The effect of the existence of additional REITs and other market participants may be to increase competition for the available supply of mortgage assets suitable for purchase, as well as the amount of financing available to us in the repurchase agreement market.

        In the face of this competition, we have access to our Advisor's professionals and their industry expertise, which may provide us with a competitive advantage to help us assess risks and determine appropriate pricing for certain potential asset acquisitions. We expect that these relationships will enable us to compete more effectively for attractive asset acquisition opportunities. In addition, we believe that current market conditions may have adversely affected the financial condition of certain competitors. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. See "Risk Factors."

Staffing

        We are managed by our Advisor pursuant to the Investment Advisory Agreement between our Advisor and us. All of our officers and directors are also employees of our Advisor or its affiliates. We will have no employees upon completion of this offering. See "Our Advisor and the Investment Advisory Agreement—Investment Advisory Agreement."

Legal Proceedings

        Neither we nor our Advisor is currently subject to any legal proceedings which it considers to be material.

OUR ADVISOR AND THE INVESTMENT ADVISORY AGREEMENT

General

        Our Advisor is responsible for our investment strategies and decisions and our day-to-day operations, subject to the supervision and oversight of our Board. ZAIS is the Managing Member of our Advisor and ZAIS and its employees support our Advisor in providing services to us pursuant to the terms of a shared facilities and services agreement between ZAIS and our Advisor. We rely on our Advisor and ZAIS to provide or obtain on our behalf the personnel and services necessary for us to conduct our business, and we have no employees of our own. All of our officers and directors are also employees of ZAIS and its affiliates. The executive offices of our Advisor are located at Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701-1106, and the telephone number of our Advisor's executive offices is (732) 978-7518.

Key Personnel of ZAIS and Our Advisor

        The following table sets forth certain information with respect to each of the key personnel of ZAIS and our Advisor who are primarily responsible for making investments in our target assets and operating our company:

Name	Age	Position Held with Our Advisor	Position Held with ZAIS
Christian Zugel	52	Chairman of Investment Committee	Founder, Managing Member and Chief Investment Officer
Michael Szymanski	46	Chief Executive Officer, Investment Committee member	President
Paul McDade	48	Chief Financial Officer	Chief Financial Officer
Denise Crowley	39	Senior Portfolio Manager, Investment Committee member	Senior Portfolio Manager
Brian Hargrave	43	Chief Investment Officer, Investment Committee member	Senior Portfolio Manager
Rick Nicklas	48	Senior Portfolio Manager, Investment Committee member	Senior Portfolio Manager and Head of Relative Value
Glenn Boyd	51	Chief Investment Strategist, Investment Committee member	Chief Investment Strategist
Steven Haber	34	None	Counsel

Biographical Information

        Set forth below is biographical information for the key personnel of ZAIS.

     Christian Zugel

        Mr. Zugel currently serves as Chairman of our Board. Mr. Zugel currently serves as Managing Member and Chief Investment Officer (CIO) of ZAIS and is also Chairman of our Advisor's investment committee. Mr. Zugel is Chairman of the ZAIS Management Committee. Prior to founding ZAIS in 1997, Mr. Zugel was a senior executive with J.P. Morgan Securities Inc., where he led J.P. Morgan's entry into many new trading initiatives. At J.P. Morgan, Mr. Zugel also served on the Asia Pacific management-wide and firm-wide market risk committees. Mr. Zugel received a Masters in Economics from the University of Mannheim, Germany.

     Michael Szymanski

        Mr. Szymanski currently serves as our Chief Executive Officer, President and Director. Mr. Szymanski currently serves as President of ZAIS and member of the ZAIS Management Committee, and as Chief Executive Officer of our Advisor and a member of our Advisor's investment committee. Prior to joining ZAIS, Mr. Szymanski was Chief Executive Officer of XE Capital Management, LLC, an investment management firm specializing in structured products, from 2003 to 2008. Prior to that, Mr. Szymanski was Chief Financial Officer of Zurich Capital Markets (or ZCM), a subsidiary of Zurich Financial Group, from 2000 to 2002. At ZCM, Mr. Szymanski managed global finance, accounting, tax, treasury, and risk management for a business specializing in structured products, including hedge fund linked derivatives and principal investments. Prior to that, Mr. Szymanski was a Vice President in the Bank and Insurance Strategies Group of Lehman Brothers from 1997 to 2000, providing capital markets structuring and advisory services to financial institutions and corporations. Prior to that, Mr. Szymanski spent nine years at Ernst & Young LLP advising financial services clients, leaving as a Senior Manager in the Capital Markets/M&A Advisory Group in New York. Mr. Szymanski served in E&Y's National Office-Financial Services Industries Group, providing internal consultation services to resolve clients' accounting and regulatory issues, specializing in financial instruments. Mr. Szymanski is a CPA and received a B.A. in Business Administration with a concentration in Accountancy from the University of Notre Dame and an Executive M.B.A. with a concentration in Finance from New York University's Stern School of Business. Mr. Szymanski serves on the Board of Directors of the National Stock Exchange as Chairman of the Audit Committee.

     Paul McDade

        Mr. McDade currently serves as our Chief Financial Officer and Treasurer. Mr. McDade currently serves as Chief Financial Officer of ZAIS and is also a member of the ZAIS Management Committee. Mr. McDade also serves as Chief Financial Officer of our Advisor. Prior to joining ZAIS in 2010, Mr. McDade was the Chief Financial Officer and Chief Operating Officer for XE Capital Management, LLC, an investment management firm specializing in structured products, from 2004 to 2008. During his 25 year career, Mr. McDade has held various financial roles at Zurich Capital Markets, J.P. Morgan Chase & Co., Reliance Group Holdings, Inc., and PricewaterhouseCoopers LLP. Mr. McDade is a CPA and received a B.S. in Accounting from the University of Scranton.

     Denise Crowley

        Ms. Crowley currently serves on our Board. Ms. Crowley currently serves as Senior Portfolio Manager of ZAIS and is responsible for custom/benchmark portfolios and funds. Ms. Crowley currently serves as a member of the ZAIS Management Committee, and as a Senior Portfolio Manager of our Advisor and a member of our Advisor's investment committee. Ms. Crowley joined ZAIS in 1997 and has been actively involved in the ABS and CDO security market since 1999. Prior to that, Ms. Crowley managed a credit fund for ZAIS. Prior to joining ZAIS, Ms. Crowley worked at J.P. Morgan in the High Yield Trading Group. Prior to that, she worked for the Honorable Daniel P. Moynihan as an economic research analyst. Ms. Crowley received a B.A. from Boston College and an M.B.A. from New York University's Stern School of Business.

     Brian Hargrave

        Mr. Hargrave currently serves as our Chief Investment Officer. Mr. Hargrave currently serves as Senior Portfolio Manager of ZAIS and is responsible for whole loan investment and REIT platforms. Mr. Hargrave also serves as Chief Investment Officer of our Advisor and a member of our Advisor's investment committee. He was previously responsible for Lehman Brothers' whole loan trading businesses including small balance commercial mortgages, student loans and residential mortgages. Prior to that, Mr. Hargrave ran Lehman's adjustable rate mortgage trading desk, with responsibility for whole loan acquisition, securitization and the firm's agency and non-Agency secondary trading activities. He joined Lehman in the Mortgage Research group and has held several positions in research, structuring and trading. Mr. Hargrave received an M.B.A. from Harvard Business School and a B.S. from Indiana University.

     Rick Nicklas

        Mr. Nicklas currently serves as Senior Portfolio Manager and Head of Relative Value at ZAIS. Mr. Nicklas also serves as Senior Portfolio Manager of our Advisor and a member of our Advisor's investment committee. Mr. Nicklas has over 15 years of experience in the U.S. Structured Securities market. Prior to joining ZAIS in August of 2008, Mr. Nicklas spent eight years with Lehman Brothers where he was a Senior Vice President trading non-Agency mortgage-backed securities with a particular focus on credit. Prior to Lehman, Mr. Nicklas spent seven years at Donaldson, Lufkin & Jenrette trading both the senior and subordinate parts of the capital structure in the residential mortgage space. Mr. Nicklas received an M.B.A. from The Wharton School at The University of Pennsylvania and a B.S. from the University of Virginia.

     Glenn Boyd

        Mr. Boyd currently serves as Chief Investment Strategist of ZAIS. Mr. Boyd is responsible for mortgage, consumer, and corporate credit research, ranging from modeling to investment strategies. Mr. Boyd also serves as Chief Investment Strategist at our Advisor and a member of our Advisor's investment committee. He joined ZAIS in June of 2010, following five years at Barclays Capital. His roles at Barclays Capital included Co-Head of Fixed Income Research and Head of Securitized Products Strategy, encompassing products such as non-agency RMBS, CMBS, consumer ABS, agency RMBS, and interest rates. Previously, Mr. Boyd worked in agency and non-agency MBS research roles at Paine Webber/UBS and Credit Suisse. He holds a B.S. from SUNY Stony Brook, and a Ph.D. in physics from the California Institute of Technology.

     Steven Haber

        Mr. Haber currently serves as our Secretary. Mr. Haber also currently serves as Counsel of ZAIS. Prior to joining ZAIS in 2012, Mr. Haber was associated with the law firm of SNR Denton US LLP in their capital markets group. Prior to joining SNR Denton, Mr. Haber was associated with the law firm of Thacher Proffitt & Wood LLP in their structured finance practice group. Prior to joining Thacher Proffitt, Mr. Haber was associated with the law firm of Grunfeld, Desiderio, Lebowitz, Silverman & Klestadt LLP. Mr. Haber received a B.A. from Brandeis University and a J.D. from Brooklyn Law School.

Investment Committee

        Our Advisor has an investment committee whose role will be to oversee our asset acquisition and financing strategies as well as compliance with our guidelines. The initial investment committee is comprised of Christian Zugel, Denise Crowley, Michael Szymanski, Rick Nicklas, Brian Hargrave and Glenn Boyd. The investment committee will meet as frequently as it believes is necessary but at least quarterly.

Investment Advisory Agreement

        We have entered into an Investment Advisory Agreement with our Advisor pursuant to which it provides for the day-to-day management of our operations.

        The Investment Advisory Agreement requires our Advisor to manage our business affairs in conformity with the policies and the guidelines that are approved and monitored by our Board. Our Advisor's role as manager is under the supervision and direction of our Board. Our Advisor is responsible for, among other responsibilities, (i) the selection, purchase and sale of our portfolio of assets, (ii) our financing activities, and (iii) providing us with advisory services. Our Advisor is responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to our and our subsidiaries' assets and operations as may be appropriate, which may include, without limitation, the following:

            (i)  forming the investment committee, which will propose guidelines to be approved by a majority of our independent directors;

           (ii)  serving as our consultant with respect to the periodic review of the guidelines and other parameters for our assets, financing activities and operations, any modifications to which will be approved by a majority of our independent directors, and other policies for approval by our Board;

          (iii)  providing us with portfolio management;

          (iv)  investigating, analyzing and selecting possible opportunities and acquiring, financing, retaining, selling, restructuring or disposing of assets consistent with our guidelines;

           (v)  with respect to prospective purchases, sales or exchanges of assets, conducting negotiations on our behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives;

          (vi)  advising us on and negotiating and entering into, on our behalf, repurchase agreements, interest rate swap agreements and other hedging instruments, and all other agreements and instruments required for us to conduct our business;

         (vii)  engaging and supervising, on our behalf and at our expense, independent contractors which provide investment banking, mortgage brokerage, securities brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services (including transfer agent and registrar services) as may be required relating to our assets (or potential assets);

        (viii)  coordinating and managing operations of any co-investment interests or joint venture held by us and conducting all matters with the co-investment partners or joint venture;

          (ix)  providing executive and administrative personnel, office space and office services required in rendering services to us;

           (x)  administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Advisor and our Board, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

          (xi)  communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy any reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

         (xii)  counseling us in connection with policy decisions to be made by our Board;

        (xiii)  evaluating and recommending to our Board hedging strategies and engaging in hedging activities on our behalf, consistent with such strategies as so modified from time to time, with our qualification as a REIT and with our guidelines;

        (xiv)  counseling us regarding the maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Internal Revenue Code and Treasury Regulations thereunder and using commercially reasonable efforts to cause us to qualify for taxation as a REIT;

         (xv)  counseling us regarding the maintenance of our exemption and our subsidiaries' exemptions from the status of an investment company required to register under the 1940 Act, monitoring compliance with the requirements for maintaining such exemptions and using commercially reasonable efforts to cause us and our subsidiaries to maintain such exemptions from such status;

        (xvi)  assisting us in developing criteria for asset purchase commitments that are specifically tailored to our objectives and strategies and making available to us its knowledge and experience with respect to our target assets, other real estate-related assets and non-real estate-related assets;

       (xvii)  furnishing reports and statistical and economic research to us regarding our activities and services performed for us by our Advisor;

      (xviii)  monitoring the operating performance of our assets and providing periodic reports with respect thereto to our Board, including comparative information with respect to such operating performance and budgeted or projected operating results;

        (xix)  deploying and redeploying any moneys and securities of ours (including acquiring short-term assets pending the acquisition of other assets, payment of fees, costs and expenses, or payments of dividends to our stockholders) and advising us as to our capital structure and capital raising;

         (xx)  assisting us in retaining qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting systems and procedures, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Internal Revenue Code applicable to REITs and to conduct quarterly compliance reviews with respect thereto;

        (xxi)  assisting us to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

       (xxii)  assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act or the Securities Act, or by any securities exchange requirements;

      (xxiii)  assisting us in taking all necessary actions to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Internal Revenue Code applicable to REITs;

      (xxiv)  placing, or arranging for the placement of, all orders pursuant to our Advisor's investment determinations for us either directly with the issuer or with a broker or dealer (including any affiliated broker or dealer);

       (xxv)  handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) on our behalf in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with our Advisor or its affiliates), subject to such limitations or parameters as may be imposed from time to time by our Board;

      (xxvi)  using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by our Board from time to time;

    (xxvii)  arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

   (xxviii)  advising us with respect to and structuring long-term financing vehicles for our portfolio of assets, and offering and selling securities publicly or privately in connection with any such structured financing;

      (xxix)  performing such other services as may be required from time to time for management and other activities relating to our assets and business as our Board shall reasonably request or our Advisor shall deem appropriate under the particular circumstances; and

       (xxx)  using commercially reasonable efforts to cause us to comply with all applicable laws.

        Pursuant to the Investment Advisory Agreement, our Advisor does not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our Board in following or declining to follow its advice or recommendations. Our Advisor, its officers, stockholders, members, managers, partners, directors and personnel, any person controlling or controlled by our Advisor, including ZAIS, and any person providing sub-advisory services to our Advisor are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the Investment Advisory Agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify our Advisor, its officers, stockholders, members, managers, partners, directors and personnel, any person controlling or controlled by our Advisor, including ZAIS, and any person providing sub-advisory services to our Advisor with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Advisor not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Investment Advisory Agreement. Our Advisor has agreed to indemnify us and our directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Advisor constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the Investment Advisory Agreement. Our Advisor is not liable for trade errors that may result from ordinary negligence, such as errors in the investment decision making process (for example, a transaction was effected in violation of our guidelines) or in the trade process (for example, a buy order was entered instead of a sell order, or the wrong security was purchased or sold, or a security was purchased or sold in an amount or at a price other than the correct amount or price). Notwithstanding the foregoing, our Advisor carries "errors and omissions" insurance.

        Pursuant to the terms of our Investment Advisory Agreement, our Advisor and its affiliates provide us with our management team, including our chief executive officer and chief financial officer, along with appropriate support personnel. Each of our officers and directors is also an employee of our Advisor or its affiliates. We do not have any employees. Our Advisor and its affiliates are not obligated to dedicate any of their respective employees exclusively to us, nor are our Advisor, its affiliates or any of their employees obligated to dedicate any specific portion of its or their time to our business. Our Advisor is at all times subject to the supervision and oversight of our Board.

        The Investment Advisory Agreement may be amended or modified by agreement between us and our Advisor. The initial term of our Investment Advisory Agreement with our Advisor only extends until the third anniversary of our listing, with automatic one-year renewal terms on each anniversary date thereafter unless previously terminated as described below. Our Board will review our Advisor's performance and the management fees annually and, following the three-year initial term, the Investment Advisory Agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors or by a vote of the holders of at least two-thirds of the outstanding shares of our common stock (other than those shares held by certain parties related to us, including our members, principals, employees and affiliates), based upon (i) unsatisfactory performance that is materially detrimental to us or (ii) our determination that the management fees payable to our Advisor are not fair, subject to our Advisor's right to prevent such termination due to unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We must provide 180 days' prior notice of any such termination. Unless terminated for cause, our Advisor will be paid a termination fee equal to three times the average annual advisory fee earned by our Advisor during the 24-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal year before the date of termination.

        We may also terminate the Investment Advisory Agreement at any time, including during the three-year initial term, without the payment of any termination fee, with 30 days' prior written notice from our Board for cause, which is defined as:

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  our Advisor's continued material breach of any provision of the Investment Advisory Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Advisor, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

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  our Advisor's fraud, misappropriation of funds, or embezzlement against us;

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  our Advisor's gross negligence of its duties under the Investment Advisory Agreement;

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  the occurrence of certain events with respect to the bankruptcy or insolvency of our Advisor, including an order for relief in an involuntary bankruptcy case or our Advisor authorizing or filing a voluntary bankruptcy petition;

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  our Advisor being convicted (including a plea of nolo contendere) of a felony; or

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  the dissolution of our Advisor.

        Our Advisor may generally only assign the Investment Advisory Agreement or any of its duties thereunder with the written approval of a majority of our directors. Our Advisor, however, may assign the Investment Advisory Agreement or any of its duties thereunder to any majority-owned and controlled affiliates of ZAIS without the approval of our directors if such assignment does not require our approval under the Investment Advisers Act of 1940. It is expected that, in the event of such an assignment, ZAIS employees will support the affiliate in providing services to us.

        Our Advisor may terminate the Investment Advisory Agreement if we become required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee. Our Advisor may also decline to renew the Investment Advisory Agreement following the three-year initial term by providing us with 180 days written notice, in which case we would not be required to pay a termination fee. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us, our Advisor may terminate the Investment Advisory Agreement upon 60 days written notice. If the Investment Advisory Agreement is terminated by our Advisor upon our breach, we would be required to pay our Advisor the termination fee described above.

Advisory Fees, Expense Reimbursements and Termination Fee

        We do not maintain an office or employ personnel. Instead we rely on the facilities and resources of our Advisor and its affiliates to conduct our day-to-day operations. Expense reimbursements to our Advisor are made in cash on a quarterly basis following the end of each quarter.

     Advisory Fee

        Our Operating Partnership will pay to our Advisor an advisory fee, calculated and payable quarterly in arrears, equal to 1.5%, calculated and payable (in cash) quarterly in arrears, per annum of our Stockholders' Equity (as defined below). This fee totaled $0.7 million for the nine-month period ended September 30, 2012.

        "Stockholders' Equity" means our net asset value of our Operating Partnership at completion of this offering, plus the sum of the net proceeds from all issuances of our capital stock and our Operating Partnership's equity securities (exclusive of Operating Partnership equity securities held by us or our controlled subsidiaries) following the completion of this offering (allocated on a pro rata basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we pay to repurchase common stock following the closing of this offering, and excluding any unrealized gains, losses or other items that do not affect realized net income (regardless of whether such items are included in other comprehensive income or loss, or in net income). This amount is adjusted to exclude one-time events pursuant to changes in U.S. generally accepted accounting principles (or U.S. GAAP) and certain other non-cash items after discussions between our Advisor and our independent directors and approved by a majority of our independent directors. For purposes of calculating Stockholders' Equity, outstanding OP units (other than OP units held by us) are treated as outstanding shares of our capital stock. The definition of Stockholders' Equity for purposes of determining the advisory fee that we will pay our Advisor is different than the determination of stockholders' equity under U.S. GAAP. Our Advisor uses the proceeds from its advisory fee in part to pay compensation to its officers and personnel who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us.

        Our Advisor's advisory fee shall be calculated within 30 days after the end of each quarter and such calculation shall be promptly delivered to us. Our Operating Partnership is obligated to pay the advisory fee in cash within five business days after delivery to us of the written statement of our Advisor setting forth the computation of the advisory fee for such quarter.

     Reimbursement of Expenses

        Because our Advisor's personnel perform certain services, which may include accounting, due diligence tasks and other services, that outside professionals or outside consultants otherwise would perform, our Advisor is paid or reimbursed for the documented cost of performing such tasks, provided that such costs and reimbursements are in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis.

        We also pay all operating expenses, except those specifically required to be borne by our Advisor under the Investment Advisory Agreement. Our Advisor has agreed to pay for expenses related to this offering in excess of $1.2 million. The expenses required to be paid by us include:

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  expenses in connection with the issuance and transaction costs incident to the acquisition, disposition and financing of our assets;

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  costs of legal, tax, accounting, third party administrators for the establishment and maintenance of the books and records, consulting, auditing, administrative and other similar services rendered for us by providers retained by our Advisor or, if provided by our Advisor's personnel, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis;

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  the compensation and expenses of our directors and the cost of liability insurance to indemnify our directors and officers;

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  costs associated with the establishment and maintenance of any of our repurchase agreements or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our securities offerings;

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  expenses connected with communications to holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with any applicable reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our stock on any exchange, the fees payable by us to any such exchange in connection with its listing, and the costs of preparing, printing and mailing our annual report to our stockholders and proxy materials with respect to any meeting of our stockholders;

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  costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us;

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  expenses incurred by managers, officers, personnel and agents of our Advisor for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of our Advisor in connection with the purchase, financing, refinancing, sale or other disposition of an asset or establishment and maintenance of any of our repurchase agreements or other financings or any of our securities offerings or exchange offerings;

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  costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses, including any research services utilized by our Advisor on our behalf;

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  compensation and expenses of our custodian and transfer agent, if any;

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  the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency;

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  all taxes and license fees;

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  all insurance costs incurred in connection with the operation of our business;

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  costs and expenses incurred in contracting with third parties, including affiliates of our Advisor, for the servicing and special servicing of our assets;

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  all other costs and expenses relating to our business operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of assets, including appraisal, reporting, audit and legal fees;

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  expenses relating to any office(s) or office facilities, including disaster backup recovery sites and facilities, maintained for us or our assets separate from the office or offices of our Advisor;

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  expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by the Board to or on account of holders of our securities or of our subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;

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  any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against us or any subsidiary, or against any trustee, director or officer of our Company or of any subsidiary in his capacity as such for which we or any subsidiary is required to indemnify such trustee, director or officer by any court or governmental agency;

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  expenses incurred in connection with obtaining and maintaining "errors and omissions" insurance coverage and other insurance coverage which is customarily carried by property, asset and investment managers performing functions similar to those of our Advisor in an amount which is comparable to that customarily maintained by other managers or servicers of similar assets; and

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  all other expenses actually incurred by our Advisor (except as described below) which are reasonably necessary for the performance by our Advisor of its duties and functions under the Investment Advisory Agreement.

        In addition, we may be required to pay our pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of our Advisor and its affiliates required for our operations. These expenses will be allocated between our Advisor and us based on the ratio of our proportion of gross assets compared to all remaining gross assets managed or held by our Advisor as calculated at each quarter end. We and our Advisor will modify this allocation methodology, subject to the approval of our independent directors if the allocation becomes inequitable based on, among other things, significant leverage differences between us and our Advisor's other clients.

     Termination Fee

        A termination fee will be payable in the event that the Investment Advisory Agreement is terminated without cause upon the affirmative vote of at least two-thirds of our independent directors or the holders of at least two-thirds of our outstanding common stock (other than those shares held by certain parties related to us, including our members, principals, employees and affiliates), based upon unsatisfactory performance by our Advisor that is materially detrimental to us or a determination that the compensation payable to our Advisor under the Investment Advisory Agreement is not fair, unless our Advisor agrees to compensation that at least two-thirds of our independent directors determine is fair. The termination fee will be equal to three times the average annual advisory fee earned by our Advisor during the prior 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal year prior to the date of termination.

Grants of Equity Compensation to Our Officers and Directors and Officers and Employees of Our Advisor and Its Affiliates

        Prior to the completion of this offering, we intend to adopt a 2012 equity incentive plan whereby the compensation committee of our Board will be authorized to approve grants of equity-based awards to our officers and directors and officers and employees of our Advisor and its affiliates. Our equity incentive plan will provide for grants of       % of the shares of common stock issued and outstanding from time to time following the completion of this offering. No awards will be issued in connection with this offering.

Shared Facilities and Services Agreement

        Pursuant to the terms of the Investment Advisory Agreement, our Advisor and its affiliates provide us with our executive officers. Our Advisor is at all times subject to the supervision and oversight of our Board and has only such functions and authority as we delegate to it. Our Advisor has entered into a shared facilities and services agreement with ZAIS, pursuant to which ZAIS provides our Advisor with the personnel needed for our Advisor to provide us with our executive officers and access to, among other things, ZAIS's information technology, office space, personnel and other resources necessary to enable our Advisor to perform its obligations under the Investment Advisory Agreement. Our Advisor also benefits from ZAIS's finance and administration functions, which address compliance, investor relations and operational matters, including portfolio management, trade allocation and execution, securities valuation, risk management and information technologies in connection with the performance of our Advisor's duties.

Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS

        ZAIS was established in 1997 and is an SEC-registered investment adviser specializing in structured credit, including residential whole loans, RMBS and ABS. As of September 30, 2012, ZAIS estimates that it had approximately $5.5 billion of assets under management (comprised of the net asset value of ZAIS-managed funds, and the aggregate principal balance of CDO vehicles and other entities, which do not mark their securities to fair market value under U.S. GAAP) and has built long-term relationships with a global investor base, including public and private pension funds, endowment/foundations, insurance companies, family offices, fund of funds, sovereign wealth funds and investment advisors. ZAIS manages these assets using a range of strategies and investment vehicles, including private equity-style funds and separately managed accounts.

     Matrix V Funds

        In 2006, ZAIS formed the Matrix V Funds, which are private investment vehicles with finite investment periods that primarily focus on investing in collateral loan obligations, CDO securities and RMBS assets, primarily subordinate and distressed credits. These funds were formed to take advantage of ZAIS's view, at the time, that well structured CLOs and select subordinate ABS CDO tranches offered attractive risk and return characteristics and that over time, the U.S. RMBS market could become distressed and offer investment opportunities. The reinvestment period for Matrix V-A and V-B ended in 2008 and for Matrix V-C, in 2010. Matrix V-A and V-B did not employ explicit leverage. The Matrix V Funds have been returning capital to investors periodically since the end of their respective reinvestment periods from interest, amortizations and sales of assets in the portfolio.

        As of September 30, 2012, the aggregate portfolio of the Matrix V Funds had a net asset value of $42.2 million. The funds' investments had an aggregate fair market value of $52.4 million, which was comprised entirely of non-Agency RMBS.

        The economic downturn and the disruption of financial markets which started in 2007 had a negative impact on the prices of structured products, particularly non-Agency RMBS. A decrease in home prices and an increase in unemployment rates caused default and loss rates of collateral backing non-Agency RMBS to rise to levels much higher than projected at the time of issuance of these securities. A number of factors, including reduced liquidity, the unavailability of financing in the capital markets, downgrades of RMBS by credit agencies and general risk aversion by investors caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market conditions adversely affected the prices of non-Agency RMBS from the middle of 2007 until early 2009. As the economic recovery progressed, prices of these securities have improved.

     Matrix VI Funds

        Beginning in late 2007, ZAIS formed the Matrix VI Funds, which are private investment vehicles with finite investment periods that deploy a long-only, unlevered strategy that sought to capitalize on the market dislocation and leverage unwind in the mortgage securities sector. These funds were formed to take advantage of ZAIS's view that re-assessment of credit risk would cause a deteriorating and volatile market environment that would lead to numerous distressed investment opportunities. The Matrix VI Funds focus on distressed investment opportunities primarily in the U.S. non-Agency RMBS market. These funds have exited their reinvestment periods and are now periodically returning capital to investors from interest, amortizations and sales of assets in the portfolios. As of September 30, 2012, the aggregate portfolio of the Matrix VI Funds had a net asset value of $169.4 million. The funds' investments had an aggregate fair market value of $178.1 million, which was comprised of 96.7% RMBS. In contrast to the Matrix VI Funds, we do not expect to focus our strategy on exclusively distressed assets and we expect to deploy borrowings as part of our business strategy.

        The economic downturn and the disruption of financial markets which started in 2007 had a negative impact on the prices of structured products, particularly non-Agency RMBS. A decrease in home prices and an increase in unemployment rates caused default and loss rates of collateral backing non-Agency RMBS to rise to levels much higher than projected at the time of issuance of these securities. A number of factors, including reduced liquidity, the unavailability of financing in the capital markets, downgrades of RMBS by credit agencies and general risk aversion by investors caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market conditions adversely affected the prices of non-Agency RMBS from the middle of 2007 until early 2009. As the economic recovery progressed, prices of these securities have improved.

     ZAIS Managed Accounts

        ZAIS has established various Managed Accounts which are private investment vehicles for individual investors. These managed accounts focus on opportunities in the RMBS sector and utilize a strategy similar to the Matrix VI Fund strategy. Pursuant to the management agreements that establish investment guidelines and that govern the relationship between ZAIS and investors participating in the Managed Accounts, ZAIS controls all aspects of asset selection and disposition. As of September 30, 2012, the aggregate portfolio of the Managed Accounts had a net asset value of $40.1 million, and the combined investments of the Managed Accounts had a fair market value of $41.5 million, which consisted entirely of non-Agency RMBS. In contrast to the Managed Accounts, we expect to invest in a broader portfolio of our target assets, including Agency RMBS and whole loans.

        Although the investment objectives and strategies of certain of the ZAIS Funds and Managed Accounts may be considered similar in some aspects to our objectives and strategies, there are, as indicated above, significant differences in both assets mix and use of borrowings.

     SerVertis Fund

        In August 2008, ZAIS formed the SerVertis Fund. The SerVertis Fund is a private investment vehicle with an investment strategy focused on acquiring distressed residential loan portfolios (whether through loan acquisitions or structured securities backed by residential loans), consisting primarily of current loans as opposed to delinquent loans, and controlling the loans by utilizing the mortgage servicing and collections platform of a mortgage servicer with which ZAIS has formed a strategic relationship. The SerVertis Fund has also invested, from time to time, in non-Agency RMBS. The SerVertis Fund was formed to capitalize on the need for financial institutions to shed high risk assets to raise capital and improve performance on existing assets through better loan servicing. The SerVertis Fund can employ leverage of up to 100% of its commitments, not including any term, non-recourse specific asset or pool financing, and, as of September 30, 2012, had total debt equal to approximately 34% of its net asset value.

        As of September 30, 2012, the SerVertis Fund had a net asset value of $784.2 million. The fund's investments had a fair market value of $1.0 billion which included 6,955 residential whole loans (including RMBS securities backed by such loans for which the SerVertis Fund owns all tranches issued by the related securitization vehicle) with a fair market value of $988.4 million, which represented 94.6% of its total investments, as of such date. Approximately 73% of these loans were current on their contractual obligations, as measured by unpaid principal balance, with the remainder being delinquent. In contrast to the SerVertis Fund, we expect to invest in RMBS and we expect to deploy more borrowings as part of our business strategy. See "Business—Financing Strategy."

        The economic downturn and the disruption of financial markets which started in 2007 had a negative impact on the prices of structured products, particularly non-Agency RMBS. A decrease in home prices and an increase in unemployment rates caused default and loss rates of collateral backing non-Agency RMBS to rise to levels much higher than projected at the time of issuance of these securities. A number of factors, including reduced liquidity, the unavailability of financing in the capital markets, downgrades of RMBS by credit agencies and general risk aversion by investors caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market conditions adversely affected the prices of residential whole loans, and impacted the relative amount of cash, held by the SerVertis Fund from late 2008 to early 2010. As the economic recovery progressed, prices of these securities have improved.

     The ZAIS Mortgage Securities Fund, the Inari Fund and the Cayman Portfolio Fund

        In 2012, ZAIS formed the ZAIS Mortgage Securities Fund and the Inari Fund. Additionally, in 2012, ZAIS entered into an investment advisory agreement to serve as the investment advisor to the Cayman Portfolio Fund. ZAIS serves as the investment advisor to each of these funds, which deploy predominantly long strategies focused on opportunities in the RMBS sector and, in some instances, utilize explicit leverage and utilize derivative financial instruments to mitigate mark-to-market risk on the predominantly long positions held by each fund. As of September 30, 2012, the ZAIS Mortgage Securities Fund had a net asset value of $154.2 million, and its investments had a fair market value of $152.1 million, which consisted entirely of non-Agency RMBS. As of September 30, 2012, the Inari Fund had a net asset value of $104.0 million, and its investments had a fair market value of $102.6 million, which consisted entirely of non-Agency RMBS. As of September 30, 2012, the Cayman Portfolio Fund had a net asset value of $71.9 million, and its investments had a fair market value of $67.4 million, which consisted of 94.0% non-Agency RMBS.

     Our Company

        We commenced operations on July 29, 2011. ZAIS supported the organization of our company in order to provide investors with the opportunity to invest in a specialty finance company that primarily invests in, finances and manages both non-Agency and Agency RMBS, residential whole loans and other asset classes. Our strategy includes the use of borrowings. ZAIS positioned our company so that it could ultimately be listed on a national securities exchange and thereby provide investors with the opportunity to achieve liquidity in their investments through the sale of their shares of common stock on that exchange.

     Summary Performance

        The following tables set out certain information for the period ended September 30, 2012 related to our company as well as the ZAIS Funds and Managed Accounts. The tables include, all of the private equity-style funds and hedge funds managed by ZAIS focused on investing in RMBS and/or whole loans since 2006, other than certain private equity-style funds whose predominant investment thesis was the shorting of RMBS, certain structured vehicles (i.e., CDOs) that contained RMBS exposure for which ZAIS served as the collateral manager and one fund for which ZAIS assumed asset management responsibilities from a prior manager. There are significant differences between our investment policies and those of the ZAIS Funds and Managed Accounts specified below. Accordingly, the performance of these portfolios is not necessarily indicative of our potential performance.

     Performance of ZAIS RMBS and Whole Loan Funds (Unaudited)

			Total Capital Drawn		Total Capital Returned
							Gross IRR (3)
Fund	Inception Date	Liquidation Date	(in millions) (1)		(in millions) (1)(2)				Net IRR (3)
ZAIS Financial Corp.	July 2011	N/A	$60.45		$3.26(4)		17.55	%(4)	N/A
Matrix VI Funds
Matrix VI-A	January 2008	N/A	$232.65		$251.48		11.34%		9.41%
Matrix VI-B	January 2008	N/A	$111.22		$140.33		15.15%		12.68%
Matrix VI-C	September 2007	N/A	$276.74		$293.09		7.14%		6.01%
Matrix VI-D	January 2008	September 2010	$75.00		$87.86		10.81%		8.75%
Matrix VI-F	January 2008	N/A	$108.90		$103.95		9.92%		8.59%
Matrix VI-I	April 2008	N/A	$75.10		$67.58		12.17%		10.10%
ZAIS CL	March 2008	September 2010	$116.94		$132.37		9.66%		7.64%
Matrix V Funds
Matrix V-A	November 2006	N/A	$143.28		$113.74		-5.24%		-5.24%
Matrix V-B	November 2006	N/A	$102.86		$81.90		-5.76%		-5.76%
Matrix V-C	July 2006	N/A	$182.50		$274.31		18.73%		15.50%
SerVertis (5)	August 2008	N/A	$726.91		$75.02		5.34%		5.34%
ZAIS Mortgage Securities	March 2012	N/A	$140.20	(5)	$0.92	(6)	23.52%		21.07%
Inari Fund	July 2012	N/A	$100.00		—		23.38%		21.15%
Cayman Portfolio Fund	April 2012	N/A	$67.0		—		33.28%		27.89%

     Performance of ZAIS RMBS Managed Accounts (Unaudited)

			Total Capital Drawn	Total Capital Returned
					Gross IRR (3)
Managed Accounts	Inception Date	Liquidation Date	(in millions) (1)	(in millions) (1)(2)		Net IRR (3)
#1	March 2010	June 2012	$19.50	$23.21	9.90%	9.36%
#2	May 2009	N/A	$25.00	$29.55	22.24%	18.76%
#3	June 2009	N/A	$35.00	$15.00	23.80%	19.93%
#4	September 2009	February 2011	$50.00	$61.52	24.09%	20.75%

(1)
Amounts reflected herein are from inception through September 30, 2012 for all investors subject to and not subject to advisory fees and incentive allocations/fees (including those investors which have fully redeemed/withdrawn).

(2)
Includes operating distributions/dividends and redemptions/withdrawals. Redemptions/withdrawals are net of incentive allocation/fees and redemption penalties paid by the investor (if any).

(3)
Internal rates of return, or IRRs, are computed in accordance with each ZAIS Fund's or Managed Account's documentation. IRR is the rate of return of an investment over a holding period expressed as a percentage of the investment representing the annualized effective discount rate that makes the net present value of all cash outflows (the cost of the investment) and cash inflows (revenue on the investment) equal to zero. The IRRs are calculated based on the actual dates of the cash flows and the residual values of the ZAIS Funds and Managed Accounts at September 30, 2012. For existing ZAIS Funds and Managed Accounts, IRRs have been calculated for the period from inception through September 30, 2012 for investors remaining in the ZAIS Fund or Managed Account as of September 30, 2012 and which are subject to advisory fees and incentive allocation/fees. For liquidated ZAIS Funds and Managed Accounts, IRRs have been calculated for the period from inception through the liquidation date for all investors which were subject to and not subject to advisory fees and incentive allocation/fees during the period of time that the ZAIS Fund or Managed Account was in existence. "Net" IRR is computed after the deduction of incentive fees paid and/or accrued. "Gross" IRR is computed before deduction of incentive fees paid and/or accrued.

(4)
Results do not reflect share repurchases paid or to be paid subsequent to September 30, 2012 which were recorded as a liability in the September 30, 2012 unaudited quarterly financial statements.

(5)
Amounts reflect the performance of the SerVertis Master Fund and not the individual performances of the feeder funds that invest in the SerVertis Fund.

(6)
Amounts do not reflect capital subscribed or redeemed resulting from transfers between accounts of this fund which were reported as subscriptions or redemptions for the same amounts. The investors in this fund consist of multiple accounts related to a single investor.

MANAGEMENT

Our Directors, Director Nominees and Officers

        Upon completion of this offering, our Board will be comprised of seven members. Our Board is currently comprised of three members. In connection with the closing of this offering, we expect that our Board will increase its size to seven directors by electing four other individuals to serve on our Board, who our Board expects to determine for these newly appointed directors will satisfy the listing standards for independence of the NYSE. Our bylaws provide that a majority of the entire Board may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than the minimum number required by the MGCL nor more than 15.

        The following sets forth certain information with respect to our directors, director nominees and officers and other key personnel:

Name	Age	Position Held with Our Company
Christian Zugel	52	Chairman of the Board
Michael Szymanski	46	Chief Executive Officer, President and Director
Denise Crowley	39	Director
Paul McDade	48	Chief Financial Officer and Treasurer
Brian Hargrave	43	Chief Investment Officer
Steven Haber	34	Secretary
		Director Nominee
		Director Nominee
		Director Nominee

Biographical Information

     Directors and Officers

        For biographical information on Messrs. Zugel, Szymanski, McDade and Hargrave and Ms. Crowley, see "Our Advisor and the Investment Advisory Agreement—Key Personnel of ZAIS and Our Advisor."

Executive and Director Compensation

     Executive Compensation

        Because our Investment Advisory Agreement provides that our Advisor is responsible for managing our affairs, our officers, who are employees of our Advisor, do not receive cash compensation from us for serving as our officers.

        Except for certain equity grants and except as set forth above, our Advisor or one of its affiliates compensates each of our officers. We pay our Advisor an advisory fee and our Advisor uses the proceeds from the advisory fee in part to pay compensation to its personnel. Prior to the completion of this offering, we intend to adopt a 2012 equity incentive plan to provide incentive compensation to our officers, our non employee directors, our Advisor's personnel and other service providers to encourage their efforts toward our continued success, long-term growth and profitability and to attract, reward and retain key personnel. See "—Equity Incentive Plan" for detailed description of our 2012 equity incentive plan.

     Compensation of Directors

        We will pay a $         annual base director's fee to each of our independent directors. Base directors' fees will be paid          % in cash and         % in equity-based awards, which will vest

in equal installments, after issuance, on the first business day of each fiscal quarter over                  years. In addition, each independent director who serves on the audit, compensation and nominating and corporate governance committees will receive an annual cash retainer of $         , $         and $         respectively, and the chairs of the audit, compensation and nominating and corporate governance committees will receive an additional annual cash retainer of $         , $         and $         , respectively. Each independent director will receive a fee of $         for attending each full Board meeting. We will also reimburse all members of our Board for their travel expenses incurred in connection with their attendance at full Board and committee meetings.

        Our independent directors will also generally be eligible to receive restricted common stock, options and other stock based equity awards under our 2012 equity incentive plan.

        We will pay directors' fees only to those directors who are independent under the NYSE listing standards.

Corporate Governance—Board of Directors and Committees

        Our business is managed by our Advisor, subject to the supervision and oversight of our Board, which has established investment guidelines for our Advisor to follow in its day to day management of our business. Upon completion of this offering, a majority of our Board will be "independent," as determined by the requirements of the NYSE. Our directors keep informed about our business by attendance at meetings of our board and its committees and through supplemental reports and communications. Our independent directors meet regularly in executive sessions without the presence of our corporate officers or non independent directors.

        Upon completion of this offering, our Board will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will be composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

     Audit Committee

        The audit committee will comprise             ,              , and             , each of whom will be an independent director and "financially literate" under the rules of the NYSE.             will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the SEC. The audit committee will be responsible for engaging an independent registered public accounting firm, preparing audit committee reports, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

     Compensation Committee

        The compensation committee will comprise         ,          and         , each of whom will be an independent director.         will chair our compensation committee. The principal functions of the compensation committee will be to (i) evaluate the performance of our officers, (ii) review the compensation payable to our officers, (iii) evaluate the performance of our

Advisor, (iv) review the compensation and fees payable to our Advisor under the Investment Advisory Agreement, (v) prepare compensation committee reports and (vi) administer our proposed 2012 equity incentive plan.

     Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will comprise         and         , each of whom will be an independent director.         will chair our nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and will approve and recommend to the full Board the appointment of each of our officers.

        The nominating and corporate governance committee will also periodically prepare and submit to the Board for adoption the committee's selection criteria for director nominees. It will review and make recommendations on matters involving general operation of the Board and our corporate governance and will annually recommend to the Board nominees for each committee of the Board. In addition, the committee will annually facilitate the assessment of the Board's performance as a whole and of the individual directors and report thereon to the Board.

Code of Business Conduct and Ethics

        Our code of business conduct and ethics applies to our officers and directors and to our Advisor's personnel when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  •
  full, fair, accurate, timely and understandable disclosure in our public communications;

  •
  compliance with applicable governmental laws, rules and regulations;

  •
  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

  •
  accountability for adherence to the code.

        Any waiver of the code of business conduct and ethics for our officers or directors may be made only by our Board or one of our Board committees and will be promptly disclosed if and to the extent required by law or stock exchange regulations.

Conflicts of Interest

     Asset Allocations

        We are dependent on our Advisor for our day-to-day management, and we do not have any independent officers or employees. Each of our officers and directors is also an employee of our Advisor or its affiliates. Our Investment Advisory Agreement with our Advisor was negotiated between related parties and its terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated on an arm's-length basis with unaffiliated third parties. In addition, the ability of our Advisor and its officers and personnel to engage in other business activities, including the management of other entities and separate accounts, may reduce the time our Advisor and its officers and personnel spend managing us.

        Various potential and actual conflicts of interest may arise from the overall investment activities of our Advisor, its affiliates, investment management clients or investment funds managed by it. ZAIS serves as the investment adviser to a series of funds and certain dedicated funds, which also invest in our target assets. In 2006, ZAIS formed the Matrix V Funds, which are private investment vehicles with finite investment periods that primarily focus on investing in collateral loan obligations, CDO securities and RMBS assets, primarily subordinate and distressed credits. Beginning in late 2007, ZAIS formed the Matrix VI Funds, which are private investment vehicles with finite investment periods that deploy a long-only, unlevered strategy that sought to capitalize on the market dislocation and leverage unwind in the mortgage securities sector. ZAIS also formed the Managed Accounts which are accounts for certain institutional investors seeking to capitalize on a strategy similar to the Matrix VI Funds through a separate managed account format.

        In August 2008, ZAIS formed the SerVertis Fund. The SerVertis Fund is a private investment vehicle with an investment strategy focused on acquiring distressed residential loan portfolios (whether through loan acquisitions or structured securities backed by residential loans), consisting primarily of current loans as opposed to delinquent loans, and controlling the loans by utilizing the mortgage servicing and collections platform of a mortgage servicer with which ZAIS has formed a strategic relationship. While the reinvestment periods have ended for the Matrix Funds and the SerVertis Fund has only limited reinvestment capacity since it has exited its commitment period, certain conflicts of interest may still exist with respect to these funds, including, circumstances where we may purchase assets being disposed of by the Matrix Funds and the SerVertis Fund as they begin to liquidate various assets.

        In 2012, ZAIS formed the ZAIS Mortgage Securities Fund and the Inari Fund. Additionally, in 2012, ZAIS entered into an investment advisory agreement to serve as the investment advisor to the Cayman Portfolio Fund. ZAIS serves as the investment advisor to each of these funds formed in 2012, which deploy predominantly long strategies focused on opportunities in the RMBS sector and, in some instances, utilize explicit leverage and utilize derivative financial instruments to mitigate mark-to-market risk on the predominantly long positions held by each fund. In addition to RMBS and residential mortgage loan focused funds, in 2003, ZAIS established the ZAIS Opportunity Fund with a focus on investing in various structured finance securities, including a permitted investment in certain of our target assets. Unlike the Matrix Funds and the SerVertis Fund, the ZAIS Opportunity Fund has no defined reinvestment period and the ability to accept new subscriptions of capital. Accordingly, we may compete with the ZAIS Opportunity Fund for both our target assets and for ZAIS's resources. ZAIS has also served as the collateral manager of a number of CDO vehicles, some of which encountered events of default as a result of ratings downgrades during the recent financial crisis.

        Certain of the Other Clients have significant uninvested capital and will likely compete with us. Accordingly, we and the Other Clients may co-invest in many of the same securities and issues. The Other Clients may also invest in target assets that would be appropriate investments for us. Our Advisor intends to allocate investment opportunities to us and the Other Clients in a fair and equitable manner, consistent with our and the Other Clients' investment objectives and approaches. However, this policy does not require our Advisor to act in a way that is favorable to us, and such investments made on our behalf may be different from those made on behalf of the Other Clients.

        Our Advisor, its affiliates and/or the Other Clients may have economic interests in or other relationships with issuers in whose obligations or securities we may invest. In particular, such persons may make and/or hold an investment in an issuer's securities that may be pari passu, senior or junior in ranking to an investment in such issuer's securities made and/or held by

us. In particular, we and the Other Clients may also hold different tranches of the same RMBS or CDO securities where the tranche of an RMBS or CDO security held by us may be subordinate or senior to the tranche held by the Other Clients. We may also invest in an issuer's securities in which our Advisor, its affiliates and/or the Other Clients serve on boards of directors, or own an equity interest, have a financial interest or otherwise have ongoing relationships. Each of such ownership and other relationships may result in securities laws restrictions on transactions in such securities by us and otherwise create conflicts of interest for us. In such instances, our Advisor and its affiliates may in their discretion make investment recommendations and decisions that may be the same as or different from those made with respect to us. Additionally, we and the Other Clients may take adverse positions in the same securities and issues and we and the Other Clients may choose to liquidate positions at different times.

        In addition to the existing funds for which ZAIS acts as investment advisor, ZAIS may, in the future, establish new funds or enter into new managed account arrangements with investment strategies that are substantially similar to our strategy, including funds and accounts investing primarily in our target assets, including RMBS and residential mortgage loans. ZAIS will allocate investments between us and such other funds in a fair and equitable manner, taking into account any capacity or liquidity constraints.

        Although the officers and employees of our Advisor and its affiliates devote as much time to us as each of them deems appropriate, they may have conflicts in allocating their time and services among us, their affiliates, and the Other Clients. In the course of performing its duties to us, our Advisor may consider its relationships with its affiliates and their respective clients. Our Advisor may decline to pursue a particular investment opportunity on our behalf in view of such relationships. In providing services to Other Clients, our Advisor and its affiliates may recommend activities that would compete with or otherwise adversely affect us.

        In addition, our Advisor, its affiliates, its investment management clients and investment funds managed by it in connection with their other business activities, may acquire material non-public confidential information that may restrict them from purchasing securities or selling securities (or recommending purchases or sales) for itself or its clients or otherwise using such information for the benefit of their clients or themselves. Accordingly, during certain periods or in certain circumstances, our Advisor may be unable as a result of such restrictions to buy or sell securities or to take other actions that it might consider to be in our best interests.

        Our Advisor and one or more of its affiliates may hold equity or other interests in the collateral managers of issuers in whose securities we have invested or may invest, or any reference entities referred to in CDS contracts or ABS indices, and receives and may continue to receive such equity interests or distributions in respect thereof from such collateral managers as a result of our investment or other funds or issuers for which our Advisor acts as investment advisor. Receipt of any such interests or amounts will be solely the property of our Advisor or such affiliate(s), as the case may be, without any credit to us or any reduction in the fees payable by us to our Advisor. In addition, our Advisor may take a long (or short) position for one or more Other Clients in an investment in which we are short (or long). More particularly, our Advisor or its affiliates may serve as collateral manager or investment adviser for an Other Client (including a CDO) whose reference portfolio contains long positions in the same reference obligation that we are short, or, alternatively, an Other Client (including a CDO) whose reference portfolio contains short positions in the same reference obligation that we are long.

        Additionally, some of the target assets purchased by us may be purchased from portfolios of investments held for the account(s) of one or more of the Other Clients. We may purchase target assets from our Advisor, its affiliates or any such Other Client only to the extent (i) such purchases are made at fair market value (as determined in good faith by our Advisor) and otherwise on arm's-length terms and (ii) our Advisor determines that such purchases are consistent with our investment guidelines and objectives, the restrictions contained in our Investment Advisory Agreement and applicable law. We may also invest in other companies or pooled investment vehicles focused on investing in Agency RMBS and/or any class of our targeted assets. We may make investments in such vehicles which are managed by our Advisor or one of its affiliates. Our Advisor and its affiliates also may sell target assets initially purchased for us to Other Clients.

        We will not, however, purchase any assets from, or issued by, any Other Client or any entity managed by our Advisor or its affiliates, or sell any asset to any Other Client or any such other entity without the consent of a majority of our Board, including a majority of our independent directors. A majority of our independent directors may amend this affiliated investment policy at any time without stockholder consent.

        Further, our Advisor may purchase on our behalf securities in one or more ZAIS Funds so long as the underlying investments of such ZAIS Funds primarily consist of our target assets. Our investments in such ZAIS Funds may include debt or equity interests that are subordinate in right of payment to other securities or interests issued by such ZAIS Funds and generally will not be readily marketable. In certain cases, we may sell assets to a ZAIS Fund but repurchase a portion of the credit risk of the assets through ownership of a subordinated debt or equity interest in the ZAIS Fund. ZAIS, or its affiliates, as applicable, shall either cause the documentation for any such ZAIS Fund to, or shall itself, waive or rebate any applicable senior management fees, subordinated management fees, incentive fees or residual interests of such ZAIS Fund that would otherwise payable by us. Instances may arise wherein funds sponsored or managed by ZAIS and from which ZAIS receives substantial compensation could not have been formed without our participation as a seller of assets to or a purchaser of securities issued by such ZAIS Fund. Our Advisor may have a conflict of interest in causing us to participate in, as well as in using our assets to help form, such funds.

     Advisory Fee

        We have agreed to pay our Advisor an advisory fee that is not tied to our performance. Because of this, the advisory fee may not sufficiently incentivize our Advisor to generate attractive risk adjusted returns for us.

     Code of Business Conduct and Ethics

        We do not have a policy that expressly prohibits our directors, officers, security holders and affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors, officers and employees, to the extent we have employees in the future, from engaging in any transaction that involves an actual conflict of interest with us as determined by a majority of our directors.

Equity Incentive Plan

        Prior to the completion of this offering, we intend to adopt a 2012 equity incentive plan to provide incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including our Advisor and affiliates and personnel of our Advisor or its affiliates, and any joint venture affiliates of ours. The 2012 equity incentive plan will be administered by a committee (which may be the compensation committee) appointed by our Board. The 2012 equity incentive plan will permit the granting of stock options, restricted shares of common stock, phantom shares, dividend equivalent rights, restricted limited partner profit interests (or LTIP units) and other restricted limited partnership units issued by our Operating Partnership and other equity-based awards.

     Administration

        The committee appointed by our Board to administer the 2012 equity incentive plan has the full authority to administer and interpret the 2012 equity incentive plan, to authorize the granting of awards, to determine the eligibility of directors, officers, advisors, consultants and other personnel, including our Advisor and affiliates and personnel of our Advisor or its affiliates, and any joint venture affiliates of ours to receive an award, to determine the number of shares of common stock to be covered by each award (subject to the individual participant limitations provided in the 2012 equity incentive plan), to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the 2012 equity incentive plan), to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate in connection with the 2012 equity incentive plan or the administration or interpretation thereof. In connection with this authority, the committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. From and after the consummation of this offering, the 2012 equity incentive plan will be administered by a committee consisting of two or more non employee directors, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code and intend that grant be exempt from the restriction of Section 162(m), qualify as an outside director for purposes of Section 162(m) of the Internal Revenue Code, or, if no committee exists, our Board. References below to the committee include a reference to the board for those periods in which the board is acting.

     Available Shares

        Our 2012 equity incentive plan provides for grants of stock options, restricted shares of common stock, phantom shares dividend equivalent rights, LTIP units and other restricted limited partnership units issued by our Operating Partnership and other equity based awards up to an aggregate of         % of the issued and outstanding shares of our common stock (on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities into shares of common stock) and excluding shares to be sold pursuant to the underwriters' exercise of their overallotment option) at the time of the award. If an option or other award granted under the 2012 equity incentive plan expires or terminates, the shares subject to any portion of the award that expires, forfeits or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless previously terminated by our Board, no new award may be granted under the 2012 equity incentive plan after the tenth anniversary of the earlier of the date that such plan was initially approved by (i) our Board or (ii) our stockholders. No award may be granted under our 2012 equity incentive plan to any person who, assuming exercise of all options and payment of all awards held by such person would own or be deemed to own more than 9.8% of the outstanding shares of our common stock.

     Awards Under the Plan

        Stock Options.    The terms of specific options, including whether options shall constitute "incentive stock options" for purposes of Section 422(b) of the Internal Revenue Code, shall be determined by the committee. The exercise price of an option shall be determined by the committee and reflected in the applicable award agreement. The exercise price with respect to incentive stock options may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder, if permitted under the plan) of the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% stockholder, if permitted under the plan). Options will be exercisable at such times and subject to such terms as determined by the committee.

        Restricted Shares of Common Stock.    A restricted share award is an award of shares of common stock that is subject to restrictions on transferability and such other restrictions, if any, as the committee may impose at the date of grant. Grants of restricted shares of common stock will be subject to vesting schedules as determined by the committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre established criteria, in such installments or otherwise, as the committee may determine. A participant granted restricted shares of common stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the restricted shares of common stock.

        Although dividends will be paid on restricted shares of common stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, holders of restricted shares of common stock are prohibited from selling such shares until they vest.

        Phantom Shares.    Phantom shares, when issued, will reduce the number of shares available for grant under the 2012 equity incentive plan and will vest as provided in the applicable award agreement. A phantom share represents a right to receive the fair market value of a share of common stock, or, if provided by the committee, the right to receive the fair market value of a share of common stock in excess of a base value established by the committee at the time of grant. Phantom shares may generally be settled in cash or by transfer of shares of common stock (as may be elected by the participant or the committee, as may be provided by the committee at grant). The committee may, in its discretion and under certain circumstances, permit a participant to receive as settlement of the phantom shares installments over a period not to exceed ten years.

        Dividend Equivalents.    A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of dividends paid on shares of common stock otherwise subject to an award. The committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

        Restricted Limited Partnership Units.    A restricted limited partnership unit represents OP units or may include LTIP units that are structured as profit interests in our Operating Partnership, providing distributions to the holder of the award based on the achievement of specified levels of profitability by our Operating Partnership or the achievement of certain goals or events. The restricted OP units may be convertible into or exchangeable for other securities of our Operating Partnership or into shares of our capital stock. The compensation committee will establish all other limitations and conditions of awards of restricted OP units as it deems appropriate.

        Other Share Based Awards.    The 2012 equity incentive plan authorizes the granting of other awards based upon shares of our common stock (including the grant of securities convertible into shares of common stock and share appreciation rights), subject to terms and conditions established at the time of grant.

     Change in Control

        Upon a change in control (as defined in the 2012 equity incentive plan), the committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, but only if the committee determines that the adjustments do not have a substantial adverse economic impact on the participants (as determined at the time of the adjustments) and provided that any discretionary increase in the aggregate number of shares issuable under the 2012 equity incentive plan must be approved by our Board.

     Other Changes

        Our Board may amend, alter, suspend or discontinue the 2012 equity incentive plan but cannot take any action that would impair the rights of a participant's existing grants. To the extent necessary and desirable (including, as required by law or any stock exchange rules), the board of directors must obtain approval of our stockholders for any amendment that would:

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  other than through adjustment as provided in the 2012 equity incentive plan, increase the total number of shares of common stock reserved for issuance under the 2012 equity incentive plan; or

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  change the class of officers, directors, employees, consultants and advisors eligible to participate in the 2012 equity incentive plan.

        The committee or our Board may amend the terms of any award granted under the 2012 equity incentive plan, prospectively or retroactively, but, generally may not impair the rights of any participant without his or her consent.

Limitation of Liability and Indemnification

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

        Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer of our company or (2) any individual who, while serving as our director or officer and at our request, serves or has served another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager of such corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to the proceeding from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her service in such capacity or capacities. The rights to indemnification and advance of expenses provided by our charter and bylaws vest immediately upon election of a director or officer. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served any predecessor of our company in any of the capacities described above and to any employee or agent of our company or of any predecessor.

        The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged to be liable to the corporation or in a proceeding in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

"ZAIS" License Agreement

        Prior to the completion of the offering, we will enter into a license agreement with ZAIS pursuant to which ZAIS will grant us a revocable, non exclusive, royalty free license to use the name "ZAIS." Under this agreement, we have a right to use this name and trademark for so long as ZAIS REIT Management, LLC or another affiliate of ZAIS Group, LLC serves as our Advisor pursuant to the Investment Advisory Agreement. In the event the investment advisory agreement is terminated, we would be required to change our name to eliminate the use of "ZAIS."

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information following the closing of this offering, regarding the ownership of each class of our capital stock by:

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  each of our directors and director nominees;

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  each of our executive officers;

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  each holder of more than 5% of our capital stock; and

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  all of our directors and executive officers as a group.

        Each listed person's beneficial ownership includes:

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  all shares the investor actually owns beneficially or of record;

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  all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

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  all shares the investor has the right to acquire within 60 days (such as shares of restricted common stock that are currently vested or which are scheduled to vest within 60 days).

        Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701.

Name and Address (1))	Number of Shares Beneficially Owned	Percentage of All Shares Immediately After Offering (2)
Christian Zugel (3)	108,315
Michael Szymanski	11,246
Denise Crowley (4)	6,437
Paul McDade	900
Brian Hargrave	4,498
Steven Haber	0
All directors, executive officers as a group (6 persons)	131,396

(1)
The business address of each director and named executive officer is c/o ZAIS Financial Corp., Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701-1106.

(2)
Assumes a total of              shares of our common stock and OP units are outstanding immediately after the closing of this offering, comprised of              shares of common stock and              OP units. Does not reflect              shares of common stock reserved for issuance upon exercise of the underwriters' overallotment option in full.

(3)
This amount is comprised of 85,823 shares of our common stock and 22,492 OP units held by the individual, his or her spouse and through various trusts, and for which the individual has acted as the grantor and for which the trustees of each trust have sole voting and investment power with respect to the shares of our common stock held by each trust.

(4)
This amount includes shares of our common stock held through the accounts of DC DE LLC. Denise Crowley is the manager of DC DE LLC, and, as such, has sole voting and investment power with respect to the shares.

THE HISTORY AND FORMATION OF OUR COMPANY

        We completed our formation transaction and commenced operations on July 29, 2011. The formation transaction involved the exchange by investors in two ZAIS-managed funds of cash and RMBS assets for an aggregate of 3,022,617 shares of our common stock. We received $60.5 million in this transaction, including $8.65 million from the ZAIS Parties, and deployed these assets together with additional borrowings to build a diversified portfolio of RMBS assets. In connection with the formation transaction, the two ZAIS-managed funds made customary representations and warranties to us and agreed to indemnify us, subject to certain conditions and limitations, for breach of these representations and warranties, provided claims were brought within one year following the closing of these transactions.

        As part of the initial formation transactions, we anticipated completing our initial public offering on or prior to August 3, 2012 and viewed our initial public offering as a means for our stockholders to achieve liquidity in their investments. We determined, due to our assessment of market conditions, to delay the initial public offering beyond August 3, 2012. In connection with our delay of the initial public offering, we offered to repurchase shares from our stockholders who desired to achieve liquidity around the time of the original August 3, 2012 time frame. Accordingly, on October 11, 2012 we repurchased 668,525 shares of common stock from our existing stockholders at the per share book value as of July 31, 2012. We have also agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to the per share book value as of December 31, 2012. We retain the right to repurchase such shares at an earlier date if such repurchase would not cause us to fail to qualify as a REIT for the 2012 taxable year. In addition, in October 2012 we completed a subsequent private placement in which we sold 195,457 shares of common stock and 22,492 OP units at a price per share equal to the per share book value as of August 31, 2012.

        As a consequence of our formation transactions, subsequent offerings and share repurchases, we have 2,549,549 shares of our common stock, 133 shares of our Series A Preferred Stock and 22,492 OP units outstanding with an pro forma aggregate book value of $60.0 million as of September 30, 2012. We have agreed to repurchase 515,035 shares of our common stock held by one of our institutional stockholders in January 2013 at a purchase price per share equal to the per share book value as of December 31, 2012, which, in the absence of an additional private placement of shares of our common stock or OP units that will offset this repurchase, will reduce our book value and our available liquidity by an estimated $         (based on an assumed purchase price of $         per share which is our per share book value as of October 31, 2012).

        As part of the capital raising and other transactions we have completed in connection with our formation, we committed to commence the orderly liquidation of our assets, taking into account market conditions, unless, at any time prior to February 28, 2014, we succeed in listing our shares of common stock on a national securities exchange and achieving Stockholders' Equity of at least $100 million. We expect that the closing of this offering would relieve us of any requirement relating to the orderly liquidation of our assets.

Class B Interests in our Advisor

        As part of the capital raising and other transactions we have completed in connection with our formation, we granted Class B non-voting and non-transferable membership interests in our Advisor (or the Class B Interests) to our stockholders and OP unitholders. The Class B Interests entitle the holders thereof, subject to the legal availability of funds, to participate in distributions paid by our Advisor in (i) 20% of the advisory fees received by our Advisor pursuant to the Investment Advisory Agreement with respect to the first $1.0 billion of our Stockholders' Equity (as defined in Investment Advisory Agreement) and (ii) 10% of the advisory fees received by our Advisor pursuant to the Investment Advisory Agreement with respect to our Stockholders Equity in excess of $1 billion. The Class B Interests are subject to repurchase by our Advisor at any time after September 30, 2017 in exchange for the formula based cash payment specified in the Class B Interest grant agreements.

Registration Rights Agreement

        In connection with the capital raising and other transactions we have completed in connection with our formation, we entered into registration rights agreements with our existing stockholders and OP unitholders. Pursuant to these agreements, we have agreed for the benefit of such holders that we will, at our expense (i) use our reasonable efforts to file with the SEC a resale shelf registration statement (providing for the resale of the shares of common stock issued in or in exchange for shares of common stock or OP units), no later than 270 days after the listing of shares of common stock on a national securities exchange, subject to extension if we are bound by a lock-up agreement which restricts the filing of the registration statement in which event we will be required to use our reasonable efforts to file the registration statement within 30 days after the expiration of the lock-up period, (ii) use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC under the Securities Act as promptly as practicable after the filing, (iii) use our commercially reasonable efforts to maintain a listing for such shares of common stock registered on such resale shelf registration statement for trading on a national securities exchange and (iv) use our commercially reasonable efforts to maintain the resale shelf registration statement's effectiveness under the Securities Act until the first to occur of (A) such time as all of such shares of common stock covered by the resale shelf registration statement have been sold pursuant to the resale shelf registration statement or pursuant to Rule 144 under the Securities Act and (B) the second anniversary after the completion of our listing.

Lock-Up Agreements

        Holders of 90.3% of our outstanding shares of common stock and OP units have agreed with ZAIS, as the managing member of our Advisor, not to, directly or indirectly, sell, transfer, assign, mortgage, hypothecate, pledge or otherwise dispose of or encumber or permit or suffer any encumbrance of all or any part of the shares of our common stock or OP units acquired as part of the above formation transactions or subsequent purchases of such common stock or OP units, until 270 days following the completion of our listing without the prior written consent of ZAIS, subject to certain exceptions relating to private resales where the transferee continues to be bound by the lock-up agreement.

        Additionally, each of our directors and executive officers and the ZAIS Parties who collectively own an aggregate of 488,384 shares of common stock and 22,492 OP units have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock that they may own or have the right to acquire or other securities convertible into or exchangeable or exercisable for our common stock (including OP units) prior to this offering for a period of 270 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc., as representative of the underwriters. This consent may be given at any time without public notice. Transfers or dispositions may be made during the lock-up period if any such transfer or disposition does not trigger any filing or reporting requirement or obligation or result in any other voluntary or mandatory public disclosure, including but not limited to Form 4 of Section 16 of the Exchange Act, and is by gift, will or intestacy, or distribution to partners, members or shareholders of the transferor, provided that the transferee agrees in writing to be bound by the restrictions set forth in the lock-up agreement. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 270-day period. We and our Advisor have also entered into a similar agreement with Deutsche Bank Securities Inc., as representative of the underwriters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Investment Advisory Agreement

        We have entered into an Investment Advisory Agreement with our Advisor, pursuant to which our Advisor provides the day-to-day management of our operations. The Investment Advisory Agreement requires our Advisor to manage our business affairs in conformity with the policies and the guidelines that are approved and monitored by our Board. The Investment Advisory Agreement has an initial three-year term and will be renewed for one-year terms thereafter unless terminated by either us or our Advisor. Our Advisor is entitled to receive a termination fee from us, under certain circumstances. We are also obligated to reimburse certain expenses incurred by our Advisor. Our Advisor is entitled to receive from us an advisory fee. See "Our Advisor and the Investment Advisory Agreement—Investment Advisory Agreement." During the period from July 29, 2011 (the date of our inception) to September 30, 2012, we incurred $1.1 million in advisory fees to our Advisor under our Investor Advisory Agreement.

        Our officers and directors are also employees of our Advisor or its affiliates. As a result, the Investment Advisory Agreement between us and our Advisor was negotiated between related parties, and its terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. See "Management—Conflicts of Interest" and "Risk Factors—Risks Associated With Our Management and Our Relationship With Our Advisor—There are conflicts of interest in our relationship with ZAIS and its affiliates, which could result in decisions that are not in the best interests of our stockholders."

ZAIS License Agreement

        Prior to the completion of the offering, we will enter into a license agreement with ZAIS pursuant to which ZAIS will grant us a revocable, non exclusive, royalty free license to use the name "ZAIS." Under this agreement, we have a right to use this name and trademark for so long as ZAIS REIT Management, LLC or another affiliate of ZAIS Group, LLC serves as our Advisor pursuant to the Investment Advisory Agreement. In the event the investment advisory agreement is terminated, we would be required to change our name to eliminate the use of "ZAIS." See "Our Management—"ZAIS" License Agreement."

Restricted Common Stock and Other Equity Based Awards

        Our 2012 equity incentive plan provides for grants of restricted common stock and other equity based awards up to an aggregate of          % of the issued and outstanding shares of our common stock (on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities into shares of common stock) and excluding shares to be sold pursuant to the underwriters' exercise of their overallotment option) at the time of the award.

Purchases of Common Stock by Affiliates

        In connection with the capital raising and other transactions we have completed in connection with our formation, the ZAIS Parties (which consist of certain current and former employees of ZAIS and relatives of such persons as well as members and owners of ZAIS) acquired 488,384 net shares of our common stock and 22,492 OP units for a weighted average purchase price of $20.47 per share/OP unit. All of these shares were acquired at a book value per share as of a month end prior to the purchase. The ZAIS Parties are entitled to the benefits of a registration rights agreement with respect to these shares of common stock and OP units. See "Stock Eligible for Future Sale—Registration Rights Agreement."

Indemnification and Limitation of Directors' and Officers' Liability

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

        We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law. For more information, see "Management—Limitation of Liability and Indemnification."

DESCRIPTION OF CAPITAL STOCK

        The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to our charter and bylaws, each as amended and restated in connection with this offering. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our amended and restated charter and our amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

        Our charter provides that we may issue up to 500,000,000 shares of common stock, $0.0001 par value per share, and up to 50,000,000 shares of preferred stock, $0.0001 par value per share. Our charter authorizes our Board to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series without stockholder approval. After giving effect to this offering,               shares of common stock will be issued and outstanding (             if the underwriters' overallotment option is exercised in full), and 133 shares of our Series A Preferred Stock (as defined below) will be issued and outstanding. If the underwriters exercise their overallotment option in full,              shares of our common stock will be outstanding after the completion of this offering. We intend to redeem all shares of our Series A Preferred Stock for an aggregate redemption price of $146,300, plus any accrued and unpaid dividends, shortly after the completion of this offering so that there will be no shares of our preferred stock issued and outstanding. Under Maryland law, our stockholders are not generally liable for our debts or obligations.

Shares of Common Stock

        All of the shares of our common stock offered by this prospectus will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter regarding the restrictions on the ownership and transfer of our stock, holders of outstanding shares of our common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefor if, as and when authorized by our Board and declared by us, and the holders of outstanding shares of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.

        The shares of common stock that we are offering will be issued by us and do not represent any interest in or obligation of ZAIS or any of its affiliates. Further, the shares are not a deposit or other obligation of any bank, are not an insurance policy of any insurance company and are not insured or guaranteed by the FDIC, any other governmental agency or any insurance company. The shares of common stock will not benefit from any insurance guaranty association coverage or any similar protection.

        Holders of shares of our common stock have no preference, conversion, exchange, redemption or sinking fund rights, have no preemptive rights to subscribe for any securities of our company and have no appraisal rights unless our Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions relating to the ownership and transfer of our stock, and to the rights of any outstanding shares of our preferred stock, shares of our common stock will have equal dividend, liquidation and other rights.

        Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. A plurality of the votes cast in the election of directors is sufficient to elect a director and there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

        Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation's charter. Our charter provides that these actions (other than amendments to the provisions of our charter related to the vote required to remove a director and the restrictions relating to the ownership and transfer of our stock, which must be declared advisable by our Board and approved by at least two-thirds of the votes entitled to be cast on the amendment) must be approved by a majority of all of the votes entitled to be cast on the matter.

Preferred Stock

        Our charter authorizes our Board to classify any unissued shares of our preferred stock and to reclassify any previously classified but unissued shares of preferred stock into other classes or series of stock. Before the issuance of shares of each class or series, our Board is required by Maryland law and by our charter to set, subject to our charter restrictions on ownership and transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each class or series.

Series A Preferred Stock

        As of September 30, 2012, we had outstanding 133 shares of $0.0001 par value 12.5% Series A Cumulative Non-Voting Preferred Stock (or Series A Preferred Stock). The holders of the Series A Preferred Stock are entitled to receive cumulative cash dividends at the rate of 12.5% per annum of the liquidation preference. At our election, the Series A Preferred Stock is redeemable, in whole or in part, for an amount equal to its liquidation preference, plus any accrued and unpaid dividends, plus a redemption premium which declines over time. The Series A Preferred Stock is not convertible into shares of any other class or series of stock. The Series A Preferred Stock is entitled to a liquidation preference of $1,000 per share. After we repurchase our Series A Preferred Stock shortly after the completion of this offering for an aggregate redemption price of $146,300, plus any accrued and unpaid dividends, no shares of our preferred stock will be outstanding.

Power to Reclassify Our Unissued Shares of Stock

        Our charter authorizes our Board to classify and reclassify any unissued shares of our common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights or dividends or upon liquidation over our common stock, and authorizes us to issue the newly-classified shares. Prior to issuance of shares of each class or series, our Board is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions relating to the ownership and transfer of our stock and, subject to the express terms of any class or series of our stock outstanding at the time, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Our Board may take these actions without stockholder approval unless stockholder approval is required by the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Therefore, our Board could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

        We believe that the power of our Board to approve amendments to our charter to increase or decrease the number of authorized shares of stock, to authorize and to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize and to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT under the Internal Revenue Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which we make an election to be taxed as a REIT) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which we make an election to be taxed as a REIT). As described elsewhere in this prospectus, we have agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. We retain the right to repurchase such shares at an earlier date if such repurchase would not cause us to fail to qualify as a REIT for the 2012 taxable year. If on or prior to June 30, 2013 we are not able to raise additional capital from sufficiently diverse sources to satisfy the five or fewer rule, we would fail to qualify as a REIT for the 2013 taxable year and would likely proceed with an early orderly liquidation of our business. As of October 31, 2012, five individuals owned in excess of 49% by value of our outstanding common stock, and one of these individuals owned in excess of 28% by value of our outstanding common stock, under the attribution rules applicable for purposes of applying the five or fewer rule. See "Risk Factors—Our failure to qualify as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders." To qualify as a REIT, our company must satisfy other requirements as well. See "U.S. Federal Income Tax Considerations—Taxation of Our Company—Requirements for Qualification as a REIT."

        Our charter contains restrictions relating to the ownership and transfer of our stock. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock (or the common share ownership limit), or 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of our capital stock (or the aggregate share ownership limit). We refer to the common share ownership limit and the aggregate share ownership limit collectively as the "ownership limit." A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as described below, is referred to as a "purported transferee" if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of shares of our stock.

        The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of our capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit. In addition, if we do not raise capital in this offering to sufficiently dilute the ownership of our current stockholders so that no individual will own in excess of 9.8% of our common stock under such attribution rules, our Board may be required to reduce our ownership limit below 9.8% in order for the ownership limits to prevent us from failing to satisfy the five or fewer rule.

        Our Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limit would not result in our company being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code or otherwise would result in our company failing to qualify as a REIT (without regard to whether the ownership interest is held during the last half of a taxable year). As a condition of its waiver, our Board may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the Board with respect to its qualification as a REIT.

        In connection with granting a waiver of the ownership limit or creating an excepted holder limit or at any other time, our Board may from time to time increase or decrease the ownership limit for all other persons and entities unless, after giving effect to such increase, five or fewer individuals could own or constructively own in the aggregate, more than 49.9%

in value of the shares then outstanding or our company would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our Board may require such opinions of counsel, IRS rulings, representations or undertakings as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limit until such time as such person's or entity's percentage ownership of our common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of any other class or series, as applicable, in excess of such percentage ownership of our common stock or stock of all classes and series will be in violation of the ownership limit.

        Our Board has granted waivers of these ownership limits to certain of our stockholders, which allow (1) one individual to beneficially or constructively own 723,969 shares of our common stock, or 28.4% of our outstanding common stock; (2) a second individual to beneficially or constructively own 321,830 shares of our common stock, or 12.6% of our outstanding common stock; and (3) an institutional investor to beneficially or constructively own 515,035 shares of our common stock, or 20.2% of our outstanding common stock. As a result, if we do not raise capital in this offering to sufficiently dilute the ownership of these persons, our Board may be required to reduce our common stock and capital stock ownership limitations below 9.8% in order for the ownership limits to prevent us from failing to satisfy the five or fewer rule.

        Our charter further prohibits:

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  any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, shares of our stock that would result in our company being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause our company to fail to qualify as a REIT; and

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  any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the foregoing restrictions relating to transferability and ownership must immediately give written notice to our company or, in the case of a proposed or attempted transaction, give at least 15 days' prior written notice and provide our company with such other information as our company may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing provisions on transferability and ownership will not apply if our Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our Board or in our company being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause our company to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by our company and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our company being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be null and void.

        Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the purported transferee for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares of stock at market price, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust and (2) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the purported transferee and any dividends or other distributions held by the trustee with respect to such shares of stock will be paid to the charitable beneficiary.

        If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions relating to the ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the purported transferee an amount equal to the lesser of (1) the price paid by the purported transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by our company that shares of stock have been transferred to a trust, such shares of stock are sold by a purported transferee, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the purported transferee received an amount for such shares that exceeds the amount that such purported transferee was entitled to receive, such excess amount will be paid to the trustee upon demand. The purported transferee has no rights in the shares held by the trustee.

        The trustee will be designated by our company and will be unaffiliated with our company and with any purported transferee. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by our company with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.

        Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion:

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  to rescind as void any vote cast by a purported transferee prior to our discovery that the shares have been transferred to the trust; and

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  to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

        However, if our company has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

        In addition, if our Board determines in good faith that a proposed transfer or other event has taken place that would violate the restrictions relating to the ownership and transfer of our stock, our Board will take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including causing our company to redeem the shares of stock, refusing to give effect to the transfer on its books or instituting proceedings to enjoin the transfer.

        Every owner of 5% or more (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give our company written notice, stating the stockholder's name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide our company with such additional information as our company may request in order to determine the effect, if any, of the stockholder's beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each stockholder must provide our company with such information as our company may request in good faith in order to determine its qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        Any certificates representing shares of our stock will bear a legend referring to the restrictions described above.

        These restrictions relating to ownership and transfer will not apply if our Board determines that it is no longer in our best interests to continue to qualify as a REIT.

        These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company, LLC acts as our transfer agent and registrar for our shares of common stock and OP units.

STOCK ELIGIBLE FOR FUTURE SALE

        After giving effect to this offering, we will have           shares of common stock outstanding on a fully diluted basis and 22,492 OP units, which are exchangeable on a one-for-one basis into shares of our common stock. No prediction can be made as to the effect, if any, that future sales of such shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of shares of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the shares of common stock. See "Risk Factors—Risks Related to Owning Our Common Stock."

        For a description of certain restrictions on ownership and transfer of shares of our common stock, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

Issuance of Shares of Common Stock

        Our 2012 equity incentive plan provides for grants of restricted common stock and other equity based awards up to an aggregate of          % of the issued and outstanding shares of our common stock (on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities into shares of common stock) and excluding shares to be sold pursuant to the underwriters' exercise of their overallotment option) at the time of the award.

Rule 144

        The outstanding shares of common stock and any additional shares of common stock that may be issued upon exchange of OP units are or will be, when issued, "restricted" securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

        A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any nine-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

        For a description of certain restrictions relating to the transfers of shares of our common stock held by certain of our stockholders, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

Registration Rights

        In connection with the capital raising and other transactions we have completed in connection with our formation, we entered into registration rights agreements with our existing stockholders and OP unitholders. Pursuant to these agreements, we have agreed for the benefit of such holders that we will, at our expense (i) use our reasonable efforts to file with the SEC a resale shelf registration statement (providing for the resale of the shares of common stock issued in or in exchange for shares of common stock or OP units), no later than 270 days after the listing of shares of common stock on a national securities exchange, subject to extension if we are bound by a lock-up agreement which restricts the filing of the registration statement in which event we will be required to use our reasonable efforts to file the registration statement within 30 days after the expiration of the lock-up period, (ii) use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC under the Securities Act as promptly as practicable after the filing, (iii) use our commercially reasonable efforts to maintain a listing for such shares of common stock registered on such resale shelf registration statement for trading on a national securities exchange and (iv) use our commercially reasonable efforts to maintain the resale shelf registration statement's effectiveness under the Securities Act until the first to occur of (A) such time as all of such shares of common stock covered by the resale shelf registration statement have been sold pursuant to the resale shelf registration statement or pursuant to Rule 144 under the Securities Act and (B) the second anniversary after the completion of our listing.

Lock-Up Agreements

        Holders of 90.3% of our outstanding shares of common stock and OP units have agreed with ZAIS, as the managing member of our Advisor, not to, directly or indirectly, sell, transfer, assign, mortgage, hypothecate, pledge or otherwise dispose of or encumber or permit or suffer any encumbrance of all or any part of the shares of our common stock or OP units acquired as part of the above formation transactions or subsequent purchases of such common stock or OP units, until 270 days following the completion of our listing without the prior written consent of ZAIS, subject to certain exceptions relating to private resales where the transferee continues to be bound by the lock-up agreement.

        Additionally, each of our directors and executive officers and the ZAIS Parties who collectively own an aggregate of 488,384 shares of common stock and 22,492 OP units have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock that they may own or have the right to acquire or other securities convertible into or exchangeable or exercisable for our common stock (including OP units) prior to this offering for a period of 270 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc., as representative of the underwriters. This consent may be given at any time without public notice. Transfers or dispositions may be made during the lock-up period if any such transfer or disposition does not trigger any filing or reporting requirement or obligation or result in any other voluntary or mandatory public disclosure, including but not limited to Form 4 of Section 16 of the Exchange Act, and is by gift, will or intestacy, or distribution to partners, members or shareholders of the transferor, provided that the transferee agrees in writing to be bound by the restrictions set forth in the lock-up agreement. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 270-day period. We and our Advisor have also entered into a similar agreement with Deutsche Bank Securities Inc., as representative of the underwriters.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW
AND OUR CHARTER AND BYLAWS

        The following description of the terms of our stock and of certain provisions of Maryland law is only a summary. For a complete description, we refer you to the MGCL and to our charter and bylaws, each as amended and restated in connection with this offering. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our amended and restated charter and our amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our Board of Directors

        Our charter and bylaws provide that the number of directors we have may be established by our Board but may not be less than the minimum number required by law and no more than 15. Our bylaws provide that any vacancy may be filled by a majority of the remaining directors or, if the vacancy resulted from an increase in the number of directors and until we are able to make an election under Subtitle 8 of Title 3 of the MGCL, by a majority of the entire Board. Any individual elected to fill such vacancy will serve until the next annual meeting of stockholders and until a successor is duly elected and qualifies.

        Each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock entitled to vote will be able to elect all of our directors.

Removal of Directors

        Our charter provides that, subject to any rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed with or without cause but only by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our Board to fill vacancies on our Board, precludes stockholders from (i) removing incumbent directors except upon a substantial affirmative vote and (ii) filling the vacancies created by such removal with their own nominees.

Business Combinations

        Under the MGCL, certain "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) and any an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. Our Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

        These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board will by resolution exempt business combinations (i) between us and ZAIS or its affiliates and (ii) between us and any other person, provided that such business combination is first approved by our Board (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance by our company with the supermajority vote requirements and other provisions of the statute.

        If our Board opted back in to the business combination statute or failed to first approve a business combination, the business combination statute may discourage others from trying to acquire control of our Company and increase the difficulty of consummating any offer.

Control Share Acquisitions

        The MGCL provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights with respect to such shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority; or (C) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an "acquiring person statement" as described in the MGCL), may compel our Board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or as of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its Board and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

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  a classified board;

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  a two-thirds vote requirement for removing a director;

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  a requirement that the number of directors be fixed only by vote of the directors;

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  a requirement that a vacancy on the board be filled only by the remaining directors in office and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

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  a majority requirement for the calling of a stockholder requested special meeting of stockholders.

        Our charter provides that, at such time as we are able to make a Subtitle 8 election, vacancies on our Board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the Board, with or without cause, (ii) vest in the Board the exclusive power to fix the number of directorships and (iii) require, unless called by our chairman of the Board, our chief executive officer, our president or the Board, the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such a meeting to call a special meeting of stockholders.

Meetings of Stockholders

        Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time set by our Board. The chairman of our Board, our chief executive officer, our president or our Board may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of the stockholders will also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting.

Amendment to Our Charter and Bylaws

        Except for amendments to the provisions of our charter relating to the vote required to remove a director and the restrictions relating to the ownership and transfer of our shares of stock (each of which requires the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter) and amendments requiring the approval only of our Board, our charter generally may be amended only if declared advisable by our Board and approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

        Our Board has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution of Our Company

        The dissolution of our company must be approved by a majority of our entire Board and the affirmative vote of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board and the proposal of other business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our Board or (iii) by a stockholder who is a stockholder of record both at the time of giving advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in our bylaws.

        With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board may be made only (i) by or at the direction of our Board or (ii) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of such nominee and who has complied with the advance notice provisions set forth in our bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

        Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including business combination provisions, supermajority vote requirements and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt in to the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors' and Officers' Liability

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

        We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law. For more information, see "Management—Limitation of Liability and Indemnification."

        Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

        Our charter provides that our Board may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

THE OPERATING PARTNERSHIP AGREEMENT

        The following is a summary of material provisions in the partnership agreement of our Operating Partnership, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

        We conduct substantially all of our business through ZAIS Financial Partners, L.P., a Delaware limited partnership that was formed on May 24, 2011, which we refer to as our Operating Partnership. We are the general partner of our Operating Partnership and we own 2,523,829 OP units, which are comprised of 25,720 general partnership OP units and 2,498,109 OP units. ZAIS Financial, LLC, one of our wholly-owned subsidiaries, owns 25,720 OP units and one of the ZAIS Parties owns the remaining 22,492 OP units.

        Although all of our assets are currently held through the Operating Partnership, we may in the future elect for various reasons to hold certain of our assets directly rather than through our Operating Partnership.

        Our Operating Partnership is structured to make distributions with respect to OP units that will be equivalent to the distributions made to our common stockholders. Finally, our Operating Partnership is structured to permit limited partners in the Operating Partnership, through the exercise of their redemption rights, to exchange their OP units for shares of our common stock on a one-for-one basis (in a taxable transaction) and achieve liquidity for their investment.

Management

        We are the sole general partner of the Operating Partnership and are liable for its obligations. As the sole general partner, we have full, exclusive and complete responsibility and discretion in the management and control of our Operating Partnership, including the ability to cause our Operating Partnership to enter into certain major transactions, including a merger of our Operating Partnership or a sale of substantially all of its assets. The OP units will have no voting rights. Our Operating Partnership is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our Operating Partnership to take or decline to take any actions. As the sole general partner of the Operating Partnership, our consent is required for any amendment to the partnership agreement of our Operating Partnership. Additionally, without the consent of the limited partners, we may amend the partnership agreement of our Operating Partnership in any respect, implement mergers involving our Operating Partnership or sales of all or substantially all of its assets. Through the exercise of these powers, we would be authorized, without the consent of limited partners, to implement a transaction such as a merger involving our Operating Partnership that could result in the conversion of outstanding OP units into cash, shares of our common stock or other securities. The partnership agreement of our Operating Partnership only requires that, in such circumstances, limited partners receive cash, shares of our common stock or other securities having a fair market or net asset value, as the case may be, equal to the net asset value of the OP units being converted as of the month end period immediately prior to such conversion. The limited partners have no power to remove the general partner without the general partner's consent.

Capital Contributions

        If our Operating Partnership requires additional funds at any time in excess of capital contributions made by us, we may borrow funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause our Operating Partnership to issue partnership interests for less than fair market value if we conclude in good faith that such issuance is in the best interest of our Operating Partnership and our stockholders.

Operations

        The partnership agreement of our Operating Partnership provides that our Operating Partnership is to be operated in a manner that will (1) enable us to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, (2) avoid any U.S. federal income or excise tax liability and (3) ensure that our Operating Partnership will not be classified as a "publicly traded partnership" taxable as a corporation for purposes of Section 7704 of the Internal Revenue Code.

        The partnership agreement of our Operating Partnership provides that our Operating Partnership will distribute cash flow from operations to the partners of our Operating Partnership in accordance with its relative percentage interests on at least a quarterly basis in amounts determined by us as the general partner such that a holder of one OP unit will receive the same amount of annual cash flow distributions from our Operating Partnership as the amount of annual distributions paid to the holder of one share of our common stock.

        Similarly, the partnership agreement of our Operating Partnership provides that taxable income is allocated to the partners of our Operating Partnership in accordance with their relative percentage interests such that a holder of one OP unit will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one share of our common stock, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and corresponding Treasury Regulations. Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in our Operating Partnership.

        Upon the liquidation of our Operating Partnership, after payment of debts and obligations, any remaining assets of our Operating Partnership will be distributed to partners with positive capital accounts in accordance with their respective positive capital account balances.

Reimbursement of Expenses

        We will not receive any compensation for our services as general partner of our Operating Partnership. In addition to the administrative and operating costs and expenses incurred by our Operating Partnership in acquiring and holding our assets, our Operating Partnership will pay all of our administrative costs and expenses and such expenses will be treated as expenses of our Operating Partnership. Such expenses will include:

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  all expenses relating to our formation and continuity of existence;

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  all expenses relating to any offerings and registrations of securities;

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  all expenses associated with our preparation and filing of any periodic reports under federal, state or local laws or regulations;

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  all expenses associated with our compliance with applicable laws, rules and regulations; and

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  all other operating or administrative costs of ours incurred in the ordinary course of its business.

        See also "Our Advisor and the Investment Advisory Agreement—Advisory Fees, Expense Reimbursements and Termination Fee."

Exchange of OP Units

        Limited partners in the Operating Partnership, through the exercise of their redemption rights, are permitted to exchange their OP units for shares of our common stock on a one-for-one basis (in a taxable transaction) and achieve liquidity for their investment. Subject to certain limitations and exceptions, holders of OP units, other than us or our subsidiaries, will have the right to cause our Operating Partnership to purchase their OP units for cash in an amount equal to the fair market value of an equivalent number of shares of our common stock. The fair market value of the common stock for this purpose will be equal to the average of the closing trading price of a share of our common stock on a U.S. national securities exchange for the ten trading days before the day on which the redemption notice is given to our Operating Partnership. In addition, the partnership agreement of our Operating Partnership also provides that we have the right to exchange OP units offered for redemption, on a one-for-one basis, for shares of common stock. We anticipate that, rather than pay cash, we will normally elect to issue common stock in exchange for OP units offered for redemption. Redemption rights of OP unit holders may not be exercised, however, if and to the extent that the delivery of shares upon such exercise would (i) result in any person owning shares in excess of our ownership limits, (ii) result in shares being owned by fewer than 100 persons or (iii) result in us being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code.

Mandatory Redemption Rights

        We (and our Operating Partnership) do not have a mandatory redemption policy. However, as the sole general partner of our Operating Partnership, we may, without the consent of the limited partners, amend the partnership agreement of our Operating Partnership in any respect, implement mergers involving our Operating Partnership or sales of all or substantially all of its assets. Through the exercise of these powers, we would be authorized, without the consent of limited partners, to implement a transaction such as a merger involving our Operating Partnership, that could result in the mandatory conversion of outstanding OP units into cash, shares of our common stock or other securities. The partnership agreement of our Operating Partnership only requires that, in such circumstances, limited partners receive cash, shares of our common stock or other securities having a fair market or net asset value, as the case may be, equal to the net asset value of the OP units being converted as of the month end period immediately prior to such conversion. See "—General"

Distributions

        To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we and our Operating Partnership's current policy is to pay quarterly distributions which, on an annual basis, will equal all or substantially all of our net taxable income. Any distributions we and our Operating Partnership make will be at the discretion of our Board and will depend upon our earnings and financial condition, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and such other factors as our Board deems relevant. Our earnings and financial condition will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. For more information, see "Distribution Policy."

Allocations of Net Income and Net Loss

        Net income and net loss of our Operating Partnership are determined and allocated with respect to each fiscal year of our Operating Partnership as of the end of the year. Except as otherwise provided in the partnership agreement of our Operating Partnership, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement of our Operating Partnership, net income and net loss are allocated to the holders of OP units holding the same class or series of OP units in accordance with their respective percentage interests in the class or series at the end of each fiscal year. The partnership agreement of our Operating Partnership contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the partnership agreement of our Operating Partnership or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our Operating Partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement of our Operating Partnership. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our Operating Partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. Our Operating Partnership will allocate tax items to the holders of OP units taking into consideration the requirements of Section 704(c). See "U.S. Federal Income Tax Considerations."

Transferability of Interests

        We will not be able to (1) voluntarily withdraw as the general partner of our Operating Partnership, or (2) transfer our general partner interest in our Operating Partnership (except to a wholly-owned subsidiary), unless the transaction in which such withdrawal or transfer occurs results in the limited partners receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their redemption rights immediately prior to such transaction. Any limited partners will not be able to transfer their OP units, in whole or in part, without our written consent as the general partner of the partnership except where the limited partner becomes incapacitated.

Fiduciary Responsibilities

        Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner of our Operating Partnership has fiduciary duties under Delaware law to manage our Operating Partnership in a manner beneficial to our Operating Partnership and its OP unitholders. Our duties, as the general partner of our Operating Partnership, to our Operating Partnership and its OP unitholders, therefore, may come into conflict with the duties of our directors and officers to our stockholders. We will be under no fiduciary obligation to give priority to the OP unitholders of our Operating Partnership or to our stockholders in deciding whether to cause our Operating Partnership to take or decline to take any actions.

Indemnification and Limitation of Liability

        The partnership agreement expressly limits our liability by providing that neither we, as the general partner of our Operating Partnership, nor any of our directors or officers, will be liable or accountable in damages to our Operating Partnership, the OP unitholders or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our Operating Partnership is required to indemnify us, and our officers, directors, employees, agents and designees to the fullest extent permitted by applicable law from and against any and all claims arising from operations of our Operating Partnership, except (1) for willful misconduct or a knowing violation of the law, (2) for any transaction for which the indemnified party received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Our Operating Partnership also must pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification.

Term

        Our Operating Partnership will continue perpetually, unless earlier terminated in the following circumstances:

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  a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of our Operating Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

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  an election to dissolve our Operating Partnership made by the general partner in its sole and absolute discretion;

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  entry of a decree of judicial dissolution of our Operating Partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

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  the sale or other disposition of all or substantially all of the assets of our Operating Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of our Operating Partnership;

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  the redemption (or acquisition by the general partner) of all OP units other than OP units held by the general partner; or

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  the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Tax Matters

        Our partnership agreement will provide that we, as the sole general partner of our Operating Partnership, will be the tax matters partner of the Operating Partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our Operating Partnership.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common stock. For purposes of this section, references to "we," "us" or "our company" means only ZAIS Financial Corp. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the Treasury Regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of our company, and of our subsidiaries and other lower-tier and affiliated entities, including our Operating Partnership will, in each case, be in accordance with its applicable organizational documents. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:

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  U.S. expatriates;

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  persons who mark-to-market our common stock;

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  subchapter S corporations;

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  U.S. stockholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

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  financial institutions;

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  insurance companies;

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  broker-dealers;

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  RICs;

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  trusts and estates;

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  holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

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  persons holding our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

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  persons subject to the alternative minimum tax provisions of the Internal Revenue Code;

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  persons holding our common stock through a partnership or similar pass-through entity;

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  persons holding a 10% or more (by vote or value) beneficial interest in our company;

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  tax exempt organizations, except to the extent discussed below in "—Taxation of Our Company—Taxation of Tax Exempt U.S. Stockholder;" and

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  non-U.S. persons (as defined below), except to the extent discussed below in "—Taxation of Our Company—Taxation of Non-U.S. Stockholder."

        This summary assumes that stockholders will hold our common stock as capital assets, which generally means as property held for investment.

        For the purposes of this summary, a U.S. person is a beneficial owner of our common stock who for U.S. federal income tax purposes is:

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  a citizen or resident of the U.S.;

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  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

        For the purposes of this summary, a U.S. stockholder is a beneficial owner of our common stock who is a U.S. person. A tax exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Internal Revenue Code.

        For the purposes of this summary, a non-U.S. person is a beneficial owner of our common stock who is neither a U.S. stockholder nor an entity that is treated as a partnership for U.S. federal income tax purposes, and a non-U.S. stockholder is a holder of our common stock who is a non-U.S. person.

        THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Taxation of Our Company

        We have elected to be taxed as a REIT under the Internal Revenue Code, commencing with its taxable year ended December 31, 2011. We believe that we have been organized and operated, and we intend to continue to operate, in a manner that allows us to qualify for taxation as a REIT under the Internal Revenue Code.

        The law firm of Clifford Chance US LLP has acted as our counsel in connection with this offering. We will receive an opinion of Clifford Chance US LLP to the effect that, commencing with our taxable year ended December 31, 2011, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and our proposed method of operation, as represented by our management and our Advisor in their certificate of representations supporting the opinion, will enable us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that the opinion of Clifford Chance US LLP is based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this prospectus are completed in a timely fashion and that it will at all times operate in accordance with the method of operation described in our organizational documents and this prospectus. Additionally, the opinion of Clifford Chance US LLP is conditioned upon factual representations and covenants made by the Advisor and our management regarding our organization, assets, past, present and future conduct of our business operations and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action inconsistent with our qualification as a REIT. In particular, the opinion of Clifford Chance US LLP will rely on the accuracy of a factual representation made by our Advisor and our management that we have satisfied and will continue to satisfy the "five or fewer" requirement described below. While our Advisor believes that we are organized and intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or us that we will so qualify for any particular year. Clifford Chance US LLP will have no obligation to advise us or the holders of shares of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. In order to qualify as a REIT, during the last half of each taxable year following our taxable year ended December 31, 2011 (the first year that we elected to qualify as a REIT), not more than 50% in value of our outstanding stock can be owned by five or fewer "individuals" as defined in the Internal Revenue Code to include certain entities (or the five or fewer rule). We believe that we have satisfied the five or fewer rule. However, as described elsewhere in this prospectus, we have agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. We retain the right to repurchase such shares at an earlier date if such repurchase would not cause us to fail to qualify as a REIT for the 2012 taxable year. If on or prior to June 30, 2013 we are not able to raise additional capital from sufficiently diverse sources to satisfy the five or fewer rule, we would fail to qualify as a REIT for the 2013 taxable year and would likely proceed with an early orderly liquidation of our business. As of October 31, 2012, five individuals owned in excess of 49% by value of our outstanding common stock, and one of these individuals owned in excess of 28% by value of our outstanding common stock, under the attribution rules applicable for purposes of applying the five or fewer rule. While our charter contains restrictions on transfers of our shares to assist us in meeting the five or fewer rule, our charter does generally permit an individual to acquire up to 9.8% of our common stock subject to our continuing to meet the five or fewer rule. We have monitored and, until the closing of this offering, intend to continue to monitor all purchases and transfers of our common stock to ensure that we have met and will continue to meet the five or fewer rule. However, the attribution rules that apply for purposes of determining the ownership of shares for purposes of applying the five or fewer rule are complex and in some cases dependent on facts that are not always easy to determine. Accordingly, no assurance can be given that we have at all times satisfied or will continue to satisfy the five or fewer rule. In the event we fail to satisfy the five or fewer rule we could fail to qualify as a REIT. See "—Failure to Qualify."

        Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which has not been reviewed by Clifford Chance US LLP. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which entities have not been reviewed by Clifford Chance US LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

        As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below, under "—Requirements for Qualification as a REIT." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification as a REIT or that we will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

        Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that results generally from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level, upon a distribution of dividends by the REIT.

        Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items, such as capital gains, recognized by REITs. See "—Taxation of Taxable U.S. Stockholders."

        Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

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  We will be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed net capital gains.

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  We may be subject to the "alternative minimum tax" on our items of tax preference, if any.

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  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "—Prohibited Transactions" and "—Foreclosure Property" below.

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  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as "foreclosure property," we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to U.S. federal corporate income tax at the highest applicable rate (currently 35%).

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  If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

  •
  If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and it nonetheless maintains its REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

  •
  If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

  •
  If we fail to distribute during each calendar year at least the sum of (1) 85% our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

  •
  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in "—Requirements for Qualification as a REIT."

  •
  A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any ZAIS I TRS and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items.

  •
  If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, we will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 10-year period following their acquisition from the C corporation. The results described in this paragraph assume that the C corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

  •
  We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent it makes a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder's basis in our common stock.

  •
  We may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, the earnings of which could be subject to U.S. federal corporate income tax.

  •
  We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in REMICs to the extent our stock is held in record name by specified tax exempt organizations not subject to tax on UBTI.

        In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and foreign income, franchise property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

        The Internal Revenue Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation but for the special Internal Revenue Code provisions applicable to REITs;

  (4)
  that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

  (6)
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Internal Revenue Code to include specified entities);

  (7)
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

  (8)
  that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

  (9)
  that uses the calendar year for U.S. federal income tax purposes; and

  (10)
  that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

        The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. We believe that we have outstanding common stock with sufficient diversity of ownership to satisfy the requirements described in conditions (5) and (6). In addition, our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. We believe that we currently satisfy condition (6) and will continue to satisfy condition (6). However, as described elsewhere in this prospectus, we have agreed to repurchase 515,035 shares of our common stock from one of our existing institutional stockholders in January 2013 at a price per share equal to our book value per share as of December 31, 2012. We retain the right to repurchase such shares at an earlier date if such repurchase would not cause us to fail to qualify as a REIT for the 2012 taxable year. If on or prior to June 30, 2013 we are not able to raise additional capital from sufficiently diverse sources to satisfy the five or fewer rule, we would fail to qualify as a REIT for the 2013 taxable year and would likely proceed with an early orderly liquidation of our business. As of October 31, 2012, five individuals owned in excess of 49% by value of our outstanding common stock, and one of these individuals owned in excess of 28% by value of our outstanding common stock, under the attribution rules applicable for purposes of condition (6). While our charter contains restrictions on transfers of our shares to assist us in meeting condition (6), our charter does generally permit an individual to acquire up to 9.8% of our common stock subject to our continuing to meet condition (6). We have monitored and, until the closing of this offering, intend to continue to monitor all purchases and transfers of our common stock to ensure that we have met and will continue to meet the five or fewer rule. However, the attribution rules that apply for purposes of determining the ownership of shares for purposes of condition (6) are complex and in some cases dependent on facts that are not always easy to determine. Accordingly, no assurance can be given that we have at all times satisfied or will continue to satisfy condition (6). In the event we failed to satisfy condition (6) we could fail to qualify as a REIT. See "—Failure to Qualify." For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

        To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares of stock, in which the record holders are to disclose the actual owners of the shares (that is, the persons required to include in gross income the dividends paid by our company). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by our company to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

        With respect to condition (8), we believe that we will not have any non-REIT earnings and profits. With respect to condition (9), we intend that we will adopt December 31 as our taxable year end and thereby satisfy this requirement.

Effect of Subsidiary Entities

     Ownership of Partnership Interests

        In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, such as our Operating Partnership at any time that our Operating Partnership has two or more partners for U.S. federal income tax purposes, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.

        As discussed in greater detail in "—Tax Aspects of Investments in Partnerships" below, an investment in a partnership involves special tax considerations. For example, it is possible that the IRS could treat a subsidiary partnership of ours as a corporation for U.S. federal income tax purposes. In this case, the subsidiary partnership would be subject to entity-level tax and the character of our assets and items of gross income would change, possibly causing us to fail the requirements to qualify as a REIT. See "—Tax Aspects of Investments in Partnerships—Entity Classification" and "—Failure to Qualify" below. In addition, special rules apply in the case of appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership. In general terms, these rules require that certain items of income, gain, loss and deduction associated with the contributed property be allocated to the contributing partner for U.S. federal income tax purposes. In certain circumstances, these rules could adversely affect us. See "—Tax Aspects of Investments in Partnerships—Tax Allocations With Respect to Partnership Properties" below.

     Disregarded Subsidiaries

        If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of our company), the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See "—Asset Tests" and "—Gross Income Tests."

     Taxable REIT Subsidiaries

        A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders.

        We have elected, together with ZAIS I TRS for ZAIS I TRS to be treated as a TRS, and we may make TRS elections with respect to certain other domestic entities and non-U.S. entities we may form in the future. The Internal Revenue Code and the Treasury Regulations promulgated thereunder provide a specific exemption from U.S. federal income tax that applies to a non-U.S. corporation that restricts its activities in the United States to trading in stock and securities (or any activity closely related thereto) for its own account whether such trading (or such other activity) is conducted by such a non-U.S. corporation or its employees through a resident broker, commission agent, custodian or other agent. Certain U.S. stockholders of such a non-U.S. corporation are required to include in their income currently their proportionate share of the earnings of such a corporation, whether or not such earnings are distributed. We may invest in certain non-U.S. corporations with which we will jointly make a TRS election which will be organized as Cayman Islands companies and will either rely on such exemption or otherwise operate in a manner so that such non-U.S. corporations will not be subject to U.S. federal income tax on their net income. Therefore, despite such contemplated entities' status as TRSs, such entities should generally not be subject to U.S. federal corporate income tax on their earnings. However, we will likely be required to include in our income, on a current basis, the earnings of any such TRSs. This could affect our ability to comply with the REIT income tests and distribution requirement. See "—Gross Income Tests" and "—Annual Distribution Requirements."

        A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent REIT's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying fee or hedging income or inventory sales). See "—Annual Distribution Requirements."

        Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that the excess of such payments over the TRS's interest income exceeds, generally, 50% of the TRS's adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). Since this limitation generally only applies to interest expense to the extent it exceeds a TRS's interest income, the limitation may not have a significant impact on TRSs that primarily hold debt investments. In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or the TRS, that exceed the amount that would be paid to or deducted by a party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We intend to scrutinize all of our transactions with any of our subsidiaries that are treated as TRSs in an effort to ensure that we will not become subject to this excise tax; however, we cannot assure you that we will be successful in avoiding this excise tax.

     Taxable Mortgage Pools

        An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Internal Revenue Code if:

  •
  substantially all of its assets consist of debt obligations or interests in debt obligations;

  •
  more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

  •
  the entity has issued debt obligations that have two or more maturities; and

  •
  the payments required to be made by the entity on its debt obligations "bear a relationship" to the payments to be received by the entity on the debt obligations that it holds as assets.

        Under Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise "substantially all" of its assets, and therefore the entity would not be treated as a taxable mortgage pool. We may enter into transactions that could result in us, our Operating Partnership or a portion of our assets being treated as a "taxable mortgage pool" for U.S. federal income tax purposes. Specifically, we may securitize RMBS that we acquire and certain securitizations may result in us owning interests in a taxable mortgage pool. We would be precluded from holding equity interests in such a securitization through our Operating Partnership at any time that our Operating Partnership is treated as a partnership for U.S. federal income tax purposes. Accordingly, we would likely enter into such a transaction through a qualified REIT subsidiary of a subsidiary REIT of our Operating Partnership, and will be precluded from selling to outside investors equity interests in such a securitization or from selling any debt securities issued in connection with such a securitization that might be considered to be equity interests for U.S. federal income tax purposes.

        A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT, including a subsidiary REIT formed by our Operating Partnership, owns directly, or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT's stockholders. See "—Excess Inclusion Income."

        If such a subsidiary REIT of our Operating Partnership owns less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and would be subject to corporate income tax. In addition, this characterization would alter the REIT income and asset test calculations of such a subsidiary REIT and could adversely affect such REIT's compliance with those requirements, which, in turn, could affect our compliance with the REIT requirements. We do not expect that we, or any subsidiary REIT owned by our Operating Partnership, would form any subsidiary that would become a taxable mortgage pool, in which we own some, but less than all, of the ownership interests, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our qualification as a REIT.

     Subsidiary REITs

        Our Operating Partnership may establish one or more subsidiary REITs to hold certain assets and conduct certain activities. Any such subsidiary REIT will be treated as a separate entity for U.S. federal income tax purposes, and we will not be treated as owning the assets of such subsidiary REIT or recognizing the income recognized by such subsidiary REIT. Any such subsidiary REIT will generally be subject to U.S. federal income tax in the same manner as us and will be subject to the same gross income tests, asset tests and other REIT qualification requirements and considerations as are applicable to us.

        The stock of any such subsidiary REIT will be a qualifying asset to us for the purpose of the 75% asset test so long as such subsidiary REIT continues to qualify as a REIT for U.S. federal income tax purposes. See "—Asset Tests." Any dividends received by our Operating Partnership from such subsidiary REIT will be qualifying income to us for purposes of both the 75% and 95% gross income tests. See "—Gross Income Tests—Dividend Income." We may capitalize a subsidiary REIT with debt in addition to equity. Such debt will generally not be a qualifying asset for purposes of the 75% asset test. See "—Asset Tests." Interest paid to us on such debt will generally be qualifying income for purposes of the 95% gross income test but not the 75% gross income test. See "—Gross Income Tests—Interest Income."

     Gross Income Tests

        In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions" and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property (including certain types of RMBS), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. We intend to monitor the amount of our non-qualifying income and manage our portfolio of assets to comply with the gross income tests, but we cannot assure you that we will be successful in the effort.

        For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

     Interest Income

        Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired the mortgage loan, the interest income will be apportioned between the real property and the other property, and our home from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

        In the event that we invest in a mortgage that is secured by both real property and other property, we would be required to apportion our annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when we commit to acquire the loan, and the denominator of which is the highest "principal amount" of the loan during the year. The IRS recently issued Revenue Procedure 2011-16, which interprets the "principal amount" of the loan to be the face amount of the loan, despite the Internal Revenue Code requiring taxpayers to treat any market discount, that is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal. Any mortgage loan that we invest in that is not fully secured by real property may therefore be subject to the interest apportionment rules and the position taken in IRS Revenue Procedure 2011-16 as described above.

        We have and intend to continue to invest in RMBS that are either pass-through certificates or CMOs. We expect that such RMBS are treated either as interests in a grantor trust or as regular interests in a REMIC for U.S. federal income tax purposes and that substantially all of the interest income, OID and market discount from our RMBS will be qualifying income for the 95% gross income test. In the case of RMBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest, OID and market discount on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of RMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of its interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities. In connection with the recently expanded HARP program, the IRS recently issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an "eligible REMIC" that informs the REIT that at least 80% of the REMIC's assets constitute real estate assets, then the REIT may treat 80% of the gross income received with respect to the interest in the REMIC as interest on an obligation secured by a mortgage on real property for the purpose of the 75% REIT gross income test. For this purpose, a REMIC is an "eligible REMIC" if (i) the REMIC has received a guarantee from Fannie Mae or Freddie Mac that will allow the REMIC to make any principal and interest payments on its regular and residual interests and (ii) all of the REMIC's mortgages and pass-through certificates are secured by interests in single-family dwellings. If we were to acquire an interest in an eligible REMIC less than 95% of the assets of which constitute real estate assets, the IRS guidance described above may generally allow us to treat 80% of the gross income derived from the interest as qualifying income for the purpose of the 75% REIT gross income test. However, the remaining portion of such income would not generally be qualifying income for the purpose of the 75% REIT gross income test, which could adversely affect our ability to qualify as a REIT. We expect that substantially all of our income from RMBS will be qualifying income for purposes of the REIT gross income tests.

        We believe that the interest, OID, and market discount income that we receive from our RMBS generally will be qualifying income for purposes of both the 75% and 95% gross income tests. However, to the extent that we own non-REMIC CMO obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. In addition, the loan amount of a mortgage loan that we own may exceed the value of the real property securing the loan. In that case, income from the loan will be qualifying income for purposes of the 95% gross income test, but the interest attributable to the amount of the loan that exceeds the value of the real property securing the loan will not be qualifying income for purposes of the 75% gross income test.

        We may acquire excess MSRs, which means the portion of an MSR that exceeds the arm's length fee for services performed by the mortgage servicer. In a recent private letter ruling, the IRS ruled that interest received by a REIT from excess MSRs meeting certain requirements will be considered interest on obligations secured by mortgages on real property for purposes of the 75% REIT gross income test. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. Consistent with the analysis adopted by the IRS in that private letter ruling and based on advice of counsel, we intend to treat such income from any excess MSRs we acquire that meet the requirements provided in the private letter ruling as qualifying income for purposes of the 75% and 95% gross income tests. Notwithstanding the IRS's determination in the private letter ruling described above, it is possible that the IRS could successfully assert that such income does not qualify for purposes of the 75% and/or 95% gross income tests, which, if such income together with other income we earn that does not qualify for the 75% or 95% gross income test, as applicable, exceeded 25% or 5% of our gross income, could cause us to be subject to a penalty tax and could impact our ability to qualify as a REIT. See "—Failure to Satisfy the Gross Income Tests" and "—Failure to Qualify." To the extent we acquire MSRs other than excess MSRs, we expect that we would hold such MSRs in a TRS in order to avoid recognizing non-qualifying income for purposes of the REIT gross income tests.

     Phantom Income

        Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain of our assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, which we refer to as "phantom income," and we may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.

        We have and may continue to acquire debt instruments, including RMBS, in the secondary market for less than their face amount. The discount at which such debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. We expect to accrue market discount on a constant yield to maturity of the debt instrument, based generally on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal on the debt instrument is received, unless we elect to include accrued market discount in incomes as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument would ultimately be collected in full. If we collect less on the debt instrument than our purchase price plus any market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions in subsequent years. In certain cases, we may be able to cease accruing interest income with respect to a debt instrument, to the extent there is reasonable doubt as to our ability to collect such interest income. However, if we recognize insufficient interest income, and the IRS were to successfully assert that we did not accrue the appropriate amount of income with respect to such a debt instrument in a given taxable year, we may be required to increase our taxable income with respect to such year, which could cause us to be required to pay a deficiency dividend or a tax on undistributed income, or fail to qualify as a REIT.

        Some of the RMBS that we purchase will likely have been issued with OID. We will be required to accrue OID based on a constant yield method and income will accrue on the RMBS based on the assumption that all future payments on such RMBS will be made. If such RMBS turn out not to be fully collectible, an offsetting loss will only become available in a later year when uncollectiblity is provable. Moreover, such loss will likely be treated as a capital loss in the hands of our Operating Partnership, and the utility of that deduction would therefore depend on our having capital gain in that later year or thereafter. We may also be required under the terms of the indebtedness that we incur to use cash received from interest payments to make principal payment on that indebtedness, with the effect that we will recognize income but will not have a corresponding amount of cash available for distribution to our stockholders.

        In addition, we may acquire excess MSRs. Based on IRS guidance concerning the classification of excess MSRs, we intend to treat any excess MSRs that we may acquire that meet certain requirements as ownership interests in the interest payments made on the underlying pool of mortgage loans. Under this treatment, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed based on, a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given that we will be entitled to an ordinary loss or deduction for such, meaning that we may not be able to use any such loss or deduction to offset OID recognized with respect to our excess MSRs or other ordinary income recognized by us. As a result of this mismatch in character between the income and losses generated by our excess MSRs, our REIT taxable income may be higher than it otherwise would have been in the absence of that mismatch.

        Due to each of these potential differences between income recognition or expense deduction and related cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other actions to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized. See "—Annual Distribution Requirements."

     Dividend Income

        We may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Any dividends received by us from a REIT is qualifying income in our hands for purposes of both the 95% and 75% gross income tests.

        Income inclusions from certain equity investments in a foreign TRS or other non-U.S. corporation in which we may hold an equity interest are technically neither dividends nor any of the other enumerated categories of income specified in the 95% gross income test for U.S. federal income tax purposes. However, in a recent private letter ruling, the IRS exercised its authority under Internal Revenue Code section 856(c)(5)(J)(ii) to treat such income as qualifying income for purposes of the 95% gross income test. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. Consistent with the position adopted by the IRS in those private letter rulings and based on advice of counsel concerning the classification of such income inclusions for purposes of the REIT income tests, we intend to treat such income inclusions that meet certain requirements as qualifying income for purposes of the 95% gross income test. Notwithstanding the IRS's determination in the private letter ruling described above, it is possible that the IRS could successfully assert that such income does not qualify for purposes of the 95% gross income test, which, if such income together with other income we earn that does not qualify for the 95% gross income test exceeded 5% of our gross income, could cause us to be subject to a penalty tax and could impact our ability to qualify as a REIT. See "—Failure to Satisfy the Gross Income Tests" and "—Failure to Qualify." In addition, if such income was determined not to qualify for the 95% gross income test, we would need to invest in sufficient qualifying assets, or sell some of our interests in any foreign TRSs or other non-U.S. corporations in which we hold an equity interest to ensure that the income recognized by us from our foreign TRSs or such other corporations does not exceed 5% of our gross income.

     Hedging Transactions

        We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction we enter into (1) in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT, but there can be no assurance that we will be successful in this regard.

     Rents from Real Property

        We currently do not intend to acquire real property with the proceeds of this offering. However, to the extent that we own real property or interests therein, rents we receive qualify as "rents from real property" in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Internal Revenue Code is subject to both legal and factual considerations and is therefore subject to different interpretations.

        In addition, in order for rents received by us to qualify as "rents from real property," the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by our company. Moreover, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from which we derive no income or through a TRS. We are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

        Rental income will qualify as rents from real property only to the extent that we do not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.

     Failure to Satisfy the Gross Income Tests

        We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulation. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, it will not qualify as a REIT. As discussed above under "—Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

     Asset Tests

        We, at the close of each calendar quarter, must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. Government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs and certain kinds of RMBS and mortgage loans. Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning our proportionate share of the assets of the REMIC. As further discussed above under "—Gross Income Tests—Interest Income," the IRS has recently issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an "eligible REMIC" that informs the REIT that at least 80% of the REMIC's assets constitute real estate assets, then the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests. The remaining 20% of the value of the REIT's interest in the REMIC would not qualify as a real estate asset for purposes of the REIT asset tests and could adversely affect our ability to qualify as a REIT. In the case of interests in grantor trusts, we will be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below. Second, the value of any one issuer's securities owned by us may not exceed 5% of the value of our gross assets. Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 25% of the value of our gross assets.

        The 5% and 10% asset tests do not apply to stock and securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Internal Revenue Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT's interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership.

        For purposes of the 10% value test, "straight debt" means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock, (2) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Internal Revenue Code and (3) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our "controlled taxable REIT subsidiaries" as defined in the Internal Revenue Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer's outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership).

        After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, it is permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which the identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

        We expect that the RMBS that we own generally will be qualifying assets for purposes of the 75% asset test. However, to the extent that we own non-REMIC CMOs or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities issued by C corporations or other fixed-income securities that are not secured by mortgages on real property, those securities will generally not be qualifying assets for purposes of the 75% asset test.

        A real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% REIT asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Although the issue is not free from doubt, we may be required to treat a portion of a mortgage loan that is acquired (or modified in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes) at a time when the fair market value of the real property securing the loan is less than the loan's face amount and there are other assets securing the loan, as nonqualifying for the 75% REIT asset test even if our acquisition price for the loan (that is, the fair market value of the loan) is less than the value of the real property securing the loan.

        We may acquire excess MSRs. In a recent private letter ruling, the IRS ruled that excess MSRs meeting certain requirements would be treated as an interest in mortgages on real property and thus a real estate asset for purposes of the 75% REIT asset test. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. Consistent with the analysis adopted by the IRS in that private letter ruling and based on advice of counsel, we intend to treat any excess MSRs that we acquire that meet the requirements provided in the private letter ruling as qualifying assets for purposes of the 75% REIT gross asset test. Notwithstanding the IRS's determination in the private letter ruling described above, it is possible that the IRS could successfully assert that any excess MSRs that we acquire do not qualify for purposes of the 75% REIT gross asset test, which could cause us to be subject to a penalty tax and could impact our ability to qualify as a REIT. See "—Failure to Qualify." To the extent we acquire MSRs other than excess MSRs, we expect that we would hold such MSRs in a TRS in order to avoid recognizing non-qualifying income for purposes of the REIT gross income tests.

        We believe that our holdings of securities and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we will need to estimate the value of our assets. We may not obtain independent appraisals to support our conclusions concerning the values of our assets, and the values of some of our assets may not be susceptible to a precise determination and are subject to change in the future. Although we will be prudent in making estimates as to the value of our assets, there can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. As an example, if we were to acquire equity securities of a REIT issuer that were determined by the IRS to represent debt securities of such issuer, such securities would also not qualify as real estate assets. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or in the securities of other issuers (including REIT issuers) cause a violation of the REIT asset tests.

        In addition, we intend to enter into repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such repurchase agreement and the repurchase agreement will be treated as a secured lending transaction notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the assets during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

     Annual Distribution Requirements

        In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

  (a)
  the sum of:

  •
  90% of our "REIT taxable income" (computed without regard to its deduction for dividends paid and its net capital gains); and

  •
  90% of the net income (after tax), if any, from foreclosure property (as described below); minus

  (b)
  the sum of specified items of non-cash income that exceeds a percentage of our income.

        These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

        In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

        To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

        If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

        In addition, if we were to recognize "built-in gain" (as defined below) on the disposition of any assets acquired from a C corporation in a transaction in which our basis in the assets was determined by reference to the C corporation's basis (for instance, if the assets were acquired in a tax-free reorganization or contribution), we would be required to distribute at least 90% of the built-in gain net of the tax we would pay on such gain. See "—Tax on Built-In Gains" below.

        It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including receipt of distributions from our subsidiaries and (b) the inclusion of items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash. For example, we may acquire debt instruments or notes whose face value may exceed its issue price as determined for U.S. federal income tax purposes, reverse mortgages or market discount bonds such that we will be required to include in our income a portion of income each year that such instrument is held before we receive any corresponding cash. Similarly, income from excess MSRs that we acquire may be treated as debt instruments issued with OID, and as a result we may accrue interest income without receiving corresponding cash payments with respect to such excess MSRs. See "—Gross Income Tests—Phantom Income" above. In the event that such timing differences occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources, including sales of our common stock. Both a taxable stock distribution and sale of common stock resulting from such distribution could adversely affect the value of our common stock.

        We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

     Tax on Built-In Gains

        If we acquire appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, and if we subsequently dispose of any such assets during the 10-year period following the acquisition of the assets from the C corporation, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to us over the basis of such assets on such date, which we refer to as built-in gains. Similarly, to the extent that any C corporation holds an interest in an entity treated as a partnership for U.S. federal income tax purposes (either directly or through one or more other entities treated as partnerships for U.S. federal income tax purposes) and we acquire appreciated assets from such partnership in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the partnership, the underlying C corporation's proportionate share of such assets will be treated as contributed by a C corporation and therefore will be subject to the tax on built-in gains. However, the built-in gains tax will not apply if the C corporation elects to be subject to an immediate tax when the asset is acquired by us.

        As part of our formation, certain of the Matrix Funds and certain other persons who are treated as C corporations for U.S. federal income tax purposes contributed assets to us in exchange for stock. The Matrix Funds that are treated as C corporations for U.S. federal income tax purposes have elected to recognize any gain or loss on such contribution of assets to us pursuant to our formation. We believe that any other person who contributed assets to us in exchange for stock in connection with our formation and who is treated as a C corporation for U.S. federal income tax purposes (including any person treated as a partnership for U.S. federal income tax purposes with one or more direct or indirect C corporation partners) contributed assets with a de minimis amount of built-in gains. As a result, although it is possible that a portion of the assets contributed to us in connection with our formation may be subject to the built-in gains tax, we expect that the built-in gains resulting from such assets should generally be de minimis.

     Recordkeeping Requirements

        We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualifications as a REIT.

     Excess Inclusion Income

        If we, our Operating Partnership or a subsidiary REIT owned by our Operating Partnership, acquire a residual interest in a REMIC, we may realize excess inclusion income. In addition, if we, our Operating Partnership or a subsidiary REIT owned by our Operating Partnership is deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us, such arrangement will be treated as a taxable mortgage pool for U.S. federal income tax purposes. See "—Effect of Subsidiary Entities—Taxable Mortgage Pools." We may securitize RMBS that we acquire and certain securitizations may result in us owning interests in a taxable mortgage pool. We would be precluded from holding equity interests in such a securitization through our Operating Partnership. Accordingly, we would likely form such securitizations as qualified REIT subsidiaries of a subsidiary REIT of our Operating Partnership, and will be precluded from selling to outside investors equity interests in such securitizations or from selling any debt securities issued in connection with such securitizations that might be considered to be equity interests for U.S. federal income tax purposes. We are taxed at the highest corporate income tax rate on a portion of the income, referred to as "excess inclusion income," arising from a taxable mortgage pool that is allocable to the percentage of our shares held in record name by "disqualified organizations," which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. To the extent that common stock owned by "disqualified organizations" is held in record name by a broker/dealer or other nominee, the broker/dealer or other nominee would be liable for the corporate level tax on the portion of our excess inclusion income allocable to the common stock held by the broker/dealer or other nominee on behalf of the "disqualified organizations." Disqualified organizations may own our stock. Because this tax would be imposed on our company, all of our investors, including investors that are not disqualified organizations, will bear a portion of the tax cost associated with the classification of our company or a portion of our assets as a taxable mortgage pool. A RIC or other pass-through entity owning our common stock in record name will be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations.

        In addition, if we realize excess inclusion income and allocate it to stockholders, this income cannot be offset by net operating losses of our stockholders. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as unrelated business taxable income under Section 512 of the Internal Revenue Code. If the stockholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the stockholder is a REIT, a RIC, common trust fund or other pass-through entity, the stockholder's allocable share of our excess inclusion income could be considered excess inclusion income of such entity. Accordingly, such investors should be aware that a significant portion of our income may be considered excess inclusion income. Finally, if a subsidiary REIT of our Operating Partnership through which we hold taxable mortgage pool securitizations were to fail to qualify as a REIT, our taxable mortgage pool securitizations will be treated as separate taxable corporations for U.S. federal income tax purposes that could not be included in any consolidated corporate tax return.

     Prohibited Transactions

        Net income we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by us directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any particular asset in which we hold a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers or that certain safe harbor provisions of the Internal Revenue Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

     Foreclosure Property

        Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. We do not anticipate that we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if we receive any such income, we intend to elect to treat the related property as foreclosure property.

Tax Aspects of Investments in Partnerships

     General

        We will hold investments through entities that are classified as partnership for U.S. federal income tax purposes, including our interest in our Operating Partnership at any time that our Operating Partnership, and potentially equity interests in lower-tier partnerships. In general, partnerships are "pass-through" entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests, based on our capital interest in such partnership. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by subsidiary partnerships, based on its capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of our interest in partnership assets will be based on its proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Internal Revenue Code). Consequently, to the extent that we hold an equity interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

     Entity Classification

        The investment by us in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of our subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, could be subject to an entity-level tax on its income.

        Pursuant to Section 7704 of the Internal Revenue Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for U.S. federal income tax purposes if it is a "publicly traded partnership" and it does not receive at least 90% of its gross income from certain specified sources of "qualifying income" within the meaning of that section. A "publicly traded partnership" is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a "secondary market or the substantial equivalent thereof." Although the OP units will not be traded on an established securities market, there is a significant risk that after this offering the right of a holder of OP units to redeem the units for our common stock could cause the OP units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified "safe harbors," which are based on the specific facts and circumstances relating to the partnership. Although our Operating Partnership may, depending on the number of parties in our Operating Partnership and the percentage of interests in our Operating Partnership transferred during a taxable year, qualify for one of these safe harbors in the future, we cannot provide any assurance that our Operating Partnership will, in each of its taxable years, qualify for one of these safe harbors. If our Operating Partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consisted of "qualifying income" under Section 7704 of the Internal Revenue Code. Qualifying income is generally real property rents and other types of passive income. We believe that our Operating Partnership will have sufficient qualifying income so that it would be taxed as a partnership even if it were a publicly traded partnership. The income requirements applicable to us to qualify as a REIT under the Internal Revenue Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences would cause our Operating Partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

        If our Operating Partnership were taxable as a corporation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) or the gross income tests as discussed in "—Requirements for Qualification as a REIT," "—Asset Tests" and "—Gross Income Tests" above, and in turn could prevent us from qualifying as a REIT. See "—Failure to Qualify," below, for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of any of our subsidiary partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

     Tax Allocations With Respect to Partnership Properties

        The partnership agreement of our Operating Partnership generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder, the time subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partnership with respect to such item. Our Operating Partnership's allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated under such section.

        Under Section 704(b), income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value (or the book value) of the contributed property and the adjusted tax basis of such property at the time of the contribution (or a book-tax difference). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

        The partnership agreement requires that allocations with respect to any property contributed to our Operating Partnership in exchange for OP units in a tax-deferred transaction be made in a manner consistent with Section 704(c) of the Internal Revenue Code. As a result, any gain recognized on the sale of any such properties would generally be allocated to the partner who contributed the property to our Operating Partnership to the extent of the book-tax difference at the time of such contribution. As a result, in the event that any such properties are sold, the partner who contributed such assets to our Operating Partnership or, in certain cases, a successor to such partner, which may include us, could be allocated gain in excess of its corresponding book gain (or taxable loss that is less than such person's corresponding economic or book loss), with a corresponding benefit to the partners who did not contribute such assets to our Operating Partnership.

        Prior to this offering, we were treated as contributing assets to our Operating Partnership in exchange for OP units for U.S. federal income tax purposes, and therefore we are subject to the allocation provisions described above to the extent of any book-tax difference in our assets at the time of such contribution. These allocation provisions could result in us having taxable income that is in excess of our economic or book income as well as our cash distributions from our Operating Partnership, which might adversely affect our ability to comply with the REIT distribution requirements or result in a greater portion of our distributions being treated as taxable dividend income.

     Failure to Qualify

        In the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Internal Revenue Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Internal Revenue Code, dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

     Taxation of Taxable U.S. Stockholders

        This section summarizes the taxation of U.S. stockholders that are not tax exempt organizations. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our stock by the partnership.

     Distributions

        Provided that we qualify as a REIT, distributions made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our common stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. As discussed above, if we realize excess inclusion income and allocate it to a taxable U.S. stockholder, this income cannot be offset by net operating losses of such stockholder.

        In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of our company for the taxable year, without regard to the period for which the U.S. stockholder has held our stock. To the extent that we elect under the applicable provisions of the Internal Revenue Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders who are individuals for taxable years beginning after December 31,

2012, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

        Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder's shares of our common stock in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. stockholder's shares of our common stock, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "—Taxation of Our Company" and "—Annual Distribution Requirements." Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits.

     Dispositions of Our Common Stock

        In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of our common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder's adjusted tax basis in the common stock at the time of the disposition. In general, a U.S. stockholder's adjusted tax basis will equal the U.S. stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of our common stock will be subject to a maximum U.S. federal income tax rate of 20% for taxable years beginning after December 31, 2012, if such shares were held for more than 12 months, and will be taxed at ordinary income rates (of up to 39.6% with respect to taxable years beginning after December 31, 2012) if such shares were held for 12 months or less. In addition, for taxable years beginning after December 31, 2012, a maximum U.S. federal income tax rate of 18% generally applies to gain from dispositions of shares of common stock by individuals and other non-corporate U.S. stockholders if the common stock is held for more than five years. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT's "unrecaptured Section 1250 gain."

        Holders are advised to consult with their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of our common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. stockholder as long-term capital gain.

     Passive Activity Losses and Investment Interest Limitations

        Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of our common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends or capital gains from the disposition of stock as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

     Medicare tax on unearned income

        Recently enacted legislation requires certain U.S. stockholders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Foreign Accounts

        Under recently enacted legislation, dividends made after December 31, 2013, and gross proceeds from the sale or other disposition of our common stock paid after December 31, 2016, to "foreign financial institutions" in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this new legislation on their ownership and disposition of our common stock.

Taxation of Tax Exempt U.S. Stockholders

        U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. stockholder has not held our common stock as "debt financed property" within the meaning of the Internal Revenue Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt stockholder), (2) our common stock is not otherwise used in an unrelated trade or business and (3) we do not hold an asset that gives rise to "excess inclusion income," (see "—Excess Inclusion Income") distributions from us and income from the sale of our common stock generally should not give rise to UBTI to a tax exempt U.S. stockholder. As previously noted, we may engage in transactions that would result in a portion of our dividend income being considered "excess inclusion income" and, accordingly, it is possible that a portion of our dividends received by a tax-exempt stockholder may be treated as UBTI.

        Tax exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

        In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Internal Revenue Code, (2) is tax exempt under Section 501(a) of the Internal Revenue Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if it is a "pension-held REIT." We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock; and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Internal Revenue Code to include certain entities), as owned by the beneficiaries of such trusts. Certain restrictions relating to the ownership and transfer of our stock should generally prevent a U.S. tax exempt entity from owning more than 10% of the value of our stock, or us from becoming a pension-held REIT.

        Tax exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning our stock.

Taxation of Non-U.S. Stockholders

        The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock applicable to non-U.S. stockholders of our common stock. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation. Non-U.S. Stockholders should consult their tax advisors concerning the U.S. federal estate tax consequences of ownership of our common stock.

        For most non-U.S. persons, an investment in a REIT that invests principally in mortgage loans and RMBS is not the most tax-efficient way to invest in such assets. That is because receiving distributions of income derived from such assets in the form of REIT dividends subjects most non-U.S. persons to withholding taxes that direct investment in those asset classes, and the direct receipt of interest and principal payments with respect to them, would not. The principal exceptions are foreign sovereigns and their agencies and instrumentalities, which may be exempt from withholding taxes on REIT dividends under the Internal Revenue Code, and certain foreign pension funds or similar entities able to claim an exemption from withholding taxes on REIT dividends under the terms of a bilateral tax treaty between their country of residence and the United States.

     Ordinary Dividends

        The portion of dividends received by non-U.S. stockholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. stockholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. stockholders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. As previously noted, we may engage in transactions that could result in a portion of our dividends being considered excess inclusion income, and accordingly, a portion of our dividend income may not be eligible for exemption from the 30% withholding rate or a reduced treaty rate. In the case of a taxable stock dividend with respect to which any withholding tax is imposed on a non-U.S. stockholder, we may have to withhold or dispose of part of the shares otherwise distributable in such dividend and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.

        In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder's investment in our common stock is, or is treated as, effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation. In addition, we may have to withhold or dispose of part of the shares otherwise distributable in such dividend and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.

     Non-Dividend Distributions

        Unless (1) our common stock constitutes a U.S. real property interest (or USRPI) or (2) either (A) the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (B) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current or accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits. If our common stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. stockholder's adjusted tax basis in our common stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (or FIRPTA) at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (such as, an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.

     Capital Gain Dividends

        Under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries (or USRPI capital gains), will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to

35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the U.S. if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one year period ending on the date of such dividend. Instead any capital gain dividend will be treated as a distribution subject to the rules discussed above under "—Ordinary Dividends." Also, the branch profits tax will not apply to such a distribution. We anticipate that our common stock will be regularly traded on an established securities market in the United States immediately following this offering.

        A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year).

     Dispositions of Our Common Stock

        Unless our common stock constitutes a USRPI, a sale of the stock by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. The stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor. We do not expect that 50% or more of our assets will consist of interests in real property located in the U.S.

        Even if our shares of common stock otherwise would be a USRPI under the foregoing test, our shares of common stock will not constitute a USRPI if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of the REIT's shares of common stock or the period of the REIT's existence), less than 50% in value of its outstanding shares of common stock is held directly or indirectly by non-U.S. stockholders. We may be a domestically controlled REIT, in which case the sale of our common stock would not be subject to taxation under FIRPTA. However, because our stock is expected to be widely held, we cannot assure investors that we will be a domestically controlled REIT. Even if we do not qualify as a domestically controlled REIT, a non-U.S. stockholder's sale of our common stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) our common stock owned is of a class that is "regularly traded," as defined by the applicable Treasury Regulation, on an established securities market, and (2) the selling non-U.S. stockholder owned, actually or constructively, 5% or less of our outstanding stock of that class at all times during a specified testing period. We anticipate that our common stock will be regularly traded on an established securities market in the United States immediately following this offering.

        If gain on the sale of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

        Gain from the sale of our common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual's net capital gain.

Backup Withholding and Information Reporting

        We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify their non-foreign status.

        We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of our common stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts

        Federal legislation may, pursuant to proposed Treasury Regulations and other guidance, impose withholding taxes on U.S. source payments made after December 31, 2013 to "foreign financial institutions" and certain other non-U.S. entities and on disposition proceeds of U.S. securities realized after December 31, 2016. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders (as defined in above) who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The proposed regulations and other guidance relating to this legislation will not be effective until reflected in final regulations. There can be no assurance either as to when these final regulations will be issued or as to the particular form that those final regulations might take. Prospective investors should consult their tax advisors regarding this legislation.

Tax Shelter Regulations

        In certain circumstances, a holder of common stock who disposes of an interest in a transaction resulting in the recognition by such common stock of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction (or a reportable transaction) in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions (or the Tax Shelter Regulations). Holders should consult their tax advisors concerning any possible disclosure obligation under the Tax Shelter Regulations with respect to the disposition of common stock.

State, Local and Foreign Taxes

        We and our stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or foreign tax treatment of our Company and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common stock.

Legislative or Other Actions Affecting REITs

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our shares of common stock.

ERISA CONSIDERATIONS

        A fiduciary of a pension, profit sharing, retirement or other employee benefit plan (or plan), subject to the Employee Retirement Income Security Act of 1974, as amended (or ERISA), should consider the fiduciary standards under ERISA in the context of the plan's particular circumstances before authorizing an investment of a portion of such plan's assets in the shares of common stock. Accordingly, among other things, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Internal Revenue Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan ("parties in interest" within the meaning of ERISA, "disqualified persons" within the meaning of the Internal Revenue Code). A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the plan that is engaged in such a non-exempt prohibited transaction may be subject to penalties under ERISA and the Code. Thus, a plan fiduciary considering an investment in the shares of common stock also should consider whether the acquisition or the continued holding of the shares of common stock might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor (or the DOL).

        The DOL has issued final regulations (or the DOL Regulations) as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the 1940 Act, the plan's assets would include, for example, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The shares of common stock are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

        The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. We expect the common stock to be "widely held" upon completion of the initial public offering.

        The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable." We believe that the restrictions imposed under our charter on the transfer of our common stock are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of common stock to be "freely transferable." The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

        Assuming that the common stock will be "widely held" and "freely transferable," we believe that our common stock will be publicly offered securities for purposes of the DOL Regulations and that our assets will not be deemed to be "plan assets" of any plan that invests in our common stock.

        Certain individuals, including us, ZAIS, our Advisor, and any of their respective affiliates may be parties in interest and disqualified persons with respect to plans subject to ERISA or the Code. Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if common stock is acquired or held by a plan with respect to which we, ZAIS, our Advisor or any of their respective affiliates, is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, in certain cases, depending in part on the type of plan fiduciary making the decision to acquire the common stock and the circumstances under which such decision is made. Accordingly, each holder of our common stock will be deemed to have represented and agreed that its purchase and holding of such common stock (or any interest therein) will not constitute or result in a non exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.

Total

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

        We and our Advisor have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms. This offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the initial public offering price. Our Advisor has agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' option to purchase additional shares:

Total Fees
	Per Share	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option of Purchase Additional Shares
Discounts and commissions paid by our Advisor	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be $             . We have agreed with the underwriters to pay all fees and expenses related to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. and "blue sky" expenses and the cost of any aircraft chartered in connection with the road show for this offering. Our Advisor has agreed to reimburse us for offering expenses in excess of $1.2 million.

Option to Purchase Additional Shares

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares referred to in the above table are being offered.

No Sales of Similar Securities

        Holders of 90.3% of our outstanding shares of common stock and OP units have agreed with ZAIS, as the managing member of our Advisor, not to, directly or indirectly, sell, transfer, assign, mortgage, hypothecate, pledge or otherwise dispose of or encumber or permit or suffer any encumbrance of all or any part of the shares of our common stock or OP units acquired as part of the above formation transactions or subsequent purchases of such common stock or OP units, until 270 days following the completion of our listing without the prior written consent of ZAIS, subject to certain exceptions relating to private resales where the transferee continues to be bound by the lock-up agreement.

        Additionally, each of our directors and executive officers and the ZAIS Parties who collectively own an aggregate of 488,384 shares of common stock and 22,492 OP units have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock that they may own or have the right to acquire or other securities convertible into or exchangeable or exercisable for our common stock (including OP units) prior to this offering for a period of 270 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc., as representative of the underwriters. This consent may be given at any time without public notice. Transfers or dispositions may be made during the lock-up period if any such transfer or disposition does not trigger any filing or reporting requirement or obligation or result in any other voluntary or mandatory public disclosure, including but not limited to Form 4 of Section 16 of the Exchange Act, and is by gift, will or intestacy, or distribution to partners, members or shareholders of the transferor, provided that the transferee agrees in writing to be bound by the restrictions set forth in the lock-up agreement. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 270-day period. We and our Advisor have also entered into a similar agreement with Deutsche Bank Securities Inc., as representative of the underwriters.

Price Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

New York Stock Exchange Listing

        We intend to apply to list our common stock for trading on the NYSE under the symbol "            ." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Pricing of this Offering

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and Deutsche Bank Securities Inc. as the representative of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

  •
  prevailing market conditions;

  •
  our results of operations in recent periods;

  •
  the present stage of our development;

  •
  the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business;

  •
  estimates of our business potential; and

  •
  the net asset value of our Operating Partnership as of                           , 2012.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Electronic Offer, Sale and Distribution of Shares

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Deutsche Bank Securities Inc. may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Deutsche Bank Securities Inc. may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

     Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (or the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

  (c)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms for the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the PD 2010 Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

     Notice to Prospective Investors in the United Kingdom

        This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (or qualified investors) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York. In addition, the description of U.S. federal income tax consequences contained in the section of the prospectus entitled "U.S. Federal Income Tax Considerations" is based on the opinion of Clifford Chance US LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

        Our consolidated financial statements as of December 31, 2011 and for the period from July 29, 2011 through December 31, 2011, appearing in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the expected timing of the initial public offering as provided by the Exchange Offer Statement as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1 800 SEC 0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website at www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

 GLOSSARY

        The following terms used in this prospectus have the meanings described below:

        "ABS" means asset-backed securities.

        "Agency RMBS" means RMBS assets for which a U.S. Government agency or federally chartered corporation guarantees payments of principal and interest on the securities.

        "ARMs" means adjustable-rate mortgages.

        "Basel III" means the new capital standards for major banking institutions published by the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, which, when fully phased in on January 1, 2019, will require banking institutions to maintain heightened Tier 1 common equity, Tier 1 capital and total capital ratios, as well as maintain a "capital conservation buffer."

        "CDO" means collateralized debt obligation.

        "CDS" means credit default swap.

        "Class B Interests" means Class B non-voting and non-transferable membership interests in our Advisor.

        "CMBS" means commercial mortgage-backed securities.

        "CMOs" means collateralized mortgage obligations.

        "CPO" means a commodity pool operator.

        "CPR" means the Constant Prepayment Rate.

        "Cushion" means our cash, unpledged Agency RMBS and non-Agency RMBS and collateral in excess of margin requirements held by our counterparties.

        "derivative contracts" means derivative contracts governed by the International Swaps and Derivatives Association, Inc.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Fannie Mae" means the Federal National Mortgage Association.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "FHA" means the Federal Housing Authority.

        "FHFA" means the U.S. Federal Housing Finance Agency.

        "Freddie Mac" means the Federal Home Loan Mortgage Corporation.

        "Ginnie Mae" means the Government National Mortgage Association.

        "GSE" means a government-sponsored entity.

        "HAMP" means the Home Affordable Modification Program.

        "HARP" means the Home Affordable Refinance Program.

        "HERA" means the Housing and Economic Recovery Act of 2008.

        "H4H Program" means the Hope for Homeowners Program.

        "IOs" means interest only strips created from residential mortgage-backed securities.

        "MBS" means mortgage-backed securities.

        "MSRs" means mortgage servicing rights.

        "non-Agency RMBS" means residential mortgage loans and RMBS assets that are not issued or guaranteed by a U.S. Government agency or federally chartered corporation.

        "OID" means original issue discount.

        "performing residential whole loan" means a single residential mortgage that a lender has issued to a borrower, that has not been securitized, and that is being paid according to terms.

        "plan" means a pension, profit sharing, retirement or other employee benefit plan subject to ERISA.

        "REIT" means Real Estate Investment Trust.

        "REMIC" means residual real estate mortgage investment conduit.

        "re-performing residential whole loans" means a single residential mortgage that a lender has issued to a borrower, that has not been securitized, and on which the borrower was behind on payments (delinquent) by at least 90 days but has resumed making payments.

        "RMBS" means residential mortgage-backed securities.

        "TDR" means troubled debt restructuring.

        "TSR" means taxable REIT subsidiaries.

        "U.S. GAAP" means U.S. generally accepted accounting principles.

        "UpREIT" means a traditional umbrella partnership real estate investment trust.

 INDEX TO FINANCIAL STATEMENTS

As of September 30, 2012 and December 31, 2011 and for the Nine Months Ended September 30, 2012 and the Period from July 29, 2011 (Inception) to September 30, 2011 (unaudited)

Page(s)
Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2012 (unaudited) and December 31, 2011	F-2
Consolidated Statements of Operations (unaudited) for the nine months ended September 30, 2012 and for the period from July 29, 2011 (Inception) to September 30, 2011	F-3
Consolidated Statements of Stockholders' Equity as of September 30, 2012 (unaudited) and December 31, 2011	F-4
Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2012 and for the period from July 29, 2011 (Inception) to September 30, 2011	F-5
Notes to Consolidated Financial Statements (unaudited)	F-6 - 26
As of December 31, 2011 and for the Period from July 29, 2011 (Inception) to December 31, 2011
Report of Independent Auditors	F-27
Consolidated Financial Statements
Consolidated Balance Sheet as of December 31, 2011	F-28
Consolidated Statement of Operations for the period from July 29, 2011 (Inception) to December 31, 2011	F-29
Consolidated Statement of Stockholders' Equity as of December 31, 2011	F-30
Consolidated Statement of Cash Flows for the period from July 29, 2011 (Inception) to December 31, 2011	F-31
Notes to Consolidated Financial Statements	F-32 - 47

ZAIS Financial Corp. and Subsidiaries

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30, 2012	December 31, 2011
	(unaudited)
Assets
Cash	$15,265,259	$6,326,724
Restricted cash	3,122,112	1,715,211
Real estate securities, at fair value—$137,536,229 and $115,589,035 pledged as collateral, respectively	163,376,777	145,971,111
Other assets	569,200	92,148

Total assets	$182,333,348	$154,105,194

Liabilities
Repurchase agreements	$110,128,912	$97,597,010
Common stock repurchase liability (1,183,560 common shares)	25,103,308	—
Accounts payable and other liabilities	1,242,071	871,060
Preferred dividends payable	4,618	—
Derivative instruments	1,117,332	254,302
Accrued interest payable	63,513	64,948

Total liabilities	137,659,754	98,787,320

Stockholders' Equity
12.5% Series A cumulative non-voting preferred stock, $0.0001 par value; 50,000,000 shares authorized; 133 shares and zero shares issued and outstanding, respectively	—	—
Class A common stock $0.0001 par value; 500,000,000 shares authorized; 3,022,617 shares issued and 1,839,057 outstanding	184	302
Additional paid-in capital	35,464,347	60,452,038
Retained earnings/(accumulated deficit)	9,209,063	(5,134,466)

Total stockholders' equity	44,673,594	55,317,874

Total liabilities and stockholders' equity	$182,333,348	$154,105,194

The accompanying notes are an integral part of these consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Consolidated Statements of Operations

(Expressed in United States Dollars)

	Nine Months Ended September 30, 2012	Period from July 29, 2011 (Inception) to September 30, 2011
	(unaudited)	(unaudited)
Interest income
Real estate securities	$7,100,418	$1,115,130

Total interest income	7,100,418	1,115,130
Interest expense
Repurchase agreements	1,043,889	76,077

Total interest expense	1,043,889	76,077

Net interest income	6,056,529	1,039,053

Other gain/(loss)
Change in unrealized gain/(loss) on real estate securities	15,871,869	(4,493,562)
Realized loss on real estate securities	(1,097,082)	—
Loss on derivative instruments	(1,216,498)	(36,739)

Total other gain/(loss)	13,558,289	(4,530,301)

Expenses
Advisory fee—related party	728,521	148,880
Professional fees	1,228,650	212,946
General and administrative expenses	37,962	725

Total expenses	1,995,133	362,551

Net income/(loss)	17,619,685	(3,853,799)
Preferred dividends	11,730	—

Net income/(loss) applicable to common stockholders	$17,607,955	$(3,853,799)

Net income/(loss) per share applicable to common stockholders—basic and diluted	$6.01	$(1.27)

Weighted average number of shares outstanding—basic and diluted	2,930,421	3,022,617

The accompanying notes are an integral part of these consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Expressed in United States Dollars)

	Preferred Stock		Common Stock
						(Accumulated Deficit)/ Retained Earnings	Total ZAIS Financial Corp. Stockholders' Equity
	Shares of Preferred Stock	Preferred Stock at Par	Shares of Common Stock	Common Stock at Par	Additional Paid-in Capital
Balance at July 29, 2011 (Inception)	—	$—	—	$—	$—	$—	$—
Exchange offer contribution	—	—	3,022,617	302	60,452,038	—	60,452,340
Net loss applicable to common stockholders	—	—	—	—	—	(5,134,466)	(5,134,466)

Balance at December 31, 2011	—	—	3,022,617	302	60,452,038	(5,134,466)	55,317,874
Net proceeds from offering of preferred stock	133	—	—	—	115,499	—	115,499
Dividends on common stock	—	—	—	—	—	(3,264,426)	(3,264,426)
Common stock repurchase liability	—	—	(1,183,560)	(118)	(25,103,190)	—	(25,103,308)
Net income applicable to common stockholders	—	—	—	—	—	17,607,955	17,607,955

Balance at September 30, 2012 (unaudited)	133	$—	1,839,057	$184	$35,464,347	$9,209,063	$44,673,594

The accompanying notes are an integral part of these consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Months Ended September 30, 2012	Period from July 29, 2011 (Inception) to September 30, 2011
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income/(loss)	$17,619,685	$(3,853,799)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Net (accretion)/amortization of (discounts)/premiums related to real estate securities	(721,891)	250,913
Change in unrealized (gain)/loss on real estate securities	(15,871,869)	4,493,562
Realized loss on real estate securities	1,097,082	—
Change in unrealized loss on derivative instruments	863,030	36,739
Changes in operating assets and liabilities
Increase in other assets	(477,052)	(117,383)
Increase in accounts payable and other liabilities	371,011	450,838
Decrease/(increase) in accrued interest payable	(1,435)	79,554

Net cash provided by operating activities	2,878,561	1,340,424

Cash flows from investing activities
Acquisitions of real estate securities	(83,122,058)	(105,928,570)
Proceeds from principal repayments on real estate securities	16,453,167	(199,985)
Proceeds from sale of real estate securities	64,759,903	—
Restricted cash used in investment activities	(1,406,901)	(1,370,041)

Net cash used in investing activities	(3,315,889)	(107,498,596)

Cash flows from financing activities
Proceeds from issuance of common stock upon exchange offer	—	3,036,222
Proceeds from issuance of preferred stock, net	115,499	—
Borrowings from repurchase agreements	61,890,233	104,895,068
Repayments of repurchase agreements	(49,358,331)	(256,130)
Preferred dividends	(7,112)	—
Dividends on common stock	(3,264,426)	—

Net cash provided by financing activities	9,375,863	107,675,160

Net increase in cash	8,938,535	1,516,988
Cash
Beginning of period	6,326,724	—

End of period	$15,265,259	$1,516,988

Supplemental disclosure of cash flow information
Interest paid	$1,016,138	$25,619
Taxes paid	—	—
Supplemental disclosure of noncash investing and financing activities
Exchange offer contribution—debt securities	$—	$57,416,118

The accompanying notes are an integral part of these consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

1. Formation and Organization

        ZAIS Financial Corp. (the "Company") was incorporated in Maryland on May 24, 2011, and has elected to be taxed and to qualify as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2011. The Company was initially capitalized and commenced operations on July 29, 2011, when it completed an exchange of a mutually agreed upon portion of the shareholders' and limited partners' interests in the ZAIS Matrix VI-A Ltd. and ZAIS Matrix VI-B L.P. funds (the "Matrix Funds") managed by ZAIS Group, LLC (the "Advisor"), which included cash of $3,036,222 and real estate securities having a fair market value of $57,416,118, for 3,022,617 shares of the Company's common stock or operating partnership units ("OP units"), pursuant to an exchange offer statement dated May 25, 2011 and the related contribution agreements executed on July 29, 2011. All OP units were converted into shares of common stock upon issuance.

        The Company was organized primarily to invest in, finance and manage residential mortgage loans and residential mortgage-backed securities ("RMBS") that are not issued or guaranteed by a U.S. Government agency or by a federally chartered corporation ("Non-Agency RMBS"). The Company also initially intends to acquire RMBS for which a U.S. Government agency or federally chartered corporation guarantees payments of principal and interest on the securities ("Agency RMBS") and has the discretion to invest in other real estate-related and financial assets, including, but not limited to, commercial mortgage-backed securities and other asset-backed securities. The Company is externally managed by the Advisor and has no employees. Substantially all of the Company's business is conducted through ZAIS Financial Partners, L.P., the Company's consolidated operating partnership (the "OP"). The Company is the sole general partner of the OP. The Company and a subsidiary are the limited partners of the OP.

        The Company's charter authorizes the issuance of up to 500,000,000 shares of common stock with a par value of $0.0001 per share, and 50,000,000 shares of preferred stock, with a par value of $0.0001 per share. The Company's board of directors is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

2. Summary of Significant Accounting Policies

Basis of Quarterly Presentation

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments considered necessary for a fair statement of the Company's financial position, results of operations and cash flows have been included and are of a normal and recurring nature. The operating results presented for the interim period are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

        The Company currently operates as one business segment.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company the OP, and five wholly owned subsidiaries of the OP. The Company holds all voting interests in the OP and the OP holds all voting interests of the five subsidiaries. The Company conducts its business through the OP. All significant intercompany balances have been eliminated in consolidation.

Variable Interest Entities

        A variable interest entity ("VIE") is an entity that lacks one or more of the characteristics of a voting interest entity. The Company evaluates each of its investments to determine if each is a VIE based on: (1) the sufficiency of the entity's equity investment at risk to finance its activities without additional subordinated financial support provided by any parties, including the equity holders; (2) whether as a group the holders of the equity investment at risk have (a) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impacts the entity's economic performance, (b) the obligation to absorb the expected losses of the legal entity and (c) the right to receive the expected residual returns of the legal entity; and (3) whether the voting rights of these investors are proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected returns of their equity, or both, and whether substantially all of the entity's activities involve or are conducted on behalf of an investor that has disproportionately fewer voting rights. An investment that lacks one or more of the above three characteristics is considered to be a VIE. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

        A VIE is subject to consolidation if the equity investors either do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity's activities, or are not exposed to the entity's losses or entitled to its residual returns. VIEs are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. This determination can sometimes involve complex and subjective analyses.

        The Company has evaluated its securities investments to determine if each represents a variable interest in a VIE. The Company monitors these investments and analyzes them for potential consolidation. The Company will continue to analyze future investments pursuant to the VIE requirements. These analyses require considerable judgment in determining the

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

primary beneficiary of a VIE. The Company's securities investments represent variable interests in VIEs. At September 30, 2012 and December 31, 2011, no VIEs required consolidation.

Cash

        The Company's deposits with financial institutions may exceed federally insurable limits of $250,000 per institution. The Company mitigates this risk by depositing funds with a major financial institution.

Restricted Cash

        Restricted cash represents the Company's cash held by counterparties as collateral against the Company's derivatives and/or repurchase agreements. Cash held by counterparties as collateral is not available to the Company for general corporate purposes, but may be applied against amounts due to derivative or repurchase agreement counterparties or returned to the Company when the collateral requirements are exceeded or, at the maturity of the derivatives or repurchase agreements.

Real Estate Securities—Fair Value Election

        U.S. GAAP permits entities to choose to measure many financial instruments and certain other items at fair value. The Company has elected the fair value option for each of its real estate securities at the date of purchase, including those contributed in connection with the initial exchange offer contribution, which permits the Company to measure these securities at estimated fair value with the change in estimated fair value included as changes in unrealized gain/loss on real estate securities in the Company's consolidated statements of operations. The Company believes that the election of the fair value option for its real estate securities portfolio more appropriately reflects the results of the Company's operations for a particular reporting period as all securities activities are recorded in a similar manner.

Determination of Fair Value and Market Value Measurement

        The "Fair Value Measurements and Disclosures" Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements under U.S. GAAP. Specifically, this guidance defines fair value based on exit price, or the price that would be received upon the sale of an asset or the transfer of a liability in an orderly transaction between market participants at the measurement date.

        Fair value under U.S. GAAP represents an exit price in the normal course of business, not a forced liquidation price. If the Company was forced to sell assets in a short period to meet liquidity needs, the prices it receives could be substantially less than their recorded fair values. Furthermore, the analysis of whether it is more likely than not that the Company will be required to sell securities in an unrealized loss position prior to an expected recovery in value (if any), the amount of such expected required sales, and the projected identification of which securities would be sold is also subject to significant judgment.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Changes to the valuation methodology will be reviewed by the Advisor to ensure the changes are appropriate. The fair value methodology may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company anticipates that the Advisor's valuation methods will be appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        The Company categorizes its financial instruments in accordance with U.S. GAAP, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

        Financial assets and liabilities recorded on the consolidated balance sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1	Quoted prices for identical assets or liabilities in an active market.
Level 2	Financial assets and liabilities whose values are based on the following:
  •
  Quoted prices for similar assets or liabilities in active markets.

  •
  Quoted prices for identical or similar assets or liabilities in nonactive markets.

  •
  Pricing models whose inputs are observable for substantially the full term of the asset or liability.

  •
  Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

        The Company may use valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires significant judgment and considers factors specific to the investment. The Company utilizes proprietary modeling analysis to support the independent third party broker quotes selected to determine the fair value of investments and derivative instruments.

        The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

     Real Estate Securities

        The fair value of the Company's real estate securities considers the underlying characteristics of each security including coupon, maturity date and collateral. The Company estimates the fair value of its Agency RMBS and Non-Agency RMBS based upon a combination of observable prices in active markets, multiple indicative quotes from brokers, and executable bids. In evaluating broker quotes the Company also considers additional observable market data points including recent observed trading activity for identical and similar securities, back-testing, broker challenges and other interactions with market participants, as well as yield levels generated by model-based valuation techniques. In the absence of observable quotes, the Company utilizes model-based valuation techniques that may contain unobservable valuation inputs.

        When available, the fair value of real estate securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from either broker quotes, observed traded levels or model-based valuation techniques using observable inputs such as benchmark yields or issuer spreads. The Company's Agency RMBS are valued using the market data described above, which includes inputs determined to be observable or whose significant value drivers are observable. Accordingly, Agency RMBS securities are classified as Level 2 in the fair value hierarchy.

        While the Company's Non-Agency RMBS are valued using the same process with similar inputs as the Agency RMBS, a significant amount of inputs are unobservable due to relativity low levels of market activity. The fair value of these securities is typically based on broker quotes or the Company's model-based valuation. Accordingly, the Company's Non-Agency RMBS are classified as Level 3 in the fair value hierarchy. Model-based valuation consists primarily of discounted cash flow and yield analyses. Significant model inputs and assumptions include market-implied discount rates, default rates, expected loss severity, weighted average life, collateral composition, borrower characteristics and prepayment rates, and may also include general economic conditions, including home price index forecasts, servicing data and other relevant information. Where possible, collateral-related assumptions are determined on an individual loan level basis.

     Derivative Instruments

        Derivative instruments are valued using counterparty valuations. These valuations are generally based on models with market observable inputs such as interest rates and contractual cash flows, and as such, are classified as Level 2 of the fair value hierarchy. The Company reviews these valuations, including consideration of counterparty risk and collateral provisions. The Company's swap contracts are governed by International Swap and Derivative Association trading agreements, which are separately negotiated agreements with dealer counterparties. As of September 30, 2012 and December 31, 2011, no credit valuation adjustment was made in determining the fair value of derivatives.

Interest Income Recognition and Impairment

        Interest income on Agency RMBS is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts associated with Agency RMBS at the

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

time of purchase are amortized into interest income over the life of such securities using the effective yield method and adjusted for actual prepayments in accordance with ASC 310-20 "Nonrefundable Fees and Other Costs" or ASC 325-40 "Beneficial Interests in Securitized Financial Assets," as applicable. Total interest income is recorded as Interest income—real estate securities in the consolidated statements of operations.

        Interest income on the Non-Agency RMBS that were purchased at a discount to par value and/or were rated below AA at the time of purchase is recognized based on the effective yield method. The effective yield on these securities is based on the projected cash flows from each security, which are estimated based on the Company's observation of current information and events and include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of principal, and prepayments of principal. Therefore, actual maturities of the securities are generally shorter than stated contractual maturities.

        Based on the projected cash flows from the Company's Non-Agency RMBS purchased at a discount to par value, a portion of the purchase discount may be designated as credit protection against future credit losses and, therefore, not accreted into interest income. The amount designated as credit discount is determined and may be adjusted over time, based on the actual performance of the security, its underlying collateral, actual and projected cash flow from such collateral, economic conditions and other factors. If the performance of a security with a credit discount is more favorable than forecasted, a portion of the amount designated as credit discount may be accreted into interest income prospectively.

        Real estate securities are periodically evaluated for other-than-temporary impairment ("OTTI"). A security where the fair value is less than amortized cost is considered impaired. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a security has been deemed to be other-than-temporarily impaired, the amount of OTTI is bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statement of operations as a realized loss. The remaining OTTI related to the valuation adjustment is recognized as a component of change in unrealized gain/loss in the consolidated statement of operations. Realized gains and losses on sale of real estate securities are determined using the specific identification method. Real estate securities transactions are recorded on the trade date.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

Expense Recognition

        Expenses are recognized when incurred. Expenses include, but are not limited to, operating expenses related to the Company that are incurred by the Company or the Advisor, which are eligible for reimbursement by the Advisor.

Offering Costs

        Offering costs in connection with the Company's initial public offering ("IPO") will be paid out of the proceeds of the IPO. Offering costs will be accounted for as a reduction of additional paid-in-capital. Costs incurred to organize the Company are expensed as incurred. The Company's obligation to pay for organization and offering expenses incurred is capped at $1.2 million and the Advisor will pay for such expenses incurred above the cap.

Repurchase Agreements

        The Company finances a portion of its investment portfolio through the use of repurchase agreements entered into under Master Repurchase Agreements with several financial institutions. Repurchase agreements are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Repurchase agreements are recorded on trade date at the contract amount.

        The Company pledges cash and certain of its securities as collateral under these repurchase agreements. The amounts available to be borrowed are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance and real estate industries. In response to declines in fair value of pledged securities, the lenders may require the Company to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as margin calls. As of September 30, 2012 and December 31, 2011, the Company has met all margin call requirements.

Derivatives and Hedging Activities

        The Company accounts for its derivative financial instruments in accordance with derivative accounting guidance, which requires an entity to recognize all derivatives as either assets or liabilities in the balance sheets and to measure those instruments at fair value. The Company has not designated any of its derivative contracts as hedging instruments for accounting purposes. As a result, changes in the fair value of derivatives are recorded through current period earnings.

        The Company's derivative contracts contain legally enforceable provisions that allow for netting or setting off of all individual swap receivables and payables with the counterparty and, therefore, the fair value of those swap contracts are netted. The credit support annex provisions of the Company's interest rate swap contracts allow the parties to mitigate their credit risk by requiring the party which is out of the money to post collateral. At September 30, 2012 and December 31, 2011, all collateral provided under these contracts consists of cash collateral.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

Net Income (Loss) Per Share

        The Company calculates basic income per share by dividing net income (loss) for the period by the weighted-average shares of the Company's common stock outstanding for that period. The Company has no potentially dilutive instruments at September 30, 2012 and December 31, 2011.

Income Taxes

        The Company has elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2011. The Company intends to be organized and operate in a manner that qualifies the Company to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company will not be subject to federal income tax on its taxable income that it distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

        The Company evaluates uncertain income tax positions, if any, and based its analysis of income tax positions, the Company concluded that it does not have any uncertain tax positions that meet the recognition or measurement criteria as of September 30, 2012 and December 31, 2011.

Repurchase Liability

        The Company reflects agreements to repurchase equity shares as liabilities when these agreements require or may require the Company to settle the obligation by transferring assets. Pursuant to a share repurchase agreement dated July 5, 2012, the Company was obligated at September 30, 2012, to repurchase 1,183,560 shares valued at the July 31, 2012 book value per share of $21.21, or $25.1 million which is reflected as common stock repurchase liability on the consolidated balance sheet.

Recent Accounting Pronouncements

        In December 2011, FASB issued ASU No. 2011-11: Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") which requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendment requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

2. Summary of Significant Accounting Policies (Continued)

guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods and is to be applied retrospectively for all comparative periods presented. The Company does not believe the adoption of ASU 2011-11 will have a material impact on its consolidated financial statements.

3. Fair Value

Fair Value Measurement

        Financial assets and liabilities recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

        The following table sets forth the Company's financial instruments that were accounted for at fair value on a recurring basis as of September 30, 2012, by level within the fair value hierarchy:

	Assets and Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Assets
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$—	$3,358,214	$—	$3,358,214
30-year fixed rate mortgage	—	61,241,564	—	61,241,564
Non-Agency RMBS	—	—	98,776,999	98,776,999

Total assets	$—	$64,599,778	$98,776,999	$163,376,777

Liabilities
Derivative instruments	$—	$1,117,332	$—	$1,117,332

Total liabilities	$—	$1,117,332	$—	$1,117,332

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

3. Fair Value (Continued)

        The following table sets forth the Company's financial instruments that were accounted for at fair value on a recurring basis as of December 31, 2011, by level within the fair value hierarchy:

	Assets and Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Assets
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$—	$13,475,942	$—	$13,475,942
30-year fixed rate mortgage	—	56,022,077	—	56,022,077
Non-Agency RMBS	—	—	76,473,092	76,473,092

Total assets	$—	$69,498,019	$76,473,092	$145,971,111

Liabilities
Derivative instruments	$—	$254,302	$—	$254,302

Total liabilities	$—	$254,302	$—	$254,302

        The following table presents additional information about the Company's real estate securities which are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value:

	September 30, 2012	December 31, 2011
Beginning balance	$76,473,092	$—
Total net transfers into/out of Level 3	—	—
Exchange offer contribution—debt securities	—	57,416,118
Acquisitions of real estate securities	60,603,677	36,887,261
Proceeds from sale of real estate securities	(39,577,949)	(7,216,183)
Net accretion of discounts related to real estate securities	1,034,034	1,682,296
Proceeds from principal repayments on real estate securities	(11,750,248)	(4,608,855)
Total losses (realized / unrealized) included in earnings	(2,562,076)	(8,036,628)
Total gains (realized / unrealized) included in earnings	14,556,469	349,083

Ending balance	$98,776,999	$76,473,092

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets or liabilities still held at the reporting date	$8,847,769	$(6,205,624)

        There were no financial assets or liabilities that were accounted for at fair value on a nonrecurring basis at September 30, 2012 or December 31, 2011. There were no transfers into or out of Level 1, Level 2, or Level 3 during the nine months ended September 30, 2012, or for the period from July 29, 2011 (Inception) to September 30, 2011.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

3. Fair Value (Continued)

        The following table presents quantitative information about the Company's real estate securities which are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value:

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value as of September 30, 2012	Valuation Technique(s)	Unobservable Input	Min / Max		Weighted Average
Non-Agency RMBS (1)
Alternative—A	$27,488,247	Broker quotes/	Constant voluntary prepayment	2.4%	12.8%	5.7%
		comparable trades	Constant default rate	1.8%	12.6%	6.6%
			Loss severity	0.0%	69.6%	46.4%
			Delinquency	5.5%	36.6%	19.1%
Pay option	1,210,830	Broker quotes/	Constant voluntary prepayment	0.8%	18.6%	7.0%
adjustable		comparable trades	Constant default rate	3.8%	16.2%	8.6%
rate			Loss severity	1.9%	75.3%	55.8%
			Delinquency	14.9%	45.4%	26.1%
Prime	66,337,929	Broker quotes/	Constant voluntary prepayment	1.5%	25.0%	9.3%
		comparable trades	Constant default rate	1.6%	10.4%	6.4%
			Loss severity	1.5%	56.9%	42.6%
			Delinquency	7.5%	24.5%	16.2%
Subprime	3,739,993	Broker quotes/	Constant voluntary prepayment	1.3%	9.6%	4.5%
		comparable trades	Constant default rate	4.0%	12.5%	6.1%
			Loss severity	9.6%	70.8%	52.5%
			Delinquency	19.7%	31.2%	24.3%

Total	$98,776,999

(1)
The Company uses third-party vendor prices and dealer quotes to estimate fair value of some of its financial assets. The Company verifies selected prices by using a variety of methods, including comparing prices to internally estimated prices and corroborating the prices by reference to other independent market data, such as relevant benchmark indices and prices of similar instruments. Where the Company has disclosed unobservable inputs for broker quotes or comparable trades, those inputs are based on the Company's validations performed at the security level.

        The fair value measurements of these assets are sensitive to changes in assumptions regarding prepayment, probability of default, loss severity in the event of default, forecasts of home prices, or significant activity or developments in the non-agency securities market. Significant changes in any of those inputs in isolation may result in significantly higher or lower fair value measurements. A change in the assumption used for forecasts of home price changes is accompanied by directionally similar changes in the assumptions used for probability of default and loss severity.

Fair Value Option

        Changes in fair value for assets and liabilities for which the fair value election is made are recognized in income as they occur. The fair value option may be elected on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

3. Fair Value (Continued)

        The following table presents the difference between the fair value and the aggregate unpaid principal amount of assets for which the fair value option was elected:

	September 30, 2012			December 31, 2011
	Fair Value	Amount Due Upon Maturity	Difference	Fair Value	Amount Due Upon Maturity	Difference
Financial instruments, at fair value
Assets
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$3,358,214	$3,199,717	$158,497	$13,475,942	$12,904,151	$571,791
30-year fixed rate mortgage	61,241,564	55,607,975	5,633,589	56,022,077	52,681,733	3,340,344
Non-Agency RMBS	98,776,999	109,938,749	(11,161,750)	76,473,092	121,607,167	(45,134,075)

Total assets	$163,376,777	$168,746,441	$(5,369,664)	$145,971,111	$187,193,051	$(41,221,940)

Fair Value of Other Financial Instruments

        In addition to the above disclosures regarding assets or liabilities which are recorded at fair value, U.S. GAAP requires disclosure about the fair value of all other financial instruments. Estimated fair value of financial instruments was determined by the Company, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

        The following table summarizes the estimated fair value for all other financial instruments:

	September 30, 2012	December 31, 2011
Other financial instruments
Assets
Cash	$15,265,259	$6,326,724
Restricted Cash	3,122,112	1,715,211
Liabilities
Repurchase agreements	$109,902,344	$97,423,747
Common stock repurchase liability	25,103,124	—

        Cash includes cash on hand. Fair value equals carrying value (a Level 1 measurement). Restricted cash represents the Company's cash held by counterparties as collateral against the Company's derivatives and/or repurchase agreements. Due to the short-term nature of the restrictions, fair value approximates carrying value (a Level 1 measurement). The fair value of repurchase agreements is based on an expected present value technique using observable market interest rates. As such, the Company considers the estimated fair value to be a Level 2 measurement. This method discounts future estimated cash flows using rates the Company determined best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. The fair value of the common stock repurchase liability is equal to the agreed upon purchase price.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

4. Real Estate Securities

        The following table presents the current principal balance, amortized cost, gross change in unrealized gains, gross change in unrealized losses, and estimated fair market value of the Company's real estate securities portfolio at September 30, 2012. The Company's Agency RMBS are mortgage pass-through certificates representing interests in or obligations backed by pools of residential mortgage loans issued or guaranteed by Fannie Mae or Freddie Mac. The Non-Agency RMBS portfolios are not issued or guaranteed by Fannie Mae, Freddie Mac or any other U.S. Government agency or a federally chartered corporation and are therefore subject to credit risk.

							Weighted Average
				Gross Unrealized (1)
	Current Principal Balance	Premium (Discount)	Amortized Cost			Fair Value
				Gains	Losses		Coupon	Yield
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$3,199,717	$282,314	$3,482,031	$—	$(123,817)	$3,358,214	2.83%	2.28%
30-year fixed rate mortgage	55,607,975	2,903,781	58,511,756	2,729,808	—	61,241,564	3.85	3.53
Non-Agency RMBS
Alternative—A	33,442,005	(8,240,471)	25,201,534	2,342,110	(55,397)	27,488,247	5.60	7.70
Pay option adjustable rate	1,625,720	(477,579)	1,148,141	69,105	(6,416)	1,210,830	1.05	7.84
Prime	70,288,657	(8,814,952)	61,473,705	4,864,224	—	66,337,929	5.74	6.57
Subprime	4,582,367	(934,325)	3,648,042	149,339	(57,388)	3,739,993	1.00	7.99

Total assets	$168,746,441	$(15,281,232)	$153,465,209	$10,154,586	$(243,018)	$163,376,777	4.80%	5.57%

(1)
The Company has elected the fair value option pursuant to ASC 825 for its real estate securities. The Company recorded net change in unrealized gains of $15,871,869 for the nine months ended September 30, 2012 as change in unrealized gain/(loss) on real estate securities in the consolidated statements of operations.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

4. Real Estate Securities (Continued)

        The following table presents the current principal balance, amortized cost, gross change in unrealized gains, gross change in unrealized losses, and estimated fair market value of the Company's real estate securities portfolio at December 31, 2011:

							Weighted Average
				Gross Unrealized (1)
	Current Principal Balance	Premium (Discount)	Amortized Cost			Fair Value
				Gains	Losses		Coupon	Yield
Real estate securities:
Agency RMBS
30-year adjustable rate mortgage	$12,904,151	$550,801	$13,454,952	$22,150	$(1,160)	$13,475,942	3.16%	2.34%
30-year fixed rate mortgage	52,681,733	3,116,011	55,797,744	383,502	(159,169)	56,022,077	4.20%	3.80%
Non-agency RMBS
Alternative—A/B	51,687,232	(14,542,076)	37,145,156	70,598	(2,148,837)	35,066,916	4.92%	7.88%
Pay option adjustable rate	24,664,566	(9,992,595)	14,671,971	34,077	(1,914,953)	12,791,094	0.84%	7.68%
Prime	24,631,709	(4,360,503)	20,271,205	244,408	(855,893)	19,659,722	4.55%	7.22%
Subprime	20,623,660	(10,033,276)	10,590,384	—	(1,635,024)	8,955,360	0.87%	15.04%

Total assets	$187,193,051	$(35,261,639)	$151,931,412	$754,735	$(6,715,036)	$145,971,111	3.76%	6.14%

(1)
The Company has elected the fair value option pursuant to ASC 825 for its real estate securities.

        The following table presents certain information regarding the Company's Agency and Non-Agency securities as of September 30, 2012 by weighted average life and weighted average yield:

	Agency Securities			Non-Agency Securities
	Fair Value	Amortized Cost	Weighted Average Yield	Fair Value	Amortized Cost	Weighted Average Yield
Weighted average life (1)
Greater than 5 years	$64,599,778	$61,993,787	3.46%	$98,776,999	$91,471,422	6.95%

	$64,599,778	$61,993,787	3.46%	$98,776,999	$91,471,422	6.95%

(1)
Actual maturities of real estate securities are generally shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal and prepayments of principal.

        At September 30, 2012, the contractual maturities of the real estate securities ranged from 8.9 to 32.7 years, with a weighted average maturity of 26.7 years.

        During the nine months ended September 30, 2012, proceeds from the sale of real estate securities were $64,759,903 and realized losses on the sale of real estate securities were $1,097,082.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

4. Real Estate Securities (Continued)

        The following table presents certain information regarding the Company's Agency and Non-Agency securities as of December 31, 2011 by weighted average life and weighted average yield:

	Agency Securities			Non-Agency Securities
	Fair Value	Amortized Cost	Weighted Average Yield	Fair Value	Amortized Cost	Weighted Average Yield
Weighted average life (1)
Greater than 5 years	$69,498,019	$69,252,696	3.52%	$76,473,092	$82,678,716	8.33%

	$69,498,019	$69,252,696	3.52%	$76,473,092	$82,678,716	8.33%

(1)
Actual maturities of real estate securities are generally shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal and prepayments of principal.

        At December 31, 2011, the contractual maturities of the real estate securities ranged from 9.6 to 35.0 years, with a weighted average maturity of 27.1 years.

5. Repurchase Agreements

        Repurchase agreements involve the sale and a simultaneous agreement to repurchase the transferred assets or similar assets at a future date. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." Repurchase agreements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the end of each arrangement's term, typically 30 to 90 days. The Company maintains the beneficial interest in the specific securities pledged during the term of the repurchase arrangement and receives the related principal and interest payments. Interest rates on these borrowings are fixed based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of the repurchase arrangement at which time the Company may enter into a new repurchase arrangement at prevailing market rates with the same counterparty or repay that counterparty and negotiate financing with a different counterparty. In response to declines in fair value of pledged securities due to changes in market conditions or the publishing of monthly security paydown factors, the lender requires the Company to post additional securities as collateral, pay down borrowings or establish cash margin accounts with the counterparty in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. Under the terms of the Company's master repurchase agreements, the counterparty may sell or re-hypothecate the pledged collateral.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

5. Repurchase Agreements (Continued)

        The following table presents certain information regarding the Company's repurchase agreements as of September 30, 2012 by remaining maturity and collateral type:

	Agency Securities		Non-Agency Securities
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Repurchase agreements maturing within
30 days or less	$61,174,008	0.45%	$48,954,904	2.15%
31-60 days	—	—	—	—
61-90 days	—	—	—	—
Greater than 90 days	—	—	—	—

Total / weighted average	$61,174,008	0.45%	$48,954,904	2.15%

        The following table presents certain information regarding the Company's repurchase agreements as of December 31, 2011 by remaining maturity and collateral type:

	Agency Securities		Non-Agency Securities
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Repurchase agreements maturing within
30 days or less	$25,732,880	0.60%	$30,958,070	2.28%
31-60 days	37,475,420	0.50	—	—
61-90 days	3,430,640	0.50	—	—
Greater than 90 days	—	—	—	—

Total / weighted average	$66,638,940	0.54%	$30,958,070	2.28%

        Although repurchase agreements are committed borrowings until maturity, the lender retains the right to mark the underlying collateral to fair value. A reduction in the value of pledged assets would require the Company to provide additional collateral or cash to fund margin calls.

        The following table presents information with respect to the Company's posting of collateral at September 30, 2012:

Repurchase agreements secured by Agency RMBS	$61,174,008
Fair value of Agency RMBS pledged as collateral under repurchase agreements	64,599,777
Repurchase agreements secured by Non-Agency RMBS	48,954,904
Fair value of Non-Agency RMBS pledged as collateral under repurchase agreements	72,936,451
Cash pledged under repurchase agreements	745,022

        The following table presents information with respect to the Company's posting of collateral at December 31, 2011:

Fair value of Agency RMBS pledged as collateral under repurchase agreements	69,498,019
Repurchase agreements secured by Non-Agency RMBS	30,958,070
Fair value of Non-Agency RMBS pledged as collateral under repurchase agreements	46,091,017
Cash pledged under repurchase agreements	585,052

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

6. Derivative Instruments

Interest Rate Swaps

        To help mitigate exposure to higher short-term interest rates, the Company uses currently-paying and forward-starting, three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements. These agreements establish an economic fixed rate on related borrowings because the variable-rate payments received on the swap agreements largely offset interest accruing on the related borrowings, leaving the fixed-rate payments to be paid on the swap agreements as the Company's effective borrowing rate, subject to certain adjustments including changes in spreads between variable rates on the swap agreements and actual borrowing rates.

        The Company's interest rate swap derivatives have not been designated as hedging instruments.

        The following table presents information about the Company's interest rate swaps as of September 30, 2012:

Maturity	Notional Amount	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Years to Maturity
2016	$12,102,000	1.21%	0.48%	4.0
2017	11,050,000	1.28	0.48	4.5
2021	9,448,000	2.16	0.48	9.0

Total/Weighted average	$32,600,000	1.51%	0.48%	5.6

        The following table presents information about the Company's interest rate swaps as of December 31, 2011:

Maturity	Notional Amount	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Years to Maturity
2016	$12,102,000	1.21%	0.38%	4.7
2021	9,448,000	2.16	0.38	9.7

Total/Weighted average	$21,550,000	1.62%	0.38%	6.9

        The following table presents the fair value of the Company's derivative instruments and their balance sheet location:

Derivative instruments	Designation	Balance Sheet Location	September 30, 2012	December 31, 2011
Interest rate swaps, at fair value	Non-hedge	Derivative instruments	$(1,117,332)	$(254,302)

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

6. Derivative Instruments (Continued)

        The following table summarizes losses related to derivatives:

Non-hedge derivative losses	Income Statement Location	Nine Months Ended September 30, 2012	Period from July 29, 2011 (Inception) to September 30, 2011
Interest rate swaps, at fair value	Loss on derivative instruments	$(1,216,498)	$(36,739)

        The following table summarizes information related to derivative instruments:

Non-hedge derivatives	September 30, 2012	December 31, 2011
Notional amount of interest rate swaps	$32,600,000	$21,550,000

        Restricted cash at September 30, 2012 includes $2,377,090 of cash pledged as collateral against interest rate swaps. Restricted cash at December 31, 2011 includes $1,130,159 of cash pledged as collateral against interest rate swaps.

7. Earnings Per Share

        The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted earnings per share:

	Nine Months Ended September 30, 2012	Period from July 29, 2011 (Inception) to September 30, 2011
Numerator
Net income/(loss) applicable to common stockholders for basic and diluted earnings per share	$17,607,955	$(3,853,799)
Denominator
Basic/diluted weighted average shares outstanding	2,930,421	3,022,617
Basic/diluted net income/(loss) per share	$6.01	$(1.27)

8. Related Party Transactions

ZAIS Group, LLC

        The Company was initially capitalized and commenced operations on July 29, 2011, when it completed an exchange of a mutually agreed upon portion of the shareholders' and limited partners' interests in the Matrix Funds, which are managed by the Advisor.

        Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company's affairs on a day-to-day basis and for, among other responsibilities, (i) the selection, purchase and sale of the Company's portfolio of assets (ii) the Company's financing activities, and (iii) providing the Company with advisory services.

        The Company will pay to its Advisor an advisory fee, calculated and payable quarterly in arrears, equal to 1.5% per annum of (i) prior to an initial public offering of its common stock

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

8. Related Party Transactions (Continued)

("IPO"), the Company's net asset value and (ii) following the completion of an IPO, the Company's stockholders' equity, as defined in the Company's registration statement on Form S-11.

        The Advisor will be paid or reimbursed for the documented cost of performing certain services, which may include legal, accounting, due diligence tasks and other services, that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis. The Company will also pay or reimburse all operating expenses incurred by the Advisor, except those specifically required to be borne by the Advisor under the Investment Advisory Agreement. In addition, the Company may be required to pay its portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the Advisor and its affiliates required for the Company's operations. The Company will not reimburse the Advisor or its affiliates for the salaries and other compensation of the Advisor's personnel. The Advisor cannot be terminated prior to an IPO. Following an IPO and after an initial three-year term, the Advisor may be terminated annually upon the affirmative vote of at least two-thirds of the Company's independent directors or by a vote of the holders of at least two-thirds of the outstanding shares of the Company's common stock.

        For the nine months ended September 30, 2012, the Company incurred $728,521 in advisory fee expense, of which $494,167 was included in accounts payable and other liabilities in the consolidated balance sheet at September 30, 2012. For the period from July 29, 2011(Inception) to September 30, 2011 the Company incurred $148,880 in advisory fee expenses.

9. Stockholders' Equity

Common Stock

        The holders of shares of the Company's common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the Company's directors. The Company's charter does not provide for cumulative voting in the election of directors. Therefore, the holders of a majority of the outstanding shares of the Company's common stock can elect its entire board of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of shares of the Company's common stock are entitled to such distributions as may be authorized from time to time by its board of directors out of legally available funds and declared by the Company and, upon liquidation, are entitled to receive all assets available for distribution to stockholders. Holders of shares of the Company's common stock will not have preemptive rights, which means that stockholders will not have an automatic option to purchase any new shares of common stock that the Company issues, or have appraisal rights, unless the Company's board of directors determines that appraisal rights apply, with respect to all or any classes or series of its common stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise such rights.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

9. Stockholders' Equity (Continued)

        The Company had 3,022,617 shares of common stock outstanding as of September 30, 2012 and December 31, 2011.

        Pursuant to a share repurchase agreement dated July 5, 2012, the Company was obligated at September 30, 2012, to repurchase 1,183,560 shares.

        On May 1, 2012, the Company declared a dividend of $0.51 per share of common stock. The common stock dividend was paid on May 15, 2012 to stockholders of record as of the close of business on May 1, 2012.

        On June 5, 2012, the Company declared a dividend of $0.57 per share of common stock. The common stock dividend was paid on June 21, 2012 to stockholders of record as of the close of business on June 5, 2012.

Preferred Shares

        The Company's charter authorizes its board of directors to classify and reclassify any unissued shares of its common stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, the board of directors is required by the Company's charter to set, subject to the charter restrictions on transfer of its stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for holders of the Company's common stock or otherwise be in their best interest.

        On January 18, 2012 the Company completed a private placement of 133 shares of its 12.5% Series A cumulative non-voting preferred stock raising net proceeds of $115,499, net of $17,501 in offering fees.

10. Commitments and Contingencies

Advisor Services

        The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company's investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide the respective services, the Company will be required to obtain such services from an alternative source.

Litigation

        From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. Management is not aware of any significant contingencies at September 30, 2012 or December 31, 2011.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

11. Subsequent Events

        On October 11, 2012, the Company completed the first closing of a private offering. Pursuant to the offering, the Company will offer shares of its common stock or OP Units (or a combination thereof), in one or more offerings of up to an aggregate number of shares of common stock and OP units, which are convertible to shares of the Company's common stock, equal in value to $120 million, in reliance on exemptions from the registration requirements of the Securities Act pursuant to Section 4(2) or Regulation S thereof. The offering price for the Company's shares of common stock and OP Units was $22.23 per common share or OP Unit, as applicable. Approximately $4,345,000 of shares of common stock and $500,000 of OP Units were sold. Net proceeds from the closing of this offering, after deducting offering expenses, were approximately $4.4 million, which the Company used to repurchase shares of common stock.

        On October 11, 2012, the Company settled its obligation reflected at September 30, 2012 to repurchase 668,525 shares of common stock for a gross purchase price of $14.2 million and cancelled the shares of common stock. In addition, the Company renegotiated a share repurchase agreement for 515,035 shares of its common stock from one of its existing institutional stockholders to be purchased in January 2013 at a price per share equal to its book value per share as of the month end prior to the repurchase.

        On October 22, 2012, the Company declared a dividend in respect of the second quarter of 2012 of $0.89 per share of common stock and OP unit, payable to stockholders and OP Unit holders of record on October 22, 2012, which was paid on October 29, 2012.

        Events subsequent to September 30, 2012 were evaluated through the date these financial statements were issued and no additional events were identified requiring further disclosure in these Consolidated Financial Statements.

Report of Independent Auditors

To the Board of Directors and Stockholders of ZAIS Financial Corp.:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of ZAIS Financial Corp. and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for the period from July 29, 2011 (inception) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the auditing and attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, the Company does not expect to completed an initial public offering within the time provided by the Exchange Offer Statement and is considering its alternatives, including an orderly liquidation of its assets.

April 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue,
New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ZAIS Financial Corp. and Subsidiaries

Consolidated Balance Sheet

December 31, 2011

(Expressed in United States Dollars)

Assets
Cash	$6,326,724
Restricted cash	1,715,211
Real estate securities, at fair value—$115,589,035 pledged as collateral	145,971,111
Other assets	92,148

Total assets	$154,105,194

Liabilities
Repurchase agreements	$97,597,010
Accounts payable and other liabilities	871,060
Derivative instruments	254,302
Accrued interest payable	64,948

Total liabilities	98,787,320

Stockholders' Equity
Class A common stock $0.0001 par value 500,000,000 shares authorized; 3,022,617 shares issued and outstanding	302
Series A preferred stock, $0.0001 par value; 50,000,000 shares authorized, zero shares issued and outstanding	—
Additional paid-in capital	60,452,038
Accumulated deficit	(5,134,466)

Total stockholders' equity	55,317,874

Total liabilities and stockholders' equity	$154,105,194

The accompanying notes are an integral part of these consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Consolidated Statement of Operations

Period from July 29, 2011 (Inception) to December 31, 2011

(Expressed in United States Dollars)

Interest income
Real estate securities	$3,617,753

Total interest income	3,617,753
Interest expense
Repurchase agreements	295,433

Total interest expense	295,433

Net interest income	3,322,320

Other loss
Unrealized loss on real estate securities	(5,960,301)
Realized loss on real estate securities	(1,481,921)
Loss on derivative instruments	(235,599)

Total other loss	(7,677,821)

Expenses
Advisory fee	361,890
Professional fees	363,969
General and administrative expenses	53,106

Total expenses	778,965

Net loss applicable to common stockholders	$(5,134,466)

Net loss per share applicable to common stockholders—basic and diluted	$(1.70)

Weighted average number of shares outstanding—basic and diluted	3,022,617

The accompanying notes are an integral part of these consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Consolidated Statement of Stockholder's Equity

Period from July 29, 2011 (Inception) to December 31, 2011

(Expressed in United States Dollars)

	Shares of Common Stock	Common Stock at Par	Additional Paid-in Capital	Accumulated Deficit	Total ZAIS Financial Corp. Stockholders' Equity
Balance at July 29, 2011 (Inception)	—	$—	$—	$—	$—
Exchange offer contribution	3,022,617	302	60,452,038	—	60,452,340
Net loss applicable to common stockholders	—	—	—	(5,134,466)	(5,134,466)

Balance at December 31, 2011	3,022,617	$302	$60,452,038	$(5,134,466)	$55,317,874

The accompanying notes are an integral part of these consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Consolidated Statement of Cash Flows

Period from July 29, 2011 (Inception) to December 31, 2011

(Expressed in United States Dollars)

Cash flows from operating activities
Net loss applicable to common stockholders	$(5,134,466)
Adjustments to reconcile net loss applicable to common stockholders to net cash provided by operating activities
Net (accretion)/amortization of (discounts)/premiums related to real estate securities	(1,688,467)
Unrealized loss on real estate securities	5,960,301
Realized loss on real estate securities	1,481,921
Changes in operating assets and liabilities
Increase in other assets	(92,148)
Increase in accounts payable and other liabilities	871,060
Increase in accrued interest payable	64,948

Net cash provided by operating activities	1,463,149

Cash flows from investing activities
Acquisition of real estate securities	(107,245,213)
Proceeds from principal repayments on real estate securities	5,720,282
Proceeds from sale of real estate securities	7,216,183
Restricted cash used in investment activities	(1,715,211)
Derivative instruments	254,302

Net cash used in investing activities	(95,769,657)

Cash flows from financing activities
Proceeds from issuance of common stock upon exchange offer	3,036,222
Borrowings from repurchase agreements	108,041,100
Repayments of repurchase agreements	(10,444,090)

Net cash provided by financing activities	100,633,232

Net increase in cash	6,326,724
Cash
Beginning of period	—

End of period	$6,326,724

Supplemental disclosure of non-cash investing and financing activities
Exchange offer contribution—debt securities, at fair value	$57,416,118
Supplemental disclosure of cash flow information
Interest paid	$(224,475)
Taxes paid	$—

The accompanying notes are an integral part of these consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011

1. Formation and Organization

        ZAIS Financial Corp. (the "Company") was incorporated in Maryland on May 24, 2011, and intends to qualify as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2011. The Company was initially capitalized and commenced operations on July 29, 2011, when it completed an exchange of a mutually agreed upon portion of the shareholders' and limited partners' interests in the ZAIS Matrix VI-A Ltd. and ZAIS Matrix VI-B L.P. funds (the "Matrix Funds") managed by ZAIS Group, LLC (the "Advisor"), which included cash of $3,036,222 and real estate securities having a fair market value of $57,416,118, for 3,022,617 shares of the Company's common stock or operating partnership units ("OP units"), pursuant to an exchange offer statement dated May 25, 2011 and the related contribution agreements executed on July 29, 2011. All OP units were converted into shares of common stock upon issuance.

        The Company was organized primarily to invest in, finance and manage residential mortgage loans and residential mortgage-backed securities ("RMBS") that are not issued or guaranteed by a U.S. Government agency or by a federally chartered corporation ("non-Agency RMBS"). The Company also initially intends to acquire RMBS for which a U.S. Government agency or federally chartered corporation guarantees payments of principal and interest on the securities ("Agency RMBS") and has the discretion to invest in other real estate-related and financial assets, including, but not limited to, commercial mortgage-backed securities and other asset-backed securities. The Company is externally managed by the Advisor and has no employees. Substantially all of the Company's business is conducted through ZAIS Financial Partners, L.P., the Company's operating partnership (the "OP"). The Company is the sole general partner of the OP. The Company and a subsidiary, are the limited partners of the OP.

        The Company's charter authorizes the issuance of up to 500,000,000 shares of common stock with a par value of $0.0001 per share, and 50,000,000 shares of preferred stock, with a par value of $0.0001 per share. The Company's board of directors is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

        In connection with the exchange of interests described above, the Company committed to complete an initial public offering ("IPO") by August 3, 2012 or, in the event an IPO was not completed by such date, to commence the orderly liquidation of its assets. The Company does not believe that current market conditions would permit an IPO to be completed by August 3, 2012 under terms acceptable to the Company. The Company is currently considering alternatives to an IPO, including raising additional equity capital through one or more private placements, as well as seeking the consents of its existing stockholders to not having their shares redeemed in connection with a liquidation or otherwise. There is no assurance that the Company will be able to raise additional equity capital or obtain consents of its existing stockholders to enable it to defer commencing an orderly liquidation. The Company is not required to, and does not expect to, conclude the liquidation of its assets prior to December 31, 2012.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the Securities and Exchange Commission.

        The Company currently operates as one business segment.

Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, which are controlled by the Company. All significant intercompany balances have been eliminated in consolidation.

Variable Interest Entities

        A variable interest entity ("VIE") is an entity that lacks one or more of the characteristics of a voting interest entity. The Company evaluates each of its investments to determine if each is a VIE based on: (1) the sufficiency of the entity's equity investment at risk to finance its activities without additional subordinated financial support provided by any parties, including the equity holders; (2) whether as a group the holders of the equity investment at risk have (a) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impacts the entity's economic performance, (b) the obligation to absorb the expected losses of the legal entity and (c) the right to receive the expected residual returns of the legal entity; and (3) whether the voting rights of these investors are proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected returns of their equity, or both, and whether substantially all of the entity's activities involve or are conducted on behalf of an investor that has disproportionately fewer voting rights. An investment that lacks one or more of the above three characteristics is considered to be a VIE. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

        The Company has evaluated its securities investments to determine if each represents a variable interest in a VIE. The Company monitors these investments and analyzes them for potential consolidation. The Company will continue to analyze future investments pursuant to the VIE requirements. These analyses require considerable judgment in determining the primary beneficiary of a VIE. The Company's securities investments represent variable interests in VIEs. At December 31, 2011, no VIEs required consolidation.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

Cash

        There are no restrictions on the use of the Company's cash as of December 31, 2011. The Company's deposits with financial institutions may exceed federally insurable limits of $250,000 per institution. The Company mitigates this risk by depositing funds with a major financial institution.

Restricted Cash

        Restricted cash represents the Company's cash held by counterparties as collateral against the Company's derivatives and/or repurchase agreements. Cash held by counterparties as collateral is not available to the Company for general corporate purposes, but may be applied against amounts due to securities, derivative or repurchase agreement counterparties or returned to the Company when the collateral requirements are exceeded or, at the maturity of the derivatives or repurchase agreements.

Real Estate Securities—Fair Value Election

        U.S. GAAP permits entities to choose to measure many financial instruments and certain other items at fair value. The Company has elected the fair value option for each of its real estate securities at the date of purchase, including those contributed in connection with the initial exchange offer contribution, which permits the Company to measure these securities at estimated fair value with the change in estimated fair value included as a component of earnings. The Company believes that the election of the fair value option for its real estate securities portfolio more appropriately reflects the results of the Company's operations for a particular reporting period as all securities activities are recorded in a similar manner.

Determination of Fair Value and Market Value Measurement

        The "Fair Value Measurements and Disclosures" Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements under U.S. GAAP. Specifically, this guidance defines fair value based on exit price, or the price that would be received upon the sale of an asset or the transfer of a liability in an orderly transaction between market participants at the measurement date.

        Fair value under U.S. GAAP represents an exit price in the normal course of business, not a forced liquidation price. If the Company was forced to sell assets in a short period to meet liquidity needs, the prices it receives could be substantially less than their recorded fair values. Furthermore, the analysis of whether it is more likely than not that the Company will be required to sell securities in an unrealized loss position prior to an expected recovery in value (if any), the amount of such expected required sales, and the projected identification of which securities would be sold is also subject to significant judgment.

        Fair value is determined by the Company's Advisor. Any changes to the valuation methodology will be reviewed by the Advisor to ensure the changes are appropriate. The methods used by the Advisor may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

anticipates that the Advisor's valuation methods will be appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        The Company categorizes its financial instruments in accordance with U.S. GAAP, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

        Financial assets and liabilities recorded on the consolidated balance sheet are categorized based on the inputs to the valuation techniques as follows:

        Level 1 Quoted prices for identical assets or liabilities in an active market.

        Level 2 Financial assets and liabilities whose values are based on the following:

  •
  Quoted prices for similar assets or liabilities in active markets.

  •
  Quoted prices for identical or similar assets or liabilities in nonactive markets.

  •
  Pricing models whose inputs are observable for substantially the full term of the asset or liability.

  •
  Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

        Level 3 Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

        The Company may use valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The Company reviews the fair values determined by the third-party pricing models and dealer quotes and compare the results to internally generated pricing models on each asset or liability to validate reasonableness.

        The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

     Real Estate Securities

        The fair value of the Company's real estate securities considers the underlying characteristics of each security including coupon, maturity date and collateral. The Company

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

estimates the fair value of its Agency RMBS and non-Agency RMBS based upon a combination of observable prices in active markets, multiple indicative quotes from brokers, and executable bids. In evaluating broker quotes the Company also considers additional observable market data points including recent observed trading activity for identical and similar securities, back-testing, broker challenges and other interactions with market participants, as well as yield levels generated by model-based valuation techniques. In absence of observable quotes, the Company utilizes model-based valuation techniques that may contain unobservable valuation inputs.

        When available, the fair value of real estate securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from either broker quotes, observed traded levels or model-based valuation techniques using observable inputs such as benchmark yields or issuer spreads. The Company's Agency RMBS are valued using the market data described above, which includes inputs determined to be observable or whose significant value drivers are observable. Accordingly, Agency RMBS securities are classified as Level 2 in the fair value hierarchy.

        While the Company's non-Agency RMBS are valued using the same process with similar inputs as the Agency RMBS, a significant amount of inputs are unobservable due to relativity low levels of market activity. The fair value of these securities is typically based on broker quotes or the Company's model-based valuation. Accordingly, the Company's non-Agency RMBS are classified as Level 3 in the fair value hierarchy. Model-based valuation consists primarily of discounted cash flow and yield analyses. Significant model inputs and assumptions include market-implied discount rates, default rates, expected loss severity, weighted average life, collateral composition, borrower characteristics and prepayment rates, and may also include general economic conditions, Home Price Index forecasts, servicing data and other relevant information. Where possible, collateral-related assumptions are determined on an individual loan level.

     Derivative Instruments

        Derivative instruments are valued using counterparty valuations. These valuations are generally based on models with market observable inputs such as interest rates and contractual cash flows, and as such, are classified as Level 2 of the fair value hierarchy. The Company reviews these valuations, including consideration of counterparty risk and collateral provisions.

Interest Income Recognition and Impairment

        Interest income on Agency RMBS is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts associated with Agency RMBS at the time of purchase are amortized into interest income over the life of such securities using the effective yield method and adjusted for actual prepayments in accordance with ASC 310-20 "Nonrefundable Fees and Other Costs" or ASC 325-40 "Beneficial Interests in Securitized Financial Assets," as applicable. Total interest income is recorded as Interest income—real estate securities in the consolidated statement of operations.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

        Interest income on the non-Agency RMBS that were purchased at a discount to par value and/or were rated below AA at the time of purchase is recognized based on the effective yield method. The effective yield on these securities is based on the projected cash flows from each security, which are estimated based on the Company's observation of current information and events and include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of principal, and prepayments of principal. Therefore, actual maturities of the securities are generally shorter than stated contractual maturities.

        Based on the projected cash flows from the Company's non-Agency RMBS purchased at a discount to par value, a portion of the purchase discount may be designated as credit protection against future credit losses and, therefore, not accreted into interest income. The amount designated as credit discount may be adjusted over time, based on the actual performance of the security, its underlying collateral, actual and projected cash flow from such collateral, economic conditions and other factors. If the performance of a security with a credit discount is more favorable than forecasted, a portion of the amount designated as credit discount may be accreted into interest income prospectively.

        Real estate securities are periodically evaluated for other-than-temporary impairment ("OTTI"). A security where the fair value is less than amortized cost is considered impaired. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a security has been deemed to be other-than-temporarily impaired, the amount of OTTI is bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statement of operations as a realized loss. The remaining OTTI related to the valuation adjustment is recognized as a component of unrealized loss in the consolidated statement of operations. Realized gains and losses on sale of real estate securities are determined using the specific identification method. Real estate securities transactions are recorded on the trade date.

Repurchase Agreements

        The Company finances a portion of its investment portfolio through the use of repurchase agreements entered into under a Master Repurchase Agreement with a financial institution. Repurchase agreements are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Repurchase agreements are recorded on trade date at the contract amount.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

        The Company pledges cash and certain of its securities as collateral under these repurchase arrangements. The amounts available to be borrowed are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance and real estate industries. In response to declines in fair value of pledged securities, the lender may require the Company to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as margin calls. As of December 31, 2011, the Company has met all margin call requirements.

Derivatives and Hedging Activities

        The Company accounts for its derivative financial instruments in accordance with derivative accounting guidance, which requires an entity to recognize all derivatives as either assets or liabilities in the balance sheets and to measure those instruments at fair value. The Company has not designated any of its derivative contracts as hedging instruments for accounting purposes. As a result, changes in the fair value of derivatives are recorded through current period earnings.

        The Company's derivative contracts contain legally enforceable provisions that allow for netting or setting off of all individual swap receivables and payables with the counterparty and, therefore, the fair value of those swap contracts are netted. The credit support annex provisions of the Company's interest rate swap contracts allow the parties to mitigate their credit risk by requiring the party which is out of the money to post collateral. At December 31, 2011, all collateral provided under these contracts consists of cash collateral.

Net Income (Loss) Per Share

        The Company calculates basic income per share by dividing net income (loss) for the period by weighted-average shares of the Company's common stock outstanding for that period. The Company has no potentially dilutive instruments at December 31, 2011.

Income Taxes

        The Company intends to elect to be organized and operate in a manner that qualifies the Company to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company will not be subject to federal income tax on its taxable income that it distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

Company's net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT. At December 31, 2011, general and administrative expenses includes $51,943 in accrued excise taxes related to the declaration and distribution of 2011 dividends.

Recent Accounting Pronouncements

        In April 2011, the FASB issued ASU No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements ("ASU 2011-03"), which is intended to improve the accounting for repurchase agreements by removing from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, as well as implementation guidance related to that criterion. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011 and the guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company does not believe the adoption of ASU 2011-03 will have a material impact on its consolidated financial statements.

        In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), which largely aligns fair value measurement and disclosure requirements between International Financial Reporting Standards and U.S. GAAP. For U.S. GAAP, the update mainly represents clarifications to Topic 820—Fair Value Measurement as well as some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU 2011-04 clarifies that (i) the highest and best use concept only applies to nonfinancial assets, (ii) an instrument classified in stockholders' equity should be measured from the perspective of a market participant holding that instrument as an asset and (iii) quantitative disclosure is required for unobservable inputs used in Level 3 measurements. ASU 2011-04 changes the guidance in Topic 820 so that (i) the fair value of a group of financial assets and financial liabilities with similar risk exposures may be measured on the basis of the entity's net risk exposure, (ii) premiums or discounts may be applied in a fair value measurement under certain circumstances but blockage factors are not permitted and (iii) additional Level 3 disclosures are required, including a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company does not believe the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

        In December 2011, FASB issued ASU No. 2011-11: Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") which requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendment requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods and is to be applied retrospectively for all comparative periods presented. The Company does not believe the adoption of ASU 2011-11 will have a material impact on its consolidated financial statements.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

3. Fair Value

Fair Value Measurement

        Financial assets and liabilities recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

        The following tables set forth the Company's financial instruments that were accounted for at fair value on a recurring basis as of December 31, 2011, by level within the fair value hierarchy:

	Assets and Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Assets
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$—	$13,475,942	$—	$13,475,942
30-year fixed rate mortgage	—	56,022,077	—	56,022,077
Non-agency RMBS	—	—	76,473,092	76,473,092

Total assets	$—	$69,498,019	$76,473,092	$145,971,111

Liabilities
Derivative instruments	$—	$254,302	$—	$254,302

Total liabilities	$—	$254,302	$—	$254,302

        The following table presents additional information about the Company's real estate securities which are measured at fair value on a recurring basis at December 31, 2011, for which the Company has utilized Level 3 inputs to determine fair value:

Beginning balance	$—
Total net transfers into/out of Level 3	—
Exchange offer contribution	57,416,118
Purchases	36,887,261
Sales	(7,216,183)
Accretion on real estate securities	1,682,296
Principal repayments	(4,608,855)
Total losses (realized or unrealized) included in earning	(8,036,628)
Total gains (realized or unrealized) included in earning	349,082

Ending balance	$76,473,092

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets or liabilities still held at the reporting date	$(6,205,624)

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

3. Fair Value (Continued)

        There were no financial assets or liabilities that were accounted for at fair value on a nonrecurring basis at December 31, 2011. There were no transfers into or out of Level 3 during the period from July 29, 2011 (Inception) to December 31, 2011.

Fair Value Option

        Changes in fair value for assets and liabilities for which the fair value election is made are recognized in income as they occur. The fair value option may be elected on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

        The following table presents the difference between the fair value and the aggregate unpaid principal amount of assets for which the fair value option was elected at December 31, 2011:

	Fair Value at December 31, 2011	Amount Due Upon Maturity	Difference
Financial instruments, at fair value
Assets
Real estate securities
Agency RMBS
30-year adjustable rate mortgage	$13,475,942	$12,904,151	$571,791
30-year fixed rate mortgage	56,022,077	52,681,733	3,340,344
Nonagency RMBS	76,473,092	121,607,167	(45,134,075)

Total assets	$145,971,111	$187,193,051	$(41,221,940)

        For the period from July 29, 2011 (Inception) to December 31, 2011, the Company recognized a net loss of $5,960,301 from the change in fair value of real estate securities for which the fair value option was elected and that were still held at December 31, 2011.

Fair Value of Other Financial Instruments

        In addition to the above disclosures regarding assets or liabilities which are recorded at fair value, U.S. GAAP requires disclosure about the fair value of all other financial instruments. Estimated fair value of financial instruments was determined by the Company, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

3. Fair Value (Continued)

        The following table summarizes the estimated fair value for all other financial instruments as of December 31, 2011:

Other financial instruments
Liabilities
Repurchase agreements	$97,423,747

$97,423,747

        The fair value of repurchase agreements is based on an expected present value technique. This method discounts future estimated cash flows using rates the Company determined best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality.

4. Real Estate Securities

        The following table presents the current principal balance, amortized cost, gross unrealized gain, gross unrealized loss, and estimated fair market value of the Company's real estate securities portfolio at December 31, 2011. The Company's Agency RMBS are mortgage pass-through certificates representing interests in or obligations backed by pools of residential mortgage loans issued or guaranteed by Fannie Mae or Freddie Mac. The non-Agency RMBS portfolios are not issued or guaranteed by Fannie Mae, Freddie Mac or any other U.S. Government agency or a federally chartered corporation and are therefore subject to credit risk.

				Gross Unrealized (1)			Weighted Average
	Current Principal Balance	Premium (Discount)	Amortized Cost			Fair Value
				Gains	Losses		Coupon	Yield
Real estate securities
Agency
30-year adjustable rate mortgage	$12,904,151	$550,801	$13,454,952	$22,150	$(1,160)	$13,475,942	3.16%	2.34%
30-year fixed rate mortgage	52,681,733	3,116,011	55,797,744	383,502	(159,169)	56,022,077	4.20	3.80
Nonagency	121,607,167	(38,928,451)	82,678,716	349,083	(6,554,707)	76,473,092	3.56	8.33

Total assets	$187,193,051	$(35,261,639)	$151,931,412	$754,735	$(6,715,036)	$145,971,111	3.76%	6.14%

(1)
The Company has elected the fair value option pursuant to ASC 825 for its real estate securities. Net unrealized losses of $5,960,301 are recognized in current period earnings as unrealized loss on real estate securities in the consolidated statement of operations. All securities have been in a continuous loss position for less than 12 months.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

4. Real Estate Securities (Continued)

        The following table details weighted average life by Agency and non-Agency securities as of December 31, 2011:

	Agency Securities			Non-Agency Securities
	Fair Value	Amortized Cost	Weighted Average Yield	Fair Value	Amortized Cost	Weighted Average Yield
Weighted average life (1)
Greater than 5 years	$69,498,019	$69,252,696	3.52%	$76,473,092	$82,678,716	8.33%

	$69,498,019	$69,252,696	3.52%	$76,473,092	$82,678,716	8.33%

(1)
Actual maturities of real estate securities are generally shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal and prepayments of principal.

        At December 31, 2011, the contractual maturities of the real estate securities ranged from 9.6 to 35.0 years, with a weighted average maturity of 27.1 years.

        During the period from July 29, 2011 (Inception) to December 31, 2011, proceeds from the sale of real estate securities were $7,216,183, realized losses on the sale of real estate securities were $1,273,761 and realized losses on other-than-temporary impairments were $208,160.

5. Repurchase Agreements

        Repurchase arrangements involve the sale and a simultaneous agreement to repurchase the transferred assets or similar assets at a future date. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." Repurchase arrangements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the end of each arrangement's term, typically 30 to 90 days. The Company maintains the beneficial interest in the specific securities pledged during the term of the repurchase arrangement and receives the related principal and interest payments. Interest rates on these borrowings are fixed based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of the repurchase arrangement at which time the Company may enter into a new repurchase arrangement at prevailing market rates with the same counterparty or repay that counterparty and negotiate financing with a different counterparty. In response to declines in fair value of pledged securities due to changes in market conditions or the publishing of monthly security paydown factors, the lender requires the Company to post additional securities as collateral, pay down borrowings or establish cash margin accounts with the counterparty in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. Under the terms of the Company's master repurchase agreements, the counterparty may sell or re-hypothecate the pledged collateral.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

5. Repurchase Agreements (Continued)

        The following table presents certain information regarding the Company's repurchase agreements as of December 31, 2011 by remaining maturity and collateral type:

	Agency Securities		Non-Agency Securities
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Repurchase agreements maturing within
30 days or less	$25,732,880	0.60%	$30,958,070	2.28%
31-60 days	37,475,420	0.50	—	0.00
61-90 days	3,430,640	0.50	—	0.00
Greater than 90 days	—	0.00	—	0.00

	$66,638,940	0.54%	$30,958,070	2.28%

        Although repurchase agreements are committed borrowings until maturity, the lender retains the right to mark the underlying collateral to fair value. A reduction in the value of pledged assets would require the Company to provide additional collateral or cash to fund margin calls.

        The following table presents information with respect to the Company's posting of collateral at December 31, 2011:

Repurchase agreements secured by Agency RMBS	$66,638,940
Fair value of Agency RMBS pledged as collateral under repurchase agreements	69,498,019
Repurchase agreements secured by non-Agency RMBS	30,958,070
Fair value of non-Agency RMBS pledged as collateral under repurchase agreements	46,091,017
Cash pledged (i.e. restricted cash) under repurchase agreements	585,052

6. Derivative Instruments

Interest Rate Swaps

        To help mitigate exposure to higher short-term interest rates, the Company uses currently-paying and forward-starting, three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements. These arrangements establish an economic fixed rate on related borrowings because the variable-rate payments received on the swap agreements largely offset interest accruing on the related borrowings, leaving the fixed-rate payments to be paid on the swap agreements as the Company's effective borrowing rate, subject to certain adjustments including changes in spreads between variable rates on the swap agreements and actual borrowing rates.

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

6. Derivative Instruments (Continued)

        The Company's interest rate swap derivatives have not been designated as hedging instruments.

        The following table presents information about the Company's interest rate swaps as of December 31, 2011:

Maturity	Notional Amount	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Years to Maturity
2016	$12,102,000	1.21%	0.38%	4.7
2021	9,448,000	2.16	0.38	9.7

Total/Weighted average	$21,550,000	1.62%	0.38%	6.9

        The following table presents the fair value of the Company's derivative instruments and their balance sheet location:

Derivative Instruments	Designation	Balance Sheet Location	December 31, 2011
Interest rate swaps, at fair value	Non-hedge	Derivative instruments	$(254,302)

        The following table summarizes gains (losses) related to derivatives:

Non-hedge Derivative Losses	Income Statement Location	December 31, 2011
Interest rate swaps, at fair value	Loss on derivative instruments	$(235,599)

        The following table summarizes information related to derivative instruments:

Non-hedge Derivatives	December 31, 2011
Notional amount of interest rate swaps	$21,550,000

        Restricted cash at December 31, 2011 includes $1,130,159 of cash pledged as collateral against interest rate swaps.

7. Earnings Per Share

        The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted earnings per share, or EPS, for the period from July 29, 2011 (Inception) to December 31, 2011:

Numerator
Net loss applicable to common stockholders for basic and diluted earnings per share	$(5,134,466)
Denominator
Basic/diluted weighted average shares outstanding	3,022,617
Basic/diluted net loss per share	$(1.70)

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

8. Related Party Transactions

ZAIS Group, LLC

        The Company was initially capitalized and commenced operations on July 29, 2011, when it completed an exchange of a mutually agreed upon portion of the shareholders' and limited partners' interests in the Matrix Funds, which are managed by the Advisor.

        Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company's affairs on a day-to-day basis and for, among other responsibilities, (i) the selection, purchase and sale of the Company's portfolio of assets (ii) the Company's financing activities, and (iii) providing the Company with advisory services.

        The Company will pay to its Advisor an advisory fee, calculated and payable quarterly in arrears, equal to 1.5% per annum of (i) prior to an IPO, the Company's net asset value and (ii) following the completion of an IPO, the Company's stockholders' equity.

        The Advisor will be paid or reimbursed for the documented cost of performing certain services, which may include legal, accounting, due diligence tasks and other services, that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis. The Company will also pay or reimburse all operating expenses incurred by the Advisor, except those specifically required to be borne by the Advisor under the Investment Advisory Agreement. In addition, the Company may be required to pay its portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the Advisor and its affiliates required for the Company's operations. The Advisor cannot be terminated prior to an IPO. Following an IPO and after an initial three-year term, the Advisor may be terminated annually upon the affirmative vote of at least two-thirds of the Company's independent directors or by a vote of the holders of at least two-thirds of the outstanding shares of the Company's common stock.

        For the period from July 29, 2011, (Inception) to December 31, 2011, the Company incurred $361,890 in advisory fee expenses, payable to the Advisor, which are recorded as Accounts payable and other liabilities in the consolidated balance sheet at December 31, 2011. Accounts payable and other liabilities at December 31, 2011 includes $61,801 payable to the Advisor related to the reimbursement of insurance premiums.

9. Stockholders' Equity

Common Stock

        The holders of shares of the Company's common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the Company's directors. The Company's charter does not provide for cumulative voting in the election of directors. Therefore, the holders of a majority of the outstanding shares of the Company's common stock can elect its entire board of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of shares of the Company's common stock are entitled to such distributions as may be authorized from time to time by its board of directors out of legally available funds and declared by the Company and, upon liquidation, are entitled to receive all assets available for distribution to stockholders. Holders of shares of the Company's common stock will not have preemptive rights, which means that stockholders will not have an automatic option to purchase any new shares of common stock that the

ZAIS Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

9. Stockholders' Equity (Continued)

Company issues, or have appraisal rights, unless the Company's board of directors determines that appraisal rights apply, with respect to all or any classes or series of its common stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise such rights.

        The Company had 3,022,617 shares of common stock outstanding as of December 31, 2011.

Preferred Shares

        The Company's charter authorizes its board of directors to classify and reclassify any unissued shares of its common stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, the board of directors is required by the Company's charter to set, subject to the charter restrictions on transfer of its stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for holders of the Company's common stock or otherwise be in their best interest.

10. Commitments and Contingencies

Advisor Services

        The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company's investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide the respective services, the Company will be required to obtain such services from an alternative source.

Counterparty Concentration

        As of December 31, 2011, all repurchase agreements and derivative instruments have been entered into with the same counterparty.

Litigation

        From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. Management is not aware of any significant contingencies at December 31, 2011.

11. Subsequent Events

        On January 18, 2012 the Company completed a private placement of 133 shares of Series A cumulative non-voting preferred stock having an interest rate of 12.5% and raising net proceeds of $109,250, net of $23,750 in fees.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                           , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

(LOGO)

ZAIS Financial Corp.

                  Shares

Common Stock

Deutsche Bank Securities

Prospectus

                           , 2012

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other expenses of issuance and distribution.

        The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

(dollars in thousands)
Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee	$	*
NYSE listing fee	$	*
Legal fees and expenses (including Blue Sky fees)	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*
To be furnished by amendment.

Item 32.    Sales to Special Parties.

        None.

Item 33.    Recent sales of unregistered securities.

        On July 29, 2011, we completed a private placement whereby existing holders of shares and limited partnership interests in two ZAIS-managed funds of cash and RMBS assets with a net asset value of $60.5 million (calculated as of July 29, 2011) exchanged their shares and limited partnership interests for an aggregate of 3,022,617 shares of our common stock, which equaled a value per share of common stock as of July 29, 2011 of $20.00. We received $60.5 million in the private placement, including $8.65 million from certain current and former employees of ZAIS and relatives of such persons as well as members and owners of ZAIS (or, collectively, the ZAIS Parties) and deployed the cash together with additional borrowings to build a diversified portfolio of RMBS assets. The ZAIS Parties who participated in our formation received 432,328 shares of our common stock in connection therewith. Such issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) or Regulation S thereof.

        On January 18, 2012, we sold 133 shares of our Series A Cumulative Non-Voting Preferred Stock, par value $0.0001 per share (or the Series A Preferred Shares), for $1,000 per share to a select group of investors who are "accredited investors" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The Series A Preferred Shares were sold through H & L Equities, LLC or such other registered broker-dealers as selected by REIT Funding, LLC. In exchange for providing such services, we paid a fee of $15,000 to REIT Funding, LLC (and agreed to reimburse REIT Funding, LLC for certain expenses). From this fee, REIT Funding, LLC was responsible for paying the brokerage or placement fees of $6,650 and advisory fees.

        On October 11, 2012, we completed the closing of a private offering. We sold 195,457 shares of common stock and 22,492 OP Units in reliance on exemptions from the registration requirements of the Securities Act pursuant to Section 4(2) or Regulation S thereof at an offering price of $22.23 per common share or OP Unit, as applicable. Net proceeds from the closing of this offering, after deducting offering expenses, were $4.4 million, which we used to repurchase shares of common stock.

Item 34.    Indemnification of directors and officers.

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

        The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

        In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

        We have entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

        Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of proceeds from stock being registered.

        None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.    Financial statements and exhibits.

(a)
Financial Statements.    See page F-1 for an index of the financial statements that are being filed as part of this Registration Statement.

(b)
Exhibits.    The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit number	Exhibit description
1.1*	Form of Underwriting Agreement among ZAIS Financial Corp. and the underwriters named therein
3.1*	Articles of Amendment and Restatement of ZAIS Financial Corp.
3.2*	Articles Supplementary of ZAIS Financial Corp.
3.3*	Bylaws of ZAIS Financial Corp.
4.1*	Specimen Common Stock Certificate of ZAIS Financial Corp.
5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1*
First Amended and Restated Investment Advisory Agreement, dated as of October 11, 2012, by and among ZAIS Financial Corp., ZAIS Financial Partners, L.P., ZAIS Asset I, LLC, ZAIS Asset II, LLC, ZAIS Asset III, LLC and ZAIS REIT Management, LLC

Exhibit number	Exhibit description
10.2*	Second Amended and Restated Agreement of Limited Partnership, dated as of October 11, 2012, of ZAIS Financial Partners, L.P.
10.3*	Registration Rights Agreement, dated August 3, 2011, among ZAIS Financial Corp., ZAIS Group, LLC and certain persons listed on Schedule I thereto
10.4*	First Amended and Restated Registration Rights Agreement, dated October 11, 2012, among ZAIS Financial Corp., ZAIS Group, LLC and certain persons listed on Schedule I thereto
10.5*	Registration Rights Agreement, dated October 11, 2012, among ZAIS Financial Corp., ZAIS REIT Management, LLC and certain persons listed on Schedule I thereto
10.6*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Christian Zugel
10.7*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Michael Szymanski
10.8*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Denise Crowley
10.9*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Paul McDade
10.10*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Brian Hargrave
10.11*	Indemnification Agreement, dated , between ZAIS Financial Corp. and Steven Haber
10.12*	Form of Indemnification Agreement among ZAIS Financial Corp. and its proposed directors
10.13*	Form of ZAIS Financial Corp. 2012 Equity Incentive Plan
10.14*	Form of Restricted Stock Award Agreement
10.15*	Form of Restricted Stock Unit Award Agreement
10.16*	Form of License Agreement
10.17*	Form of Irrevocable Exchange and Subscription Agreement between various contributors and ZAIS Financial Corp. (relating to the initial formation transactions)
21.1*	List of Subsidiaries of ZAIS Financial Corp.
23.1*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.

Item 37.    Undertakings.

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Red Bank, State of New Jersey, on                          , 2012.

ZAIS Financial Corp.
By:	Name: Michael Szymanski Title: Chief Executive Officer and President

        Each person whose signature appears below hereby constitutes and appoints Christian Zugel, Michael Szymanski and Paul McDade and each of them, such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures		Title	Date

By:	Christian Zugel	Chairman of the Board of Directors (Co-Principal Executive Officer)	, 2012
By:	Michael Szymanski	Chief Executive Officer, President and Director (Co-Principal Executive Officer)	, 2012
By:	Paul McDade	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	, 2012

EXHIBIT INDEX

Exhibit number	Exhibit description
1.1*	Form of Underwriting Agreement among ZAIS Financial Corp. and the underwriters named therein
3.1*	Articles of Amendment and Restatement of ZAIS Financial Corp.
3.2*	Articles Supplementary of ZAIS Financial Corp.
3.3*	Bylaws of ZAIS Financial Corp.
4.1*	Specimen Common Stock Certificate of ZAIS Financial Corp.
5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1*
First Amended and Restated Investment Advisory Agreement, dated as of October 11, 2012, by and among ZAIS Financial Corp., ZAIS Financial Partners, L.P., ZAIS Asset I, LLC, ZAIS Asset II, LLC, ZAIS Asset III, LLC and ZAIS REIT Management, LLC
10.2*	Second Amended and Restated Agreement of Limited Partnership, dated as of October 11, 2012, of ZAIS Financial Partners, L.P.
10.3*	Registration Rights Agreement, dated August 3, 2011, among ZAIS Financial Corp., ZAIS Group, LLC and certain persons listed on Schedule I thereto
10.4*	First Amended and Restated Registration Rights Agreement, dated October 11, 2012, among ZAIS Financial Corp., ZAIS Group, LLC and certain persons listed on Schedule I thereto
10.5*	Registration Rights Agreement, dated October 11, 2012, among ZAIS Financial Corp., ZAIS REIT Management, LLC and certain persons listed on Schedule I thereto
10.6*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Christian Zugel
10.7*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Michael Szymanski
10.8*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Denise Crowley
10.9*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Paul McDade
10.10*	Indemnification Agreement, dated August 3, 2011, between ZAIS Financial Corp. and Brian Hargrave
10.11*	Indemnification Agreement, dated , between ZAIS Financial Corp. and Steven Haber
10.12*	Form of Indemnification Agreement among ZAIS Financial Corp. and its proposed directors
10.13*	Form of ZAIS Financial Corp. 2012 Equity Incentive Plan
10.14*	Form of Restricted Stock Award Agreement
10.15*	Form of Restricted Stock Unit Award Agreement

Exhibit number	Exhibit description
10.16*	Form of License Agreement
10.17*	Form of Irrevocable Exchange and Subscription Agreement between various contributors and ZAIS Financial Corp. (relating to the initial formation transactions)
21.1*	List of Subsidiaries of ZAIS Financial Corp.
23.1*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.